Form 10KSB40, Exhibit 13
period 1997-06-30
HORIZON FINANCIAL SERVICES CORP
filed 1997-09-26
CIK 920600

-------------------------------------------------------------------------------

1997 ANNUAL REPORT

-------------------------------------------------------------------------------







[LOGO]










                          HORIZON FINANCIAL SERVICES
                                  CORPORATION

-------------------------------------------------------------------------------

TABLE OF CONTENTS

-------------------------------------------------------------------------------










      President's Letter to Shareholders...........................  1
      Selected Consolidated Financial Information..................  2
      Management's Discussion and Analysis of Financial
        Condition and Results of Operation.........................  4
      Consolidated Financial Statements............................ 15
      Stockholder Information...................................... 40
      Corporate Information........................................ 41

                        [HORIZON FINANCIAL LETTERHEAD]








                              September 26, 1997


Dear Stockholder:

I am pleased to report to you that the Company's fiscal year ended June 30, 1997, was again one of increased profitability from recurring operations. Net interest income after provision for losses on loans was $2.24 million, an increase of $259,000 or 13.1%.

Disregarding the one-time assessment by the FDIC to recapitalize the Savings Association Insurance Fund, which cost the Company $207,000 (net of taxes), net earnings for the year were $485,000, representing a return on average assets of .61%. This represents an increase of $109,000, or 29.0%, over last year's net earnings. Loans receivable increased by $3.1 million as residential real estate, consumer and commercial business loans increased. Total assets increased by $12.5 million, an increase of 17.0%. The Company's average interest rate spread, the difference between the yield earned on interest-earning assets and the rates paid on interest-bearing liabilities, was a healthy 3.12%, and its net interest margin was 3.41%, compared to 3.09% and 3.44%, respectively, for fiscal 1996.

Your Board and management are committed to continue building value in Horizon Financial. We will also continue to be an organization which builds family financial relationships and demonstrates commitment to our customers and to the communities we serve.

On behalf of all of us at Horizon Financial and Horizon Federal, we thank you for your support of and your investment in Horizon Financial.

Yours very truly,



Robert W. DeCook
President and Chief Executive Officer

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                               At June 30,
                                                      ------------------------------------------------------------
                                                        1997         1996          1995         1994         1993
                                                      --------     --------      --------     --------      ------
                                                                              (In Thousands)
Selected Financial Condition Data:
----------------------------------

Total assets.....................................      $85,969      $73,464       $69,624      $60,589       $56,181
Cash and cash equivalents........................        5,621        3,471         3,812        5,081         2,962
Securities available for sale....................       24,942       18,049         5,170        2,079           ---
Investment securities............................          ---          ---           100          600         1,094
Mortgage-backed and related securities...........          ---          ---        11,311       10,095        13,716
Loans receivable, net............................       52,193       49,104        46,478       40,409        35,711
Deposits.........................................       57,641       54,759        51,330       49,969        51,467
Advances from FHLB...............................       19,102        9,661         8,718        1,447           ---
Stockholders' equity.............................        8,412        8,390         8,786        8,584         4,149

                                                                          Year Ended June 30,
                                                 -------------------------------------------------------------------
                                                   1997             1996         1995          1994           1993
                                                 --------         --------     --------      --------       --------
                                                                 (In Thousands, Except Per Share Data)
Selected Operations Data:
-------------------------

Total interest income .....................       $ 5,895          $ 5,454       $ 4,752       $ 4,147        $ 4,321
Total interest expense ....................         3,402            3,144         2,443         2,160          2,403
                                                  -------          -------       -------       -------        -------
  Net interest income .....................         2,493            2,310         2,309         1,987          1,918
Provision for losses on loans .............           252              328             2           ---            ---
                                                  -------          -------       -------       -------        -------
Net interest income after
 provision for losses on loans ............         2,241            1,982         2,307         1,987          1,918
Noninterest income
  Fees, commissions and service charges ...           338              345           238           230            173
  Gain (loss) on sale of securities, net ..            81               39           ---          (273)             1
  Other noninterest income ................            19               94            23            21             16
                                                  -------          -------       -------       -------        -------
Total noninterest income ..................           438              478           261           (22)           190
Total noninterest expense .................         2,255(1)         1,886         1,904         1,526          1,250
                                                  -------          -------       -------       -------        -------
Earnings before taxes on income ...........           424              573           664           439            858
Taxes on income ...........................           146              197           245           166            313
                                                  -------          -------       -------       -------        -------
Net earnings before change in accounting
  principle ...............................           278              376           419           273            545
Cumulative effect from change in accounting
  principle, net of taxes on income .......           ---              ---           ---           160            ---
                                                  -------          -------       -------       -------        -------
Net earnings ..............................       $   278          $   376       $   419       $   433        $   545
                                                  =======          =======       =======       =======        =======

Earnings per share ........................       $  0.66          $  0.84       $  0.88           N\A            N\A
Dividends per share .......................       $  0.32          $  0.32       $  0.16           N\A            N\A

-----------------------
 (1) Includes the special assessment of $331,000 paid by the Company to the Federal Deposit Insurance Fund (the"FDIC") to recapitalize the Savings Association Insurance Fund (the "SAIF").

                                                                                   Year Ended June 30,
                                                                   -----------------------------------------------------
                                                                    1997        1996       1995       1994        1993
                                                                   ------      ------     ------     ------      -------
Selected Financial Ratios and Other Data:
-----------------------------------------

Performance Ratios:
  Return on assets (ratio of net earnings to average
     total assets)(1)......................................          .61%         .53%       .64%       .74%        .99%
  Interest rate spread information:
   Average during year.....................................         3.12         3.09       3.42       3.59        3.60
   End of year.............................................         3.07         3.06       2.59       3.41        3.79
  Net interest margin(2)...................................         3.41         3.44       3.82       3.70        3.72
  Ratio of operating expense to average total
    assets(1)..............................................         2.41         2.64       2.92       2.61        2.28
  Return on stockholders' equity (ratio of net
    earnings to average equity)(1).........................         5.77         4.38       4.82       9.84       14.06
 Efficiency ratio(3).......................................        67.51        68.61      74.09      68.19       59.33

Asset Quality Ratios:
 Non-performing assets to total assets at end of
   year(4).................................................         1.22         1.27       1.06       1.21        1.06
 Allowance for losses on loans to non-performing
    loans(4)...............................................        50.51        34.01      39.27      51.85       64.08
 Allowance for losses on loans  to total loans.............          .65          .63        .62        .91        1.04

Other Ratios:
 Stockholders' equity to total assets at end of
   year....................................................         9.78        11.42      12.62      14.17        7.39
 Average stockholders' equity to average assets............        10.54        12.00      13.34       7.54        7.07
 Average interest-earning assets to average
    interest-bearing liabilities...........................       106.13%      107.31%    109.88%    102.58%     102.36%

Number of full-service offices.............................           3            3          3          3           3

         -------------------

(1) Does not include one-time SAIF assessment paid in fiscal 1997 of $331,000 ($207,000, net of taxes).

(2)      Net interest income divided by average interest-earning assets.

(3) Noninterest expense (not including one-time SAIF assessment paid in fiscal 1997) divided by net interest income and other income, (excluding gain (loss) on sale of securities, net).

(4) Nonperforming assets consist of nonaccruing loans, accruing loans past-due 90 or more days and real estate owned. Nonperforming loans are nonperforming assets less real estate owned.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

General

         Horizon Financial Services Corporation (the "Company") is a savings and loan holding company the primary asset of which is Horizon Federal Savings Bank (the "Bank"). The Company was incorporated in March 1994 and sold 506,017 shares of common stock on June 28, 1994 for the purpose of acquiring all of the capital stock of the Bank in connection with the Bank's conversion from mutual to stock form of ownership (the "Conversion"). All references to the Company prior to June 28, 1994, except where otherwise indicated, are to the Bank and its subsidiary on a consolidated basis.

         The principal business of the Company has historically consisted of attracting deposits from the general public and making loans secured by residential and, to a lesser extent, other properties. The Company's results of operations are primarily dependent on net interest rate spread, which is the difference between the average yield on loans, mortgage-backed securities and investments and the average rate paid on deposits and other borrowings. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, the Company, like other non-diversified savings institution holding companies, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities.

         The Company's results of operations are also affected by, among other things, fee income received, loss or profit on securities available for sale, the establishment of provisions for possible losses on loans, income derived from subsidiary activities, the level of operating expenses and income taxes. The Company's operating expenses principally consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums, data processing expenses and other general and administrative expenses.

         The Company is significantly affected by prevailing economic conditions including federal monetary and fiscal policies and federal regulation of financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within the institution's market area. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan repayments, borrowings and funds provided from operations.

         Certain statements in this report that relate to the Corporation's plans, objectives or future performance may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on Management's current expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties. Additional discussion of factors affecting the Corporation's business and prospects is contained in the Corporation's periodic filings with the Securities and Exchange Commission.

Financial Condition

         June 30, 1997 Compared to June 30, 1996. Total assets increased $12.5 million, or 17.0%, to $85.9 million at June 30, 1997 from $73.4 million at June 30, 1996. The increase was reflected in a $6.9 million increase in securities available for sale, a $3.1 million increase in net loans receivable, a $2.1 million increase in cash and cash equivalents, and a

$400,000 increase in Federal Home Loan Bank stock. The increases were funded primarily through additional advances of $9.4 million from the Federal Home Loan Bank (the "FHLB") of Des Moines and a $2.9 million increase in deposits. During fiscal 1997, the Company leveraged its capital through FHLB advances in an effort to increase earnings. See "Asset/Liability Management."

         Total liabilities increased $12.5 million, or 19.2%, to $77.6 million at June 30, 1997 from $65.1 million at June 30, 1996, primarily as a result of the $9.4 million increase in FHLB advances and a $2.9 million increase in deposits.

         Stockholders' equity increased $22,000, or .27%, during fiscal 1997, primarily through the retention of net income and a positive adjustment of net unrealized losses on securities available for sale, offset by the repurchase of the Company's common stock and the payment of dividends declared on common stock. The Company paid dividends totaling approximately $130,000 or $.32 per share. The Company repurchased five percent of its common stock, 22,397 shares, under a stock repurchase program completed during fiscal 1997. The common stock was repurchased during 1997 at a cost of $337,354, or $15.06 per share. As of September 10, 1997, the Company's shares traded at $18.875.

         June 30, 1996 Compared to June 30, 1995. Total assets increased $3.8 million, or 5.5%, to $73.4 million at June 30, 1996 from $69.6 million at June 30, 1995. The increase was reflected in a $2.6 million increase in net loans receivable and a $1.4 million net increase in securities available for sale. In December 1995, the Company transferred and reclassified its entire held to maturity portfolio of investment, mortgage-backed and related securities to available for sale. See "Asset/Liability Management." The increases in loans and investment and mortgage-backed and related securities were funded primarily through a $3.4 million increase in deposits, advances of $943,000 from the FHLB and a $341,000 decrease in cash and cash equivalents.

         Total liabilities increased $4.3 million to $65.1 million at June 30, 1996, from $60.8 million at June 30, 1995, primarily as a result of a $3.4 million increase in deposits and additional advances of $943,000 from the FHLB. Management attributes the increase in deposits to the attractive rates it is currently offering on savings accounts which are competitive with mutual fund rates.

         Stockholders' equity decreased $396,000, or 4.50%, during fiscal 1996 primarily as a result of the Company's stock repurchases and the payment of dividends on common stock. The decrease in Stockholders' equity was partially offset by net earnings. The Company paid dividends totaling $138,166, or $.32 per share. The Company repurchased nine percent of its common stock, 48,312 shares, under a stock repurchase program completed during fiscal 1996. The common stock was repurchased during 1996 at a cost of $699,431, or $14.48 per share.

Results of Operations

Comparison of Years Ended June 30, 1997 and June 30, 1996

         General. Net earnings for the year ended June 30, 1997 decreased $98,000 to $278,000 from $376,000 for the year ended June 30, 1996. This decrease was primarily due to the one time special assessment of $207,000, net of taxes, by the FDIC to recapitalize the SAIF. Net earnings, without the SAIF assessment, for the year ended June 30, 1997 would have been $485,000 as compared to $376,000 for the same period ended June 30, 1996, resulting in an increase of $109,000 or 29.0%.

         Interest Income. Interest income increased $441,000 to $5.9 million for the year ended June 30, 1997 compared to $5.5 million for the year ended June 30, 1996. The increase was attributable primarily to interest earned on loans receivable as a result of an increase in the average outstanding balance of loans, and to a lesser extent, the yield earned on such loans. The average outstanding balance of loans receivable increased $3.2 million to $51.2 million during fiscal 1997, while the yield earned on such loans increased 8 basis points to 8.62%. An increase of $2.7 million in the average outstanding balance of the Company's securities available for sale also contributed to the increase in interest income. These increases were funded with FHLB advances and customer deposits. The yield on all average interest-earning assets decreased slightly during fiscal 1997 to 8.06% from 8.11% during fiscal 1996.

         Interest Expense. Interest expense increased $258,000 to $3.4 million for the year ended June 30, 1997 compared to $3.1 million for the year ended June 30, 1996. The increase in interest expense was primarily attributable to increases in the average outstanding balance of FHLB advances and deposits, combined with increased rates paid on savings deposits. The average rate paid on savings deposits increased by 60 basis points to 4.43% during fiscal 1997 from 3.83% during fiscal 1996. The average rate paid on all interest-bearing liabilities decreased 8 basis points to 4.94% during fiscal 1997 from 5.02% during fiscal 1996.

         Net Interest Income. Net interest income increased $183,000 to $2.5 million in fiscal 1997 from $2.3 in fiscal 1996. The ratio of the Company's average interest-earning assets to average interest-bearing liabilities decreased to 106.14% during fiscal 1997 from 107.31% during fiscal 1996. During this same period the Company's interest rate spread increased slightly to 3.12% from 3.09%.

         Provision for Losses on Loans. The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowance for losses on loans. During the year ended June 30, 1997, the Company had a $252,000 addition to its allowance for losses on loans compared to a $328,000 provision in fiscal 1996. The Company continues to monitor and adjust its allowance for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach toward reserve levels, consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non-performing assets and their estimated value. Future additions to the Company's allowance for losses on loans and any change in the related ratio of the allowance for losses on loan to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for losses on loans reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations. As of June 30, 1997 the Company's allowance for losses on loans was $348,000 compared to $318,000 at June 30, 1996.

         As of June 30, 1997, the Company's non-performing assets, consisting of nonaccruing loans, accruing loans 90 days or more delinquent, real estate owned and repossessed consumer property, totaled $1,045,000, or 1.22% of total assets, compared to $935,000, or 1.27% of total assets, as of June 30, 1996. The increase in non-performing assets related primarily to a $119,000 increase to foreclosed assets and a $220,000 increase in accruing loans past-due 90 or more days. The increase was partially offset by a $229,000 decrease in non-accruing loans.

         Noninterest Income. Noninterest income decreased $40,000 to $438,000 for the year ended June 30, 1997 from $478,000 for the year ended June 30, 1996. The decrease was primarily attributable to the $37,000 nonrecurring special patronage dividend received by the Company from its data processing servicer and a $33,000 gain on the sale of the data processing center during fiscal 1996 while no similar noninterest income was received for fiscal 1997. This decrease was partially offset by a $42,000 increase in the gain on sale of securities to $81,000 for fiscal 1997 as compared to $39,000 for the year ended June 30, 1996.

         Noninterest Expense. Noninterest expense increased $369,000, or 19.6%, to $2.3 million for the year ended June 30, 1997 from $1.9 million for the year ended June 30, 1996. The increase was primarily the result of the one time special assessment of $331,000 by the FDIC to recapitalize the SAIF. Also contributing to the increase in noninterest expense was a $121,000 increase in compensation costs generally associated with the Company's stock-based compensation plans as a result of an increase in the Company's stock price, partially offset by a $51,000 decrease in other general expense.

         Income Tax Expense. Income taxes decreased $52,000 to $145,000 for the year ended June 30, 1997 from $197,000 for the same period in 1996. The decrease was primarily due to a decrease in earnings prior to taxes on income. Income tax expense was reduced by low income housing credits of approximately $42,000, which are expected to continue annually through 2005.

Comparison of Years Ended June 30, 1996 and June 30, 1995

         General. Net earnings for the year ended June 30, 1996 decreased $43,000 to $376,000 from $419,000 for the year ended June 30, 1995. This decrease was primarily the result of a $326,000 increase in the provision for losses on loans from $2,000 in fiscal 1995 to $328,000 in fiscal 1996. Partially offsetting this decrease was a $217,000 increase in noninterest income, an $18,000 decrease in noninterest expense, and a $48,000 decrease in income taxes.

         Interest Income. Interest income increased $702,000 to $5.4 million for the year ended June 30, 1996 compared to $4.7 million for the year ended June 30, 1995. The increase was attributable primarily to interest earned on loans receivable as a result of an increase in both the average outstanding balance of, and the yield earned on, such loans. The average outstanding balance of loans receivable increased $5.0 million to $48.0 million during fiscal 1996, while the yield earned on such loans increased 35 basis points to 8.54%. An increase in the average outstanding balance of the Company's investment, mortgage-backed and related securities (all currently classified as securities for sale) of $936,000 also contributed to the increase in interest income. These increases were funded with customer deposits and advances from the FHLB. The yield on all average interest-earning assets increased during fiscal 1996 to 8.11% from 7.86% during fiscal 1995.

         Interest Expense. Interest expense increased $701,000 to $3.1 million for the year ended June 30, 1996 compared to $2.4 million for the year ended June 30, 1995. The increase in interest expense was primarily attributable to increases in the average outstanding balances of savings deposits and FHLB advances, combined with increased rates paid on savings deposits and certificates of deposit. The rates paid on savings deposits and certificates of deposit increased by 91 basis points and 70 basis points, respectively. The average rate paid on all interest-bearing liabilities increased 58 basis points to 5.02% during fiscal 1996 from 4.44% during fiscal 1995.

         Net Interest Income. Net interest income remained constant at $2.3 million for fiscal years 1996 and 1995. The ratio of the Company's average interest-earning assets to average interest-bearing liabilities decreased 2.57% to 107.31% during fiscal 1996 from 109.88% during fiscal 1995. During this same period the Company's interest rate spread narrowed to 3.09% from 3.42%.

         Provision for Losses on Loans. The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowance for losses on loans. During the year ended June 30, 1996, the Company had a $328,000 addition to its allowance for losses on loans compared to a $2,000 provision in fiscal 1995. The increase in the provision for loss on loans was predominantly attributable to a $227,000 commercial business operating loan which defaulted during fiscal 1996 and subsequently was written off. The Company continues to monitor and adjust its allowance for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach toward reserve levels, consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non-performing assets and their estimated value. Future additions to the Company's allowance for losses on loans and any change in the related ratio of the allowance for losses on loan to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for losses on loans reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations. As of June 30, 1996 the Company's allowance for losses on loans was $318,000 compared to $291,000 at June 30, 1995.

         As of June 30, 1996, the Company's non-performing assets, consisting of nonaccruing loans, accruing loans 90 days or more delinquent, real estate owned and repossessed consumer property, totaled $935,000 or 1.27% of total assets compared to $741,000 or 1.06% of total assets as of June 30, 1995. The increase in non-performing assets related primarily to a $153,000 increase in nonaccruing loans (consisting of residential loans totaling $54,000, consumer loans totaling $83,000 and commercial business loans totaling $16,000) and a $31,000 increase in foreclosed assets.

         Noninterest Income. Noninterest income increased $217,000, or 83.3%, to $478,000 for the year ended June 30, 1996 from $261,000 for the year ended June 30, 1995. The increase was primarily attributable to a $108,000 increase in fees, commissions and service charges resulting from increased fees charged on checking accounts and increased commission income on sales of alternative financial products sold through the wholly-owned financial services subsidiary of the Bank. Also contributing to the increase in noninterest income was a $37,000 nonrecurring special patronage dividend received by the Company from its data processing servicer, a $33,000 gain in connection with the sale of the data processing center during fiscal 1996 and a $39,000 gain on the sale of securities.

         Noninterest Expense. Noninterest expense decreased by $17,000 in fiscal 1996. Decreases of $43,000 in office occupancy expense, $19,000 in advertising expense, and $14,000 in data processing expense were partially offset by increases of $28,000 in real estate expense and $22,000 in other general expense.

         Income Tax Expense. Income taxes decreased $48,000 to $197,000 for the year ended June 30, 1996 from $245,000 for the same period in 1995. The decrease was primarily due to a decrease in earnings prior to taxes on income and a 2.6% decrease in the Company's effective tax rate as a result of low income housing credits.

Average Balances, Interest Rates and Yields

         The following table presents for the periods indicated the total dollar amount of interest income earned on average interest-earning assets and total dollar amount of interest expense paid on average interest-bearing liabilities, as well as their resultant yields and rates, respectively. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                    Year Ended June 30,
                                      --------------------------------------------------------------------------------------------
                                                     1997                          1996                           1995
                                      ------------------------------- ------------------------------ -----------------------------
                                        Average     Interest            Average   Interest              Average    Interest
                                      Outstanding    Earned/   Yield/ Outstanding  Earned/   Yield/   Outstanding  Earned/   Yield/
                                        Balance       Paid      Rate    Balance     Paid     Rate(2)    Balance     Paid      Rate
                                      -----------   --------   ------ ----------- --------   -------  ----------- --------   ------
                                                                    (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1)...............     $51,166     $ 4,408    8.62%   $47,993     $4,101     8.54%    $42,982     $3,522     8.19%
 Securities available for sale.....      19,445       1,332    6.85     16,779      1,159     6.91       3,752        330     8.80
 Mortgage-backed securities(2).....          --          --      --         --         --       --      11,453        731     6.38
 Investment securities(2)..........          --          --      --         --         --       --         638         48     7.43
 Other interest-earning assets.....       1,814         108    5.96      1,954        158     8.09       1,161         85     4.91
 FHLB stock........................         666          47    7.03        507         36     7.10         471         36     7.76
                                        -------     -------            -------     ------              -------     ------
  Total interest-earning assets(1).      73,091       5,895    8.06     67,233      5,454     8.11      60,457      4,752     7.86
                                        -------     -------            -------     ------              -------     ------

Interest-Bearing Liabilities:
 Savings deposits..................      15,829         701    4.43     11,577        443     3.83       7,672        224     2.92
 Money market deposits.............         935          22    2.42      1,163         28     2.41       2,513         71     2.82
 Demand and NOW deposits...........       5,371          93    1.66      4,590         83     1.81       4,202         71     1.70
 Certificates of deposit...........      33,759       1,866    5.53     35,820      2,040     5.70      35,652      1,783     5.00
 FHLB Advances.....................      12,978         720    5.54      9,502        550     5.79       4,980        294     5.90
                                        -------     -------            -------     ------              -------     ------
   Total interest-bearing liabilities   $68,872       3,402    4.94    $62,652      3,144     5.02     $55,019      2,443     4.44
                                        -------     -------            -------     ------              -------     ------

Net interest income................                 $ 2,493                        $2,310                          $2,309
                                                    =======                        ======                          ======

Net interest rate spread...........                            3.12%                          3.09%                           3.42%
                                                               =====                          ====                            ====

Net interest-earning assets........     $ 4,219                        $ 4,581                         $ 5,438
                                        =======                        =======                         =======

Net interest margin(3).............                            3.41%                          3.44%                           3.82%
                                                               =====                          ====                            ====

Average interest-earning assets to
 average interest-bearing liabilities                106.13%                           107.31%                     109.88%
                                                    =======                           ======                       ======

-------------------------------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves

(2) In late 1995, the FASB issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt Securities, Questions and Answers." This guide permitted a one-time reassessment of the appropriateness of classification of securities. Upon adoption of the guide, the Bank elected to redesignate its entire portfolio of investment, mortgage-backed and related securities from securities held to maturity to securities available for sale. For additional information regarding these securities, see Note 1 of the Notes to Consolidated Financial Statements presented elsewhere in the Annual Report.

(3)      Net interest income divided by average interest-earning assets.

Rate/Volume Analysis of the Net Interest Income

         The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                                         Year Ended June 30,
                                               ------------------------------------------------------------------------
                                                         1997 vs. 1996                          1996 vs. 1995
                                               ---------------------------------     ----------------------------------
                                                    Increase                               Increase
                                                   (Decrease)                             (Decrease)
                                                     Due to               Total             Due to             Total
                                               ------------------       Increase      -------------------     Increase
                                               Volume       Rate       (Decrease)     Volume        Rate     (Decrease)
                                               ------       ----       ----------     ------        ----     ----------
                                                                          (In Thousands)
Interest-earning assets:
  Loans receivable......................      $   217     $     90      $    307      $   312       $  267      $   579
  Securities available for sale.........          153           20           173          486         (436)          50
  Other interest-earning assets.........          (49)          (1)          (50)          39           34           73
  FHLB Stock............................           11           --            11           --           --           --
                                              -------     --------      --------      -------       ------      -------

    Total interest-earning assets.......      $   331     $    109      $    441      $   837       $ (135)     $   702
                                              =======     ========      --------      =======       ======      -------

Interest-bearing liabilities:
  Savings deposits......................          199           59           258          217            2          219
  Money market deposits.................           (5)          --            (5)         (20)         (23)         (43)
  Demand and NOW deposits...............           60          (50)           10           12           --           12
  Certificates of deposits..............       (1,248)       1,074          (174)         163           94          257
  FHLB advances.........................          162            7           169        1,608       (1,352)         256
                                              -------     --------      --------      -------       ------      -------

    Total interest-bearing liabilities..      $  (832)    $  1,090      $    258      $ 1,980       $1,279      $   701
                                              ========    ========      --------      =======       ======      -------

Net interest income.....................                                $    183                                $     1
                                                                        ========                                =======

Interest Rate Spread

         The following table sets forth the weighted average yields on interest-earning assets, the weighted average rates on interest-bearing liabilities and the interest rate spread between weighted average yields and rates at the end of each of the years presented. Non-accruing loans have been included in the table as carrying a zero yield.


                                                          At June 30,
                                               ----------------------------
                                                1997        1996       1995
                                               ------      ------     -----

Weighted average yield on:

 Loans receivable, net(1)..................     8.65%       8.43%      8.04%
 Securities available for sale.............     6.99        6.66       7.67
 Mortgage-backed securities................       --          --       6.69
 Investment securities.....................       --          --       9.00
 Other interest-earning assets.............     5.45        5.15       6.15
 FHLB stock................................     7.00        7.00       7.00
   Combined weighted average yield on
   interest-earning assets.................     8.00        7.90       7.74

Weighted average rate paid on:

 Savings deposits..........................     4.24        4.06       4.04
 Money market deposits.....................     2.43        2.41       3.53
 Demand and NOW deposits...................     1.39        1.79       1.80
 Certificates of Deposit...................     5.62        5.54       5.71
 FHLB advances.............................     5.71        5.49       6.04
   Combined weighted average rate paid
   on interest-bearing liabilities.........     4.93        4.84       5.15

 Spread....................................     3.07%       3.06%      2.59%

---------------------
              (1) Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.

Asset/Liability Management

         The Company currently focuses lending efforts toward originating competitively priced adjustable-rate loan products and fixed-rate loan products with relatively short terms to maturity, generally fifteen years or less. This allows the Company to maintain a portfolio of loans which will be sensitive to changes in the level of interest rates while providing a reasonable spread to the cost of liabilities used to fund the loans. The Company, however, also makes long-term, fixed-rate mortgage loans which are sold in the secondary market.

         The Company's primary objective for its investment portfolio is to provide the liquidity necessary to meet loan funding needs. This portfolio is used in the ongoing management of changes to the Company's assets/liability mix, while contributing to profitability through earnings flow. The investment policy generally calls for funds to be invested among various categories of security types and maturities based upon the Company's need for liquidity, desire to achieve a proper balance between minimizing risk while maximizing yield, the need to provide collateral for borrowings, and to fulfill the Company's asset/liability management goals.

         The Company's cost of funds are typically responsive to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by the levels of short-term interest rates. The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

         The Company emphasizes and promotes its savings, money market, demand and NOW accounts and, subject to market conditions, certificates of deposit with maturities of six months through five years, principally within its primary market area. The savings and NOW accounts tend to be less susceptible to rapid changes in interest rates.

         In managing its asset/liability mix, the Company, at times, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. In this regard, the Company has borrowed and may continue to borrow from the FHLB to purchase securities when advantageous interest rate spreads can be obtained. Management believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. The Company has established limits, which may change from time to time, on the level of acceptable interest rate risk. There can be no assurance, however, that in the event of an adverse change in interest rates the Company's efforts to limit interest rate risk will be successful.

         Net Portfolio Value. The OTS provides a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of the Bank's assets and liabilities is done within the context of the marketplace, but also within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         The OTS issued a regulation which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Notwithstanding the foregoing and the fact that the Bank, due to its asset size and level of risk-based capital, is exempt from this requirement, utilizing this measuring concept, the Bank's interest rate risk was considered normal under OTS regulations and no additional risk-based capital would have been required at June 30, 1997.

         Presented below, as of June 30, 1997, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits and in accordance with OTS regulations. Such limits have been established with consideration of the dollar impact of various rate changes and the Bank's strong capital position. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates.


         Change in                                 At June 30, 1997
       Interest Rate       Board Limit           ----------------------
      (Basis Points)         % Change            $ Change       % Change
      --------------       -----------           --------       --------
                                (Dollars in Thousands)

           +300              (60)%               $(4,651)         (51)%
           +200              (45)                 (3,003)         (33)
           +100              (25)                 (1,409)         (15)
              0               --                      --           --
           -100              (25)                    793            9
           -200              (45)                    836            9
           -300              (60)                  1,230           13

         Management reviews the OTS measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to assess interest rate risk.

         Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Liquidity and Capital Resources

         The OTS requires minimum levels of liquid assets. OTS regulations presently require the Bank to maintain an average daily balance of liquid assets (United States Treasury and federal agency securities and other investments having maturities of five years or less) equal to at least 5.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions. Such investments are intended to provide a source of relatively liquid funds upon which the Bank may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Bank has historically maintained its liquidity ratio in excess of that required. The Bank's liquidity ratios were 7.1%, 6.6% and 5.4% at June 30, 1997, 1996 and 1995, respectively.

         Liquidity management is both a daily and long-term responsibility of management. The Bank adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing investments and (iv) the objectives of its asset/liability management program. Excess liquidity generally is invested in interest-bearing overnight deposits and other short-term government and agency obligations. If the Bank requires additional funds beyond its internal ability to generate such funds it has additional borrowing capacity with the FHLB of Des Moines and collateral eligible for repurchase agreements.

         The Company principally uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs. At June 30, 1997, the Company had $238,000 of loan commitments. The Company anticipates that it will have sufficient funds available to meet outstanding loan commitments. Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Bank's foreseeable short- and long-term liquidity needs.

         Certificates of deposit scheduled to mature in a year or less at June 30, 1997 totaled $20.0 million or 60.3% of the Company's total certificates of deposit. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company. There can be no assurance, however, that the Company can retain all such deposits. At June 30, 1997, the Company had outstanding borrowings of $19.1 million from the FHLB of Des Moines and had the capacity to borrow up to approximately $20.9 million.

         The primary investing activities of the Company include the origination of loans and the purchase of mortgage-backed securities. At June 30, 1997, these assets accounted for over 89.7% of the Company's total assets. Such origination and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, FHLB advances, net income and, to a lesser extent, increases in deposits.

         At June 30, 1997, the Bank had tangible and core capital of $6.2 million, or 7.4% of adjusted total assets, which was approximately $5.0 million and $3.7 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. At June 30, 1997, the Bank had risk-based capital of $6.5 million (including $6.2 million in core capital), or 14.4% of risk-weighted assets of $45.0 million. This amount was $2.9 million above the 8% requirement in effect on that date. The Bank is presently in compliance with the fully phased-in capital requirements.

Impact of Inflation and Changing Prices

         The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Effect of New Accounting Standards

         Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," will be effective for the Company for the periods ending after December 15, 1997. SFAS No. 128 simplifies the standards of computing earnings per share and changes the presentation of earnings per share in the financial statements. The Company expects to adopt SFAS No. 128 when required, and management believes the adoption will not have a material effect on disclosures of earnings per share.

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Horizon Financial Services Corporation
Oskaloosa, Iowa:

We have audited the accompanying consolidated balance sheets of Horizon Financial Services Corporation and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Financial Services Corporation and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.





                             KPMG Peat Marwick LLP

Des Moines, Iowa
July 30, 1997

               HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

                          Consolidated Balance Sheets

                            June 30, 1997 and 1996

                                                                                                 1997               1996
                                                                                                 ----               ----
                                                           Assets
                                                           ------

Cash and cash equivalents                                                                 $    5,621,242         3,470,538
Securities available for sale (note 2)                                                        24,942,234        18,049,483
Loans receivable, net (notes 3 and 4)                                                         52,193,285        49,104,188
Real estate (note 5)                                                                             550,690           504,457
Stock in Federal Home Loan Bank, at cost                                                         955,600           558,800
Office property and equipment, net (note 6)                                                    1,082,013         1,133,315
Accrued interest receivable (note 7)                                                             554,239           513,629
Prepaid expenses and other assets                                                                 70,160           129,776
                                                                                          --------------       -----------
             Total assets                                                                 $   85,969,463        73,464,186
                                                                                          ==============       ===========

                                                      Liabilities and
                                                    Stockholders'Equity
                                                    -------------------

Deposits (note 8)                                                                         $   57,641,372        54,758,967
Advances from Federal Home Loan Bank (note 9)                                                 19,101,533         9,661,271
Advance payments by borrowers for taxes and insurance                                            400,663           386,272
Accrued taxes on income (note 10):
    Current                                                                                       39,923            36,347
    Deferred                                                                                      51,000            11,000
Accrued expenses and other liabilities                                                           322,311           220,103
                                                                                          --------------       -----------
             Total liabilities                                                                77,556,802        65,073,960
                                                                                          ==============       ===========

Commitments and contingencies (notes 3 and 5).

Stockholders' equity:
    Preferred stock, $.01 par value;
        authorized 250,000 shares; none issued                                                    -                  -
    Common stock, $.01 par value; 1,500,000 shares
        authorized; issued and outstanding
        523,099 shares in 1997 and 1996                                                            5,231             5,231
    Additional paid-in capital                                                                 4,795,400         4,752,930
    Retained earnings, substantially restricted (note 12)                                      5,305,946         5,157,486
    Treasury stock, at cost (97,559 and 75,162 shares
        at 1997 and 1996, respectively)                                                       (1,360,275)       (1,022,921)
    Unearned employee stock ownership plan shares (note 11)                                     (193,798)         (260,303)
    Unearned recognition and retention plan shares (note 11)                                     (47,655)          (83,871)
    Unrealized losses on securities available for sale                                           (92,188)         (158,326)
                                                                                          --------------       -----------
             Total stockholders' equity                                                        8,412,661         8,390,226
                                                                                          --------------       -----------
             Total liabilities and stockholders' equity                                   $   85,969,463        73,464,186
                                                                                          ==============       ===========

See accompanying notes to consolidated financial statements.

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Operations

                                                                                       Years ended June 30,
                                                                           ---------------------------------------------
                                                                                1997             1996            1995
                                                                                ----             ----            ----
Interest income:
    Loans                                                                  $ 4,408,308         4,100,960       3,522,117
    Mortgage-backed securities available for sale                                 -                -             730,819
    Investment securities available for sale                                 1,331,322         1,159,091         330,286
    Interest on investment securities                                             -                -              47,433
    Other investment income                                                    154,960           193,756         121,089
                                                                           -----------        ----------      ----------
            Total interest income                                            5,894,590         5,453,807       4,751,744
                                                                           -----------        ----------      ----------
Interest expense:
    Deposits (note 8)                                                        2,682,335         2,593,419       2,148,548
    Advance from Federal Home Loan Bank                                        719,415           550,293         293,703
                                                                           -----------        ----------      ----------
            Total interest expense                                           3,401,750         3,143,712       2,442,251
                                                                           -----------        ----------      ----------
            Net interest income                                              2,492,840         2,310,095       2,309,493
Provision for losses on loans (note 4)                                         252,110           328,192           2,000
                                                                           -----------        ----------      ----------
            Net interest income after provision for losses on loans          2,240,730         1,981,903       2,307,493
                                                                           -----------        ----------      ----------
Noninterest income
    Fees, service charges, and commissions                                     338,107           345,241         237,513
    Gain on sale of securities, net                                             81,403            39,198             -
    Other                                                                       18,629            93,295          23,066
                                                                           -----------        ----------      ----------
            Total noninterest income                                           438,139           477,734         260,579
                                                                           -----------        ----------      ----------
Noninterest expense:
    Compensation, payroll taxes,
        and employee benefits (note 11)                                      1,051,597           931,089         925,826
    Advertising                                                                 60,447            65,448          84,778
    Office property and equipment                                              319,765           312,592         355,961
    Federal insurance premiums and
        special assessments (note 13)                                          404,489           118,908         115,931
    Data processing services                                                   108,337            97,938         111,576
    Other real estate expense                                                   52,701            50,996          22,644
    Other                                                                      257,741           309,205         286,971
                                                                           -----------        ----------      ----------
            Total noninterest expense                                        2,255,077         1,886,176       1,903,687
                                                                           -----------        ----------      ----------
            Earnings before taxes on income                                    423,792           573,461         664,385

Taxes on income (note 10)                                                      145,300           197,000         245,000
                                                                           -----------        ----------      ----------
            Net earnings                                                  $    278,492           376,461         419,385
                                                                           ===========        ==========      ==========
Earnings per common share                                                 $      .66                .84             .88
                                                                           ===========        ==========      ==========
Weighted-average common shares outstanding                                $    431,721           468,359         513,324
                                                                           ===========        ==========      ==========

See accompanying notes to consolidated financial statements.

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

                   Years ended June 30, 1997, 1996, and 1995


                                                                       Additional
                                          Preferred       Common        paid-in            Retained           Treasury
                                            stock         stock         capital            earnings             stock
                                            -----         -----         -------            --------             -----
Balance at June 30, 1994                 $   -             5,060       4,547,810           4,581,313              -

Net earnings                                 -               -               -               419,385              -
Dividends declared ($.16 per share)          -                                               (81,507)             -
Treasury stock acquired                      -               -               -                -               (323,490)
Recognition and retention plan               -               171         188,279              -                   -
ESOP shares allocated                        -               -               -                -                   -
Amortization of recognition
    and retention plan                       -               -               -                -                   -
Adjust valuation allowance on
    securities available for sale            -               -               -                -                   -
                                         --------         ------       ---------           ---------          --------
Balance at June 30, 1995                     -             5,231       4,736,089           4,919,191          (323,490)
Net earnings                                 -               -               -               376,461              -
Dividends declared ($.32 per share)          -               -               -              (138,166)             -
Treasury stock acquired                      -               -               -                -               (699,431)
ESOP shares allocated                        -               -               -                -                   -
Stock appreciation of
    allocated ESOP shares                    -               -            16,841              -                   -
Amortization of recognition
    and retention plan                       -               -               -                -                   -
Adjust valuation allowance on
    securities available for sale            -               -               -                -                   -
                                         --------         ------       ---------           ---------          --------
Balance at June 30, 1996                                   5,231       4,752,930           5,157,486        (1,022,921)
Net earnings                                 -               -               -               278,492              -
Dividends declared ($.32 per share)          -               -               -              (130,032)             -
Treasury stock acquired                      -               -               -                -               (337,354)
ESOP shares allocated                        -               -               -
Stock appreciation of
    allocated ESOP shares                    -               -            42,470              -                   -
Amortization of recognition
    and retention plan                       -               -               -                -                   -
Adjust valuation allowance on
    securities available for sale            -               -               -                -                   -
                                         --------         ------       ---------           ---------          --------
Balance at June 30, 1997                 $   -             5,231       4,795,400           5,305,946        (1,360,275)
                                         ========         ======       =========           =========          ========




                                                                 Recognition      Net unrealized
                                                Unearned             and          gain (loss) on
                                                  ESOP             retention    securities available
                                                 shares              plan            for sale                Total
                                                 ------              ----            --------                -----
Balance at June 30, 1994                         (390,353)              -            (159,484)              8,584,346

Net earnings                                         -                  -               -                     419,385
Dividends declared ($.16 per share)                 -                  -               -                     (81,507)
Treasury stock acquired                              -                7,986             -                    (315,504)
Recognition and retention plan                       -             (188,450)            -                       -
ESOP shares allocated                              57,830               -               -                      57,830
Amortization of recognition
    and retention plan                               -               60,371             -                      60,371
Adjust valuation allowance on
    securities available for sale                    -                  -              61,344                  61,344
                                                 --------          --------           -------               ---------
Balance at June 30, 1995                         (332,523)         (120,093)          (98,140)              8,786,265
Net earnings                                         -                  -               -                     376,461
Dividends declared ($.32 per share)                  -                  -               -                    (138,166)
Treasury stock acquired                              -                  -               -                    (699,431)
ESOP shares allocated                              72,220               -               -                      72,220
Stock appreciation of
    allocated ESOP shares                            -                  -               -                      16,841
Amortization of recognition
    and retention plan                               -               36,222            -                       36,222
Adjust valuation allowance on
    securities available for sale                    -                  -             (60,186)                (60,186)
                                                 --------          --------           -------               ---------
Balance at June 30, 1996                         (260,303)          (83,871)         (158,326)              8,390,226
Net earnings                                         -                  -               -                     278,492
Dividends declared ($.32 per share)                  -                  -               -                    (130,032)
Treasury stock acquired                              -                  -               -                    (337,354)
ESOP shares allocated                              66,505               -               -                      66,505
Stock appreciation of
    allocated ESOP shares                            -                  -               -                      42,470
Amortization of recognition
    and retention plan                               -               36,216             -                      36,216
Adjust valuation allowance on
    securities available for sale                    -                  -              66,138                  66,138
                                                 --------          --------           -------               ---------
Balance at June 30, 1997                         (193,798)          (47,655)          (92,188)              8,412,661
                                                 ========          ========           =======               =========

See accompanying notes to consolidated financial statements.

          HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                                                                               Years ended June 30,
                                                                                 --------------------------------------------------
                                                                                      1997             1996                1995
                                                                                      ----             ----                ----
Cash flows from operating activities:
   Net earnings                                                                  $    278,492          376,461             419,385
   Aqjustments to reconcile net income to net
       cash provided by operating activities:
          Depreciation                                                                163,658          166,803             196,006
          Amortization of fees, premiums, and accretion of discounts, net              23,807           63,035              30,589
          Federal Home Loan Bank stock dividend                                          -              (9,500)               -
          Provision for losses on loans                                               252,111          328,192               2,000
          Amortization of stock compensation plans                                    145,191          119,283             118,201
          Gain on sale of securities                                                  (81,403)         (39,198)               -
          Increase in accrued interest receivable                                     (40,610)         (45,073)            (40,426)
          Deferred taxes on income                                                       -               -                  15,000
          Other, net                                                                  159,263          (51,759)             59,362
                                                                                  -----------        ---------          ----------
              Net cash provided by operating activities                               900,509          908,244             800,117
                                                                                  -----------        ---------          ----------
Cash flows from investing activities:
   Investment in certificates of deposit in other financial institutions, net            -               -                 100,000
   Securities available for sale:
       Purchases                                                                  (12,835,616)      (5,429,589)         (3,053,377)
       Proceeds from sale                                                           4,434,596        1,701,971               -
       Proceeds from maturity and principal collected                               1,672,003        1,273,989              62,418
   Held to maturity securities:
       Purchases                                                                          -               -             (3,946,050)
       Proceeds from maturity and principal collected                                     -            866,251           3,197,251
   Loans to customers, net                                                         (3,446,538)      (3,219,704)         (6,261,173)
   Proceeds from sale of real estate                                                   65,233          260,000               -
   Purchase of investment real estate                                                     -            (65,000)           (250,000)
   Purchase of Federal Home Loan Bank stock                                          (396,800)         (68,996)           (183,250)
   Proceeds from sale of fixed assets                                                     -             17,900               -
   Purchase of office property and equipment, net                                    (112,356)         (78,600)              -
                                                                                  -----------        ---------          ----------
              Net cash used in investing activities                               (10,619,478)      (4,741,778)        (10,334,181)
                                                                                  -----------        ---------          ----------
Cash flows from financing activities:
   Increase in customer deposit accounts, net                                       2,882,405        3,429,309           1,360,284
   Increase (decrease) in advance payments by borrowers for taxes and insurance        14,391          (42,981)             30,853
   Proceeds from advances from Federal Home Loan Bank                              15,000,000        7,500,000           8,400,000
   Principal payments on advances from Federal Home Loan Bank                      (5,559,738)      (6,556,324)         (1,129,504)
   Payment of dividends                                                              (130,031)        (138,166)            (81,507)
   Treasury stock acquired                                                           (337,354)        (699,431)           (315,504)
                                                                                  -----------        ---------          ----------
              Net cash provided by financing activities                            11,869,673        3,492,407           8,264,622
                                                                                  -----------        ---------          ----------
              Net increase (decrease) in cash and cash equivalents                  2,150,704         (341,127)         (1,269,442)

Cash and cash equivalents at beginning of year                                      3,470,538        3,811,665           5,081,107
                                                                                  -----------        ---------          ----------
Cash and cash equivalents at end of year                                          $ 5,621,242        3,470,538           3,811,665
                                                                                  ===========        =========          ==========
Supplemental disclosures of cash flow information:
   Cash paid for interest                                                         $ 3,336,641        3,144,844           2,419,307
   Cash paid for taxes                                                                134,941          205,000             164,711
   Issuance of stock to recognition and retention plan, net                               -               -                188,450
   Transfers of loans to real estate acquired through foreclosures                    105,330          265,060             190,000
   Transfer of investment and mortgage-backed securities to
       securities available for sale                                                      -         10,725,869                -
                                                                                  ===========        =========          ==========

See accompanying notes to consolidated financial statements.

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                            June 30, 1997 and 1996


(1)    Summary of Significant Accounting Policies

       Description of the Business and Concentration  of Credit

       Horizon Financial Services Corporation and subsidiaries (the Company or the Parent Company) is a thrift holding company headquartered in Oskaloosa, Iowa. The Company was organized for the purpose of owning the outstanding stock of Horizon Federal Savings Bank, FSB, (the Bank).

       The Bank serves Mahaska County, Marion County, and to a lesser extent
           Wapello County through its three retail offices, two of which are located in Oskaloosa, Iowa, and one located in Knoxville, Iowa. The Bank is primarily engaged in attracting retail deposits from the general public and investing those funds in residential and commercial real estate loans, and other consumer and commercial loans in its central Iowa market area. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers ability to repay their loans is dependent upon the economic conditions in the Company's market area.

       Consolidation and Basis of Presentation

       The consolidated financial statements include the accounts of Horizon
           Financial Services Corporation and its wholly owned subsidiary, the Bank and its wholly owned subsidiary, Horizon Investment Services, Inc. Horizon Investment Services, Inc. provides investment products and sells credit life insurance to customers of the Bank. All material intercompany accounts and transactions have been eliminated.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for losses on loans.

       Regulatory Capital

       The Bank is required by the Office of Thrift Supervision (OTS) to maintain prescribed levels of regulatory capital. At June 30, 1997, the requirements were met, and management anticipates meeting the requirements at June 30, 1998.

       Cash and Cash Equivalents

       For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents include interest earning deposits of $2,890,000 and $900,000 at June 30, 1997 and 1996, respectively.

                                      20                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Earnings Per Share

       Earnings per share is computed using the weighted-average number of common shares outstanding, after giving effect to additional shares assumed to be issued in relation to the Company's stock options and decreased by unearned employee stock ownership plan (ESOP) shares. The additional shares, related to the stock options, are assumed to be issued after acquisition of shares at the average price per share for the period under the treasury stock method with the assumed proceeds from the exercise of outstanding stock options. Such additional shares were 12,205 and 8,002 for the years ended June 30, 1997 and 1996, respectively. Weighted-average unearned ESOP shares were 22,251 and 29,501 for the years ended June 30, 1997 and 1996, respectively.

       Securities Available for Sale

       The Company classifies investment securities based on the Company's intended holding period. Securities which may be sold prior to maturity to meet liquidity needs, to respond to market changes, or to adjust the Company's asset-liability position are classified as available for sale. Securities which the Company intends to hold to maturity are classified as held to maturity.

       Securities available for sale are recorded at fair value. The aggregate unrealized gains or losses, net of the effect of taxes on income, are recorded as a component of stockholders' equity. Discounts and premiums are accreted and amortized, respectively, over the term of the security except for mortgage-backed and related securities and stripped mortgage-backed securities which are accreted and amortized over the period of estimated cash flows using the interest method. Actual prepayment experience on mortgage-backed and related securities and stripped mortgage-backed securities is periodically reviewed, and the timing of accretion or amortization is adjusted accordingly.

       In November 1995, the Financial Accounting Standards Board announced it would permit companies to make a one-time reclassification of their investment securities in conjunction with the issuance of a special report entitled A Guide to Implementation of Statement of 115 on Accounting for Certain Investments in Debt Securities. The Company transferred all remaining investment and mortgage-backed securities with amortized costs of $10,777,268 from investment and mortgage-backed securities to securities available for sale. Unrealized gains related to the securities transferred were $59,602.

       Gain or loss on sale is recognized in the statements of operations using the specific identification method.

       Allowance for Losses on Loans

       The allowance for losses on loans and real estate are maintained at amounts considered adequate to provide for such losses. The allowance for losses on loans is based on management's periodic evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimates of anticipated credit losses.

                                      21                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Allowance for Losses on Loans, Continued

       Accrued interest receivable on loans which become more than 90 days in arrears is charged to income. Subsequently, interest income is not recognized on such loans until collected or until determined by management to be collectable.

       Loans Receivable

       Underthe Company's credit policies, all loans with interest more than 90 days in arrears and restructured loans are considered to meet the definition of impaired loans. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate except, where more practical, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

       Loan Origination Fees and Related Costs

       Mortgage loan origination fees and certain direct loan origination costs, if material, are deferred and the net fee or cost is recognized in operations using the interest method. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.

       Real Estate

       Investment real estate represents a limited partnership interest in a low income housing apartment complex. The investment in the low income housing complex is carried at cost, adjusted for earnings and losses of the limited partnership. In 1996, investment real estate included a real estate property in Oskaloosa, Iowa, which was sold during 1997.

       Real estate acquired in settlement of loans is carried at the lower of cost or fair value. When property is acquired through foreclosure or a loan is considered impaired, any excess of the related loan balance over fair value is charged to the allowance for losses on loans. An allowance for real estate is provided as circumstances indicate additional loss on the property and is charged to noninterest expense.

       Financial Instruments with Off Balance Sheet Risk

       In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off balance sheet risk, which include commitments to extend credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on balance sheet instruments.

       Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements (see note 3). Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the counterparty.

                                      22                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Office Property and Equipment

       Office property and equipment are recorded at cost, and depreciation is accumulated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are 40 years for office buildings and 5 to 10 years for furniture, fixtures, and equipment.

       Maintenance and repairs are charged against income. Betterments are capitalized and subsequently depreciated. The cost and accumulated depreciation of properties retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts. Related profit or loss from such transactions is credited or charged to income.

       Treasury Stock

       Treasury stock is accounted for by the cost method, whereby shares of common stock reaquired are recorded at their purchase price.

       Taxes on Income

       The Company files a consolidated federal income tax return. For financial statement purposes, taxes on income are also presented on a consolidated basis. For state purposes, the Company and Horizon Investment Services, Inc. file income tax returns and the Bank files a franchise tax return.

       Generally accepted accounting principles require use of the asset and liability method of accounting for income taxes, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       Stock Option Plan

       On July 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to record compensation expense at the date of the grant if the current market price of the underlying stock exceeds the exercise price, or provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1996 and 1997 (none were made) and future years as if the fair-value-based method, which recognizes as expense over the vesting period the fair value of stock-based awards at the date of grant, had been applied.

                                      23                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Fair Value of Financial Instruments

       The Company's fair value estimates, methods, and assumptions for its financial instruments are set forth below:

           Cash and Cash Equivalents and Accrued Interest Receivable and Payable

           The carrying amount approximates the estimated fair value due to the short-term nature of those instruments.

           Securities Available for Sale

           The fair value of securities available for sale is estimated based on bid prices published in financial newspapers, bid quotations received from securities dealers, or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

           Loans

           Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, real estate, and installment.

           The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using the current rates at which similar loans would be made to borrowers with similar credit ratings. The estimate of maturity is based on the historical experience, with repayments for each loan classification, modified as required by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

           Federal Home Loan Bank (FHLB) Stock

           The value of the FHLB stock is equivalent to its carrying value because the stock is redeemable at par value.

           Deposits

           The fair value of deposits with no stated maturity, such as checking, savings, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

                                      24                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, Continued


(1)    Summary of Significant Accounting Policies, Continued

       Fair Value of Financial Instruments, Continued

           Advances from the FHLB

           The fair value of advances from the FHLB is calculated by discounting the scheduled payments through maturity. The discount rate is estimated using the rates currently offered for similar instruments.

           Off Balance Sheet Instruments

           The fair value of commitments to extend credit and unused lines of credit is estimated using the difference between current levels of interest rates and committed rates.

           Limitations

           Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

       Effect of New Accounting Standards

       SFAS128, "Earnings Per Share," will be effective for the Company for the periods ending after December 15, 1997. SFAS 128 simplifies the standards of computing earnings per share and changes the presentation of earnings per share in the financial statements. The Company expects to adopt SFAS 128 when required, and management believes the adoption will not have a material effect on disclosures of earnings per share.

                                      25                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(2)    Securities Available for Sale

       Securities available for sale at June 30, 1997 and 1996, were as follows:


                                                                                           Gross          Gross
                                                                       Amortized         unrealized     unrealized         Fair
                               Description                                cost              gains         losses           value
                               -----------                               -----              -----         ------           ------
       1997:
          U.S. treasury note, due within one year                   $        99,925          2,861           -              102,786

          FHLB bonds -
               Due beyond five years, but within ten years                1,000,000            -          150,946           849,054
          Small Business Administration
               guaranteed loan participation certificates                   983,898            -           12,303           971,595
          Mortgage-backed and related securities:
               Mortgage-backed securities                                 3,021,148         29,546         24,018         3,026,676
               Collateralized mortgage obligations                       18,131,580         88,307         82,043        18,137,844
          Equity securities                                                 579,775          9,800            625           588,950
                                                                    ---------------    -----------     ----------      ------------
                                                                         23,816,326        130,514        269,935        23,676,905
          Stripped mortgage-backed securities:
               Principal only                                                13,862            -            6,089             7,773
               Interest only                                              1,259,083          2,587          4,114         1,257,556
                                                                    ---------------    -----------     ----------      ------------
                                                                    $    25,089,271        133,101        280,138        24,942,234
                                                                    ===============    ===========     ==========      ============
       1996:
          U.S. treasury note, due within one year                   $        99,843          4,876            -             104,719
          FHLB bonds:
               Due beyond five years, but within ten years                  500,000            -           77,080           422,920
               Due beyond ten years                                         500,000                        83,750           416,250
          Small Business Administration
               guaranteed loan participation certificates                 1,058,332            -           37,303         1,021,029
          Mortgage-backed and related securities:
               Mortgage-backed securities                                 6,959,877         41,922         66,357         6,935,442
               Collateralized mortgage obligations                        8,916,075        107,223        128,698         8,894,600
          Equity securities                                                 250,825            -            3,950           246,875
                                                                    ---------------    -----------     ----------      ------------
                                                                         18,284,952        154,021        397,138        18,041,835
          Stripped mortgage-backed securities:
               Principal only                                                17,048            -            9,400             7,648
               Interest only                                                    -              -              -                 -
                                                                    ---------------    -----------     ----------      ------------
                                                                    $    18,302,000        154,021        406,538        18,049,483
                                                                    ===============    ===========     ==========      ============

                                      26                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(2)    Securities Available for Sale, Continued

       Sales of securities available for sale resulted in the following for the three years ended June 30:

                                                      1997              1996            1995
                                                      ----              ----            ----
               Proceeds                         $      4,434,596       1,701,971          -
               Gross realized gains                       87,499          41,442          -
               Gross realized losses                       6,096           2,244          -
                                                    ============     ===========       =======

       At June 30, 1997, certain securities available for sale with a fair value of approximately $4,700,000 were pledged as collateral for public funds deposits.

(3)    Loans Receivable

       At June 30, 1997 and 1996, loans receivable consisted of the following:


                                                                        1997              1996
                                                                        ----              ----
                Residential real estate loans:
                  One- to four-family                              $ 34,625,097        32,510,761
                  Multi-family                                          657,818           789,063
                  Construction                                          829,266         1,335,000
                                                                   ------------       -----------
                                                                     36,112,181        34,634,824

                Commercial real estate loans                          3,944,435         3,801,094
                                                                   ------------       -----------
                     Total real estate                               40,056,616        38,435,918
                                                                   ------------       -----------
                Consumer loans:
                  Automobile                                          4,051,259         3,515,734
                  Home improvement                                    2,352,928         1,966,572
                  Deposit accounts                                      221,613           174,826
                  Other                                               1,541,457         1,428,182
                                                                   ------------       -----------
                     Total consumer                                   8,167,257         7,085,314
                                                                   ------------       -----------
                Commercial business loans                             5,123,735         4,707,233
                                                                   ------------       -----------
                                                                     53,347,608        50,228,465
                Less:
                  Loans in process                                      732,186           730,420
                  Deferred fees and discounts                            74,109            76,212
                  Allowance for losses on loans                         348,028           317,645
                                                                   ------------       -----------
                     Total loans receivable, net                  $  52,193,285        49,104,188
                                                                   ============       ===========

                                27                                  (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(3)    Loans Receivable, Continued

       At June 30, 1997, the Bank had committed to originate $238,000 of fixed rate loans. In addition, the Bank had customers with unused lines of credit totaling $422,000 at June 30, 1997.

       At June 30, 1997 and 1996, the Bank had nonaccrual loans of $469,378 and $697,933, respectively. The allowance for losses on loans related to these impaired loans was approximately $16,961 and $62,701, respectively. The average balances of such loans for the years ended June 30, 1997, 1996, and 1995, were $522,500; $874,750;
           and $488,000, respectively. For the years ended June 30, 1997, 1996, and 1995, interest income which would have been recorded under the original terms of such loans was approximately $57,029; $82,138; and $65,974, respectively, and interest income actually recorded amounted to approximately $37,272; $42,987; and $36,555, respectively.

       Loan customers of the Bank include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Changes in loans outstanding to executive officers and directors for the years ended June 30, 1997 and 1996, were as follows:

                                                      1997             1996
                                                      ----             ----
               Balance at beginning of year      $      25,440           31,463
               Advances                                175,000               -
               Repayments                               (8,334)          (6,023)
                                                    ----------      -----------
               Balance at end of year            $     192,106           25,440
                                                    ==========      ===========

(4)    Allowance for Losses on Loans

       Following is a summary of the allowance for losses on loans for the three years ending June 30, 1997:

                                                                   1997             1996              1995
                                                                   ----             ----              ----
               Balance at beginning of year               $      317,645          291,005           379,015
               Provision for losses                              252,111          328,192             2,000
               Charge-offs                                      (226,701)        (319,155)          (95,186)
               Recoveries                                          4,973           17,603             5,176
                                                              ----------       ----------        ----------
               Balance at end of year                     $      348,028          317,645           291,005
                                                              ==========       ==========        ==========

(5)    Real Estate

       Following is a summary of real estate as of June 30, 1997 and 1996:

                                                                1997             1996
                                                                ----             ----
               Real estate acquired through foreclosure    $    342,816          205,508
               Real estate acquired for investment              207,874          298,949
                                                             ----------       ----------
                                                           $    550,690          504,457
                                                             ==========       ==========

       There were no allowances for losses on real estate for the years ended
            June 30, 1997, 1996, and 1995, respectively.

                                      28                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(6)    Office Property and Equipment

       At June 30, 1997 and 1996, the cost and accumulated depreciation of office property and equipment were as follows:

                                                                            1997               1996
                                                                            ----               ----
                  Land                                                $        142,595           142,595
                  Office buildings                                           1,091,698         1,091,698
                  Furniture, fixtures, and equipment                           994,183           881,827
                  Automobile                                                    17,380            17,380
                                                                          ------------      ------------
                                                                             2,245,856         2,133,500
                  Less accumulated depreciation                              1,163,843         1,000,185
                                                                          ------------      ------------
                                                                      $      1,082,013         1,133,315
                                                                          ============      ============

(7)    Accrued Interest Receivable

       At June 30, 1997 and 1996, accrued interest receivable consisted of the following:

                                                                            1997               1996
                                                                            ----               ----
                  Loans receivable                                    $      449,104           400,897
                  Securities available for sale                              105,135           112,732
                                                                          ----------        ----------
                                                                      $      554,239           513,629
                                                                          ==========        ==========

(8)    Deposits

       Savings account balances at June 30, 1997 and 1996, are summarized as follows:

                                                                           1997                1996
                                                                           ----                ----
                  Balance by account type:
                      Savings                                       $      16,828,605          14,634,471
                      Money market                                            835,832           1,006,145
                      Demand and NOW                                        6,752,306           5,326,731
                      Certificates of deposit                              33,224,629          33,791,620
                                                                       --------------      --------------
                                                                    $      57,641,372          54,758,967
                                                                       ==============      ==============

       The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $3,241,000 and $3,256,000 at June 30, 1997 and 1996, respectively.


                                      29                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(8)    Deposits, Continued

       At June 30, 1997, scheduled maturities of certificates of deposit were as follows:

                   1998                               $      20,025,963
                   1999                                       5,687,810
                   2000                                       5,009,417
                   2001                                       1,912,099
                   2002 and thereafter                          589,340
                                                          -------------
                                                      $      33,224,629
                                                          =============

       Interest expense on deposits is summarized as follows:

                                                                          Years ended June 30,
                                                    -----------------------------------------------------------
                                                            1997                   1996              1995
                                                            ----                   ----              ----
                   Savings                          $        701,023               442,927            223,751
                   Money market                               22,275                28,029             70,599
                   Demand and NOW                             93,254                82,600             71,320
                   Certificates of deposit                 1,865,783             2,039,863          1,782,878
                                                        ------------          ------------       ------------
                                                    $      2,682,335             2,593,419          2,148,548
                                                        ============          ============       ============

       At June 30, 1997 and 1996, accrued interest payable on deposits totaled
         $102,501 and $32,405, respectively.

(9)    Advances from FHLB

       Advances from FHLB at June 30, 1997 and 1996, were as follows:

                                                        1997                                 1996
                                          ---------------------------------    ---------------------------------
                                                                Weighted-                            Weighted-
                                                                 average                              average
                                               Amount             rates            Amount              rates
                                               ------             -----            ------              -----
        Advance maturity:
             Within 1 year:
                 Variable                 $    16,000,000         various       $   8,500,000         various
                 Fixed                          2,063,358           6.20%              59,737           5.90%
             Beyond 1 year,
                 but within 5 years -
                     Fixed                      1,038,175           5.89            1,101,534           5.89
                                           --------------           ====          -----------           ====
                                          $    19,101,533                       $   9,661,271
                                           ==============                         ===========


       Advances from FHLB are secured by stock in FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 150 percent of outstanding advances. Variable rate advances are based on LIBOR.

                                      30                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, Continued


(10)   Taxes on Income

       Taxes on income for the years ended June 30, 1997, 1996, and 1995, were as follows:

                                              1997                                               1996
                         ------------------------------------------------  --------------------------------------------------
                             Federal          State           Total            Federal           State           Total
                             -------          -----           -----            -------           -----           -----
            Current      $      121,300        24,000         145,300             169,000        28,000          197,000
            Deferred                 -             -               -                   -             -                -
                             ----------      --------       ---------          ----------      --------        --------
                         $      121,300        24,000         145,300             169,000        28,000          197,000
                             ==========      ========       =========          ==========      ========        =========

                                                                       1995
                                                 -------------------------------------------------
                                                     Federal          State            Total
                                                     -------          -----            -----
                           Current               $      200,000       30,000           230,000
                           Deferred                      13,000        2,000            15,000
                                                     ----------     --------         ---------
                                                 $      213,000       32,000           245,000
                                                     ==========     ========         =========

       Taxes on income differ from the amounts computed by applying the federal income tax rate of 34 percent to earnings before taxes on income for the following reasons, expressed in percentages:

                                                                         Years ended June 30,
                                                              --------------------------------------------
                                                                   1997            1996          1995
                                                                   ----            ----          ----
              Federal income tax rate                                34.0%           34.0          34.0
              Items affecting federal income tax rate:
                   State tax, net of federal benefit                  3.7             3.2           3.3
                   Low income housing tax credits                    (9.9)           (5.3)          -
                   Other, net                                         6.5             2.5           (.4)
                                                                    -----           -----         -----
                                                                     34.3%           34.4          36.9
                                                                    =====           =====         =====

                                      31                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, Continued


(10)   Taxes on Income, Continued

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1997 and 1996, are presented below:

                                                                                     1997                  1996
                                                                                     ----                  ----
              Deferred tax assets:
                   Accrued expenses not deducted                            $        44,000                 45,000
                   Unrealized losses on securities available for sale                54,000                 94,000
                   Other, net                                                         3,000                  1,000
                                                                                -----------            -----------
                       Total gross deferred tax assets                              101,000                140,000
                                                                                -----------            -----------
              Deferred tax liabilities:
                   FHLB stock dividends                                              62,000                 60,000
                   Accrued interest receivable not taxed                              7,000                  7,000
                   Deferred loan fees                                                60,000                 41,000
                   Loan loss allowance                                               23,000                 43,000
                                                                                -----------            -----------
                       Total gross deferred tax liabilities                         152,000                151,000
                                                                                -----------            -----------
                       Net deferred tax liabilities                         $        51,000                 11,000
                                                                                ===========            ===========

       There was no valuation allowance for deferred tax assets during the years ended June 30, 1997, 1996, and 1995.

       Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences.

(11)   Employee Benefits

       Pension Plan

       The Bank has a noncontributory, nontrusteed pension plan for all eligible employees. The plan's assets include bonds, stocks, commercial and residential mortgages, and cash. The Bank's policy is to fund pension cost accrued.


                                      32                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(11)   Employee Benefits, Continued

       Pension Plan, Continued

       The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements at June 30, 1997 and 1996:



                                                                         1997          1996
                                                                         ----          ----
           Actuarial present value of benefit obligations:
             Accumulated benefit obligation, including
                vested benefits of $507,481 and $429,126
                at June 30, 1997 and 1996, respectively             $   558,929       474,351
                                                                    ===========     =========
             Projected benefit obligation for
                services rendered to date                           $  (981,480)     (903,300)
             Plan assets at fair value                                  829,431       673,316
                                                                    -----------     ---------
                  Projected benefit obligation in
                    excess of plan assets                              (152,049)     (229,984)

             Unrecognized net loss from past experience
                different from that assumed and
                effects of changes in assumptions                        53,604       115,632
             Unrecognized net assets at transition
                date being recognized over 18 years                     (18,347)      (20,108)
                                                                    -----------     ---------
             Accrued pension liability                              $  (116,792)     (134,460)
                                                                    ===========     =========

           The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation at June 30, 1997 and 1996, were each 6.25 percent. The expected long-term rate of return on assets was 7.75 percent.

                                                                              Years ended June 30,
                                                                --------------------------------------------------
                                                                     1997             1996             1995
                                                                     ----             ----             ----
           Net  pension expense included the following
           components:
             Service cost - benefits earned
                during the period                               $    55,038           44,511           43,765
             Interest cost on projected
                benefit obligation                                   54,529           46,894           42,208
             Actual return on plan assets                           (80,873)        (103,298)         (43,239)
             Net amortization and deferral                           28,880           60,280            3,760
                                                                  ---------       ----------        ---------
              Net periodic pension expense                      $    57,574           48,387           46,494
                                                                  =========       ==========        =========

                                      33                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(11)   Employee Benefits, Continued

       ESOP Plan

       All employees meeting age and service requirements are eligible to participate in an ESOP established on June 28, 1994. Contributions made by the Bank to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100 percent vested after five years of service. The ESOP purchased 40,481 shares in the Bank's conversion and is accounted for under "Employers' Accounting for Employee Stock Ownership Plans," (SOP 93-6). At June 30, 1997 and 1996, 21,834 and 15,590 shares, respectively, were committed to be released, and the fair value of the 17,890 and 24,744 unearned shares was approximately $347,000 and $371,000. ESOP expense was $108,973; $79,085; and $57,830 for the years ended June 30, 1997, 1996, and 1995, respectively.

       Employment Agreements

       The Company has entered into employment agreements, which expire in July 1999, with two of its executive officers. The agreements provide, among other things, for payment to the officers of up to 299 percent of the officers' then current annual compensation in the event there is a change of control of the Company where employment terminates involuntarily in connection with such change of control.

       Stock Options

       Certain officers and directors of the Company have been granted options to purchase up to 44,611 shares of the Company's $.01 par common stock. The exercise price is equal to the fair market value of the shares at the date the options are granted. The options are subject to certain vesting requirements and, if unused, the options will expire October 2004.

       Changes in options outstanding and exercisable during 1997 and 1996, were as follows:

                                                   Exercisable            Outstanding           Option price
                                                     options                options              per share
                                                     -------                -------              ---------
             June 30, 1994                                -                      -          $        -
                 Granted                                  -                    44,611          11.00 - 12.13
                 Vested                                8,922                     -             11.00 - 12.13
                 Canceled                            (1,518)                   (7,590)             11.00
                                                     ------                 ---------
             June 30, 1995                             7,404                   37,021          11.00 - 12.13
                 Vested                                7,404                     -             11.00 - 12.13
                                                     -------                ---------
             June 30, 1996                            14,808                   37,021          11.00 - 12.13
                 Vested                                7,404                     -             11.00 - 12.13
                                                     -------                ---------
             June 30, 1997                            22,212                   37,021          11.00 - 12.13
                                                     =======                =========          =============

                                      34                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, Continued


(11)   Employee Benefits, Continued

       Recognition and Retention Plan

       In  1995, the Company established a recognition and retention plan
           (RRP) for certain executive officers and directors. The Company authorized the RRP to award shares equal to approximately 4 percent of the shares of common stock of the Company. The employees become vested in the shares of stock over a five-year period. RRP expense for the years ended June 30, 1997, 1996, and 1995, was $36,216; $36,222; and $60,371, respectively.

(12)   Stockholders' Equity

       Stock Conversion

       In order to grant priority to eligible account holders in the event of future liquidation, the Bank, at the time of conversion to a stock savings bank, established a liquidation account in the amount equal to the regulatory capital as of March 31, 1993. In the event of the future liquidation of the Bank, eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of the eligible account holders is reduced subsequent to the conversion, based on an annual determination of such balances.

       Regulatory Capital Requirements

       The Financial Institution Reform, Recovery and Enforcement Act of 1989
           (FIRREA) and the capital regulations of the OTS promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5 percent of total assets, a minimum 3 percent leverage capital ratio, and a minimum 8 percent risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.

       The  Federal  Deposit  Insurance  Corporation  Improvement  Act of 1991
           (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5 percent, a tier risk-based capital ratio of at least 6 percent, and a total risk-based capital ratio of at least 10 percent. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Bank met the regulatory capital requirements at June 30, 1997 and 1996.

                                      35                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(12)   Stockholders' Equity, Continued

       Regulatory Capital Requirements, Continued

       The Bank met all regulatory capital requirements at June 30, 1997 and 1996.

       The Bank's actual and required capital amounts and ratios as of June
         30, 1997, were as follows:

                                                                                     For capital           To be well capitalized
                                                                                      adequacy             under prompt corrective
                                                          Actual                      purposes                action provisions
                                                  -----------------------     ------------------------    --------------------------
                                                    Amount        Ratio          Amount         Ratio        Amount          Ratio
                                                    ------        -----          ------         -----        ------          -----
       Tangible capital (to tangible assets       $ 6,238,000       7.4 %     $ 1,264,000        1.5 %     $     -             -  %
       Tier I leverage (core) capital
        (to adjusted tangible assets)               6,238,000       7.4         2,528,000        3.0         4,213,300         5.0
       Risk-based capital
        (to risk-weighted assets)                   6,494,000      14.4         3,600,000        8.0         4,499,900        10.0
       Tier I leverage risk-based capital
        (to risk-weighted assets)                   6,238,000      13.9             -             -          2,699,940         6.0
                                                   ==========      ====       ===========        ===       ===========        ====

       At June 30, 1997 and 1996, the Bank had federal income tax bad debt reserves of approximately $1,572,000, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at June 30, 1997 and 1996, were substantially restricted because of the effect of these income tax bad debt reserves.

       Dividend Restrictions

       Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. Under the regulations, a savings institution, such as the Bank, that will meet the fully phased-in capital requirements (as defined by the OTS regulations) subsequent to a capital distribution is generally permitted to make such capital distribution without OTS approval, subject to certain limitations and restrictions as described in the regulations. A savings institution with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements is permitted by the new regulations to make, without OTS approval, capital distributions of between 25 and 75 percent of its net earnings for the previous four quarters less dividends already paid for such period. A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without prior approval from the OTS.

                                      36                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(13)   Special Deposit Insurance Assessment

       On  September 30, 1996,  the Deposit  Insurance  Funds Act of 1996 (the
           Act) was signed into law. The Act imposed a one-time special assessment of 65.7 basis points on deposits held as of March 31, 1995, to capitalize the Savings Association Insurance Fund (SAIF). All of the deposits of the Bank are SAIF insured. The special assessment of $330,875 was paid by the Bank on November 27, 1996. Subsequent to the special assessment, the premium for SAIF-insured deposits was reduced from 23 basis points to 6.4 basis points, thus reducing deposit insurance expense for the Bank.

(14)   Fair Value of Financial Instruments

       The estimated fair values of the Company's financial instruments as of June 30, 1997 and 1996, were as follows:

                                                            June 30, 1997                      June 30, 1996
                                                  ----------------------------------   -------------------------------
                                                       Recorded            Fair          Recorded            Fair
                                                        amount             value          amount             value
                                                        ------             -----          ------             -----
         Financial assets:
             Cash and cash equivalents            $    5,621,242        5,621,242        3,470,538        3,470,538
             Securities available for sale            24,942,234       24,942,234       18,049,483       18,049,483
             Loans                                    52,193,285       51,465,206       49,104,188       48,777,337
             FHLB stock                                  955,600          955,600          558,800          558,800
             Accrued interest receivable                 554,240          554,240          513,629          513,629
         Financial liabilities:
             Deposits                                 57,641,372       57,884,295       54,758,967       55,030,644
             FHLB advances                            19,101,534       19,101,534        9,661,271        9,661,271
             Advance payments by borrowers
                 for taxes and insurance                 400,663          400,663          386,272          386,272
             Accrued interest payable                    131,917          131,917           50,371           50,371
                                                   =============      ===========       ==========       ==========

                                                                       Unrealized                         Unrealized
                                                       Notional            gains         Notional            gains
                                                         value           (losses)          value           (losses)
                                                         -----           --------          -----           --------
         Off balance sheet assets:
             Commitments to extend credit         $      238,000            -             863,000             -
             Unused lines of credit                      422,000            -             415,000             -
                                                  ==============        =========         =======          =========

(15) Contingency

       The Bank is involved in various legal actions and proceedings arising from the normal course of operations. Management believes that liability, if any, arising from such legal actions and proceedings will not have a material adverse effect upon the consolidated financial statements of the Company.


                                       37                            (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(16) Horizon Financial Services Corporation (Parent Company Only) Financial Information

     The Parent Company's principal asset is its 100 percent ownership of the Bank and the Bank's subsidiary. The following are the condensed financial statements for the Parent Company:

                                           Condensed Balance Sheets
                                           ------------------------

                                                                             1997              1996
                                                                             ----              ----
           Cash and cash equivalents                                 $      189,692              7,762
           Securities available for sale                                  1,561,950          1,168,341
           Loans receivable, net                                             92,165             86,165
           Loans receivable from subsidiary                                 193,798            260,303
           Investment in subsidiary                                       6,150,951          6,531,803
           Real estate                                                      207,874            298,949
           Interest receivable                                               20,834             36,903
                                                                      -------------       ------------
                           Total assets                              $    8,417,264          8,390,226
                                                                      =============       ============
           Accrued expenses and other liabilities                    $        4,603              -
           Common stock                                                       5,231              5,231
           Additional paid-in capital                                     4,795,400          4,752,930
           Retained earnings                                              5,305,946          5,157,486
           Treasury stock, at cost                                       (1,360,275)        (1,022,921)
           Unearned ESOP shares                                            (193,798)          (260,303)
           Unearned RRP shares                                              (47,655)           (83,871)
           Unrealized losses on securities available for sale               (92,188)          (158,326)
                                                                      -------------       ------------
                           Total liabilities and equity              $    8,417,264          8,390,226
                                                                      =============       ============


                                      Condensed Statements of Operations
                                      ----------------------------------

                                                                      1997            1996          1995
                                                                      ----            ----          ----
           Interest income                                     $     177,996         178,035       142,546
           Equity in earnings of subsidiaries                        230,579         301,785       398,975
           Other income                                               27,053          29,598            32
           Other expenses                                           (150,136)       (118,957)     (117,168)
                                                                 -----------     -----------    ----------
                   Net earnings before income tax                    285,492         390,461       424,385

           Income tax expense                                          7,000          14,000         5,000
                                                                 -----------     -----------    ----------
                   Net earnings                                $     278,492         376,461       419,385
                                                                 ===========     ===========    ==========

                                          38                        (Continued)

            HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

(16) Horizon Financial Services Corporation (Parent
        Company Only) Financial Information, Continued

                                       Condensed Statements of Cash Flows
                                       ----------------------------------

                                                                           1997             1996             1995
                                                                           ----             ----             ----
Operating activities:
     Net earnings                                                 $       278,492          376,461          419,385
     Equity in earnings of subsidiary                                    (230,579)        (301,785)        (398,975)
     Other, net                                                            29,809           (8,380)         (41,074)
                                                                   --------------     ------------      -----------
         Net cash provided by (used in) operating activities               77,722           66,296          (20,664)
                                                                   --------------     ------------      -----------
Investing activities:
     Proceeds from sale of securities available for sale                  272,962        1,071,422             -
     Purchase of securities available for sale                           (577,106)      (1,221,867)      (1,035,221)
     Purchase of real estate                                                  -            (65,000)        (250,000)
     Proceeds from the sale of real estate                                 65,233              -               -
     Loans receivable, net                                                 60,505          738,030         (694,145)
                                                                   --------------     ------------      -----------
         Net cash (used in) provided by investing activities             (178,406)         522,585       (1,979,366)
                                                                   --------------     ------------      -----------
Financing activities:
     Dividends from subsidiary                                            750,000          204,440          532,784
     Treasury stock acquired                                             (337,354)        (699,431)        (315,504)
     Dividends paid                                                      (130,032)        (148,580)         (81,507)
                                                                   --------------     ------------      -----------
         Net cash provided by (used in) financing activities              282,614         (643,571)         135,773
                                                                   --------------     ------------      -----------
         Net increase (decrease) in cash and cash equivalents             181,930          (54,690)      (1,864,257)

Cash and cash equivalents at beginning of year                              7,762           62,452        1,926,709
                                                                   --------------     ------------      -----------
Cash and cash equivalents at end of year                          $       189,692            7,762           62,452
                                                                   ==============     ============      ===========

                    HORIZON FINANCIAL SERVICES CORPORATION
                            STOCKHOLDER INFORMATION
------------------------------------------------------------------------------

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m. local time, on October 23, 1997, at the main office of Horizon Federal Savings Bank, 301 First Avenue East, Oskaloosa, Iowa.


STOCK LISTING

Horizon Financial Services Corporation common stock is traded on The Nasdaq SmallCap Market under the symbol "HZFS."


PRICE RANGE OF COMMON STOCK

The high and low bid quotations for the common stock as reported on the Nasdaq, as well as dividends declared per share, is reflected in the table below. The information set forth in the table below was provided by the Nasdaq. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                  FISCAL 1997                                            FISCAL 1996
                      ----------------------------------                          ----------------------------
                       HIGH         LOW        DIVIDENDS                           HIGH     LOW      DIVIDENDS
                      ------      ------       ---------                          ------   ------    ---------
First Quarter         $15.00      $14.00        $.08            First Quarter     $13.50   $12.00       $.08
Second Quarter         15.25       14.50         .08            Second Quarter     15.50    12.75        .08
Third Quarter          18.25       15.00         .08            Third Quarter      16.25    14.50        .08
Fourth Quarter         19.75       17.00         .08            Fourth Quarter     16.75    15.00        .08

The average of the closing bid and asked prices of Horizon Financial Services Corporation's common stock on September 12, 1997 was $18.875 per share.

At September 12, 1997, there were 425,540 shares of Horizon Financial Services Corporation common stock issued and outstanding and approximately 320 stockholders of record.


SHAREHOLDERS AND GENERAL INQUIRIES             TRANSFER AGENT

Robert W. DeCook, President and CEO            First Bankers Trust Company, N.A.
Horizon Financial Services Corporation         1201 Broadway
301 First Avenue East                          Quincy, IL 62301
Oskaloosa, Iowa  52577                         (217) 228-8000


ANNUAL AND OTHER REPORTS

A copy of Horizon Financial Services Corporation's Annual Report on Form 10-KSB for the year ended June 30, 1997, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. DeCook, President and Chief Executive Officer, Horizon Financial Services Corporation, 301 First Avenue East, Oskaloosa, Iowa, (515) 673-8328

                    HORIZON FINANCIAL SERVICES CORPORATION
                             CORPORATE INFORMATION
-------------------------------------------------------------------------------

COMPANY AND BANK ADDRESS

  301 First Avenue East                           Telephone:(515) 673-8328
  Oskaloosa, IA  52577                            Fax:(515) 673-0074



DIRECTORS OF THE BOARD

Robert W. DeCook                                Thomas L. Gillespie
  Chairman of the Board, President and            Vice President of Horizon Financial
  Chief Executive Officer of Horizon              Services Corporation and Horizon
  Financial Services Corporation and              Federal Savings Bank
  Horizon Federal Savings Bank

Gary L. Rozenboom                               Norman P. Zimmerman
  Owner of Rozenboom's Decorating Center          Mayor of the City of Oskaloosa
  Oskaloosa, Iowa                                 Oskaloosa, Iowa

Dwight L. Groves
  Property Manager and Retired Restaurateur
  Oskaloosa, Iowa

HORIZON FINANCIAL SERVICES CORPORATION EXECUTIVE OFFICERS

Robert W. DeCook                                Sharon K. McCrea
  President and Chief Executive Officer           Treasurer and Chief Financial Officer

Thomas L. Gillespie
  Vice President

INDEPENDENT AUDITORS           CORPORATE COUNSEL                 SPECIAL COUNSEL
KPMG Peat Marwick LLP          McCoy, Faulkner & Broerman        Silver, Freedman & Taff, L.L.P.
2500 Ruan Center               216 South First Street            1100 New York Avenue, N.W.
Des Moines, Iowa  50309        Oskaloosa, Iowa  52577            Seventh Floor
                                                                 Washington, D.C.  20005