Form 10KSB40, Exhibit 13
period 1998-06-30
HORIZON FINANCIAL SERVICES CORP
filed 1998-09-25
CIK 920600

--------------------------------------------------------------------------------
1998 ANNUAL REPORT
--------------------------------------------------------------------------------




[LOGO]










                           HORIZON FINANCIAL SERVICES
                                   CORPORATION

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------







         President's Letter to Shareholders............................ 1
         Selected Consolidated Financial Information................... 2
         Management's Discussion and Analysis of Financial
           Condition and Results of Operation.......................... 4
         Consolidated Financial Statements.............................17
         Stockholder Information.......................................41
         Corporate Information.........................................42



























                          Annual Report on Form 10-KSB

A copy of Horizon Financial Services Corporation's Annual Report on Form 10-KSB for the year ended June 30, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. DeCook, President and Chief Executive Officer, Horizon Financial Services Corporation, 301 First Avenue East, Oskaloosa, Iowa, (515) 673-8328.

                         [HORIZON FINANCIAL LETTERHEAD]








                               September 25, 1998


Dear Stockholder:

I am very pleased to report to you that the Company's fiscal year ended June 30, 1998, was again one of increased profitability from recurring operations. Net interest income after provision for losses on loans was $2.63 million, an increase of $388,000 or 17.3 percent.

Net income increased to $589,000 in fiscal 1998, which represents a .67 percent return on average assets. This represents an increase of $311,000 over the previous year's net income, an increase substantially in excess of 100 percent. Included in current year net income was a write down of $475,000 on an interest only mortgage-backed security resulting from a decline in fair market value that was judged to be other than temporary. Fiscal 1997 net income was affected by a $331,000 special assessment by the Federal Deposit Insurance Corporation to recapitalize the Savings Association Insurance Fund.

Loans receivable increased by $3.8 million as residential real estate, consumer and commercial business loans increased. Total assets increased by $4.0 million, an increase of 4.7 percent. During fiscal 1998, the Company's average interest rate spread (the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) was a healthy 2.96 percent and its net interest margin was 3.23 percent, compared to 3.12 percent and 3.41 percent, respectively, for fiscal 1997.

Your Board and management are committed to continue building value in Horizon Financial and are gratified that the Company's share price has risen impressively over last years value, even with the recent market downturn. We will also continue to be an organization which builds family financial relationships and demonstrates commitment to our customers and to the communities we serve.

On behalf of all us at Horizon Financial and Horizon Federal, we thank you for your support of and your investment in Horizon Financial.

Yours very truly,



Robert W. DeCook
President and Chief Executive Officer

                                  SELECTED CONSOLIDATED FINANCIAL INFORMATION(1)


                                                                               At June 30,
                                                      --------------------------------------------------------------
                                                        1998        1997           1996         1995          1994
                                                      -------      -------        -------      -------       -------
                                                                              (In Thousands)
Selected Financial Condition Data:
Total assets.....................................     $89,947      $85,969        $73,464      $69,624       $60,589
Cash and cash equivalents........................       6,367        5,621          3,471        3,812         5,081
Securities available for sale....................      23,922       24,942         18,049        5,170         2,079
Loans receivable, net............................      55,996       52,193         49,104       46,478        40,409
Deposits.........................................      60,145       57,641         54,759       51,330        49,969
Advances from FHLB...............................      20,038       19,102          9,661        8,718         1,447
Stockholders' equity.............................       8,488        8,412          8,390        8,786         8,584
                                                                            Year Ended June 30,
                                                          ----------------------------------------------------------
                                                           1998         1997        1996          1995         1994
                                                          ------      ------       ------        ------       ------
                                                                    (In Thousands, Except Per Share Data)
Selected Operations Data:
Total interest income..............................       $6,744      $5,895       $5,454        $4,752       $4,147
Total interest expense.............................        4,021       3,402        3,144         2,443        2,160
                                                          ------      ------       ------        ------       ------
  Net interest income..............................        2,723       2,493        2,310         2,309        1,987
Provision for losses on loans......................           94         252          328             2          ---
                                                          ------      ------       ------        ------       ------
Net interest income after
 provision for losses on loans.....................        2,629       2,241        1,982         2,307        1,987
Noninterest income
  Fees, commissions and service charges............          448         338          345           238          230
  Gain (loss) on sale of securities, net...........        (167)          81           39           ---        (273)
  Other noninterest income.........................           27          19           94            23           21
                                                          ------      ------       ------        ------       ------
Total noninterest income...........................          308         438          478           261         (22)
Total noninterest expense..........................        2,031    2,255(2)        1,886         1,904        1,526
                                                          ------      ------       ------        ------       ------
Earnings before taxes on income....................          906         424          573           664          439
Taxes on income ...................................          317         146          197           245          166
                                                          ------      ------       ------        ------       ------
Net earnings before change in accounting
  principle........................................          589         278          376           419          273
Cumulative effect from change in accounting
  principle, net of taxes on income................         ---          ---          ---           ---          160
                                                          ------      ------       ------        ------       ------
Net earnings ......................................      $   589      $  278       $  376        $  419       $  433
                                                         =======      ======       ======        ======       ======

Basic earnings per common share....................       $ 0.71      $ 0.34       $ 0.43        $ 0.44          N\A
Diluted earnings per common share..................       $ 0.69      $ 0.33       $ 0.42        $ 0.44          N\A
Dividends per share................................       $ 0.18      $ 0.16       $ 0.16        $ 0.08          N\A

 (1) All per share information has been restated for the 2-for-1 stock split paid by the Company on November 10, 1997 in the form of a 100% stock dividend.

 (2) Includes the special assessment of $331,000 paid by the Company to the Federal Deposit Insurance Fund (the"FDIC") to recapitalize the Savings Association Insurance Fund (the "SAIF").

                                                                                       Year Ended June 30,
                                                                   -----------------------------------------------------
                                                                    1998        1997       1996        1995        1994
                                                                   ------     ------      ------     ------      ------
Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of net earnings to average
     total assets).........................................           .67%       .35(1)      .53%       .64%        .74%
  Interest rate spread information:
   Average during year.....................................          2.96       3.12        3.09       3.42        3.59
   End of year.............................................          3.05       3.07        3.06       2.59        3.41
  Net interest margin(2)...................................          3.23       3.41        3.44       3.82        3.70
  Ratio of operating expense to average total
    assets.................................................          2.31       2.83(1)     2.64       2.92        2.61
  Return on stockholders' equity (ratio of net
    earnings to average equity)............................          6.97       3.31(1)     4.38       4.82        9.84
 Efficiency ratio(3).......................................         63.51      67.51       68.61      74.09       68.19

Asset Quality Ratios:
 Non-performing assets to total assets at end of
   year(4).................................................          1.02       1.22        1.27       1.06        1.21
 Allowance for losses on loans to non-performing
    loans(4)...............................................         37.74      50.51       34.01      39.27       51.85
 Allowance for losses on loans  to total loans.............           .61        .65         .63        .62         .91

Other Ratios:
 Stockholders' equity to total assets at end of
   year....................................................          9.44       9.78       11.42      12.62       14.17
 Average stockholders' equity to average assets............          9.61      10.54       12.00      13.34        7.54
 Average interest-earning assets to average
    interest-bearing liabilities...........................        105.65%    106.13%     107.31%    109.88%     102.58%

Number of full-service offices.............................             3          3           3          3           3
--------------

(1) Includes one-time SAIF assessment paid in fiscal 1997 of $331,000 ($207,000, net of taxes). Excluding the SAIF assessment, return on assets, operating expenses to total assets and return on stockholder's equity was .61%, 2.41% and 5.77%, respectively, for fiscal 1997.

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

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

         Horizon Financial Services Corporation (the "Company") is a savings and loan holding company the primary asset of which is Horizon Federal Savings Bank (the "Bank"). The Company was incorporated in March 1994 and sold 506,017 shares of common stock on June 28, 1994 for the purpose of acquiring all of the capital stock of the Bank in connection with the Bank's conversion from mutual to stock form of ownership (the "Conversion"). On November 10, 1997, the Company effected a 2-for-1 stock split paid in the form of a 100% stock dividend ("1997 Stock Split"). All information presented herein, except as otherwise indicated, has been adjusted to reflect the 1997 Stock Split. All references to the Company prior to June 28, 1994, except where otherwise indicated, are to the Bank and its subsidiary on a consolidated basis.

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

         Some local economic conditions in the Bank's market are weakening. The farm economy has been strong for over five years but is now beginning to soften. As a result of an over-supply of grain, farm prices for grain and livestock, which are currently depressed, may continue to remain depressed and possibly even drop further. In addition, the Bank is experiencing difficulty, as are most businesses in the area, in hiring and retaining experienced personnel as labor shortages in the area continue to exist. In the event current economic and market conditions persist or worsen, loan demand and existing loans may be affected. No assurances can be given that the Bank will be able to maintain or increase its loan portfolio, which could adversely affect the financial condition and results of operations of the Company and the Bank.

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

Financial Condition

         June 30, 1998 Compared to June 30, 1997. Total assets increased $4.0 million, or 4.7%, to $89.9 million at June 30, 1998 from $85.9 million at June 30, 1998. The increase was reflected in a $3.8 million increase net loans receivable, a $700,000 increase in cash and cash equivalents, and a $400,000 increase in deferred income tax. The increase was partially offset by a $1.0 million decrease in securities available for sale. The increases were funded primarily through a $2.5 million increase in deposits and additional advances of $900,000 from the Federal Home Loan Bank (the "FHLB") of Des Moines. The Company continued to leverage its capital through FHLB advances to increase the Company's earnings. See "Asset\Liability Management."

         Total liabilities increased $3.9 million, or 5.0%, to $81.5 million at June 30, 1998 from $77.6 million at June 30, 1997, primarily as a result of a $2.5 million increase in deposits and a $900,000 increase in FHLB advances. The increase in deposits was due to the deposit of short-term public funds with the Company, of which approximately $2.0 million were withdrawn subsequent to June 30, 1998.

         Stockholder's equity increased $75,000, or .89%, during fiscal 1998, primarily through the retention of net income, net proceeds received in connection with the exercise of Company stock options and the amortization for the allocated portion of shares held by the ESOP, offset by a negative adjustment of net unrealized losses on securities available for sale and the payment of cash dividends by the Company. The Company paid cash dividends totaling approximately $145,000 or $.175 per share.

         June 30, 1997 Compared to June 30, 1996. Total assets increased $12.5 million, or 17.0%, to $85.9 million at June 30, 1997 from $73.4 million at June 30, 1996. The increase was reflected in a $6.9 million increase in securities available for sale, a $3.1 million increase in net loans receivable, a $2.1 million increase in cash and cash equivalents, and a $400,000 increase in Federal Home Loan Bank stock. The increases were funded primarily through additional advances of $9.4 million from the FHLB of Des Moines and a $2.9 million increase in deposits. During fiscal 1997, the Company leveraged its capital through FHLB advances in an effort to increase earnings.

         Total liabilities increased $12.5 million, or 19.2%, to $77.6 million at June 30, 1997 from $65.1 million at June 30, 1996, primarily as a result of the $9.4 million increase in FHLB advances and a $2.9 million increase in deposits.

         Stockholders' equity increased $22,000, or .27%, during fiscal 1997, primarily through the retention of net income and a positive adjustment of net unrealized losses on securities available for sale, offset by the repurchase of the Company's common stock and the payment of dividends declared on common stock. The Company paid cash dividends totaling approximately $130,000 or $.16 per share. The Company repurchased five percent of its common stock, 22,397 shares, under a stock repurchase program completed during fiscal 1997. Common stock was repurchased during 1997 at a cost of $337,354, or $7.53 per share.

Results of Operations

Comparison of Years Ended June 30, 1998 and June 30, 1997

         General. Net earnings for the year ended June 30, 1998 increased $311,000 to $589,000 from $278,000 for the year ended June 30, 1997. This increase was primarily due to an increase of $388,000 in net interest income after provision for loan losses, a decrease in FDIC premiums, primarily due to the absence of the one-time SAIF assessment paid in fiscal 1997,of $331,000, and an increase of $110,000 in fee income. Net earnings, without the SAIF assessment, for the year ended June 30, 1997 would have been

$485,000 as compared to $589,000 for the same period ended June 30, 1998, resulting in an increase of $104,000 or 21% for the year ended June 30, 1998.

         During fiscal 1998, the Company's return on average assets ("ROAA") and return on average stockholder's equity ("ROAA") was .67% and 6.97%, respectively, compared to .35% and 2.83% for fiscal 1997. ROAA and ROAE for fiscal 1997 were affected by the one-time SAIF assessment of $207,000 (net of taxes) paid by the Company. The Company's ROAA and ROAE for fiscal 1997 without the SAIF assessment, was .61% and 5.77%, respectively. Average stockholders' equity to average assets was 9.61% during fiscal 1998 compared to 10.54% during fiscal 1997. The Company's dividend payout ratio was 26% during fiscal 1998 compared to 48% during fiscal 1997.

         Interest Income. Interest income increased $849,000 to $6.7 million for the year ended June 30, 1998 compared to $5.9 million for the year ended June 30, 1997. The increase was attributable primarily to interest earned on loans receivable and securities available for sale as a result of an increase in the average outstanding balance of these assets. The average outstanding balance of loans receivable increased $3.8 million to $55.0 million and the securities increased $5.9 million to $25.4 million during fiscal 1998. An increase of $900,000 in the average outstanding balance of the Company's other interest earning assets also contributed to the increase in interest income. These increases were funded with customer deposits and FHLB advances. The yield on all average interest-earning assets decreased slightly during fiscal 1998 to 8.00% from 8.06% during fiscal 1997.

         Interest Expense. Interest expense increased $619,000 to $4.0 million for the year ended June 30, 1998 compared to $3.4 million for the ended June 30, 1997. The increase in interest expense was primarily attributable to increases in the average outstanding balance of FHLB advances and deposits, combined with increased rates paid on FHLB advances. The average rate paid on advances increased by 15 basis points to 5.69% during fiscal 1998 from 5.54% during fiscal 1997. The average rate paid on all interest-bearing liabilities increased ten basis points to 5.04% during fiscal 1998 from 4.94% during fiscal 1997.

         Net Interest Income. Net interest income increased $230,000 to $2.7 million in fiscal 1998 from $2.5 million in fiscal 1997. The ratio of the Company's average interest-bearing assets to average interest-bearing liabilities decreased to 105.65% during fiscal 1998 from 106.13% during fiscal 1997. During this same period the Company's interest rate spread decreased slightly to 2.96% from 3.12%.

         Provision for Losses on Loans. The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowances for losses on loans. During the year ended June 30, 1998, the Company had a $94,000 addition to its allowance for losses on loans compared to a $252,000 provision in fiscal 1997. The Company continues to monitor and adjust its allowances for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach toward reserve levels, consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non-performing assets and their estimated values. However, future additions to the Company's allowances for losses on loans and any changes in the related ratio of the allowances for losses to non-performing loans are dependent upon the economy, changes in real estate values and interest rates, and might be necessary in the event conditions deteriorate. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowances for losses on loans reflects what the Company currently believes is an adequate level of reserves. There can be no assurances, however, that future losses will not occur, thereby adversely affecting future results of operations. As of June 30, 1998 and June 30, 1997 the Company's allowances for losses on loans was $348,000.

         As of June 30, 1998, the Company's non-performing assets, consisting of nonaccruing loans, accruing loans 90 days or more delinquent, real estate owned and repossessed consumer property, totaled $922,000, or 1.02% of total assets, compared to $1,045,000, or 1.22% of total assets, as of June 30, 1997.

         Noninterest Income. Noninterest income decreased $130,000 to $308,000 for the year ended June 30, 1998 from $438,000 for the year ended June 30, 1997. The decrease was primarily attributable to a $167,000 loss realized on the sales of securities in fiscal 1998 compared to an $81,000 gain realized on the sale of securities in fiscal 1997. The loss realized on the sale of securities during fiscal 1998 primarily was the result of a $475,000 write down on an interest only mortgage-backed security resulting from a decline in fair value that was judged to be other than temporary. This decline in fair value resulted from a sustained increase in the prepayment speeds of the underlying mortgage loans.

         The decrease in noninterest income was partially offset by a $110,000 increase in fees, service charges and commission, resulting from increased fees charged on checking accounts and increased commission income on the sales of insurance, annuity and mutual fund products through the wholly-owned financial services subsidiary of the Bank.

         Noninterest Expense. Noninterest expense decreased $224,000, or 9.9%, to $2.0 million for the year ended June 30, 1998 from $2.3 million for the year ended June 30, 1997. The decrease was primarily the result of the absence in fiscal 1998 of the one time special assessment of $331,000 paid by the Company to recapitalize the SAIF in fiscal 1997. This decrease was partially offset by a $186,000 increase in compensation costs generally associated with the Company's stock-based compensation plans as a result of an increase in the Company's stock price.

         The Company also anticipates incurring costs in connection with testing and documenting the readiness of its electronic systems, programs and processes to recognize properly the year 2000. While the Company does not believe that the process of making its systems, programs and processes ready for the year 2000 will result in material cost, it is expected that a substantial amount of management and staff time will be required on the year 2000 project. The Company currently expects to spend approximately $10,000 in connection with its year 2000 readiness efforts. It is impossible to predict the exact expenses associate with year 2000 preparedness, as additional funds may be needed for unknown expenses related to year 2000 testing, potential charges by third party software vendors for product enhancements, and, if necessary, for developing and implementing any contingency plans in the event such enhancements cannot be made. Furthermore, the readiness of our service provider, as well as certain vendors and customers, may affect our preparedness. No assurance can be given, that the Company's third party service providers' or other outside parties year 2000 readiness efforts will proceed as anticipated, or that the results of operations of the Company will not be adversely affected by difficulties or delays in the Company's or third parties' year 2000 readiness efforts. See "-Year 2000 Issues."

         Income Tax Expense. Income taxes increased $171,000 to $317,000 for the year ended June 30, 1998 from $146,000 for the same period in 1997. The increase was primarily due to an increase in earnings prior to taxes on income. Income tax expense was reduced by low income housing credits of approximately $42,000, which will continue annually through 2005.

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

         During fiscal 1997, the Company's return on average assets and return on average stockholders' equity was .35% (.61% without the SAIF assessment) and 3.31% (5.77% without the SAIF assessment), respectively, compared to .53% and 4.38% during fiscal 1996. Average stockholders' equity to average assets was 10.54% during fiscal 1997 compared to 12.00% during fiscal 1996. The Company's dividend payout ratio was 48% during fiscal 1997 compared to 38% during fiscal 1996.

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

         Net Interest Income. Net interest income increased $183,000 to $2.5 million in fiscal 1997 from $2.3 million in fiscal 1996. The ratio of the Company's average interest-earning assets to average interest-bearing liabilities decreased to 106.14% during fiscal 1997 from 107.31% during fiscal 1996. During this same period the Company's interest rate spread increased slightly to 3.12% from 3.09%.

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

         Income Tax Expense. Income taxes decreased $52,000 to $145,000 for the year ended June 30, 1997 from $197,000 for the same period in 1996. The decrease was primarily due to a decrease in earnings prior to taxes on income. Income tax expense was reduced by low income housing credits of approximately $42,000.

Year 2000 Issues

         A great deal of information has been disseminated about the widespread computer problems that may arise in the year 2000. Computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date, or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operation of the Company and the Bank. Data processing is also essential to most other financial institutions and many other companies. An internal committee of the Company, comprised of six officers and one outside director, has been formed to address the potential risk that year 2000 poses for the Company and the Bank.

         Accurate data processing is essential to the operations of the Company and the Bank, and a lack of accurate processing by its vendors (or by the Company or the Bank) could have a significant adverse impact on the Company's financial condition and results of operations. The Bank is currently undergoing a data processing service bureau conversion. The conversion will be completed on October 26, 1998. The Bank has been assured by its current and newly selected data processing service bureaus that their computer services will function properly on and after January 1, 2000. The Bank's newly selected data processing service bureau has advised Management that it, in fact, is currently year 2000 compliant with no programming corrections needed, and will commence testing in December 1998. If by the end of this year it appears that the Bank's primary data processing service bureau in not year 2000 compliant or will be unable to resolve this problem in a timely manner, then the Bank will identify a secondary data processing service provider to complete the task. If the Bank is unable to do this, it will identify those steps necessary to minimize the negative impact the computer problems could have on the Bank. Notwithstanding the foregoing, if the Company and the Bank are unable to resolve this potential problem in time, the Bank will likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the financial condition and results of operations of the Company.

         The Company has also received year 2000 updates from most of its material non-information system providers, including but not limited to security cameras, credit card and ATM card processors, the vault alarm, check printers, telephone systems, participation loan servicers, and institutions the Company or the Bank invests through or with, and based on these updates do not anticipate any significant year 2000 issues.

         In addition to expenses related to our own systems, the Company could incur losses if loan payments are delayed due to year 2000 problems affecting any of our significant borrowers or impairing the payroll systems of large employers in the Company's market area. We have been communicating with the Bank's vendors to assess their progress in evaluating their systems and implementing any corrective measures required by them to be prepared for the year 2000. Year 2000 readiness request letters have also been sent to certain borrowers of the Bank. These borrowers were selected based on the aggregate amounts owed to the Bank, the type of loans outstanding, and the perceived Year 2000 risk based on management's knowledge of the loan customers and their operations. To date, the Bank has not been advised by such parties that they do not have plans in place to address and correct the issues associated with the year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation.

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

                                                                           Year Ended June 30,
                                     --------------------------------------------------------------------------------------------
                                                   1998                            1997                         1996
                                        Average  Interest             Average    Interest            Average   Interest
                                     Outstanding  Earned/    Yield/  Outstanding  Earned/   Yield/ Outstanding  Earned/   Yield/
                                       Balance     Paid       Rate     Balance     Paid      Rate    Balance    Paid      Rate(2)
                                       -------     ----       ----     -------     ----      ----    -------    ----      -------
                                                                     (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1)...............     $55,015   $4,745       8.62%   $51,166   $4,408       8.62%  $47,993   $4,101       8.54%
 Securities available for sale.....      25,394    1,699       6.69     19,445    1,332       6.85    16,779    1,159       6.91
 Other interest-earning assets.....       2,786      222       7.98      1,814      108       5.96     1,954      158       8.09
 FHLB stock........................       1,143       78       6.85        666       47       7.03       507       36       7.10
  Total interest-earning assets(1).      84,338    6,744       8.00     73,091    5,895       8.06    67,233    5,454       8.11

Interest-Bearing Liabilities:
 Savings deposits..................      17,118      743       4.34     15,829      701       4.43    11,577      443       3.83
 Money market deposits.............         747       18       2.50        935       22       2.42     1,163       28       2.41
 Demand and NOW deposits...........       5,863      104       1.71      5,371       93       1.66     4,590       83       1.81
 Certificates of deposit...........      33,989    1,899       5.59     33,759    1,866       5.53    35,820    2,040       5.70
 FHLB Advances.....................      22,109    1,257       5.69     12,978      720       5.54     9,502      550       5.79
   Total interest-bearing liabilities  $ 79,826    4,021       5.04    $68,872    3,402       4.94   $62,652    3,144       5.02

Net interest income................               $2,723                         $2,493                        $2,310

Net interest rate spread...........                            2.96%                          3.12%                         3.09%

Net interest-earning assets........   $  4,512                         $ 4,219                       $ 4,581

Net interest margin(2).............                            3.23%                          3.41%                         3.44%

Average interest-earning assets to               105.65%
 average interest-bearing liabilities                                           106.13%                       107.31%

  -------------------------------
   (1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves
   (2) Net interest income divided by average interest-earning assets.

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

                                                                             Year Ended June 30,
                                               -------------------------------------------------------------------------
                                                          1998 vs. 1997                        1997 vs. 1996
                                               ---------------------------------     ------------------------------------
                                                    Increase                              Increase
                                                   (Decrease)                            (Decrease)
                                                      Due to            Total              Due to                Total
                                               -------------------     Increase      ------------------        Increase
                                               Volume         Rate    (Decrease)      Volume      Rate        (Decrease)
                                               ------         ----    ----------      ------      ----        ----------
                                                                         (In Thousands)
Interest-earning assets:
  Loans receivable......................      $   408     $    (71)     $   337      $   217   $     90      $    307
  Securities available for sale.........          355           12          367          153         20           173
  Other interest-earning assets.........          107            7          114          (49)        (1)          (50)
  FHLB Stock............................           32           (1)          31           11       ---             11
                                              -------     --------      -------      -------   --------      --------
    Total interest-earning assets.......      $   902     $    (53)     $   849      $   332     $  109       $   441
                                              =======     ========      =======      =======     ======       =======

Interest-bearing liabilities:
  Savings deposits......................           28           14           42          199         59           258
  Money market deposits.................           (3)          (1)          (4)          (5)       ---            (5)
  Demand and NOW deposits...............           (2)          13           11           60        (50)           10
  Certificates of deposits..............           40           (7)          33       (1,248)     1,074          (174)
  FHLB advances.........................          507           30          537          162          7           169
                                              -------     --------      -------      -------   --------      --------
    Total interest-bearing liabilities..       $  570        $  49      $   619      $  (832)   $ 1,090       $   258
                                               ======        =====      =======      =======    =======       =======

Net interest income.....................                                $   230                               $   183
                                                                        =======                               =======

Interest Rate Spread

         The following table sets forth the weighted average yields on interest-earning assets, the weighted average rates on interest-bearing liabilities and the interest rate spread between weighted average yields and rates at the end of each of the years presented. Non-accruing loans have been included in the table as carrying a zero yield.

                                                               At June 30,
                                                      ----------------------------
                                                      1998        1997        1996
                                                      ----        ----        ----
Weighted average yield on:

 Loans receivable, net(1) ..................          8.54%       8.65%       8.43%
 Securities available for sale .............          6.98        6.99        6.66
 Other interest-earning assets .............          5.54        5.45        5.15
 FHLB stock ................................          6.92        7.00        7.00
   Combined weighted average yield on
   interest-earning assets .................          7.95        8.00        7.90

Weighted average rate paid on:

 Savings deposits ..........................          4.42        4.24        4.06
 Money market deposits .....................          2.37        2.43        2.41
 Demand and NOW deposits ...................          1.87        1.39        1.79
 Certificates of Deposit ...................          5.57        5.62        5.54
 FHLB advances .............................          5.24        5.71        5.49
   Combined weighted average rate paid
   on interest-bearing liabilities .........          4.90        4.93        4.84

 Spread ....................................          3.05%       3.07%       3.06%

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

         The OTS issued a regulation which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk based capital requirement. The amount of that deduction is one-half of the difference between
(a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Notwithstanding the foregoing and the fact that the Bank, due to its asset size and level of risk-based capital, is exempt from this requirement, utilizing this measuring concept, a deduction to risk-based capital would have been required as of June 30, 1998 if the regulation applied to the Bank. However, even if such deduction was applied, the Bank would still meet their risk-based capital requirement under current regulatory guidelines.

         Presented below, as of June 30, 1998, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points and compared to Board policy limits and in accordance with OTS regulations. Such limits have been established with consideration of the dollar impact of various rate changes and the Bank's strong capital position. As illustrated in the table, NPV is more sensitive to declining rates than rising rates.

         Change in                                 At June 30, 1998
       Interest Rate        Board Limit      ---------------------------
      (Basis Points)         % Change        $ Change           % Change
      --------------         --------        --------           --------
                               (Dollars in Thousands)
            +400                (75)%         $(3,769)             (45)%
            +300                (60)           (3,259)             (39)
            +200                (45)           (1,030)             (12)
            +100                (25)             (200)              (2)
               0                ---               ---              ---
            -100                (25)           (3,706)             (44)
            -200                (45)           (5,278)             (63)
            -300                (60)           (5,843)             (69)
            -400                (75)           (6,403)             (76)

         Management reviews the OTS measurements on a quarterly basis. In a declining interest rate environment, at June 30, 1998, the Bank's interest rate risk was in excess of the Board's prescribed guidelines. The Bank, in an effort to reduce its present interest rate risk exposure and in order to bring its NPV within Board policy limits, has eliminated and is continuing to eliminate certain investments which have proven to be more interest rate sensitive than is currently acceptable to the Bank. In addition, the Bank has purchased new software to assist management in its efforts to monitor and control the Bank's exposure to interest rate risk in the future.

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

Liquidity and Capital Resources

         The OTS requires minimum levels of liquid assets. OTS regulations presently require the Bank to maintain an average daily balance of liquid assets (United States Treasury and federal agency securities and other investments having maturities of five years or less) equal to at least 4.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions. Such investments are intended to provide a source of relatively liquid funds upon which the Bank may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Bank has historically maintained its liquidity ratio in excess of that required. The Bank's liquidity ratios were 10.4%, 7.1% and 6.1% at June 30, 1998, 1997 and 1996, respectively.

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

         The Company principally uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs. At June 30, 1998, the Company had $690,000 of loan commitments. The Company anticipates that it will have sufficient funds available to meet outstanding loan commitments. Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Bank's foreseeable short- and long-term liquidity needs.

         Certificates of deposit scheduled to mature in a year or less at June 30, 1998 totaled $22.8 million or 65.5% of the Company's total certificates of deposit. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company. There can be no assurance, however, that the Company can retain all such deposits. At June 30, 1998, the Company had outstanding borrowings of $20.0 million from the FHLB of Des Moines and had the capacity to borrow up to approximately $23.6 million.

         The primary investing activities of the Company include the origination of loans and the purchase of mortgage-backed securities. At June 30, 1998, these assets accounted for over 84.1% of the Company's total assets. Such origination and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, FHLB advances, net income and, to a lesser extent, increases in deposits.

         At June 30, 1998, the Bank had tangible and core capital of $6.5 million, or 7.3% of adjusted total assets, which was approximately $5.1 million and $2.9 million above the minimum requirements of 1.5% and 4.0%, respectively, of the adjusted total assets in effect on that date. At June 30, 1998, the Bank had total risk-based capital of $6.7 million (including $6.5 million in core capital), or 13.2% of risk-weighted assets of $51.1 million. This amount was $2.6 million above the 8% requirement in effect on that date. The Bank is presently in compliance with its regulatory capital requirements.

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

Effect of New Accounting Standards

         Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, will be effective for the Company for the year beginning July 1, 1998, and establishes the standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income represents net earnings and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on available-for-sale securities. The Company expects to adopt SFAS No. 130 when required.

         SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, will be effective for the Company for the year beginning July 1, 1998 and establishes disclosure requirements for segment operation disclosures. The Company expects to adopt SFAS No. 131 when required.

         SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, will be effective for the Company for the year beginning July 1, 1998, and revises the disclosure requirements for pension and other post-retirement benefits plans. The Company expects to adopt SFAS No. 132 when required.

         SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will be effective for the Company beginning July 1, 1999. Management is evaluating the impact the adoption of SFAS No. 133 will have on the Company's consolidated financial statements and expects to adopt SFAS 133 when required.

                  HORIZON FINANCIAL SERVICES
                  CORPORATION AND SUBSIDIARIES

                  Consolidated Financial Statements

                  June 30, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

--------------------------------------------------------------------------------

                          Independent Auditors' Report



   The Board of Directors
   Horizon Financial Services Corporation
   Oskaloosa, Iowa:


   We have audited the accompanying consolidated balance sheets of Horizon Financial Services Corporation and subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Financial Services Corporation and subsidiaries as of June 30, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.





                                                        /s/KPMG Peat Marwick LLP
                                                        ------------------------
                                                           KPMG Peat Marwick LLP

   Des Moines, Iowa
   July 29, 1998

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

        The Bank serves Mahaska County, Marion County, and to a lesser extent Wapello County through its three retail offices, two of which are located in Oskaloosa, Iowa, and one located in Knoxville, Iowa. The Bank is primarily engaged in attracting retail deposits from the general public and investing those funds in residential and commercial real estate loans and other consumer and commercial loans in its central Iowa market area. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers ability to repay their loans is dependent upon the economic conditions in the Company's market area.

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

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for losses on loans.

        Regulatory Capital

        The Bank is required by the Office of Thrift Supervision (OTS) to maintain prescribed levels of regulatory capital. At June 30, 1998, the requirements were met, and management anticipates meeting the requirements at June 30, 1999.

        Cash and Cash Equivalents

        For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents include interest earning deposits of $3,581,000 and $2,890,000 at June 30, 1998 and 1997, respectively.

        Earnings Per Share

        Basic earnings per share, pursuant to Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, is determined using net income and weighted average common shares outstanding, decreased by unearned employee stock ownership plan (ESOP) shares. Diluted earnings per share, as defined by SFAS No. 128 is computed by dividing net income by the weighted average common shares, decreased by unearned ESOP shares and increased by assumed incremental common shares issued. All earnings per share data has been restated to reflect the two-for-one stock split effected in the form of a stock dividend on November 10, 1997. Amounts used in the determination of basic and diluted earnings per share for the years ended June 30, 1998, 1997 and 1996 are shown in table on the following page.


                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                             1998            1997           1996
                                                          ---------        -------        -------
       Net income ........................                $ 589,384        278,492        376,461
                                                          ---------        -------        -------

       Weighted average common shares outstanding           862,720        863,442        936,718
       Less - unearned ESOP shares .......                  (31,279)       (44,502)       (59,002)
                                                          ---------        -------        -------

       Weighted average common shares - basic               831,441        818,940        877,716

       Assumed incremental common shares issued
           upon exercise of stock options                    29,425         24,410         16,004
                                                          ---------        -------        -------

       Weighted average common shares - diluted             860,866        843,350        893,720
                                                          =========        =======        =======

        Securities Available-for-sale

        The Company classifies investment securities based on the Company's intended holding period. Securities which may be sold prior to maturity to meet liquidity needs, to respond to market changes or to adjust the Company's asset-liability position are classified as available-for-sale. Securities which the Company intends to hold to maturity are classified as held-to-maturity.

        Securities available-for-sale are recorded at fair value. The aggregate unrealized gains or losses, net of the effect of taxes on income, are recorded as a component of stockholders' equity. Discounts and premiums are accreted and amortized, respectively, over the term of the security except for mortgage-backed and related securities and stripped mortgage-backed securities which are accreted and amortized over the period of estimated cash flows using the interest method. Actual prepayment experience on mortgage-backed and related securities and stripped mortgage-backed securities is periodically reviewed, and the timing of accretion or amortization is adjusted accordingly.

        Gain or loss on sale is recognized in the statements of operations using the specific identification method.

        Allowance for Losses on Loans

        The allowance for losses on loans and real estate are maintained at amounts considered adequate to provide for such losses. The allowance for losses on loans is based on management's periodic evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio and management's estimates of anticipated credit losses.

        Accrued interest receivable on loans which become more than ninety days in arrears is charged to income. Subsequently, interest income is not recognized on such loans until collected or until determined by management to be collectable.

        Loans Receivable

        Under the Company's credit policies, all loans with interest more than ninety days in arrears and restructured loans are considered to meet the definition of impaired loans. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate except, where more practical, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

        Loans held for sale are stated at the lower of individual cost or estimated fair value. Loans are sold on a nonrecourse basis with servicing released and gains and losses are recognized based on the difference between sales proceeds and the carrying value of the loan.

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

        Office Property and Equipment

        Office property and equipment are recorded at cost, and depreciation is accumulated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are forty years for office buildings and five to ten years for furniture, fixtures, and equipment.

        Maintenance  and repairs are charged  against  income.  Betterments  are capitalized and subsequently depreciated. The cost and accumulated depreciation of properties retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts. Related profit or loss from such transactions is credited or charged to income.

        Treasury Stock

        Treasury stock is accounted for by the cost method, whereby shares of common stock reacquired are recorded at their purchase price.

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

        Stock Option Plan

        The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and provide pro forma net earnings and pro forma net earnings per common share disclosures for employee stock option grants made subsequent to the adoption date as if the fair-value-based method defined in SFAS 123 had been applied. APB Opinion No. 25 requires compensation expense to be recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price. The Company has made no option grants since the adoption of SFAS 123.

        Fair Value of Financial Instruments

        The Company's fair value estimates, methods and assumptions for its financial instruments are set forth below:

        o Cash and Cash Equivalents and Accrued Interest Receivable and Payable - The carrying amount approximates the estimated fair value due to the short-term nature of those instruments.

        o Securities Available-for-sale - The fair value of securities available-for-sale is estimated based on bid prices published in financial newspapers, bid quotations received from securities dealers or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

        o Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, real estate and installment.

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

        o Federal Home Loan Bank (FHLB) Stock - The value of the FHLB stock is equivalent to its carrying value because the stock is redeemable at par value.

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        o Deposits - The fair value of deposits with no stated maturity, such as checking, savings and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

        o Advances from the FHLB - The fair value of advances from the FHLB is calculated by discounting the scheduled payments through maturity. The discount rate is estimated using the rates currently offered for similar instruments.

        o Off Balance Sheet Instruments - The fair value of commitments to extend credit and unused lines of credit is estimated using the difference between current levels of interest rates and committed rates.

        o Limitations - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Effect of New Accounting Standards

        SFAS No. 130, Reporting Comprehensive Income, will be effective for the Company for the year beginning July 1, 1998, and establishes the standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income represents net earnings and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on available-for-sale securities. The Company expects to adopt SFAS No 130 when required.

        SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, will be effective for the Company for the year beginning July 1, 1998 and establishes disclosure requirements for segment operation disclosures. The Company expects to adopt SFAS No. 131 when required.

        SFAS No 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, will be effective for the Company for the year beginning July 1, 1998, and revises the disclosure requirements for pension and other postretirement benefits plans. The Company expects to adopt SFAS 132 when required.

        SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will be effective for the Company beginning July 1, 1999. Management is evaluating the impact the adoption of SFAS No. 133 will have on the Company's consolidated financial statements and expects to adopt SFAS 133 when required.

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 (2)    Securities Available-for-sale

        Securities available-for-sale at June 30, 1998 and 1997 were as follows:

                                                                                  Gross           Gross
                                                                 Amortized      unrealized      unrealized          Fair
                            Description                            cost            gains          losses            value
---------------------------------------------------------------------------------------------------------------------------
       1998:
           FHLB bonds - due beyond five years,
              but within ten years                           $    1,000,000            -           131,250          868,750
           Small Business Administration guaranteed
              loan participation certificates                       955,787        16,679               -           972,466
           Mortgage-backed and related securities:
              Mortgage-backed securities                            672,987            -             5,920          667,067
              Collateralized mortgage obligations                11,624,160       101,948            3,089       11,723,019
           Mutual funds                                           1,000,000            -                -         1,000,000
           Equity securities                                      1,430,056        82,300           83,969        1,428,387
----------------------------------------------------------------------------------------------------------------------------

                                                                 16,682,990       200,927          224,228       16,659,689

           Stripped mortgage-backed securities:
              Principal only                                         10,823            -             4,754            6,069
              Interest only                                       8,537,520        13,807        1,295,367        7,255,960
----------------------------------------------------------------------------------------------------------------------------

                                                             $   25,231,333       214,734        1,524,349       23,921,718
----------------------------------------------------------------------------------------------------------------------------

       1997:
           U. S. treasury note, due within one year          $       99,925         2,861               -           102,786
           FHLB bonds - due beyond five years,
              but within ten years                                1,000,000            -           150,946          849,054
           Small Business Administration guaranteed
              loan participation certificates                       983,898            -            12,303          971,595
           Mortgage-backed and related securities:
              Mortgage-backed securities                          3,021,148        29,546           24,018        3,026,676
              Collateralized mortgage obligations                18,131,580        88,307           82,043       18,137,844
           Equity securities                                        579,775         9,800              625          588,950
----------------------------------------------------------------------------------------------------------------------------

                                                                 23,816,326       130,514          269,935       23,676,905

           Stripped mortgage-backed securities:
              Principal only                                         13,862            -             6,089            7,773
              Interest only                                       1,259,083         2,587            4,114        1,257,556
----------------------------------------------------------------------------------------------------------------------------

                                                             $   25,089,271       133,101          280,138       24,942,234
============================================================================================================================

        Sales of securities available-for-sale resulted in the following for the three years ended June 30:

                                                                               1998              1997            1996
----------------------------------------------------------------------------------------------------------------------------
       Proceeds                                                          $    18,838,215        4,434,596        1,701,971
       Gross realized gains                                                      330,031           87,499           41,442
       Gross realized losses                                                      21,990            6,096            2,244
=============================================================================================================================

                                                                     (Continued)
                                       27

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        During 1998, the Company recognized a write down of $475,000 on a interest only stripped mortgage-backed security resulting from a decline in fair value that was judged to be other than temporary.

        The Company has investments in certain securities which are classified as high risk and are found within the caption Interest Only Stripped Mortgage-backed Securities. Such securities have a weighted average yield of 9.54% which will be used to accrue income in future periods.

        At June 30, 1998, certain securities available-for-sale with a fair value of approximately $6,100,000 were pledged as collateral for public funds deposits.

 (3)    Loans Receivable

        At June 30, 1998 and 1997, loans receivable consisted of the following:

                                                              1998              1997
-------------------------------------------------------------------------------------------
       Residential real estate loans:
           One-to-four-family                           $    33,728,158        34,488,297
           One-to four-family held for sale                     538,300           136,800
           Multifamily                                        1,112,894           657,818
           Construction                                       1,999,818           829,266
-------------------------------------------------------------------------------------------
                                                             37,379,170        36,112,181

       Commercial real estate loans                           4,471,829         3,944,435

       Total real estate                                     41,850,999        40,056,616
-------------------------------------------------------------------------------------------
       Consumer loans:
           Automobile                                         3,840,944         4,051,259
           Home improvement                                   3,150,311         2,352,928
           Deposit accounts                                     178,883           221,613
           Other                                              2,319,831         1,541,457
-------------------------------------------------------------------------------------------
       Total consumer                                         9,489,969         8,167,257
-------------------------------------------------------------------------------------------
       Commercial business loans                              5,682,429         5,123,735
-------------------------------------------------------------------------------------------

                                                             57,023,397        53,347,608
      Less:
           Loans in process                                     597,825           732,186
           Deferred fees and discounts                           80,681            74,109
           Allowance for losses on loans                        348,473           348,028
-------------------------------------------------------------------------------------------

                                                        $    55,996,418        52,193,285
===========================================================================================

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        At June 30, 1998, the Bank had committed to originate $690,000 of fixed rate loans. In addition, the Bank had customers with unused lines of credit totaling $870,000 at June 30, 1998.

        At June 30, 1998 and 1997, the Bank had nonaccrual loans of $922,000 and $469,000, respectively. The allowance for losses on loans related to these impaired loans was approximately $90,000 and $17,000, respectively. The average balances of such loans for the years ended June 30, 1998, 1997 and 1996, were $745,000, $523,000 and $875,000, respectively. For the years ended June 30, 1998, 1997 and 1996, interest income which would have been recorded under the original terms of such loans was approximately $96,000, $57,000 and $82,000, respectively, and interest income actually recorded amounted to approximately $48,000, $37,000 and $43,000, respectively.

        Loan customers of the Bank include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Changes in loans outstanding to executive officers and directors for the years ended June 30, 1998 and 1997 were as follows:

                                                     1998            1997
-------------------------------------------------------------------------------
       Balance at beginning of year             $     192,106         25,440
       Advances                                       111,000        175,000
       Repayments                                     (18,032)        (8,334)
-------------------------------------------------------------------------------

       Balance at end of year                   $     285,074        192,106
===============================================================================

 (4)    Allowance for Losses on Loans

        Following is a summary of the allowance for losses on loans for the three years ending June 30, 1998:

                                                      1998             1997            1996
-----------------------------------------------------------------------------------------------
       Balance at beginning of year             $      348,028          317,645        291,005
       Provision for losses                             94,000          252,111        328,192
       Charge-offs                                     (96,388)        (226,701)      (319,155)
       Recoveries                                        2,834            4,973         17,603
-----------------------------------------------------------------------------------------------

       Balance at end of year                   $      348,474          348,028        317,645
===============================================================================================

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 (5)    Real Estate

        Following is a summary of real estate as of June 30, 1998 and 1997:

--------------------------------------------------------------------------------
                                                         1998           1997
--------------------------------------------------------------------------------
       Real estate acquired through foreclosure     $         -          342,816
       Real estate acquired for investment               190,402         207,874
--------------------------------------------------------------------------------

                                                    $    190,402         550,690
================================================================================

        There were no allowances for losses on real estate for the years ended June 30, 1998, 1997 and 1996, respectively.


 (6)    Office Property and Equipment

        At June 30, 1998 and 1997, the cost and accumulated depreciation of office property and equipment were as follows:

                                                        1998              1997
-----------------------------------------------------------------------------------
       Land                                       $       216,595           142,595
       Office buildings                                 1,106,698         1,091,698
       Furniture, fixtures and equipment                1,098,418           994,183
       Automobile                                          20,363            17,380
-----------------------------------------------------------------------------------

                                                        2,442,074         2,245,856

       Less accumulated depreciation                    1,315,558         1,163,843
-----------------------------------------------------------------------------------

                                                  $     1,126,516         1,082,013
===================================================================================

 (7)    Accrued Interest Receivable

        At June 30, 1998 and 1997, accrued interest receivable consisted of the following:

                                                 1998            1997
------------------------------------------------------------------------
       Loans receivable                     $     498,063        449,104
       Securities available-for-sale              185,057        105,135
------------------------------------------------------------------------

                                            $     683,120        554,239
========================================================================

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
 (8)    Deposits

        Deposit account balances at June 30, 1998 and 1997 are summarized as follows:

                                                        1998               1997
------------------------------------------------------------------------------------
       Balance by account type:
           Savings                               $     18,275,661         16,828,605
           Money market                                   598,734            835,832
           Demand and NOW                               6,453,159          6,752,306
           Certificates of deposit                     34,817,312         33,224,629
------------------------------------------------------------------------------------

                                                 $     60,144,866         57,641,372
====================================================================================

        The  aggregate   amount  of  certificates  of  deposit  with  a  minimum
        denomination of $100,000 was approximately $5,994,000 and $3,241,000 at June 30, 1998 and 1997, respectively.

        At June 30, 1998, scheduled maturities of certificates of deposit were as follows:

       1999                               $     22,796,838
       2000                                      8,272,644
       2001                                      2,864,707
       2002                                        501,337
       2003 and thereafter                         381,786
                                          ----------------
                                          $     34,817,312
                                          ================

        Interest expense on deposits is summarized as follows:

                                                  Years ended June 30,
                                    ------------------------------------------------
                                          1998             1997            1996
------------------------------------------------------------------------------------
       Savings                      $      742,894          701,023          442,927
       Money market                         17,843           22,275           28,029
       Demand and NOW                      104,480           93,254           82,600
       Certificates of deposit           1,898,633        1,865,783        2,039,863
------------------------------------------------------------------------------------

                                    $    2,763,850        2,682,335        2,593,419
====================================================================================

        At June 30, 1998 and 1997, accrued interest payable on deposits totaled $355,860 and $102,501, respectively.

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 (9)    Advances from FHLB

        Advances from FHLB at June 30, 1998 and 1997, were as follows:

                                                                        1998                             1997
                                                          -----------------------------       --------------------------
                                                                              Weighted-                        Weighted-
                                                                               average                          average
                                                               Amount           rates           Amount           rates
-------------------------------------------------------------------------------------------------------------------------
       Advance maturity:
           Within one year:
              Variable                                    $     6,000,000      various         16,000,000       various
              Fixed                                               937,912        5.90%          2,063,358          6.20%
           Beyond one year, but within five years -
              Fixed                                               100,262        5.80           1,038,175          5.89
           Beyond five years but within ten years -
              Fixed                                            13,000,000        5.03                  -            -
                                                          ---------------                      ----------

                                                          $    20,038,174                      19,101,533
                                                          ===============                      ==========

        Advances from FHLB are secured by stock in FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 130% of outstanding advances. Variable rate advances are based on LIBOR.

(10)    Taxes on Income

        Taxes on income for the years ended June 30, 1998, 1997 and 1996, were as follows:

                                           1998                                                1997
                      ------------------------------------------------    -----------------------------------------------
                            Federal        State           Total               Federal        State           Total
                            -------        -----           -----               -------        -----           -----
         Current      $     229,700            65,000        294,700            121,300         24,000          145,300
         Deferred            19,000             3,000          22,000                -              -                 -
                                                                              ---------        -------      -----------
                      $     248,700            68,000        316,700            121,300         24,000          145,300
                                                                              =========        =======      ===========
                                                                        1996
                                                  --------------------------------------------------
                                                         Federal          State           Total
                                Current                    169,000        28,000           197,000
                                Deferred                        -             -                 -
                                                       -----------     ---------       ----------
                                                           169,000        28,000           197,000
                                                       ===========     =========       ===========

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        Taxes on income differ from the amounts computed by applying the federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:

                                                                Years ended June 30,
                                                        1998             1997            1996
-----------------------------------------------------------------------------------------------
       Federal income tax rate                          34.0%            34.0             34.0
       Items affecting federal income tax rate:
           State tax, net of federal benefit             4.9              3.7              3.2
           Low income housing tax credits               (4.6)            (9.9)            (5.3)
           Other, net                                     .7              6.5              2.5
-----------------------------------------------------------------------------------------------

                                                        35.0%            34.3             34.4
==============================================================================================

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1998 and 1997 are presented below:

                                                                         1998            1997
--------------------------------------------------------------------------------------------------
       Deferred tax assets:
           Accrued expenses not deducted                            $      37,000          44,000
           Unrealized losses on securities available-for-sale             489,000          54,000
           State net operating loss                                         6,000              -
           Loan loss allowance                                              1,000              -
           Other, net                                                       9,000           3,000
--------------------------------------------------------------------------------------------------

       Total gross deferred tax assets                                    542,000         101,000
--------------------------------------------------------------------------------------------------

       Deferred tax liabilities:
           FHLB stock dividends                                            57,000          62,000
           Accrued interest receivable not taxed                            8,000           7,000
           Deferred loan fees                                              71,000          60,000
           Loan loss allowance                                                 -           23,000
--------------------------------------------------------------------------------------------------

       Total gross deferred tax liabilities                               136,000         152,000
--------------------------------------------------------------------------------------------------

       Net deferred tax assets (liabilities)                        $     406,000         (51,000)
=================================================================================================

        There was no valuation allowance for deferred tax assets during the years ended June 30, 1998, 1997 and 1996.

        Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences.

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(11)    Employee Benefits

        Pension Plan

        The Bank has a noncontributory, nontrusteed pension plan for all eligible employees. The plan's assets include bonds, stocks, commercial and residential mortgages and cash. The Bank's policy is to fund pension cost accrued.

        The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements at June 30, 1998 and 1997:

                                                                                1998              1997
-------------------------------------------------------------------------------------------------------------
       Actuarial present value of benefit obligations -
           Accumulated benefit obligations, including vested
              benefits of $554,132 and $507,481 at June 30,
              1998 and 1997, respectively                                 $       617,355           558,929
-----------------------------------------------------------------------------------------------------------

       Projected benefit obligation for services rendered to date              (1,044,684)         (981,480)
       Plan assets at fair value                                                1,048,560           829,431
------------------------------------------------------------------------------------------------------------

       Projected benefit obligation in (excess of) less than plan assets            3,876          (152,049)

       Unrecognized net (gain) loss from past experience different
           from that assumed and effects of changes in assumptions                (84,836)           53,604
       Unrecognized net assets at transition date being recognized
           over eighteen years                                                    (16,586)          (18,347)
------------------------------------------------------------------------------------------------------------

       Accrued pension liability                                          $       (97,546)         (116,792)
===========================================================================================================

        The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation at June 30, 1998 and 1997, were each 6.25%. The expected long-term rate of return on assets was 7.75%.

                                                                                        Years ended June 30,
                                                                                1998             1997            1996
--------------------------------------------------------------------------------------------------------------------------
       Net pension expense included the following components:
           Service cost - benefits earned during the period               $      61,554           55,038           44,511
           Interest cost on projected benefit obligation                         59,256           54,529           46,894
           Actual return on plan assets                                        (179,902)         (80,873)        (103,298)
           Net amortization and deferral                                        114,392           28,880           60,280
--------------------------------------------------------------------------------------------------------------------------

       Net periodic pension expense                                       $      55,300           57,574           48,387
--------------------------------------------------------------------------------------------------------------------------

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        ESOP Plan

        All employees meeting age and service requirements are eligible to participate in an ESOP established in June 1994. Contributions made by the Bank to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. The ESOP purchased 80,962 shares (restated for two-for-one stock dividend) in the Bank's conversion and is accounted for under Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). At June 30, 1998 and 1997, 56,197 and 43,668 shares, respectively, were committed to be released, and the fair value of the 23,251 and 35,780 unearned shares was approximately $360,000 and $347,000. ESOP expense was $163,843, $108,973 and $79,085 for the years ended June 30, 1998,
        1997 and 1996, respectively.

        Employment Agreements

        The Company has entered into employment agreements, which expire in July 2000, with two of its executive officers. The agreements provide, among other things, for payment to the officers of up to 299% of the officers' then current annual compensation in the event there is a change of control of the Company where employment terminates involuntarily in connection with such change of control.

        Stock Options

        Certain officers and directors of the Company have been granted options to purchase up to 89,222 shares of the Company's $.01 par common stock. The exercise price is equal to the fair market value of the shares at the date the options are granted. The options are subject to certain vesting requirements and, if unused, the options will expire October 2004.

        Changes in options outstanding and exercisable during 1998 and 1997, were as follows:

                                  Exercisable          Outstanding          Option price
                                    options              options             per share
----------------------------------------------------------------------------------------
       June 30, 1995                 14,808                 74,042        $  5.50 - 6.06

           Vested                    14,808                     -            5.50 - 6.06
----------------------------------------------------------------------------------------

       June 30, 1996                 29,616                 74,042           5.50 - 6.06

           Vested                    14,809                     -            5.50 - 6.06
----------------------------------------------------------------------------------------

       June 30, 1997                 44,425                 74,042           5.50 - 6.06

           Vested                    14,809                     -            5.50 - 6.06
           Exercised                (28,862)               (28,862)          5.50 - 6.06
----------------------------------------------------------------------------------------

       June 30, 1998                 30,372                 45,180        $  5.50 - 6.06
========================================================================================

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        Recognition and Retention Plan

        In 1995, the Company established a recognition and retention plan (RRP) for certain executive officers and directors. The Company authorized the RRP to award shares equal to approximately 4% of the shares of common stock of the Company. The employees become vested in the shares of stock over a five-year period. RRP expense for the years ended June 30, 1998, 1997 and 1996, was $36,216, $36,216 and $36,222, respectively.

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

        Regulatory Capital Requirements

        The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the OTS promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3% leverage capital ratio and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.

        The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. FDICIA requires depository institutions to maintain a tangible equity ratio of 2%. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions and other changes in the legal and regulatory environment for such institutions. The Bank met the regulatory capital requirements at June 30, 1998 and 1997.

        The Bank met all regulatory capital requirements at June 30, 1998 and 1997.

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        The Bank's actual and required capital amounts and ratios as of June 30, 1998 were as follows:

                                                                                                          To be well
                                                                                For capital            capitalized under
                                                                                 adequacy              prompt corrective
                                                         Actual                  purposes              action provisions
                                                  Amount       Ratio        Amount       Ratio        Amount        Ratio
--------------------------------------------------------------------------------------------------------------------------
       Tangible capital (to tangible assets) $   6,456,000       7.3%   $   1,773,000     2.0%    $          -        -  %
       Leverage/equity (core) capital
           (to adjusted tangible assets)         6,456,000       7.3        3,547,000     4.0         4,434,000       5.0
       Tier I risk-based capital
           (to risk-weighted assets)             6,456,000      12.7        2,042,000     4.0         3,063,000       6.0
       Risk-based (total) capital
           (to risk-weighted assets)             6,722,000      13.2        4,084,000     8.0         5,106,000      10.0
=========================================================================================================================

        At June 30, 1998 and 1997, the Bank had federal income tax bad debt reserves of approximately $1,263,000 which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at June 30, 1998 and 1997 were substantially restricted because of the effect of these income tax bad debt reserves.

        Dividend Restrictions

        Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. Under the regulations, a savings institution, such as the Bank, that will meet the fully phased-in capital requirements (as defined by the OTS regulations) subsequent to a capital distribution is generally permitted to make such capital distribution without OTS approval, subject to certain limitations and restrictions as described in the regulations. A savings institution with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements is permitted by the new regulations to make, without OTS approval, capital distributions of between 25% and 75% of its net earnings for the previous four quarters less dividends already paid for such period. A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without prior approval from the OTS.

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

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(14)    Fair Value of Financial Instruments

        The estimated fair values of the Company's financial instruments as of June 30, 1998 and 1997 were as follows:

                                                                 June 30, 1998                      June 30, 1997
                                                      ---------------------------------      -----------------------------
                                                          Recorded            Fair           Recorded            Fair
                                                           amount            value            amount            value
--------------------------------------------------------------------------------------------------------------------------
       Financial assets:
           Cash and cash equivalents                  $     6,366,619         6,366,619        5,621,242         5,621,242
           Securities available-for-sale                   23,921,718        23,921,718       24,942,234        24,942,234
           Loans                                           55,996,418        56,560,330       52,193,285        51,465,206
           FHLB stock                                       1,202,500         1,202,500          955,600           955,600
           Accrued interest receivable                        683,120           683,120          554,240           554,240
       Financial liabilities:
           Deposits                                        60,144,866        60,486,010       57,641,372        57,884,295
           FHLB advances                                   20,038,174        20,142,145       19,101,534        19,101,534
           Advance payments by borrowers
              for taxes and insurance                         407,050           407,050          400,663           400,663
           Accrued interest payable                           355,860           355,860          131,917           131,917
==========================================================================================================================
                                                          Notional         Unrealized        Notional         Unrealized
                                                            value        gains (losses)        value        gains (losses)
--------------------------------------------------------------------------------------------------------------------------
       Off balance sheet assets:
           Commitments to extend credit               $       690,000                -           238,000                -
           Unused lines of credit                             870,000                -           422,000                -
==========================================================================================================================

(15)    Contingency

        The Bank is involved in various legal actions and proceedings arising from the normal course of operations. Management believes that liability, if any, arising from such legal actions and proceedings will not have a material adverse effect upon the consolidated financial statements of the Company.

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(16) Horizon Financial Services Corporation (Parent Company Only) Financial Information

        The Parent Company's principal asset is its 100% ownership of the Bank and the Bank's subsidiary. The following are the condensed financial statements for the Parent Company:

                            Condensed Balance Sheets

                                                                    1998              1997
------------------------------------------------------------------------------------------------
       Cash and cash equivalents                              $       375,000           189,692
       Securities available-for-sale                                1,395,421         1,561,950
       Loans receivable, net                                          439,207            92,165
       Loans receivable from subsidiary                               129,205           193,798
       Investment in subsidiary                                     5,765,898         6,150,951
       Real estate                                                    190,402           207,874
       Interest receivable                                             18,185            20,834
       Income taxes receivable                                        175,375                -
------------------------------------------------------------------------------------------------

       Total assets                                           $     8,488,693         8,417,264
------------------------------------------------------------------------------------------------

       Accrued expenses and other liabilities                 $           873             4,603
       Common stock                                                    10,462             5,231
       Additional paid-in capital                                   4,894,744         4,795,400
       Retained earnings                                            5,730,257         5,305,946
       Treasury stock, at cost                                     (1,185,924)       (1,360,275)
       Unearned ESOP shares                                          (129,205)         (193,798)
       Unearned RRP shares                                            (11,439)          (47,655)
       Unrealized losses on securities available-for-sale            (821,075)          (92,188)
------------------------------------------------------------------------------------------------

       Total liabilities and equity                           $     8,488,693         8,417,264
------------------------------------------------------------------------------------------------

                                                                     (Continued)

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                          Condensed Statements of Operations

                                                                       1998             1997              1996
-------------------------------------------------------------------------------------------------------------------
       Interest income                                           $      123,091          177,996           178,035
       Equity in earnings of subsidiaries                               814,876          230,579           301,785
       Other income (expense)                                          (334,958)          27,053            29,598
       Other expenses                                                  (187,314)        (150,136)         (118,957)
-------------------------------------------------------------------------------------------------------------------

       Net earnings before tax                                          415,695          285,492           390,461

       Income tax (benefit) expense                                    (173,689)           7,000            14,000
-------------------------------------------------------------------------------------------------------------------

       Net earnings                                              $      589,384          278,492           376,461
===================================================================================================================
                                          Condensed Statements of Cash Flows

                                                                       1998             1997              1996
-------------------------------------------------------------------------------------------------------------------
       Operating activities:
           Net earnings                                          $       589,384         278,492            376,461
           Equity in earnings of subsidiary                             (814,876)       (230,579)          (301,785)
           Other, net                                                    288,588          29,809             (8,380)
--------------------------------------------------------------------------------------------------------------------

       Net cash provided by operating activities                          63,096          77,722             66,296
--------------------------------------------------------------------------------------------------------------------

       Investing activities:
           Proceeds from sale of securities available-for-sale         2,647,147         272,962          1,071,422
           Purchase of securities available-for-sale                  (3,445,162)       (577,106)        (1,221,867)
           Principal collected on AFS securities                         599,306              -                  -
           Purchase of real estate                                            -               -             (65,000)
           Proceeds from the sale of real estate                              -           65,233                 -
           Loans receivable, net                                        (282,449)         60,505            738,030
--------------------------------------------------------------------------------------------------------------------

       Net cash (used in) provided by investing activities              (481,158)       (178,406)           522,585
--------------------------------------------------------------------------------------------------------------------

       Financing activities:
           Dividends from subsidiary                                     588,767         750,000            204,440
           Treasury stock acquired                                            -         (337,354)          (699,431)
           Exercise of stock options                                     159,585              -                  -
           Dividends paid                                               (144,982)       (130,032)          (148,580)
--------------------------------------------------------------------------------------------------------------------

       Net cash provided by (used in) financing activities               603,370         282,614           (643,571)
--------------------------------------------------------------------------------------------------------------------

       Net increase (decrease) in cash and cash equivalents              185,308         181,930            (54,690)

       Cash and cash equivalents at beginning of year                    189,692           7,762             62,452
--------------------------------------------------------------------------------------------------------------------

       Cash and cash equivalents at end of year                  $       375,000         189,692              7,762
====================================================================================================================

                                                                     (Continued)

                     HORIZON FINANCIAL SERVICES CORPORATION
                             STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------


ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m. local time, on October 22, 1998, at the main office of Horizon Federal Savings Bank, 301 First Avenue East, Oskaloosa, Iowa.


STOCK LISTING

Horizon Financial Services Corporation common stock is traded on the Nasdaq SmallCap Market under the symbol "HZFS."


PRICE RANGE OF COMMON STOCK

The high and low bid quotations for the common stock as reported on the Nasdaq Stock Market, as well as dividends declared per share, is reflected in the table below. The information set forth in the table below was provided by the Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                      FISCAL 1998 (1)                                                 FISCAL 1997 (1)
                       -----------------------------------------                             ---------------------------------
                           HIGH            LOW         DIVIDENDS                               HIGH        LOW       DIVIDENDS
                       ----------       --------       ---------                             -------      ------     ---------
   First Quarter       $  10.00         $  9.25         $ .04         First Quarter          $ 7.50       $ 7.00      $ .04
   Second Quarter         14.50           10.375          .045        Second Quarter           7.625        7.25        .04
   Third Quarter          16.75           12.125          .045        Third Quarter            9.125        7.50        .04
   Fourth Quarter         16.875          15.50           .045        Fourth Quarter           9.875        8.50        .04

----------------------------
(1) Restated to reflect the 2-for-1 stock split paid in the form of a 100% stock dividend by the Company on November 10, 1997.

Cash dividend payout is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, the payment will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the Bank's ability to pay dividends to the Company. The Company relies significantly upon such dividends originating from the Bank to accumulate earnings for payment of cash dividends to its stockholders. See
Note 12 to the Notes to Consolidated Financial Statements for a discussion of restrictions on the Bank's ability to pay dividends.

At September 11, 1998, there were 879,942 shares of Horizon  Financial  Services
Corporation   common  stock  issued  and  outstanding  and   approximately   300
stockholders of record.

STOCKHOLDERS AND GENERAL INQUIRIES            TRANSFER AGENT

Robert W. DeCook, President and CEO           First Bankers Trust Company, N.A.
Horizon Financial Services Corporation        1201 Broadway
301 First Avenue East                         Quincy, IL 62301
Oskaloosa, Iowa  52577                        (217) 228-8000

                     HORIZON FINANCIAL SERVICES CORPORATION
                              CORPORATE INFORMATION
--------------------------------------------------------------------------------

COMPANY AND BANK ADDRESS

  301 First Avenue East                                Telephone:(515) 673-8328
  Oskaloosa, IA  52577                                 Fax:    (515) 673-0074



DIRECTORS OF THE BOARD

Robert W. DeCook
  Chairman of the Board, President and
  Chief Executive Officer of Horizon
  Financial Services Corporation and
  Horizon Federal Savings Bank

Gary L. Rozenboom
  Self-Employed Flooring Business
  Oskaloosa, Iowa

Dwight L. Groves
  Property Manager and Retired Restaurateur
  Oskaloosa, Iowa


Thomas L. Gillespie
  Vice President of Horizon Financial
  Services Corporation and Horizon
  Federal Savings Bank


Norman P. Zimmerman
  Retired Dentist and Former Mayor of the City of Oskaloosa
  Oskaloosa, Iowa



HORIZON FINANCIAL SERVICES CORPORATION EXECUTIVE OFFICERS

Robert W. DeCook
  President and Chief Executive Officer

Thomas L. Gillespie
  Vice President

Sharon K. McCrea
  Treasurer and Chief Financial Officer

INDEPENDENT AUDITORS        CORPORATE COUNSEL            SPECIAL COUNSEL
KPMG Peat Marwick LLP       McCoy, Faulkner & Broerman   Silver, Freedman & Taff, L.L.P.
2500 Ruan Center            216 South First Street       1100 New York Avenue, N.W.
Des Moines, Iowa  50309     Oskaloosa, Iowa  52577       Seventh Floor
                                                         Washington, D.C.  20005