Form 10KSB40/A, Exhibit 13
period 1998-06-30
HORIZON FINANCIAL SERVICES CORP
filed 1998-10-27
CIK 920600

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





                                                        /s/KPMG Peat Marwick LLP
                                                        ------------------------
                                                           KPMG Peat Marwick LLP

   Des Moines, Iowa
   July 29, 1998

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 1998 and 1997

---------------------------------------------------------------------------------------------------------------------------
                                         Assets                                                  1998            1997
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                  $     6,366,619       5,621,242
Securities available-for-sale (note 2)                                                          23,921,718      24,942,234
Loans receivable, net (notes 3 and 4)                                                           55,996,418      52,193,285
Real estate (note 5)                                                                               190,402         550,690
Stock in Federal Home Loan Bank, at cost                                                         1,202,500         955,600
Office property and equipment, net (note 6)                                                      1,126,516       1,082,013
Accrued interest receivable (note 7)                                                               683,120         554,239
Deferred tax asset (note 10)                                                                       405,541          -
Prepaid expenses and other assets                                                                   53,911          70,160
---------------------------------------------------------------------------------------------------------------------------

Total assets                                                                               $    89,946,745      85,969,463
===========================================================================================================================

                          Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------------

Deposits (note 8)                                                                          $    60,144,866      57,641,372
Advances from Federal Home Loan Bank (note 9)                                                   20,038,174      19,101,533
Advance payments by borrowers for taxes and insurance                                              407,050         400,663
Accrued taxes on income (note 10):
   Current                                                                                         291,492          39,923
   Deferred                                                                                         -               51,000
Accrued expenses and other liabilities                                                             577,343         322,311
---------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                               81,458,925      77,556,802
---------------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
   Preferred stock,  $.01 par value;  authorized  250,000 shares;  none issued -
   Common stock, $.01 par value; 1,500,000 shares authorized;
      issued and outstanding 1,046,198 and 523,099 shares
      at 1998 and 1997, respectively                                                                10,462           5,231
   Additional paid-in capital                                                                    4,894,744       4,795,400
   Retained earnings, substantially restricted (note 12)                                         5,730,257       5,305,946
   Treasury stock, at cost (166,256 and 97,559 shares in 1998
      and 1997, respectively)                                                                   (1,185,924)     (1,360,275)
   Unearned employee stock ownership plan shares (note 11)                                        (129,205)       (193,798)
   Unearned recognition and retention plan shares (note 11)                                        (11,439)        (47,655)
   Unrealized losses on securities available-for-sale                                             (821,075)        (92,188)
---------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                                       8,487,820       8,412,661

Commitments and contingencies (notes 3 and 15)
---------------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                                 $    89,946,745      85,969,463
===========================================================================================================================

See accompanying notes to consolidated financial statements.

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended June 30, 1998, 1997 and 1996

---------------------------------------------------------------------------------------------------------------------------
                                                                                     1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------
Interest income:
   Loans                                                                        $   4,744,988      4,408,308     4,100,960
   Investment securities available-for-sale                                         1,699,038      1,331,322     1,159,091
   Other investment income                                                            300,494        154,960       193,756
---------------------------------------------------------------------------------------------------------------------------

Total interest income                                                               6,744,520      5,894,590     5,453,807
---------------------------------------------------------------------------------------------------------------------------

Interest expense:
   Deposits (note 8)                                                                2,763,850      2,682,335     2,593,419
   Advance from Federal Home Loan Bank                                              1,257,447        719,415       550,293
---------------------------------------------------------------------------------------------------------------------------

Total interest expense                                                              4,021,297      3,401,750     3,143,712
---------------------------------------------------------------------------------------------------------------------------

Net interest income                                                                 2,723,223      2,492,840     2,310,095

Provision for losses on loans (note 4)                                                 94,000        252,110       328,192
---------------------------------------------------------------------------------------------------------------------------

Net interest income after provision for losses on loans                             2,629,223      2,240,730     1,981,903
---------------------------------------------------------------------------------------------------------------------------

Noninterest income:
   Fees, service charges and commissions                                              447,871        338,107       345,241
   (Loss) gain on sale of securities, net                                            (166,959)        81,403        39,198
   Other                                                                               26,731         18,629        93,295
---------------------------------------------------------------------------------------------------------------------------

Total noninterest income                                                              307,643        438,139       477,734
---------------------------------------------------------------------------------------------------------------------------

Noninterest expense:
   Compensation, payroll taxes and employee benefits (note 11)                      1,237,633      1,051,597       931,089
   Advertising                                                                         66,850         60,447        65,448
   Office property and equipment                                                      317,385        319,765       312,592
   Federal insurance premiums and special assessments (note 13)                        35,816        404,489       118,908
   Data processing services                                                           117,090        108,337        97,938
   Other real estate expense                                                           44,777         52,701        50,996
   Other                                                                              211,231        257,741       309,205
---------------------------------------------------------------------------------------------------------------------------

Total noninterest expense                                                           2,030,782      2,255,077     1,886,176
---------------------------------------------------------------------------------------------------------------------------

Earnings before taxes on income                                                       906,084        423,792       573,461

Taxes on income (note 10)                                                             316,700        145,300       197,000
---------------------------------------------------------------------------------------------------------------------------

Net earnings                                                                    $     589,384        278,492       376,461
===========================================================================================================================
Basic earnings per common share                                                 $     .71            .34           .43
===========================================================================================================================

Diluted earnings per common share                                               $     .69            .33           .42
===========================================================================================================================


See accompanying notes to consolidated financial statements.

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended June 30, 1998, 1997 and 1996

                                                                                           Additional
                                                     Preferred          Common               paid-in             Retained
                                                        stock           stock                capital             earnings
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995 .....................           $--            5,231               4,736,089            4,919,191

Net earnings .................................            --             --                      --                376,461
Dividends declared ($.16 per share)(1) .......            --             --                      --               (138,166)
Treasury stock acquired ......................            --             --                      --                   --
ESOP shares allocated ........................            --             --                      --                   --
Stock appreciation of allocated ESOP shares ..            --             --                    16,841                 --
Amortization of recognition and retention plan            --             --                      --                   --
Adjust valuation allowance on securities
      available-for-sale .....................            --             --                      --                   --
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1996 .....................            --            5,231               4,752,930            5,157,486

Net earnings .................................            --             --                      --                278,492
Dividends declared ($.16 per share)(1) .......            --             --                      --               (130,032)
Treasury stock acquired ......................            --             --                      --                   --
ESOP shares allocated ........................            --             --                      --                   --
Stock appreciation of allocated ESOP shares ..            --             --                    42,470                 --
Amortization of recognition and retention plan            --             --                      --                   --
Adjust valuation allowance on securities
      available-for-sale .....................            --             --                      --                   --
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1997 .....................            --            5,231               4,795,400            5,305,946

Net earnings .................................            --             --                      --                589,384
Dividends declared ($.18 per share) ..........            --             --                      --               (144,982)
Treasury stock acquired ......................            --             --                      --                   --
Two-for-one stock dividend ...................            --            5,231                    --                 (5,231)
Stock options exercised ......................            --             --                        94              (14,860)
ESOP shares allocated ........................            --             --                      --                   --
Stock appreciation of allocated ESOP shares ..            --             --                    99,250                 --
Amortization of recognition and retention plan            --             --                      --                   --
Adjust valuation allowance on securities
      available-for-sale .....................            --             --                      --                   --
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1998 .....................           $--           10,462               4,894,744            5,730,257


                                                                                   Recognition          Net unrealized

                                                          Unearned          and              gain (loss) on
                                                     Treasury          ESOP         retention       securities available
                                                       stock          shares           plan               for sale           Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995 .....................       (323,490)       (332,523)       (120,093)             (98,140)       8,786,265

Net earnings .................................           --              --              --                   --            376,461
Dividends declared ($.16 per share)(1) .......           --              --              --                   --           (138,166)
Treasury stock acquired ......................       (699,431)           --              --                   --           (699,431)
ESOP shares allocated ........................           --            72,220            --                   --             72,220
Stock appreciation of allocated ESOP shares ..           --              --              --                   --             16,841
Amortization of recognition and retention plan           --              --            36,222                 --             36,222
Adjust valuation allowance on securities
      available-for-sale .....................           --              --              --                (60,186)         (60,186)
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1996 .....................     (1,022,921)       (260,303)        (83,871)            (158,326)       8,390,226

Net earnings .................................           --              --              --                   --            278,492
Dividends declared ($.16 per share)(1) .......           --              --              --                   --           (130,032)
Treasury stock acquired ......................       (337,354)           --              --                   --           (337,354)
ESOP shares allocated ........................           --            66,505            --                   --             66,505
Stock appreciation of allocated ESOP shares ..           --              --              --                   --             42,470
Amortization of recognition and retention plan           --              --            36,216                 --             36,216
Adjust valuation allowance on securities
      available-for-sale .....................           --              --              --                 66,138           66,138
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1997 .....................     (1,360,275)       (193,798)        (47,655)             (92,188)       8,412,661

Net earnings .................................           --              --              --                   --            589,384
Dividends declared ($.18 per share) ..........           --              --              --                   --           (144,982)
Treasury stock acquired ......................           --              --              --                   --               --
Two-for-one stock dividend ...................           --              --              --                   --               --
Stock options exercised ......................        174,351            --              --                   --            159,585
ESOP shares allocated ........................           --            64,593            --                   --             64,593
Stock appreciation of allocated ESOP shares ..           --              --              --                   --             99,250
Amortization of recognition and retention plan           --              --            36,216                 --             36,216
Adjust valuation allowance on securities
      available-for-sale .....................           --              --              --               (728,887)        (728,887)
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1998 .....................     (1,185,924)       (129,205)        (11,439)            (821,075)       8,487,820
====================================================================================================================================

See accompanying notes to consolidated financial statements.


(1) Restated to reflect the two-for-one stock split effected in the form of a stock dividend on November 10, 1997.

HORIZON FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 1998, 1997 and 1996

----------------------------------------------------------------------------------------------------------------------------
                                                                                      1998          1997           1996
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                                $       589,384        278,492       376,461
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation                                                                   147,585        163,658       166,803
        Amortization of fees, premiums and accretion of discounts, net                (179,225)        23,807        63,035
        Federal Home Loan Bank stock dividend                                           -              -             (9,500)
        Provision for losses on loans                                                   94,000        252,111       328,192
        Loans originated for sale                                                   (6,478,320)      (486,300)       -
        Proceeds on sales of loans                                                   6,076,820        349,500        -
        Amortization of stock compensation plans                                       200,059        145,191       119,283
        (Loss) gain on sale of securities                                              166,959        (81,403)      (39,198)
        Increase in accrued interest receivable                                       (128,881)       (40,610)      (45,073)
        (Decrease) increase in accrued taxes payable                                   178,216         43,576       (39,102)
        Other, net                                                                     271,281        115,687       (12,657)
----------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                              937,878        763,709       908,244
----------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Securities available-for-sale:
      Purchases                                                                    (23,698,089)   (12,835,616)   (5,429,589)
      Proceeds from sale                                                            18,838,215      4,434,596     1,701,971
      Proceeds from maturity and principal collected                                 4,780,581      1,672,003     1,273,989
   Held-to-maturity securities -
      proceeds from maturity and principal collected                                    -              -            866,251
   Loans to customers, net                                                          (3,495,633)    (3,309,738)   (3,219,704)
   Proceeds from sale of real estate                                                   360,288         65,233       260,000
   Purchase of investment real estate                                                   -              -            (65,000)
   Purchase of Federal Home Loan Bank stock                                           (246,900)      (396,800)      (68,996)
   Proceeds from sale of fixed assets                                                   -              -             17,900
   Purchase of office property and equipment, net                                     (192,088)      (112,356)      (78,600)
----------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                               (3,653,626)   (10,482,678)   (4,741,778)
----------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Increase in customer deposit accounts, net                                        2,503,494      2,882,405     3,429,309
   Increase (decrease) in advance payments by borrowers for taxes and insurance          6,387         14,391       (42,981)
   Proceeds from advances from Federal Home Loan Bank                               27,000,000     15,000,000     7,500,000
   Principal payments on advances from Federal Home Loan Bank                      (26,063,359)    (5,559,738)   (6,556,324)
   Payment of dividends                                                               (144,982)      (130,031)     (138,166)
   Excercise of stock options                                                          159,585         -             -
   Treasury stock acquired                                                              -            (337,354)     (699,431)
----------------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                            3,461,125     11,869,673     3,492,407
----------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                   745,377      2,150,704      (341,127)

Cash and cash equivalents at beginning of year                                       5,621,242      3,470,538     3,811,665
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                       $     6,366,619      5,621,242     3,470,538
============================================================================================================================

Supplemental disclosures of cash flow information:
   Cash paid for interest                                                      $     3,794,411      3,336,641     3,144,844
   Cash paid for taxes                                                                  91,102        134,941       205,000
   Transfers of loans to real estate acquired through foreclosures                      -             105,330       265,060
   Transfer of investment and mortgage-backed securities to
      securities available-for-sale                                                     -              -         10,725,869
============================================================================================================================

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