Form 10KSB40, Exhibit 13
period 1999-06-30
HORIZON FINANCIAL SERVICES CORP
filed 1999-09-28
CIK 920600

--------------------------------------------------------------------------------

1999 ANNUAL REPORT

--------------------------------------------------------------------------------





[LOGO]










                           HORIZON FINANCIAL SERVICES
                                   CORPORATION

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------







         President's Letter to Shareholders................................... 1
         Selected Consolidated Financial Information.......................... 2
         Management's Discussion and Analysis of Financial
           Condition and Results of Operation................................. 4
         Consolidated Financial Statements....................................17
         Stockholder Information..............................................44
         Corporate Information................................................45







                          Annual Report on Form 10-KSB

A copy of Horizon Financial Services Corporation's Annual Report on Form 10-KSB for the year ended June 30, 1999, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. DeCook, President and Chief Executive Officer, Horizon Financial Services Corporation, 301 First Avenue East, Oskaloosa, Iowa, (515) 673-8328.

                         [HORIZON FINANCIAL LETTERHEAD]

                                                September 24, 1999




Dear Stockholder:

For many financial institutions, fiscal 1999 was a year of mixed results, some good, some bad. Horizon Financial was no exception to this development, which saw the stock prices of the financial institutions trend down as investors concentrated their investing efforts on other segments of the economy, notably high tech.

For Horizon Financial, and its principal operating subsidiary Horizon Federal Savings Bank, the good news is that its core operations produced the second highest net income after provision for loan losses in the last five fiscal years, second only to the record-breaking results of fiscal 1998. Unfortunately, Horizon Financial took a loss on its portfolio of securities available-for-sale.

The decline in value of these securities resulted from a sustained increase in the prepayment speeds of the underlying mortgage loans. Most of these securities held by the Company were sold during the fiscal year ending June 30, 1999.

Core earnings for the Company remained strong enough that the net worth only decreased $427,000 from June 30, 1998 to June 30, 1999, approximately five percent of the Company's net worth. Horizon Federal Savings Bank remains in full compliance with regulatory capital requirements. At June 30, 1999, Horizon Financial Services Corporation had assets of $85.0 million and stockholders equity of $8.1 million or $9.21 per share of common stock.

We are further encouraged that future losses on the remaining portion of our securities held for sale portfolio appear at this writing to be abating, and that the Company expects to return to its historic profitability in the second quarter of this fiscal year.

On behalf of all of us at Horizon Financial and Horizon Federal, we thank you for your support of and your investment in Horizon Financial.

Yours very truly,

/s/Robert W. DeCook

Robert W. DeCook
President and Chief Executive Officer

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                             At June 30,
                                                 -------------------------------------------------------------------
                                                     1999        1998(1)      1997(1)      1996(1)        1995(1)
                                                 -------------------------------------------------------------------
                                                                           (In Thousands)
Selected Financial Condition Data:

Total assets.....................................   $85,023     $89,947       $85,969       $73,464       $69,624
Cash and cash equivalents........................     7,917       6,367         5,621         3,471         3,812
Securities available-for-sale....................    17,097      23,922        24,942        18,049         5,170
Loans receivable, net............................    56,066      55,996        52,193        49,104        46,478
Deposits.........................................    59,576      60,145        57,641        54,759        51,330
Advances from FHLB...............................    16,606      20,038        19,102         9,661         8,718
Stockholders' equity.............................     8,060       8,488         8,412         8,390         8,786

                                                                          Year Ended June 30,
                                                   -----------------------------------------------------------------
                                                       1999         1998(1)     1997(1)      1996(1)      1995(1)
                                                   -----------------------------------------------------------------
                                                                 (In Thousands, Except Per Share Data)
Selected Operations Data:

Total interest income..............................   $6,192        $6,744     $5,895        $5,454       $4,752
Total interest expense.............................    3,642         4,021      3,402         3,144        2,443
                                                     -------        ------     ------        ------       ------
  Net interest income..............................    2,550         2,723      2,493         2,310        2,309
Provision for losses on loans......................      139            94        252           328            2
                                                     -------        ------    -------       -------       ------
Net interest income after
 provision for losses on loans.....................    2,411         2,629      2,241         1,982        2,307
Noninterest income
  Fees, commissions and service charges............      497           448        338           345          238
  Gain (loss) on sale of securities, net...........  (2,038)         (167)         81            39          ---
  Other noninterest income.........................        8            27         19            94           23
                                                     -------        ------    -------       -------       ------
Total noninterest income...........................  (1,533)           308        438           478          261
Total noninterest expense..........................    2,116         2,031      2,255(2)      1,886        1,904
                                                      ------        ------     ------        ------       ------
(Loss), earnings before taxes on income............  (1,238)           906        424           573          664
Taxes on income (benefits).........................    (466)           317        146           197          245
                                                     -------        ------     ------        ------       ------
Net (loss) earnings................................   $(772)          $589       $278          $376         $419
                                                      ======          ====       ====          ====         ====

Basic (loss) earnings per common share.............  ($0.90)        $ 0.71     $ 0.34        $ 0.43       $ 0.44
Diluted (loss) earnings per common share...........  ($0.90)        $ 0.69     $ 0.33        $ 0.42       $ 0.44
Dividends per share................................   $0.18         $ 0.18     $ 0.16        $ 0.16       $ 0.08

-------------------
(1) All per share information has been restated for the 2-for-1 stock split paid by the Company on November 10, 1997 in the form of a 100% stock dividend.

(2) Includes the special assessment of $331,000 paid by the Company to the Federal Deposit Insurance Fund (the"FDIC") to recapitalize the Savings Association Insurance Fund (the "SAIF").

                                                                              Year Ended June 30,
                                                           -------------------------------------------------------
                                                              1999        1998       1997       1996        1995
                                                           -------------------------------------------------------
Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of net earnings to average
     total assets).........................................     (.88%)       .67%      .35(1)      .53%        .64%
  Interest rate spread information:
   Average during year.....................................     3.00        2.96      3.12        3.09        3.42
   End of year.............................................     3.03        3.05      3.07        3.06        2.59
  Net interest margin(2)...................................     3.17        3.23      3.41        3.44        3.82
  Ratio of operating expense to average total
    assets.................................................     2.42        2.31      2.83(1)     2.64        2.92
  Return on stockholders' equity (ratio of net
    earnings to average equity)............................    (9.33)       6.97      3.31(1)     4.38        4.82
 Efficiency ratio(3).......................................    69.26       63.51     67.51       68.61       74.09

Asset Quality Ratios:
 Non-performing assets to total assets at end of
   year(4).................................................     1.36        1.02      1.22        1.27        1.06
 Allowance for losses on loans to non-performing
    loans(4)...............................................    29.57       37.74     50.51       34.01       39.27
 Allowance for losses on loans  to total loans.............      .61         .61       .65         .63         .62

Other Ratios:
 Stockholders' equity to total assets at end of
   year....................................................     9.48        9.44      9.78       11.42       12.62
 Average stockholders' equity to average assets............     9.46        9.61     10.54       12.00       13.34
 Average interest-earning assets to average
    interest-bearing liabilities...........................   103.79%     105.65%   106.13%     107.31%     109.88%

Number of full-service offices.............................     3           3         3           3           3

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

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

         Horizon Financial Services Corporation (the "Company") is a savings and loan holding company whose primary asset is Horizon Federal Savings Bank (the "Bank"). The Company was incorporated in March 1994 and sold 506,017 shares of common stock on June 28, 1994 for the purpose of acquiring all of the capital stock of the Bank in connection with the Bank's conversion from mutual to stock form of ownership (the "Conversion"). All references to the Company prior to June 28, 1994, except where otherwise indicated, are to the Bank and its subsidiary on a consolidated basis.

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

         The Company's results of operations are also affected by, among other things, fee income received, loss or profit on securities available-for-sale, the establishment of provisions for possible losses on loans, income derived from subsidiary activities, the level of operating expenses and income taxes. The Company's operating expenses principally consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums, data processing expenses and other general and administrative expenses.

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

         Some local economic conditions in the Bank's market are weakening. The farm economy has been strong for over five years but is now beginning to soften. As a result of an over-supply of grain, farm prices for grain and livestock, which are currently depressed, may continue to remain depressed and possibly even drop further. In addition, the Bank is experiencing difficulty, as are most business in the area, in hiring and retaining experienced personnel as labor shortages in the area continue to exist. In the event current economic and market conditions persist or worsen, loan demand and existing loans may be affected. No assurances can be given that the Bank will be able to maintain or increase its loan portfolio, which could adversely affect the financial condition and results of operations of the Company and the Bank.

Forward-Looking Statement

         When used in this Annual Report or future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

         The Company does not undertake, and specifically disclaims any obligations, to revise any forward- looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Financial Condition

         June 30, 1999 Compared to June 30, 1998. Total assets decreased $4.9 million, or 5.5%, to $85.0 million at June 30, 1999 from $89.9 million at June 30, 1998. The decrease was reflected primarily in a $6.8 million decrease in securities available-for-sale. This decrease was partially offset by a $1.5 million increase in cash and cash equivalents and a $500,000 increase in income tax receivable. The decrease was used primarily to pay off $3.4 million in advances from the Federal Home Loan Bank (the "FHLB") of Des Moines and a decrease in deposits of $600,000.

         Total liabilities decreased $4.5 million, or 5.5%, to $77.0 million at June 30, 1999 from $81.5 million at June 30, 1998, primarily as a result of a $3.4 million decrease in FHLB advances and a $600,000 decrease in deposits.

         Stockholder's equity decreased $427,000, or 5.03%, during fiscal 1999, primarily due to the net loss, the payment of cash dividends by the Company and the repurchase of the Company's common stock. During fiscal 1999, the Company paid cash dividends totaling approximately $154,000 or $.18 per share. Common stock was repurchased during 1999 at a cost of $44,375, or $8.88 per share under a repurchase program. The decrease in stockholder's equity was partially offset by a positive adjustment of net unrealized losses on securities available-for-sale and the amortization for the allocated portion of shares held by the Employee Stock Ownership Plan (the "ESOP").

         June 30, 1998 Compared to June 30, 1997. Total assets increased $4.0 million, or 4.7%, to $89.9 million at June 30, 1998 from $85.9 million at June 30, 1997. The increase was reflected in a $3.8 million increase net loans receivable, a $700,000 increase in cash and cash equivalents, and a $400,000 increase in deferred income tax. The increase was partially offset by a $1.0 million decrease in securities available-for- sale. The increases were funded primarily through a $2.5 million increase in deposits and additional advances of $900,000 from the FHLB of Des Moines. The Company continued to leverage its capital through FHLB advances to increase the Company's earnings. See "Asset\Liability Management."

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

         Stockholder's equity increased $75,000, or .89%, during fiscal 1998, primarily through the retention of net income, net proceeds received in connection with the exercise of Company stock options and the amortization for the allocated portion of shares held by the ESOP, offset by a negative adjustment of net unrealized losses on securities available-for-sale and the payment of cash dividends by the Company. The Company paid cash dividends totaling approximately $145,000 or $.175 per share.

Results of Operations

Comparison of Years Ended June 30, 1999 and June 30, 1998

         General. Net earnings for the year ended June 30, 1999 decreased $1,361,000 to a net loss of ($772,000) from $589,000 for the year ended June 30, 1998. This decrease was primarily attributable to substantial write-downs on interest only mortgage-backed securities, as further described below, and losses on the sale of available-for-sale assets.

         During fiscal 1999, the Company's return on average assets ("ROAA") and return on average stockholder's equity ("ROAE") was (.88%) and (9.33%), respectively, compared to .67% and 6.97% for fiscal 1998. Average stockholders' equity to average assets was 9.46% during fiscal year 1999 compared to 9.61% during fiscal 1998. The Company paid cash dividends of $0.18 per share for fiscals 1999 and 1998.

         Interest Income. Interest income decreased $552,000 to $6.2 million for the year ended June 30, 1999 compared to $6.7 million for the year ended June 30, 1998. The decrease was attributable primarily to a decrease in interest earned on securities available-for-sale as a result of a decrease in the average outstanding balance of these assets and to a lesser degree due to a decrease in interest rates. Also contributing to the decrease was the reduction of interest earned on loans receivable as a result of reduced interest rates for the period. The average outstanding balance of securities available-for-sale decreased $4.4 million to $21.0 million during fiscal 1999. The yield on all average interest-earning assets decreased during fiscal 1999 to 7.70% from 8.00% during fiscal 1998.

         Interest Expense. Interest expense decreased $379,000 to $3.6 million for the year ended June 30, 1999 compared to $4.0 million for the year ended June 30, 1998. The decrease in interest expense was primarily attributable to a decrease in the average outstanding balance of FHLB advances, combined with decreased rates paid on FHLB advances. The average rate paid on advances decreased by 43 basis points to 5.26% during fiscal 1999 from 5.69% during fiscal 1998. The average rate paid on all interest-bearing liabilities decreased 34 basis points to 4.70% during fiscal 1999 from 5.04% during fiscal 1998.

         Net Interest Income. Net interest income decreased $173,000 to $2.5 million in fiscal 1999 from $2.7 million in fiscal 1998. The ratio of the Company's average interest-earning assets to average interest-bearing liabilities decreased to 103.79% during fiscal 1999 from 105.65% during fiscal 1998. During this same period the Company's interest rate spread increased slightly to 3.00% from 2.96%.

         Provision for Losses on Loans. The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowance for losses on loans. During the year ended June 30, 1999, the Company had a $139,000 addition to its allowance for losses on loans compared to a $94,000 provision in fiscal 1998. The Company continues to monitor and adjust its allowance for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach toward reserve levels, consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non-performing assets and their estimated value. Future additions to the Company's allowance for losses on loans and any change in the related ratio of the allowance for losses on loan to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for losses on loans reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations. As of June 30, 1999 and June 30, 1998 the Company's allowance for losses on loans was $343,000 and $348,000, respectively.

         As of June 30, 1999, the Company's non-performing assets, consisting of nonaccuring loans, accruing loans 90 days or more delinquent, real estate owned and repossessed consumer property, totaled $1,160,000 or 1.36% of total assets compared to $922,000 or 1.02% of total assets at June 30, 1998. The increase in non-performing assets related primarily to a $238,000 increase in non-accruing loans past-due 90 or more days.

         Noninterest Income. Noninterest income decreased $1.8 million to $(1,533,000) for the year ended June 30, 1999 from $308,000 for the year ended June 30, 1998. The decrease was primarily attributable to a $2.0 million loss on securities available-for-sale (including a $1.5 million loss recognized on interest only mortgage-backed securities). The write-downs on interest-only mortgage-backed securities resulted from a decline in fair value that was judged to be other than temporary. This decline in fair value resulted from a sustained increase in the prepayment speeds, due to refinancing, of the underlying mortgage loans as a result of the low interest rate environment. The Bank cannot predict interest rates or prepayment speeds.

         This decrease was slightly offset by a $49,000 increase in fees, service charges and commission, due to increased fees received on checking accounts and increased loan fees, primarily attributable to loans originated for sale in the secondary market.

         Noninterest Expense. Noninterest expense increased $86,000 to $2.1 million for the year ended June 30, 1999 from $2.0 million for the year ended June 30, 1998. The increase was primarily due to a $38,000 increase in data processing services and a $55,000 increase in other noninterest expense primarily due to costs associated with the conversion to a new data center. The conversion has permitted us to offer new services to our customers including telephone banking.

         The Company has incurred costs in connection with the assessment of, and the documenting and remediation its electronic systems, programs and processes to recognize properly the year 2000. While the Company does not believe that the process of making its systems, programs and procedures year 2000 ready ("Y2K") will result in material cost, it is expected that a substantial amount of management and staff time will be required. The Company currently expects to spend approximately $25,000 in connection with its year 2000 readiness efforts. It is impossible to predict the exact expenses associated with year 2000 preparedness as additional funds may be needed for unknown expenses related to year 2000 testing, potential charges by third party software vendors for product enhancements, and, if necessary, for developing and implementing any contingency plans in the event such enhancements cannot be made. Furthermore, the readiness of our service provider, as well as certain vendors and customers, may affect our preparedness. No assurance can be given, that the Company's third party service providers' or other outside parties year 2000 readiness efforts will proceed as anticipated, or that the results of operations of the Company will not be adversely affected by difficulties or delays in the Company's or third parties' year 2000 readiness efforts.

         Income Tax Expense. Income taxes decreased $783,000 to ($467,000) for the year ended June 30, 1999 from $317,000 for the same period in 1998. The decrease was primarily due to a decrease in earnings before taxes on income.

Comparison of Years Ended June 30, 1998 and June 30, 1997

         General. Net earnings for the year ended June 30, 1998 increased $311,000 to $589,000 from $278,000 for the year ended June 30, 1997. This increase was primarily due to an increase of $388,000 in net interest income after provision for loan losses, a decrease in FDIC premiums, primarily due to the absence of the one-time SAIF assessment paid in fiscal 1997, of $331,000, and an increase of $110,000 in fee income. Net earnings, without the SAIF assessment, for the year ended June 30, 1997 would have been $485,000 as compared to $589,000 for the same period ended June 30, 1998, resulting in an increase of $104,000 or 21% for the year ended June 30, 1998.

         During fiscal 1998, the Company's ROAA and ROAE was .67% and 6.97%, respectively, compared to .35% and 2.83% for fiscal 1997. ROAA and ROAE for fiscal 1997 were affected by the one-time SAIF assessment of $207,000 (net of taxes) paid by the Company. The Company's ROAA and ROAE for fiscal 1997 without the SAIF assessment, was .61% and 5.77%, respectively. Average stockholders' equity to average assets was 9.61% during fiscal 1998 compared to 10.54% during fiscal 1997. The Company's dividend payout ratio was 26% during fiscal 1998 compared to 48% during fiscal 1997.

         Interest Income. Interest income increased $849,000 to $6.7 million for the year ended June 30, 1998 compared to $5.9 million for the year ended June 30, 1997. The increase was attributable primarily to interest earned on loans receivable and securities available-for-sale as a result of an increase in the average outstanding balance of these assets. The average outstanding balance of loans receivable increased $3.8 million to $55.0 million and the securities available-for-sale increased $5.9 million to $25.4 million during fiscal 1998. An increase of $900,000 in the average outstanding balance of the Company's other interest earning assets also contributed to the increase in interest income. These increases were funded with customer deposits and FHLB advances. The yield on all average interest-earning assets decreased slightly during fiscal 1998 to 8.00% from 8.06% during fiscal 1997.

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

         Net Interest Income. Net interest income increased $230,000 to $2.7 million in fiscal 1998 from $2.5 million in fiscal 1997. The ratio of the Company's average interest-bearing assets to average interest-bearing liabilities decreased to 105.65% during fiscal 1998 from 106.13% during fiscal 1997. During this same period, the Company's interest rate spread decreased slightly to 2.96% from 3.12%.

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

Year 2000 Issues

         A great deal of information has been disseminated about the widespread computer problems that may arise in the year 2000. Computer programs that can only distinguish the final two digits of the year entered are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date, or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operation of the Company and the Bank. Data processing is also essential to most other financial institutions and many other companies. An internal committee of the Company, comprised of six officers and one outside director, has been formed to address the potential risk that year 2000 poses for the Company and the Bank. Like other financial institutions, the Company is heavily dependent on their computer systems. Many of the information technology and non-information technology systems of the Company are already Y2K ready, or have been scheduled for replacement in on-going system plans. Attaining Y2K readiness is an on-going process for the Company and the Bank. Management and the Board of Directors are committed to achieving the goal of Y2K readiness.

         Accurate data processing is essential to the operations of the Company and the Bank, and a lack of accurate processing by its vendors (or by the Company or the Bank) could have a significant adverse impact on the Company's financial condition and results of operations. The Bank has been assured by its current data processing service bureaus that their computer services will function properly on and after January 1, 2000. The Bank's newly selected data processing service bureau has advised management that it, in fact, is currently year 2000 compliant. The Company and the Bank believes that they are taking reasonable steps to address and remediate Y2K issues, especially with respect to mission critical systems. The Company has received Y2K updates from most of its material non-information system providers, including but not limited to security cameras, credit/debit card and ATM card processors, the vault alarm, check printers, telephone systems, participation loan servicers, and institutions the Company or the Bank invests through or with, and based on these updates do not anticipate any significant Y2K issues.

         While the Company and the Bank have undertaken significant efforts to assess, remediate and test their technical systems to address Y2K processing issues, they are also developing contingency plans. These contingency plans are intended to provide alternative processes and actions in the event of systems malfunction or failures. The Bank is required to follow Federal Financial Institutions Examination Council guidance advising two levels of contingency planning - remediation and business-resumption. Remediation contingency plans address the actions to be taken if remediation efforts fall behind schedule or appear in jeopardy of not delivering a Y2K ready system when required. Business-resumption contingency plans address the actions that would be taken if key business processes could not be performed in the normal manner upon entering the Y2K due to system or third party failures. We have been communicating with the Bank's vendors to assess their progress in evaluating their systems and implementing any corrective measures required by them to be prepared for the year 2000. Year 2000 readiness request letters have also been sent to certain borrowers of the Bank. These borrowers were selected based on the aggregate amounts owed to the Bank, the type of loans outstanding, and the perceived Year 2000 risk based on management's knowledge of the loan customers and their operations. To date, the Bank has not been advised by such parties that they do not have plans in place to address and correct the issues associated with the year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation. The Company will continue to monitor the Y2K continuity progress of such customers and third parties through 1999 and into 2000 and work appropriately to address any problems which may arise.

         The Company and the Bank have defined remediation contingency plan requirements that are intended to provide alternative processes and actions to address failed or unsuccessful remediation efforts. The first priority of the Company and the Bank is their core processes and mission-critical systems.

         In addition to expenses related to our own systems, the Company could incur losses if loan payments are delayed due to year 2000 problems affecting any of our significant borrowers or impairing the payroll systems of large employers in the Company's market area. The Company is aware there is a potential for heavy currency demand by our customers which may occur in late 1999 and early 2000. The Company has addressed this issue in its contingency plans.

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

                                                                            Year Ended June 30,
                                     -----------------------------------------------------------------------------------------------
                                                  1999                          1998                               1997
                                     --------------------------------  -----------------------------   -----------------------------
                                       Average    Interest              Average    Interest               Average   Interest
                                     Outstanding   Earned/     Yield/  Outstanding   Earned/  Yield/   Outstanding   Earned/  Yield/
                                       Balance      Paid        Rate     Balance      Paid     Rate       Balance     Paid     Rate
                                       -------      ----        ---      -------      ----     ----       -------     ----     ----
                                                                    (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1).................     $55,243    $4,597     8.32%    $55,015    $4,745      8.63%     $51,166    $4,408    8.62%
 Securities available-for-sale.......      21,020     1,340     6.38      25,394     1,699      6.69       19,445     1,332    6.85
 Other interest-earning assets.......       3,002       178     5.93       2,786       222      7.97        1,814       108    5.96
 FHLB stock..........................       1,203        77     6.40       1,143        78      6.82          666        47    7.03
                                         --------    ------              -------   -------                -------    ------
  Total interest-earning assets(1)...      80,468     6,192     7.70      84,338     6,744      8.00       73,091     5,895    8.06
                                          -------    ------              -------     -----                 ------     -----

Interest-Bearing Liabilities:
 Savings deposits....................      19,938       857     4.30      17,118       743      4.34       15,829       701    4.43
 Money market deposits...............         540        13     2.41         747        18      2.41          935        22    2.42
 Demand and NOW deposits.............       6,905       132     1.91       5,863       104      1.77        5,371        93    1.66
 Certificates of deposit.............      31,031     1,635     5.27      33,989     1,899      5.59       33,759     1,866    5.53
 FHLB Advances.......................      19,115     1,005     5.26      22,109     1,257      5.69       12,978       720    5.54
                                         --------    ------             --------  --------                -------   -------
   Total interest-bearing liabilities     $77,529     3,642     4.70    $ 79,826     4,021      5.04      $68,872     3,402    4.94
                                          -------    ------             --------   -------                -------   -------

Net interest income..................                $2,550                         $2,723                           $2,493
                                                     ======                         ======                           ======

Net interest rate spread.............                           3.00%                         2.96%                            3.12%
                                                                                              ====                             ====

Net interest-earning assets..........      $2,939                       $  4,512                          $ 4,219
                                           ======                       ========                          =======

Net interest margin(2)...............                           3.17%                         3.23%                            3.41%
                                                                ====                          ====                             ====

Average interest-earning assets to
 average interest-bearing liabilities               103.79%                         105.65%                                  106.13%
                                                    ======                          ======                                   ======

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

                                                                                         Year Ended June 30,
                                                            ------------------------------------------------------------------------
                                                                         1999 vs. 1998                         1998 vs. 1997
                                                            ------------------------------------------------------------------------
                                                                  Increase                              Increase
                                                                 (Decrease)                            (Decrease)
                                                                   Due to              Total             Due to             Total
                                                            -------------------      Increase      -------------------     Increase
                                                            Volume        Rate      (Decrease)     Volume        Rate     (Decrease)
                                                            ------        ----      ----------     ------        ----     ----------
                                                                                          (In Thousands)
Interest-earning assets:
  Loans receivable ...................................       $   4        $(152)       $(148)       $ 408        $ (71)       $ 337
  Securities available-for-sale ......................        (275)         (84)        (359)         355           12          367
  Other interest-earning assets ......................         (64)          20          (44)         107            7          114
  FHLB Stock .........................................          --           (1)          (1)          32           (1)          31
                                                             -----        -----        -----        -----        -----        -----

    Total interest-earning assets ....................       $(335)       $(217)       $(552)       $ 902        $ (53)       $ 849
                                                             =====        =====                     =====        =====        -----

Interest-bearing liabilities:
  Savings deposits ...................................         142          (28)         114           28           14           42
  Money market deposits ..............................          (5)          --           (5)          (3)          (1)          (4)
  Demand and NOW deposits ............................          36           (8)          28           (2)          13           11
  Certificates of deposits ...........................        (184)         (80)        (264)          40           (7)          33
  FHLB advances ......................................        (212)         (40)        (252)         507           30          537
                                                             -----        -----        -----        -----        -----        -----

    Total interest-bearing liabilities ...............       $(223)       $(156)       $(379)       $ 570        $  49        $ 619
                                                             =====        =====        -----        =====        =====        -----

Net interest income.....................                                               $(173)                                 $ 230
                                                                                       =====                                  =====

Interest Rate Spread

         The following table sets forth the weighted average yields on interest-earning assets, the weighted average rates on interest-bearing liabilities and the interest rate spread between weighted average yields and rates at the end of each of the years presented. Non-accruing loans have been included in the table as carrying a zero yield.

                                                               At June 30,
                                               -------------------------------------
                                                      1999        1998         1997
                                               -------------------------------------
Weighted average yield on:

 Loans receivable, net(1) ..................          8.14%       8.54%       8.65%
 Securities available-for-sale .............          6.37        6.98        6.99
 Other interest-earning assets .............          4.85        5.54        5.45
 FHLB stock ................................          6.25        6.92        7.00
   Combined weighted average yield on
   interest-earning assets .................          7.52        7.95        8.00

Weighted average rate paid on:

 Savings deposits ..........................          4.17        4.42        4.24
 Money market deposits .....................          2.37        2.37        2.43
 Demand and NOW deposits ...................          1.81        1.87        1.39
 Certificates of Deposit ...................          5.12        5.57        5.62
 FHLB advances .............................          5.07        5.24        5.71
   Combined weighted average rate paid
   on interest-bearing liabilities .........          4.49        4.90        4.93

 Spread ....................................          3.03%       3.05%       3.07%

-----------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loan loss reserves.


Asset/Liability Management

         The Company currently focuses lending efforts toward originating competitively priced adjustable-rate loan products and fixed-rate loan products with relatively short terms to maturity, generally fifteen years or less. The Company also makes a small amount of longer term fixed rate mortgages for its portfolio from time to time. This allows the Company to maintain a portfolio of loans which will be sensitive to changes in the level of interest rates while providing a reasonable spread to the cost of liabilities used to fund the loans. The Company, however, also makes long-term, fixed-rate mortgage loans which are sold in the secondary market.

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

         The OTS issued a regulation which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk based capital requirement. The amount of that deduction is one-half of the difference between
(a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Notwithstanding the foregoing and the fact that the Bank, due to its asset size and level of risk-based capital, is exempt from this requirement, utilizing this measuring concept, a deduction to risk-based capital would have been required as of June 30, 1999 if the regulation applied to the Bank. However, even if such deduction was applied, the Bank would still meet their risk-based capital requirement under current regulatory guidelines.

         Presented below, as of June 30, 1999, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits and in accordance with OTS regulations. Such limits have been established with consideration of the dollar impact of various rate changes and the Bank's strong capital position.


         Change in           Board Limit       At June 30,
       Interest Rate       (min NPV ratios)       1999
       (Basis Points)          % Change         %Change
       --------------          --------         -------

           +300                   5.00%          7.78%
           +200                   6.00           8.81
           +100                   6.75           9.62
              0                   6.75          10.11
           -100                   6.75           9.31
           -200                   6.00           8.23
           -300                   5.00           7.50


         Management reviews the OTS measurements on a quarterly basis. In a declining interest rate environment, at June 30, 1998, the Bank's interest rate risk was in excess of the Board's prescribed guidelines. The Bank, in an effort to reduce its present interest rate risk exposure and in order to bring its NPV within Board policy limits, has eliminated and is continuing to eliminate certain investments which have proven to be more interest rate sensitive than is currently acceptable to the Bank. At June 30, 1999, the Bank's interest rate risk was within the Board's prescribed guidelines.

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

Liquidity and Capital Resources

         The OTS requires minimum levels of liquid assets. OTS regulations presently require the Bank to maintain an average daily balance of liquid assets (United States treasury and federal agency securities and other investments having maturities of five years or less) equal to at least 4.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions. Such investments are intended to provide a source of relatively liquid funds upon which the Bank may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Bank has historically maintained its liquidity ratio in excess of that requirement. The Bank's liquidity ratios were 11.5%, 10.4% and 7.1% at June 30, 1999, 1998 and 1997, respectively.

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

         The Company principally uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs. At June 30, 1999, the Company had $1.4 million of loan commitments. The Company anticipates that it will have sufficient funds available to meet outstanding loan commitments. Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Bank's foreseeable short- and long-term liquidity needs.

         Certificates of deposit scheduled to mature in a year or less at June 30, 1999 totaled $18.3 million or 64.8% of the Company's total certificates of deposit. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company. There can be no assurance, however, that the Company can retain all such deposits. At June 30, 1999, the Company had outstanding borrowings of $16.6 million from the FHLB of Des Moines and had the capacity to borrow up to approximately $21.7 million.

         The primary investing activities of the Company include the origination of loans and the purchase of mortgage-backed securities. At June 30, 1999, these assets accounted for over 81.7% of the Company's total assets. Such origination and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, FHLB advances, net income and, to a lesser extent, increases in deposits.

         At June 30, 1999, the Bank had tangible and core capital of $5.8 million, or 6.9% of adjusted total assets, which was approximately $4.5 million and $2.4 million above the minimum requirements of 1.5% and 4.0%, respectively, of the adjusted total assets in effect on that date. At June 30, 1999, the Bank had total risk-based capital of $6.1 million (including $5.8 million in core capital), or 12.6% of risk-weighted assets of $48.4 million. This amount was $2.2 million above the 8% requirement in effect on that date. The Bank is presently in compliance with its regulatory capital requirements.

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

Effect of New Accounting Standards

         Effective July 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, SFAS No. 130 establishes the standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income represents net earnings and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on available-for-sale securities.

         Effective July 1, 1998, the Company adopted SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises the disclosure requirements for pension and other post-retirement benefits plans.

         SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 137, an amendment to SFAS No. 133 will be effective for the Company beginning July 1, 2001. Management is evaluating the impact the adoption of SFAS No. 133 and SFAS No. 137 will have on the Company's consolidated financial statements and expects to adopt SFAS No. 133 and SFAS No. 137 when required.

                          Independent Auditors' Report



     The Board of Directors
     Horizon Financial Services Corporation
     Oskaloosa, Iowa:


     We have audited the accompanying consolidated balance sheets of Horizon Financial Services Corporation and subsidiaries as of June 30, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Financial Services Corporation and subsidiaries as of June 30, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, izzn conformity with generally accepted accounting principles.

                                   /s/KPMG LLP

Des Moines, Iowa
July 28, 1999, except for
note 17, which is as
of August 23, 1999

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             June 30, 1999 and 1998

                                      Assets                            1999               1998
                                                                    ------------       ------------
Cash and cash equivalents ....................................      $  7,917,020          6,366,619
Securities available-for-sale (note 2) .......................        17,096,985         23,921,718
Loans receivable, net (notes 3 and 4) ........................        56,066,399         55,996,418
Real estate (note 5) .........................................           270,779            190,402
Stock in Federal Home Loan Bank, at cost .....................         1,202,500          1,202,500
Office property and equipment, net (note 6) ..................         1,089,053          1,126,516
Accrued interest receivable (note 7) .........................           522,121            683,120
Deferred tax asset (note 10) .................................           254,000            405,541
Income tax receivable (note 10) ..............................           522,699               --
Prepaid expenses and other assets ............................            81,646             53,911
                                                                    ------------       ------------

             Total assets ....................................      $ 85,023,202         89,946,745
                                                                    ============       ============

                       Liabilities and Stockholders' Equity

Deposits (note 8) ............................................      $ 59,576,232         60,144,866
Advances from Federal Home Loan Bank (note 9) ................        16,606,176         20,038,174
Advance payments by borrowers for taxes and insurance ........           399,830            407,050
Accrued income taxes .........................................              --              291,492
Accrued expenses and other liabilities .......................           380,617            577,343
                                                                    ------------       ------------

             Total liabilities ...............................        76,962,855         81,458,925
                                                                    ------------       ------------

                                                                        1999               1998
                                                                    ------------       ------------

Stockholders' equity:
   Preferred stock, $.01 par value; authorized 250,000 shares;
      none issued ............................................              --                 --
   Common stock, $.01 par value; 1,500,000 shares authorized;
      issued and outstanding 1,046,198 shares at 1999 and 1998            10,462             10,462
   Additional paid-in capital ................................         4,996,761          4,894,744
   Retained earnings, substantially restricted (note 12) .....         4,804,455          5,730,257
   Treasury stock, at cost (171,136 and 166,256 shares in 1999
      and 1998, respectively) ................................        (1,229,571)        (1,185,924)
   Unearned employee stock ownership plan shares (note 11) ...           (65,503)          (129,205)
   Unearned recognition and retention plan shares (note 11) ..              --              (11,439)
   Accumulated other comprehensive income - net unrealized
      loss on securities available for sale ..................          (456,257)          (821,075)
                                                                    ------------       ------------

             Total stockholders' equity ......................         8,060,347          8,487,820

Commitments and contingencies (notes 3 and 15)
                                                                    ------------       ------------

             Total liabilities and stockholders' equity ......      $ 85,023,202         89,946,745
                                                                    ============       ============

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Operations

                    Years ended June 30, 1999, 1998, and 1997


                                                                              1999              1998              1997
                                                                          -----------       -----------       -----------
Interest income:
   Loans ...........................................................      $ 4,597,470         4,744,988         4,408,308
   Investment securities available-for-sale ........................        1,339,629         1,699,038         1,331,322
   Other investment income .........................................          255,272           300,494           154,960
                                                                          -----------       -----------       -----------

             Total interest income .................................        6,192,371         6,744,520         5,894,590
                                                                          -----------       -----------       -----------

Interest expense:
   Deposits (note 8) ...............................................        2,636,943         2,763,850         2,682,335
   Advance from Federal Home Loan Bank .............................        1,005,569         1,257,447           719,415
                                                                          -----------       -----------       -----------

             Total interest expense ................................        3,642,512         4,021,297         3,401,750
                                                                          -----------       -----------       -----------

             Net interest income ...................................        2,549,859         2,723,223         2,492,840

Provision for losses on loans (note 4) .............................          138,540            94,000           252,110
                                                                          -----------       -----------       -----------

             Net interest income after provision for losses on loans        2,411,319         2,629,223         2,240,730
                                                                          -----------       -----------       -----------

Noninterest income:
   Fees, service charges and commissions ...........................          497,012           447,871           338,107
   (Loss) gain on sale of securities, net ..........................       (2,038,667)         (166,959)           81,403
   Other ...........................................................            8,573            26,731            18,629
                                                                          -----------       -----------       -----------

             Total noninterest income (loss) .......................       (1,533,082)          307,643           438,139
                                                                          -----------       -----------       -----------


                                                                              1999              1998              1997
                                                                          -----------       -----------       -----------
Noninterest expense:
   Compensation, payroll taxes and employee benefits (note 11) .....        1,210,041         1,237,633         1,051,597
   Advertising .....................................................           71,750            66,850            60,447
   Office property and equipment ...................................          333,336           317,385           319,765
   Federal insurance premiums and special assessments (note 13) ....           44,197            35,816           404,489
   Data processing services ........................................          155,169           117,090           108,337
   Other real estate expense .......................................           35,317            44,777            52,701
   Other ...........................................................          266,798           211,231           257,741
                                                                          -----------       -----------       -----------

             Total noninterest expense .............................        2,116,608         2,030,782         2,255,077
                                                                          -----------       -----------       -----------

             (Loss) earnings before taxes on income (benefit) ......       (1,238,371)          906,084           423,792

Taxes on income (benefit) (note 10) ................................         (466,600)          316,700           145,300
                                                                          -----------       -----------       -----------

             Net (loss) earnings ...................................      $  (771,771)          589,384           278,492
                                                                          ===========       ===========       ===========

Basic (loss) earnings per common share .............................      $     (0.90)             0.71              0.34
                                                                          ===========       ===========       ===========

Diluted (loss) earnings per common share ...........................      $     (0.90)             0.69              0.33
                                                                          ===========       ===========       ===========


See accompanying notes to consolidated financial statements.

                                                     HORIZON FINANCIAL SERVICES
                                                    CORPORATION AND SUBSIDIARIES

                         Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

                                              Years ended June 30, 1999, 1998, and 1997


                                                                              Additional                                  Unearned
                                                     Preferred     Common      paid-in       Retained      Treasury         ESOP
                                                       stock        stock      capital       earnings       stock          shares
                                                    ----------   ----------   ----------    ----------    ----------    ----------
Balance at June 30, 1996 .......................    $     --          5,231    4,752,930     5,157,486    (1,022,921)     (260,303)

Comprehensive income:
     Net earnings ..............................          --           --           --         278,492          --            --
     Unrealized gains (losses) on securities
         available-for-sale ....................          --           --           --            --            --            --
     Less: reclassification adjustment for net
         realized (gains) losses included in net
         income, net of tax ....................          --           --           --            --            --            --
                                                    ----------   ----------   ----------    ----------    ----------    ----------

         Total comprehensive income ............          --           --           --         278,492          --            --
                                                    ----------   ----------   ----------    ----------    ----------    ----------

Dividends declared ($.16 per share)(1) .........          --           --           --        (130,032)         --            --
Treasury stock acquired ........................          --           --           --            --        (337,354)         --
ESOP shares allocated ..........................          --           --           --            --            --          66,505
Stock appreciation of allocated ESOP shares ....          --           --         42,470          --            --            --
Amortization of recognition and retention plan .          --           --           --            --            --            --
                                                    ----------   ----------   ----------    ----------    ----------    ----------

Balance at June 30, 1997 .......................          --          5,231    4,795,400     5,305,946    (1,360,275)     (193,798)

Comprehensive income:
     Net earnings ..............................          --           --           --         589,384          --            --
     Unrealized gains (losses) on securities ...
         available-for-sale ....................          --           --           --            --            --            --
     Less: reclassification adjustment for net
         realized (gains) losses included in net
         income, net of tax ....................          --           --           --            --            --            --
                                                    ----------   ----------   ----------    ----------    ----------    ----------

         Total comprehensive income ............          --           --           --         589,384          --            --
                                                    ----------   ----------   ----------    ----------    ----------    ----------

Dividends declared ($.18 per share) ............          --           --           --        (144,982)         --            --
Two-for-one stock dividend .....................          --          5,231         --          (5,231)         --            --
Stock options exercised ........................          --           --             94       (14,860)      174,351          --
ESOP shares allocated ..........................          --           --           --            --            --          64,593
Stock appreciation of allocated ESOP shares ....          --           --         99,250          --            --            --
Amortization of recognition and retention plan .          --           --           --            --            --            --
                                                    ----------   ----------   ----------    ----------    ----------    ----------

Balance at June 30, 1998 .......................          --         10,462    4,894,744     5,730,257    (1,185,924)     (129,205)

Comprehensive income:
     Net loss ..................................          --           --           --        (771,771)         --            --
     Unrealized gains (losses) on securities ...
         available-for-sale ....................          --           --           --            --            --            --
     Less: reclassification adjustment for net
         realized (gains) losses included in net
         income, net of tax ....................          --           --           --            --            --            --
                                                    ----------   ----------   ----------    ----------    ----------    ----------

         Total comprehensive income ............          --           --           --        (771,771)         --            --
                                                    ----------   ----------   ----------    ----------    ----------    ----------

Dividends declared ($.18 per share) ............          --           --           --        (153,963)         --            --
Treasury stock acquired ........................          --           --           --            --         (44,375)         --
Stock options exercised ........................          --           --           --             (68)          728          --
ESOP shares allocated ..........................          --           --           --            --            --          63,702
Stock appreciation of allocated ESOP shares ....          --           --         89,450          --            --            --
Tax benefit related
     to non-qualified recognition and
     retention plan ............................          --           --         12,567          --            --            --
Amortization of recognition and retention plan .          --           --           --            --            --            --
                                                    ----------   ----------   ----------    ----------    ----------    ----------

Balance at June 30, 1999 .......................    $     --         10,462    4,996,761     4,804,455    (1,229,571)      (65,503)
                                                    ==========   ==========   ==========    ==========    ==========    ==========

                                                      Recognition       Net unrealized
                                                         and            gain (loss) on
                                                       retention     securities available
                                                         plan              for sale             Total
                                                      ----------     --------------------     ----------
Balance at June 30, 1996 .......................         (83,871)          (158,326)           8,390,226

Comprehensive income:
     Net earnings ..............................            --                 --                278,492
     Unrealized gains (losses) on securities
         available-for-sale ....................            --               96,175               96,175
     Less: reclassification adjustment for net
         realized (gains) losses included in net
         income, net of tax ....................            --              (30,037)             (30,037)
                                                      ----------         ----------           ----------

         Total comprehensive income ............            --               66,138              344,630
                                                      ----------         ----------           ----------

Dividends declared ($.16 per share)(1) .........            --                 --               (130,032)
Treasury stock acquired ........................            --                 --               (337,354)
ESOP shares allocated ..........................            --                 --                 66,505
Stock appreciation of allocated ESOP shares ....            --                 --                 42,470
Amortization of recognition and retention plan .          36,216               --                 36,216
                                                      ----------         ----------           ----------

Balance at June 30, 1997 .......................         (47,655)           (92,188)           8,412,661

Comprehensive income:
     Net earnings ..............................            --                 --                589,384
     Unrealized gains (losses) on securities ...                                                    --
         available-for-sale ....................            --             (969,183)            (969,183)
     Less: reclassification adjustment for net
         realized (gains) losses included in net
         income, net of tax ....................            --              240,296              240,296
                                                      ----------         ----------           ----------

         Total comprehensive income ............            --             (728,887)            (139,503)
                                                      ----------         ----------           ----------

Dividends declared ($.18 per share) ............            --                 --               (144,982)
Two-for-one stock dividend .....................            --                 --                   --
Stock options exercised ........................            --                 --                159,585
ESOP shares allocated ..........................            --                 --                 64,593
Stock appreciation of allocated ESOP shares ....            --                 --                 99,250
Amortization of recognition and retention plan .          36,216               --                 36,216
                                                      ----------         ----------           ----------

Balance at June 30, 1998 .......................         (11,439)          (821,075)           8,487,820

Comprehensive income:
     Net loss ..................................            --                 --               (771,771)
     Unrealized gains (losses) on securities ...                                                    --
         available-for-sale ....................            --           (1,061,478)          (1,061,478)
     Less: reclassification adjustment for net
         realized (gains) losses included in net
         income, net of tax ....................            --            1,426,296            1,426,296
                                                      ----------         ----------           ----------

         Total comprehensive income ............            --              364,818             (406,953)
                                                      ----------         ----------           ----------

Dividends declared ($.18 per share) ............            --                 --               (153,963)
Treasury stock acquired ........................            --                 --                (44,375)
Stock options exercised ........................            --                 --                    660
ESOP shares allocated ..........................            --                 --                 63,702
Stock appreciation of allocated ESOP shares ....            --                 --                 89,450
Tax benefit related
     to non-qualified recognition and
     retention plan ............................            --                 --                 12,567
Amortization of recognition and retention plan .          11,439               --                 11,439
                                                      ----------         ----------           ----------

Balance at June 30, 1999 .......................            --             (456,257)           8,060,347
                                                      ==========         ==========           ==========

(1) Restated to reflect the two-for-one stock split effected in the form of a stock dividend on November 10, 1997.

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended June 30, 1999, 1998, and 1997


                                                                                       1999            1998           1997
                                                                                  ------------    ------------    ------------
Cash flows from operating activities:
   Net (loss) earnings ........................................................   $   (771,771)        589,384         278,492
   Adjustments to reconcile net (loss) income to net cash
      provided by operating activities:
        Depreciation ..........................................................        147,461         147,585         163,658
        Amortization of fees, premiums, and accretion of discounts, net .......         (7,636)       (179,225)         23,807
        Provision for losses on loans .........................................        138,540          94,000         252,111
        Loans originated for sale .............................................     (9,047,665)     (6,478,320)       (486,300)
        Proceeds on sales of loans ............................................      8,616,722       6,076,820         349,500
        Amortization of stock compensation plans ..............................        177,158         200,059         145,191
        Loss (gain) on sale of securities .....................................        547,667        (308,041)        (81,403)
        Impairment losses on securities .......................................      1,491,000         475,000            --
        Gain on sale of fixed assets ..........................................         (8,573)           --              --
        Decrease (increase) in accrued interest receivable ....................        160,999        (128,881)        (40,610)
        (Decrease) increase in accrued taxes payable and deferred taxes .......       (877,419)        178,216          43,576
        Other, net ............................................................       (209,838)        271,281         115,687
                                                                                  ------------    ------------    ------------

            Net cash provided by operating activities .........................        356,645         937,878         763,709
                                                                                  ------------    ------------    ------------

Cash flows from investing activities:
   Securities available-for-sale:
      Purchases ...............................................................     (6,413,852)    (23,698,089)    (12,835,616)
      Proceeds from sale ......................................................      6,739,179      18,838,215       4,434,596
      Proceeds from maturity and principal collected ..........................      5,047,962       4,780,581       1,672,003
   Loans to customers, net ....................................................        222,422      (3,495,633)     (3,309,738)
   Proceeds from sale of real estate ..........................................          5,000         360,288          65,233
   Purchase of investment real estate .........................................       (100,000)           --              --
   Purchase of Federal Home Loan Bank stock ...................................           --          (246,900)       (396,800)
   Proceeds from sale of fixed assets .........................................         13,582            --              --
   Purchase of office property and equipment, net .............................       (115,007)       (192,088)       (112,356)
                                                                                  ------------    ------------    ------------

            Net cash provided by (used in) investing activities ...............      5,399,286      (3,653,626)    (10,482,678)
                                                                                  ------------    ------------    ------------

Cash flows from financing activities:
   Increase in customer deposit accounts, net .................................       (568,634)      2,503,494       2,882,405
   (Decrease) increase in advance payments by borrowers for taxes and insurance         (7,220)          6,387          14,391
   Proceeds from advances from Federal Home Loan Bank .........................      6,650,000      27,000,000      15,000,000
   Principal payments on advances from Federal Home Loan Bank .................    (10,081,998)    (26,063,359)     (5,559,738)
   Payment of dividends .......................................................       (153,963)       (144,982)       (130,031)
   Exercise of stock options ..................................................            660         159,585            --
   Treasury stock acquired ....................................................        (44,375)           --          (337,354)
                                                                                  ------------    ------------    ------------

            Net cash (used in) provided by financing activities ...............     (4,205,530)      3,461,125      11,869,673
                                                                                  ------------    ------------    ------------

            Net increase in cash and cash equivalents .........................      1,550,401         745,377       2,150,704

Cash and cash equivalents at beginning of year ................................      6,366,619       5,621,242       3,470,538
                                                                                  ------------    ------------    ------------

Cash and cash equivalents at end of year ......................................   $  7,917,020       6,366,619       5,621,242
                                                                                  ============    ============    ============

Supplemental disclosures of cash flow information:
   Cash paid for interest .....................................................   $  3,752,446       3,794,411       3,336,641
   Cash paid for taxes ........................................................        415,750          91,102         134,941
   Transfers of loans to real estate acquired through foreclosures ............           --              --           105,330
                                                                                  ============    ============    ============


See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

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

        Regulatory Capital

        The Bank is required by the Office of Thrift Supervision (OTS) to maintain prescribed levels of regulatory capital. At June 30, 1999, the requirements were met, and management anticipates meeting the requirements at June 30, 2000.

        Cash and Cash Equivalents

        For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents include interest-earning deposits of $5,000,000 and $3,581,000 at June 30, 1999 and 1998, respectively.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

        Earnings Per Share

        Basic earnings per share, pursuant to Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, is determined using net income and weighted average common shares outstanding, decreased by unearned employee stock ownership plan (ESOP) shares. Diluted earnings per share, as defined by SFAS No. 128 is computed by dividing net income by the weighted average common shares, decreased by unearned ESOP shares and increased by assumed incremental common shares issued. All earnings per share data has been restated to reflect the two-for-one stock split effected in the form of a stock dividend on November 10, 1997. Amounts used in the determination of basic and diluted earnings per share for the years ended June 30, 1999, 1998, and 1997 are shown in table below.

                                                1999        1998         1997
                                             ---------    ---------    ---------
Net (loss) earnings ......................   $(771,771)     589,384      278,492
                                             =========    =========    =========

Weighted average common shares outstanding     879,151      862,720      863,442
Less - unearned ESOP shares ..............     (18,768)     (31,279)     (44,502)
                                             ---------    ---------    ---------

             Weighted average common
               shares - basic ............     860,383      831,441      818,940

Assumed incremental common shares issued
   upon exercise of stock options ........        --         29,425       24,410
                                             ---------    ---------    ---------

             Weighted average common
               shares - diluted ..........     860,383      860,866      843,350
                                             =========    =========    =========

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

        Securities available-for-sale are recorded at fair value. The aggregate unrealized gains or losses, net of the effect of taxes on income, are recorded as a separate component of other comprehensive income until realized. Discounts and premiums are accreted and amortized, respectively, over the term of the security except for mortgage-backed and related securities and stripped mortgage-backed securities which are accreted and amortized over the period of estimated cash flows using the interest method. Actual prepayment experience on mortgage-backed and related securities and stripped mortgage-backed securities is periodically reviewed, and the timing of accretion or amortization is adjusted accordingly.

        Gain or loss on sale is recognized in the statements of operations using the specific identification method.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

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

        Real Estate

        Investment in real estate represents a limited partnership interest in a low income housing apartment complex, and a 50% partnership interest in a retail mall. The investments are carried at cost, adjusted for earnings and losses of the limited partnerships.

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

                             June 30, 1999 and 1998

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

        Stock Option Plan

        The Company  has  adopted  the  provisions  of  Statement  of  Financial
        Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provide pro forma net earnings and pro forma net earnings per common share disclosures for employee stock option grants made subsequent to the adoption date as if the fair-value-based method defined in SFAS No. 123 had been applied. APB Opinion No. 25 requires compensation expense to be recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price. The Company has made no option grants since the adoption of SFAS No. 123.

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

                             June 30, 1999 and 1998

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

        Effect of New Accounting Standards

        Effective July 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes the standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income represents net earnings and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on available-for-sale securities.

        Effective July 1, 1998, the Company adopted SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises the disclosure requirements for pension and other postretirement benefit plans.

        SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 137, an amendment to SFAS No. 133 will be effective for the Company beginning July 1, 2001. Management is evaluating the impact the adoption of SFAS No. 133 and SFAS No. 137 will have on the Company's consolidated financial statements and expects to adopt SFAS No. 133 and SFAS No. 137 when required.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

  (2)   Securities Available-for-sale

        Securities available-for-sale at June 30, 1999 and 1998 were as follows:

                                                                                       Gross             Gross
                                                                   Amortized         unrealized        unrealized           Fair
                  Description                                         cost             gains             losses             value
-------------------------------------------------------------      -----------       -----------       -----------       -----------
1999:
   FHLB bonds - due beyond one year,
      but within ten years .................................       $   500,000              --              56,250           443,750
   FHLB bonds - due beyond five years,
      but within ten years .................................           500,000              --             100,000           400,000
   Small Business Administration guaranteed
      loan participation certificates ......................           731,356             7,336              --             738,692
   Mortgage-backed and related securities:
      Mortgage-backed securities ...........................         1,774,515              --              42,370         1,732,145
      Collateralized mortgage obligations ..................        10,807,364            87,223           193,564        10,701,023
   Mutual funds ............................................         1,127,365              --               2,216         1,125,149
   Equity securities .......................................         1,133,606             6,550           138,103         1,002,053
                                                                   -----------       -----------       -----------       -----------

                                                                    16,574,206           101,109           532,503        16,142,812

   Stripped mortgage-backed securities:
      Principal only .......................................             8,478              --               4,041             4,437
      Interest only ........................................         1,246,544              --             296,808           949,736
                                                                   -----------       -----------       -----------       -----------

                                                                   $17,829,228           101,109           833,352        17,096,985
                                                                   ===========       ===========       ===========       ===========

1998:
   FHLB bonds - due beyond five years,
      but within ten years .................................       $ 1,000,000              --             131,250           868,750
   Small Business Administration guaranteed
      loan participation certificates ......................           955,787            16,679              --             972,466
   Mortgage-backed and related securities:
      Mortgage-backed securities ...........................           672,987              --               5,920           667,067
      Collateralized mortgage obligations ..................        11,624,160           101,948             3,089        11,723,019
   Mutual funds ............................................         1,000,000              --                --           1,000,000
   Equity securities .......................................         1,430,056            82,300            83,969         1,428,387
                                                                   -----------       -----------       -----------       -----------

                                                                    16,682,990           200,927           224,228        16,659,689

   Stripped mortgage-backed securities:
      Principal only .......................................            10,823              --               4,754             6,069
      Interest only ........................................         8,537,520            13,807         1,295,367         7,255,960
                                                                   -----------       -----------       -----------       -----------

                                                                   $25,231,333           214,734         1,524,349        23,921,718
                                                                   ===========       ===========       ===========       ===========

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

        Sales of securities available-for-sale resulted in the following for the three years ended June 30:

                                         1999            1998            1997
                                      ----------      ----------      ----------

Proceeds .......................      $6,739,179      18,838,215       4,434,596
Gross realized gains ...........         166,347         330,031          87,499
Gross realized losses ..........         714,014          21,990           6,096
                                      ==========      ==========      ==========

        During 1999 and 1998, the Company recognized write downs of $1,491,000 and $475,000, respectively, on interest only strip mortgage-backed securities resulting from a decline in fair value that was judged to be other than temporary.

        The Company has investments in certain securities which are classified as high risk and are found within the caption Interest Only Stripped Mortgage-backed Securities and Collateralized Mortgage Obligations.

        At June 30, 1999, certain securities available-for-sale with a fair value of approximately $8,349,000 were pledged as collateral for public funds deposits.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

  (3)   Loans Receivable

        At June 30, 1999 and 1998, loans receivable consisted of the following:

                                                        1999             1998
                                                    -----------      -----------
Residential real estate loans:
   One-to-four-family ........................      $34,428,507       33,728,158
   One-to four-family held for sale ..........          969,243          538,300
   Multifamily ...............................        1,338,804        1,112,894
   Construction ..............................          151,809        1,999,818
                                                    -----------      -----------

                                                     36,888,363       37,379,170

Commercial real estate loans .................        5,427,615        4,471,829
                                                    -----------      -----------

             Total real estate ...............       42,315,978       41,850,999
                                                    -----------      -----------

Consumer loans:
   Automobile ................................        3,990,454        3,840,944
   Home improvement ..........................        1,047,558        3,150,311
   Deposit accounts ..........................          148,990          178,883
   Other .....................................        2,098,553        2,319,831
                                                    -----------      -----------

             Total consumer ..................        7,285,555        9,489,969
                                                    -----------      -----------

Commercial business loans ....................        6,871,944        5,682,429
                                                    -----------      -----------

                                                     56,473,477       57,023,397

Less:
   Loans in process ..........................             --            597,825
   Deferred fees and discounts ...............           64,088           80,681
   Allowance for losses on loans .............          342,990          348,473
                                                    -----------      -----------

                                                    $56,066,399       55,996,418
                                                    ===========      ===========


        At June 30, 1999, the Bank had committed to originate $1,440,460 of fixed and variable rate loans. In addition, the Bank had customers with unused lines of credit totaling $1,510,000 at June 30, 1999.

        At June 30, 1999 and 1998, the Bank had nonaccrual loans of $1,161,000 and $922,000, respectively. The allowance for losses on loans related to these impaired loans was approximately $97,000 and $90,000, respectively. The average balances of such loans for the years ended June 30, 1999, 1998, and 1997, were $1,192,000, $745,000, and $523,000, respectively. For the years ended June 30, 1999, 1998, and 1997, interest income which would have been recorded under the original terms of such loans was approximately $133,853, $96,000, and $57,000, respectively, and interest income actually recorded amounted to approximately $72,000, $48,000, and $37,000, respectively.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

        Loan customers of the Bank include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Changes in loans outstanding to executive officers and directors for the years ended June 30, 1999 and 1998 were as follows:

                                                       1999             1998
                                                    ---------         ---------

Balance at beginning of year ...............        $ 285,074           192,106
Advances ...................................             --             111,000
Repayments .................................         (211,176)          (18,032)
                                                    ---------         ---------

Balance at end of year .....................        $  73,898           285,074
                                                    =========         =========

(4)     Allowance for Losses on Loans

        Following is a summary of the allowance for losses on loans for the three years ending June 30, 1999:

                                           1999           1998           1997
                                        ---------      ---------      ---------

Balance at beginning of year ......     $ 348,474        348,028        317,645
Provision for losses ..............       138,540         94,000        252,111
Charge-offs .......................      (168,549)       (96,388)      (226,701)
Recoveries ........................        24,525          2,834          4,973
                                        ---------      ---------      ---------

Balance at end of year ............     $ 342,990        348,474        348,028
                                        =========      =========      =========

(5)     Real Estate

        Following is a summary of real estate as of June 30, 1999 and 1998:

                                                           1999           1998
                                                         --------       --------

Real estate acquired through foreclosure .........       $   --             --
Real estate acquired for investment ..............        270,779        190,402
                                                         --------       --------

                                                         $270,779        190,402
                                                         ========       ========

        There were no allowances for losses on real estate for the years ended June 30, 1999, 1998, and 1997, respectively.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

  (6)   Office Property and Equipment

        At June 30, 1999 and 1998, the cost and accumulated depreciation of office property and equipment were as follows:

                                                         1999           1998
                                                     ----------       ----------

Land .........................................       $  216,595          216,595
Office buildings .............................        1,092,164        1,106,698
Furniture, fixtures and equipment ............        1,154,698        1,098,418
Automobile ...................................           18,883           20,363
                                                     ----------       ----------

                                                      2,482,340        2,442,074

Less accumulated depreciation ................        1,393,287        1,315,558
                                                     ----------       ----------

                                                     $1,089,053        1,126,516
                                                     ==========       ==========

(7)     Accrued Interest Receivable

        At June 30, 1999 and 1998, accrued interest receivable consisted of the following:

                                                         1999             1998
                                                       --------         --------

Loans receivable .............................         $433,651          498,063
Securities available-for-sale ................           88,470          185,057
                                                       --------         --------

                                                       $522,121          683,120
                                                       ========         ========

(8)     Deposits

        Deposit account balances at June 30, 1999 and 1998 are summarized as follows:

                                                       1999               1998
                                                  -----------        -----------

Balance by account type:
   Savings ...............................        $23,442,674         18,275,661
   Money market ..........................            462,859            598,734
   Demand and NOW ........................          7,366,239          6,453,159
   Certificates of deposit ...............         28,304,460         34,817,312
                                                  -----------        -----------

                                                  $59,576,232         60,144,866
                                                  ===========        ===========

        The  aggregate   amount  of  certificates  of  deposit  with  a  minimum
        denomination of $100,000 was approximately $2,188,000 and $5,994,000 at June 30, 1999 and 1998, respectively.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

        At June 30, 1999, scheduled maturities of certificates of deposit were as follows:

                             2000                $18,349,723
                             2001                  6,799,876
                             2002                  2,080,352
                             2003                    570,277
                      2004 and thereafter            504,232
                                                 -----------

                                                 $28,304,460
                                                 ===========

        Interest expense on deposits is summarized as follows:


                                                 Years ended June 30,
                                      ------------------------------------------
                                         1999            1998             1997
                                      ----------      ----------      ----------

Savings ........................      $  950,097         742,894         701,023
Money market ...................          12,745          17,843          22,275
Demand and NOW .................         131,810         104,480          93,254
Certificates of deposit ........       1,542,291       1,898,633       1,865,783
                                      ----------      ----------      ----------

                                      $2,636,943       2,763,850       2,682,335
                                      ==========      ==========      ==========

        At June 30, 1999 and 1998, accrued interest payable on deposits totaled $248,686 and $355,860, respectively.

  (9)   Advances from FHLB

        Advances from FHLB at June 30, 1999 and 1998, were as follows:

                                                     1999                                1998
                                       ----------------------------------   -------------------------------
                                                          Weighted-                           Weighted-
                                                           average                             average
                                          Amount            rates              Amount           rates
                                       --------------   --------------      --------------  ---------------
Advance maturity:
   Within one year:
      Variable                       $        --              --             $ 6,000,000        various
      Fixed                              870,712             5.50%               937,912          5.90%
   Beyond one year, but within
      five years - Fixed               1,100,263             4.93                100,262          5.80
   Beyond five years, but within
      ten years - Fixed               14,200,000             5.02             13,000,000          5.03
   Beyond ten years, but within
      fifteen years - Fixed              435,201             5.50                     --            --
                                     ------------                            ------------

                                     $16,606,176                             $20,038,174
                                     ============                            ============

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

        Advances from FHLB are secured by stock in FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 130% of outstanding advances. Variable rate advances are based on LIBOR.

 (10)   Taxes on Income

        Taxes on income for the years ended June 30, 1999, 1998, and 1997, were as follows:

                           1999                               1998                             1997
             ----------------------------------  -------------------------------  -------------------------------
              Federal     State       Total      Federal     State      Total     Federal     State      Total
             ----------  ---------  -----------  ---------  --------- ----------  ---------  --------- ----------
Current      $(437,600)   (92,000)    (529,600)   229,700     65,000    294,700    121,300     24,000    145,300
Deferred        49,000     14,000       63,000     19,000      3,000     22,000         --         --         --
             ----------  ---------  -----------  ---------  --------- ----------  ---------  --------- ----------

             $(388,600)   (78,000)    (466,600)   248,700     68,000    316,700    121,300     24,000    145,300
             ==========  =========  ===========  =========  ========= ==========  =========  ========= ==========

        Taxes on income differ from the amounts computed by applying the federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:

                                                    Years ended June 30,
                                               ------------------------------
                                                 1999       1998       1997
                                               --------   --------   --------
Federal income tax rate ....................     (34.0%)      34.0       34.0
Items affecting federal income tax rate:
   State tax, net of federal benefit .......       (4.2)       4.9        3.7
   Low income housing tax credits ..........       (3.4)      (4.6)      (9.9)
   Other, net ..............................        3.9        0.7        6.5
                                               --------   --------   --------

                                                 (37.7%)      35.0       34.3
                                               ========   ========   ========

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1999 and 1998 are presented below:

                                                             1999         1998
                                                           --------     --------

Deferred tax assets:
   Accrued expenses not deducted .....................     $ 30,000       37,000
   Unrealized losses on securities
      available-for-sale .............................      274,000      489,000
   State net operating loss ..........................       13,000        6,000
   Loan loss allowance ...............................       66,000        1,000
   Other, net ........................................         --          9,000
                                                           --------     --------

             Total gross deferred tax assets .........      383,000      542,000
                                                           --------     --------

Deferred tax liabilities:
   FHLB stock dividends ..............................       57,000       57,000
   Accrued interest receivable not taxed .............        3,000        8,000
   Deferred loan fees ................................       69,000       71,000
   Loan loss allowance ...............................         --           --
                                                           --------     --------

             Total gross deferred tax liabilities ....      129,000      136,000
                                                           --------     --------

             Net deferred tax assets .................     $254,000      406,000
                                                           ========     ========

        There was no valuation allowance for deferred tax assets during the years ended June 30, 1999, 1998, and 1997.

        Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences.

 (11)   Employee Benefits

        Pension Plan

        The Bank has a noncontributory, nontrusteed pension plan for all eligible employees. The plan's assets include bonds, stocks, commercial and residential mortgages and cash. The Bank's policy is to fund benefit cost accrued.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

        The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements at June 30, 1999 and 1998:

                                                         1999           1998
                                                     -----------    -----------

Change in Benefit Obligaiton:
   Benefit Obligation at Beginning of Year .......   $ 1,044,684        981,480
   Service Cost ..................................        67,394         61,554
   Interest Cost .................................        65,293         59,256
   Actuarial (Gain)/Loss .........................       211,129        (22,287)
   Benefits Paid .................................          --          (35,319)
                                                     -----------    -----------

   Benefit Obligation at End of Year .............   $ 1,388,500      1,044,684
                                                     ===========    ===========

Change in Plan Assets:
   Fair Value of Plan Assets at Beginning of Year    $ 1,048,560        829,431
   Actual Return on Plan Assets ..................        49,309        179,902
   Employer Contributions ........................        91,409         74,546
   Benefits Paid .................................          --          (35,319)
                                                     -----------    -----------

   Fair Value of Plan Assets and End of Year .....   $ 1,189,278      1,048,560
                                                     ===========    ===========

Reconciliation of Funded Status:
   Funded Status (Underfunded)/Overfunded ........   $  (199,222)         3,876
   Unrecognized Net Actuarial (Gain)/Loss ........       161,153        (84,836)
   Unrecognized Transition (Asset)/Obligation ....       (14,825)       (16,586)
                                                     -----------    -----------

   Accrued Benefit Cost ..........................   $   (52,894)       (97,546)
                                                     ===========    ===========

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

        The Net Periodic Benefit Cost for the years ending June 30, 1999, 1998, and 1997 includes the following components:

                                                          Years ended June 30,
                                                   --------------------------------
                                                     1999        1998         1997
                                                   --------    --------    --------
Components of Net Periodic Benefit Cost:
   Service Cost ................................   $ 67,394      61,554      55,038
   Interest Cost ...............................     65,293      59,256      54,529
   Expected Return on Plan Assets ..............    (84,169)    (63,749)    (50,232)
   Amortization of Transition (Asset)/Obligation     (1,761)     (1,761)     (1,761)
                                                   --------    --------    --------

             Net Periodic Benefit Cost .........   $ 46,757      55,300      57,574
                                                   ========    ========    ========

                                                       1999              1998
                                                       ----              ----

Discount Rate                                         5.75%             6.25%

Expected Long Term Rate of Return                     8.25%             7.75%

Weighted Average Rate of Compensation Increase        5.09%             5.13%

Amortization Method                              Straight-Line     Straight-Line

        ESOP Plan

        All employees meeting age and service requirements are eligible to participate in an ESOP established in June 1994. Contributions made by the Bank to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. The ESOP purchased 80,962 shares (restated for two-for-one stock dividend) in the Bank's conversion and is accounted for under Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). At June 30, 1999 and 1998, 66,168 and 56,197 shares, respectively, were committed to be released, and the fair value of the 11,498 and 23,251 unearned shares was approximately $96,000 and $360,000. ESOP expense was $153,154, $163,843, and $108,973 for the years ended June 30, 1999,
        1998, and 1997, respectively.

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

        Changes in options outstanding and exercisable during 1999 and 1998, were as follows:

                         Exercisable        Outstanding        Option price
                           options            options           per share
                       -----------------  -----------------  -----------------

June 30, 1997 ....               44,425             74,042   $ 5.50 - 6.06

Vested ...........               14,809                 --     5.50 - 6.06
Exercised ........              (28,862)           (28,862)    5.50 - 6.06
                       -----------------  -----------------  -----------------

June 30, 1998 ....               30,372             45,180     5.50 - 6.06

Vested ...........               14,808                 --      5.50-6.06
Exercised ........                 (120)              (120)        5.50
                       -----------------  -----------------  -----------------

June 30, 1999 ....               45,060             45,060   $  5.50-6.06
                       =================  =================  =================

        Recognition and Retention Plan

        In 1995, the Company established a recognition and retention plan (RRP) for certain executive officers and directors. The Company authorized the RRP to award shares equal to approximately 4% of the shares of common stock of the Company. The employees become vested in the shares of stock over a five-year period. RRP expense for the years ended June 30, 1999, 1998, and 1997, was $11,439, $36,216, and $36,216, respectively.

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

        The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. FDICIA requires depository institutions to maintain a tangible equity ratio of 2%. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions and other changes in the legal and regulatory environment for such institutions. The Bank met the regulatory capital requirements at June 30, 1999 and 1998.

        The Bank met all regulatory capital requirements at June 30, 1999 and 1998.

        The Bank's actual and required capital amounts and ratios as of June 30, 1999 were as follows:

                                                                                                To be well
                                                                      For capital           capitalized under
                                                                       adequacy             prompt corrective
                                               Actual                  purposes             action provisions
                                         --------------------     --------------------     ---------------------
                                           Amount     Ratio         Amount     Ratio         Amount      Ratio
                                         -----------  -------     -----------  -------     ------------ --------
Tangible capital (to tangible assets)   $ 5,773,000     6.9%     $  1,664,000    2.0%      $       --      0.0%
Leverage/equity (core) capital
   (to adjusted tangible assets)          5,773,000     7.0         3,329,000    4.0        4,161,000      5.0
Tier I risk-based capital
   (to risk-weighted assets)              5,773,000    11.9         1,934,000    4.0        2,901,000      6.0
Risk-based (total) capital
   (to risk-weighted assets)              6,089,000    12.6         3,868,000    8.0        4,835,000     10.0
                                         ===========  =====       ===========  =======     ============ ========

        At June 30, 1999 and 1998, the Bank had federal income tax bad debt reserves of approximately $1,263,000 which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at June 30, 1999 and 1998 were substantially restricted because of the effect of these income tax bad debt reserves.

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

                             June 30, 1999 and 1998

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

 (14)   Fair Value of Financial Instruments

        The estimated fair values of the Company's financial instruments as of June 30, 1999 and 1998 were as follows:

                                                    June 30, 1999                     June 30, 1998
                                            -------------------------------  --------------------------------
                                              Recorded           Fair           Recorded           Fair
                                               amount           value            amount           value
                                            --------------  ---------------  ---------------  ---------------
Financial assets:
   Cash and cash equivalents                $   7,917,020        7,917,020        6,366,619        6,366,619
   Securities available-for-sale               17,096,985       17,096,985       23,921,718       23,921,718
   Loans                                       56,066,399       56,361,401       55,996,418       56,560,330
   FHLB stock                                   1,202,500        1,202,500        1,202,500        1,202,500
   Accrued interest receivable                    522,121          522,121          683,120          683,120
Financial liabilities:
   Deposits                                    59,576,232       59,673,754       60,144,866       60,486,010
   FHLB advances                               16,606,176       15,350,823       20,038,174       20,142,145
   Advance payments by borrowers
      for taxes and insurance                     399,830          399,830          407,050          407,050
   Accrued interest payable                       380,617          380,617          355,860          355,860
                                            ==============  ===============  ===============  ===============
                                                              Unrealized                        Unrealized
                                              Notional          gains           Notional          gains
                                                value          (losses)          value           (losses)
                                            --------------  ---------------  ---------------  ---------------
Off balance sheet assets:
   Commitments to extend credit             $   1,440,460               --          690,000               --
   Unused lines of credit                       1,510,000               --          870,000               --
                                            ==============  ===============  ===============  ===============

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

                             June 30, 1999 and 1998

(16) Horizon Financial Services Corporation (Parent Company Only) Financial Information

        The Parent Company's principal asset is its 100% ownership of the Bank and the Bank's subsidiary. The following are the condensed financial statements for the Parent Company:

                          Condensed Balance Sheets

                                                       1999             1998
                                                   -----------      -----------
Cash and cash equivalents ....................     $   409,472          375,000
Securities available-for-sale ................         745,803        1,395,421
Loans receivable, net ........................       1,052,717          439,207
Loans receivable from subsidiary .............          65,503          129,205
Investment in subsidiary .....................       5,417,889        5,765,898
Real estate ..................................         270,779          190,402
Interest receivable ..........................          19,623           18,185
Deferred taxes ...............................          64,100           21,375
Income tax receivable ........................          14,461          154,000
                                                   -----------      -----------

             Total assets ....................     $ 8,060,347        8,488,693
                                                   ===========      ===========

Accrued expenses and other liabilities .......     $      --                873
Common stock .................................          10,462           10,462
Additional paid-in capital ...................       4,996,761        4,894,744
Retained earnings ............................       4,804,455        5,730,257
Treasury stock, at cost ......................      (1,229,571)      (1,185,924)
Unearned ESOP shares .........................         (65,503)        (129,205)
Unearned RRP shares ..........................            --            (11,439)
Accumulated other comprehensive
   income - net unrealized loss
   on securities available for sale ..........        (456,257)        (821,075)
                                                   -----------      -----------

             Total liabilities and equity ....     $ 8,060,347        8,488,693
                                                   ===========      ===========

                           Condensed Statements of Operations

                                                 1999         1998         1997
                                              ---------    ---------    ---------

Interest income ...........................   $  79,472      123,091      177,996
Equity in (losses) earnings of subsidiaries    (634,347)     814,876      230,579
Other income (expense) ....................    (131,105)    (334,958)      27,053
Other expenses ............................    (180,091)    (187,314)    (150,136)
                                              ---------    ---------    ---------

             Net earnings before tax ......    (866,071)     415,695      285,492

Income tax (benefit) expense ..............     (94,300)    (173,689)       7,000
                                              ---------    ---------    ---------

             Net (loss) earnings ..........   $(771,771)     589,384      278,492
                                              =========    =========    =========

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

                                    Condensed Statements of Cash Flows

                                                              1999           1998           1997
                                                          -----------    -----------    -----------
Operating activities:
   Net (loss) earnings ................................   $  (771,771)       589,384        278,492
   Equity in losses (earnings) of subsidiary ..........       634,347       (814,876)      (230,579)
   Other, net .........................................       370,614        288,588         29,809
                                                          -----------    -----------    -----------

             Net cash provided by operating activities        233,190         63,096         77,722
                                                          -----------    -----------    -----------

Investing activities:
   Proceeds from sale of securities available-for-sale      1,844,763      2,647,147        272,962
   Purchase of securities available-for-sale ..........    (1,510,444)    (3,445,162)      (577,106)
   Principal collected on securities available-for-sale        88,340        599,306           --
   Purchase of real estate ............................      (100,000)          --             --
   Proceeds from the sale of real estate ..............          --             --           65,233
   Loans receivable, net ..............................      (549,808)      (282,449)        60,505
                                                          -----------    -----------    -----------

              Net cash used in investing activities ...      (227,149)      (481,158)      (178,406)
                                                          -----------    -----------    -----------

Financing activities:
   Dividends from subsidiary ..........................       226,109        588,767        750,000
   Treasury stock acquired ............................       (44,375)          --         (337,354)
   Exercise of stock options ..........................           660        159,585           --
   Dividends paid .....................................      (153,963)      (144,982)      (130,032)
                                                          -----------    -----------    -----------

             Net cash provided by
               financing activities ...................        28,431        603,370        282,614
                                                          -----------    -----------    -----------

             Net increase in cash and
               cash equivalents .......................        34,472        185,308        181,930

Cash and cash equivalents at beginning of year ........       375,000        189,692          7,762
                                                          -----------    -----------    -----------

Cash and cash equivalents at end of year ..............   $   409,472        375,000        189,692
                                                          ===========    ===========    ===========

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 1999 and 1998

(17)     Subsequent Event

        On August 23, 1999, the Bank entered into a supervisory agreement with the Office of Thrift Supervision (OTS) which requires certain actions by the Bank including

        o Implementing   procedures  to  improve   credit   administration   and
          documentation;

        o Disposal of the Bank's investments classified by the OTS as high risk and reducing the level of the Bank's interest rate risk;

        o Obtaining prior approval of the OTS for payment of dividends.

        Management is proceeding with the required actions and does not believe these actions will have a material effect on the financial position or results of operations of the company.

                     HORIZON FINANCIAL SERVICES CORPORATION
                             STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m. local time, on October 28, 1999, at the main office of Horizon Federal Savings Bank, 301 First Avenue East, Oskaloosa, Iowa.


STOCK LISTING

Horizon Financial Services Corporation common stock is traded on the Nasdaq SmallCap Market under the symbol "HZFS."


PRICE RANGE OF COMMON STOCK

The high and low bid quotations for the common stock as reported on the Nasdaq Stock Market, as well as dividends declared per share, is reflected in the table below. The information set forth in the table below was provided by the Nasdaq Stock Market. Such information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                           FISCAL 1999
                             -------------------------------------
                               HIGH         LOW          DIVIDENDS

First Quarter                $16.750      $14.875          $.045
Second Quarter                15.750       12.500           .045
Third Quarter                 12.750       10.000           .045
Fourth Quarter                10.250        7.000           .045


                                           FISCAL 1998 (1)
                             -------------------------------------
                               HIGH         LOW          DIVIDENDS

First Quarter               $10.000      $  9.250         $ .040
Second Quarter               14.500        10.375           .045
Third Quarter                16.750        12.125           .045
Fourth Quarter               16.875        15.500           .045

----------------------------

(1) Restated to reflect the 2-for-1 stock split paid in the form of a 100% stock dividend by the Company on November 10, 1997.


Cash dividend payout is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, the payment will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the Bank's ability to pay dividends to the Company. The Company relies significantly upon such dividends originating from the Bank to accumulate earnings for payment of cash dividends to its stockholders. See Notes 12 and 17 to the Notes to Consolidated Financial Statements for a discussion of restrictions on the Bank's ability to pay dividends.

At September 15, 1999, there were 875,062 shares of Horizon  Financial  Services
Corporation   common  stock  issued  and  outstanding  and   approximately   160
stockholders of record.

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


HORIZON FINANCIAL SERVICES CORPORATION EXECUTIVE OFFICERS

Robert W. DeCook
  President and Chief Executive Officer

Thomas L. Gillespie
  Vice President

Sharon K. McCrea
  Treasurer and Chief Financial Officer


INDEPENDENT AUDITORS

KPMG LLP
2500 Ruan Center
Des Moines, Iowa  50309

CORPORATE COUNSEL

McCoy, Faulkner & Broerman
216 South First Street
Oskaloosa, Iowa  52577

SPECIAL COUNSEL

Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Seventh Floor
Washington, D.C.  20005