Form 10KSB, Exhibit 13
period 2000-06-30
HORIZON FINANCIAL SERVICES CORP
filed 2000-09-28
CIK 920600

--------------------------------------------------------------------------------


2000 ANNUAL REPORT

--------------------------------------------------------------------------------





[LOGO]




                           HORIZON FINANCIAL SERVICES
                                   CORPORATION

TABLE OF CONTENTS



         President's Letter to Shareholders................................. 1
         Selected Consolidated Financial Information........................ 2
         Management's Discussion and Analysis of Financial
           Condition and Results of Operation............................... 4
         Consolidated Financial Statements..................................16
         Stockholder Information............................................40
         Corporate Information..............................................41





                          Annual Report on Form 10-KSB

A copy of Horizon Financial Services Corporation's Annual Report on Form 10-KSB for the year ended June 30, 2000, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. DeCook, President and Chief Executive Officer, Horizon Financial Services Corporation, 301 First Avenue East, Oskaloosa, Iowa, (515) 673-8328.

                         [HORIZON FINANCIAL LETTERHEAD]
                                                             September 22, 2000



Dear Stockholder:

I am pleased to report to you that the Company's fiscal year ended June 30, 2000, was again one of profitability. Net earnings for the year were $486,000, representing a return on average assets of .58%. Net interest income, the Company's core earnings, for fiscal 2000, was $2.7 million. Net interest income after provision for losses on loans in fiscal 2000 was $2.6 million, an increase of $216,000 or 8.9% from fiscal 1999.

Total assets decreased by $1.9 million, a decrease of 2.3%. Loans receivable increased by $6.35 million as residential real estate and commercial real estate loans increased. The Company's average interest rate spread, the difference between the yield earned on interest earning assets and the rates paid on interest bearing liabilities, was 3.06%, and its net interest margin was 3.40%.

The Company repurchased 1.4% of its common stock, or 12,100 shares, during fiscal 2000 and is currently engaged in the repurchase of an additional 4.9%, or 42,198 shares. To date, the Company has repurchased 17,600 shares under its current repurchase program. The shares repurchased during fiscal 2000 were made at an average price of $6.99, or 73.0% of book value at June 30, 2000. Management believes this to be an excellent investment and a prudent use of the Company's excess capital.

Your Board and management are committed to continue building value in Horizon Financial. We will also continue to be an organization which builds family financial relationships and demonstrates commitment to our customers and to the communities we serve.

On behalf of all of us at Horizon Financial and Horizon Federal, we thank you for your support of and your investment in Horizon Financial.

Yours very truly,


/s/Robert W. DeCook
-------------------
Robert W. DeCook
President and Chief Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                             At June 30,
                                                 ----------------------------------------------------------------------

                                                       2000          1999         1998         1997           1996
                                                 ----------------------------------------------------------------------
                                                                           (In Thousands)
Selected Financial Condition Data:
---------------------------------
Total assets.....................................      $83,184       $85,023     $89,947      $85,969        $73,464
Cash and cash equivalents........................        1,981         7,917       6,367        5,621          3,471
Securities available-for-sale....................       15,670        17,097      23,922       24,942         18,049
Loans receivable, net............................       62,417        56,066      55,996       52,193         49,104
Deposits.........................................       64,761        59,576      60,145       57,641         54,759
Advances from FHLB...............................        9,014        16,606      20,038       19,102          9,661
Stockholders' equity.............................        8,266         8,060       8,488        8,412          8,390



                                                                          Year Ended June 30,
                                                   --------------------------------------------------------------------

                                                         2000          1999         1998(1)      1997(1)     1996(1)
                                                   --------------------------------------------------------------------

                                                                 (In Thousands, Except Per Share Data)
Selected Operations Data:
------------------------
Total interest income..............................       $6,171        $6,192        $6,744     $5,895       $5,454
Total interest expense.............................        3,448         3,642         4,021      3,402        3,144
                                                         -------       -------        ------     ------       ------
  Net interest income..............................        2,723         2,550         2,723      2,493        2,310
Provision for losses on loans......................           96           139            94        252          328
                                                       ---------      --------      --------    -------      -------
Net interest income after
 provision for losses on loans.....................        2,627         2,411         2,629      2,241        1,982
Noninterest income
  Fees, commissions and service charges............          470           497           448        338          345
  Gain (loss) on sale of securities, net...........         (234)       (2,038)         (167)        81           39
  Other noninterest income.........................          ---             8            27         19           94
                                                      ----------     ---------       -------    -------      -------
Total noninterest income...........................          236        (1,533)          308        438          478
Total noninterest expense..........................        2,138         2,116         2,031      2,255(2)     1,886
                                                        --------        ------        ------    -------      -------
Earnings (loss) before taxes on income.............          725        (1,238)          906        424          573
Taxes on income (benefits).........................          239          (466)          317        146          197
                                                        --------        -------      -------     ------       ------
Net earnings (loss)................................         $486         $(772)         $589       $278         $376
                                                            ====         ======         ====       ====         ====

Basic earnings (loss) per common share.............        $0.56       ($0.90)        $ 0.71     $ 0.34       $ 0.43
Diluted earnings (loss) per common share...........        $0.56       ($0.90)        $ 0.69     $ 0.33       $ 0.42
Dividends per share................................        $0.18        $0.18         $ 0.18     $ 0.16       $ 0.16


(1) All per share information has been restated for the 2-for-1 stock split paid by the Company on November 10, 1997 in the form of a 100% stock dividend.

(2) Includes the special assessment of $331,000 paid by the Company to the Federal Deposit Insurance Fund (the"FDIC") to recapitalize the Savings Association Insurance Fund (the "SAIF").


                                                                                    Year Ended June 30,
                                                           -------------------------------------------------------------------------
                                                                    2000        1999       1998       1997        1996
                                                           -------------------------------------------------------------------------
Selected Financial Ratios and Other Data:
Performance Ratios:
  Return on assets (ratio of net earnings to average
     total assets).........................................           .58%       (.88%)      .67%       .35(1)      .53%
  Interest rate spread information:
   Average during year.....................................          3.06        3.00       2.96       3.12        3.09
   End of year.............................................          2.86        3.03       3.05       3.07        3.06
  Net interest margin(2)...................................          3.40        3.17       3.23       3.41        3.44
  Ratio of operating expense to average total
    assets.................................................          2.54        2.42       2.31       2.83(1)     2.64
  Return on stockholders' equity (ratio of net
    earnings to average equity)............................          5.95       (9.33)      6.97       3.31(1)     4.38
 Efficiency ratio(3).......................................         66.96       69.26      63.51      67.51       68.61

Asset Quality Ratios:
 Non-performing assets to total assets at end of
   year(4).................................................          1.39        1.36       1.02       1.22        1.27
 Allowance for losses on loans to non-performing
    loans(4)...............................................         34.49       29.57      37.74      50.51       34.01
 Allowance for losses on loans  to total loans.............           .61         .61        .61        .65         .63

Other Ratios:
 Stockholders' equity to total assets at end of
   year....................................................          9.95        9.48       9.44       9.78       11.42
 Average stockholders' equity to average assets............          9.71        9.46       9.61      10.54       12.00
 Average interest-earning assets to average
    interest-bearing liabilities...........................        107.83%     103.79%    105.65%    106.13%     107.31%

Number of full-service offices.............................             3           3          3          3           3


-----------------
(1) Includes one-time SAIF assessment paid in fiscal 1997 of $331,000 ($207,000, net of taxes). Excluding the SAIF assessment, return on assets, operating expenses to total assets and return on stockholders' equity was .61%, 2.41% and 5.77%, respectively, for fiscal 1997.

(2)  Net interest income divided by average interest-earning assets.

(3)  Noninterest  expense (not including one-time SAIF assessment paid in fiscal
     1997) divided by net interest income and noninterest income (excluding gain
     (loss) on sale of securities, net).

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

         The Company's results of operations are also affected by, among other things, fee income received, gain or loss on securities available-for-sale, the establishment of provisions for losses on loans, income derived from subsidiary activities, the level of operating expenses and income taxes. The Company's operating expenses principally consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums, data processing expenses and other general and administrative expenses.

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

         Local economic conditions in the Bank's market are stable. As a result of an over-supply of grain, farm prices for grain, which are currently depressed, may continue to remain depressed and possibly even drop further. In addition, the Bank is experiencing difficulty, as are most business in the area, in hiring and retaining experienced personnel as labor shortages in the area continue to exist. In the event current economic and market conditions persist or worsen, loan demand and existing loans may be affected. No assurances can be given that the Bank will be able to maintain or increase its loan portfolio, which could adversely affect the financial condition and results of operations of the Company and the Bank.

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

Financial Condition

         June 30, 2000 Compared to June 30, 1999. Total assets decreased $1.9 million, or 2.3%, to $83.1 million at June 30, 2000 from $85.0 million at June 30, 1999. The decrease was reflected primarily in a $5.9 million decrease in cash and cash equivalents, a $1.4 million decrease in securities available for sale, a $500,000 decrease in income tax receivable and a $500,000 decrease in Federal Home Loan Bank stock. This decrease was partially offset by a $6.3 million increase in loans receivable. The decrease was used primarily to pay off advances from the Federal Home Loan Bank (the "FHLB") of Des Moines.

         Total liabilities decreased $2.1 million, or 2.8%, to $74.9 million at June 30, 2000 from $77.0 million at June 30, 1999, primarily as a result of a $7.6 million decrease in FHLB advances. The decrease was partially offset by a $5.2 million increase in deposits.

         Stockholders' equity increased $200,000, or 2.55%, during fiscal 2000, primarily through the retention of net income and the amortization for the allocated portion of shares held by the ESOP, offset by the payment of dividends declared on common stock, a negative adjustment of net unrealized losses on securities available-for-sale and the repurchase of the Company's common stock. The Company paid cash dividends totaling approximately $154,000 or $.18 per share. The Company repurchased 1.4% of its common stock, 12,100 shares, under a stock repurchase program during fiscal 2000. Common stock was repurchased during 2000 at a cost of $84,625, or $6.99 per share.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2000 and June 30, 1999

         General. Net earnings for the year ended June 30, 2000 increased $1,257,000 to $485,000 from a net loss of ($772,000) for the year ended June 30, 1999. This increase was primarily attributable to a significant decrease in losses on sales of securities.

         During fiscal 2000, the Company's return on average assets ("ROAA") and return on average stockholders' equity ("ROAE") was .58% and 5.95%, respectively, compared to (.88%) and (9.33%) for fiscal 1999. Average stockholders' equity to average assets was 9.71% during fiscal year 2000 compared to 9.46% during fiscal 1999. The Company's dividend payout ratio was 32% during fiscal 2000.

         Interest Income. Interest income was $6.2 million for the year ended June 30, 2000 and June 30, 1999. Interest income on loans increased $255,000 and was offset with a $267,000 decrease on interest income on securities available-for-sale for the year ended June 30, 2000 as compared to the year ended June 30, 1999 reflecting the increase in the average outstanding balance of loans receivable from $55.2 million for the year ended June 30, 1999 compared to $58.4 million for the year ended June 30, 2000 which was funded through the decrease in the average outstanding balance of securities available-for-sale to $16.2 million for fiscal 2000 as compared to $21.0 million for fiscal 1999. The yield on all average interest-earning assets was 7.70% during fiscal 2000 and 1999.

         Interest Expense. Interest expense decreased $195,000 to $3.4 million for the year ended June 30, 2000 compared to $3.6 million for the year ended June 30, 1999. The decrease in interest expense was primarily attributable to a decrease in the average outstanding balance of FHLB advances. The average rate paid on advances increased by 20 basis points to 5.46% during fiscal 2000 from 5.26% during fiscal 1999.

The average outstanding balance of savings deposits increased $2.3 million from $58.4 for the year ended June 30, 1999 to $60.7 million for fiscal year ended June 30, 2000. The average rate paid on deposits decreased by 5 basis points to 4.46% during fiscal 2000 from 4.51% during fiscal 1999. The average rate paid on all interest-bearing liabilities decreased 6 basis points to 4.64% during fiscal 2000 from 4.70% during fiscal 1999.

         Net Interest Income. Net interest income increased $173,000 to $2.7 million in fiscal 2000 from $2.5 in fiscal 1999. The ratio of the Company's average interest-earning assets to average interest-bearing liabilities increased to 107.83% during fiscal 2000 from 103.79% during fiscal 1999. The Company's net interest margin, which is net interest income divided by average interest-earning assets, increased 23 basis points to 3.40% for fiscal 2000 as compared to 3.17% for fiscal 1999. During this same period the Company's interest rate spread increased slightly to 3.06% in fiscal 2000 from 3.00% in fiscal 1999.

         Provision for Losses on Loans. The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowance for losses on loans. During the year ended June 30, 2000, the Company recorded a provision for losses on loans of $96,000 compared to a $139,000 provision in fiscal 1999. The Company continues to monitor and adjust its allowance for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach to maintain the allowance for loan losses at a level consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non-performing assets and their estimated value. Future additions to the Company's allowance for losses on loans and any change in the related ratio of the allowance for losses on loans to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for losses on loans reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations. As of June 30, 2000 and June 30, 1999 the Company's allowance for losses on loans was $379,000 and $343,000, respectively.

         As of June 30, 2000, the Company's non-performing assets, consisting of nonaccruing loans, accruing loans 90 days or more delinquent, real estate owned and repossessed consumer property, totaled $1,155,000 or 1.39% of total assets compared to $1,160,000 or 1.36% of total assets as of June 30, 1999. The decrease in non-performing assets related primarily to a $61,000 decrease in non- accruing loans past-due 90 or more days and a $56,000 increase in repossessed consumer property.

         Noninterest Income. Noninterest income increased $1.8 million to $236,000 for the year ended June 30, 2000 from ($1,533,000) for the year ended June 30, 1999. The increase was primarily attributable to a decrease in losses on assets available for sale from a loss of $2.0 million during fiscal 1999 as compared to a loss of $234,000 for fiscal 2000. The loss recognized on securities for fiscal 1999 of $1.5 million was the result of write-downs on interest only mortgage-backed securities resulting from a decline in fair value that was judged to be other than temporary. This decline in fair value resulted from a sustained increase in the prepayment speeds, due to refinancings, of the underlying mortgage loans as a result of the low interest rate environment. The Bank cannot predict interest rates or prepayment speeds. This increase was slightly offset by a $27,000 decrease in fees, service charges and commissions, primarily due to decreased loan fees received on loans originated for sale in the secondary market as a result of a reduction in loans originated for sale.

         Noninterest Expense. Noninterest expense increased by $22,000 in fiscal 2000. Increases of $59,000 in other expense and $25,000 in advertising expense were partially offset by decreases in compensation, payroll taxes and employee benefits of $45,000 and office property and equipment expense of $16,000.

         Income Tax Expense. Income taxes increased $706,000 to $239,000 for the year ended June 30, 2000 from ($467,000) for the same period in 1999. The increase was primarily due to an increase in earnings prior to taxes on income. Income tax expense was reduced by low income housing credits of approximately $42,000, which will continue annually through 2005. The Company's effective tax rate for fiscal 2000 was 33.0%.

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

         During fiscal 1999, the Company's ROAA and ROAE was (.88%) and (9.33%), respectively, compared to .67% and 6.97% for fiscal 1998. Average stockholders' equity to average assets was 9.46% during fiscal year 1999 compared to 9.61% during fiscal 1998. The Company paid cash dividends of $0.18 per share for fiscals 1999 and 1998.

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

         Net Interest Income. Net interest income decreased $173,000 to $2.5 million in fiscal 1999 from $2.7 million in fiscal 1998. The ratio of the Company's average interest-earning assets to average interest- bearing liabilities decreased to 103.79% during fiscal 1999 from 105.65% during fiscal 1998. During this same period the Company's interest rate spread increased slightly to 3.00% from 2.96%.

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

         As of June 30, 1999, the Company's non-performing assets, consisting of nonaccruing loans, accruing loans 90 days or more delinquent, real estate owned and repossessed consumer property, totaled $1,160,000 or 1.36% of total assets compared to $922,000 or 1.02% of total assets at June 30, 1998. The increase in non-performing assets related primarily to a $238,000 increase in non-accruing loans past-due 90 or more days.

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

                                                                       Year Ended June 30,
                                      --------------------------------------------------------------------------------------------

                                        2000                                 1999                             1998
                                      --------------------------------------------------------------------------------------------
                                        Average    Interest             Average    Interest            Average     Interest
                                      Outstanding   Earned/  Yield/   Outstanding   Earned/   Yield/ Outstanding   Earned/  Yield/
                                        Balance      Paid     Rate      Balance      Paid      Rate    Balance      Paid     Rate
                                      ----------------------------------------------------------------------------------------------
                                                                      (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1).................   $58,401     $4,852     8.31%    $55,243     $4,597      8.32%   $55,015    $4,745     8.63%
 Securities available-for-sale.......    16,259      1,073     6.60      21,020      1,340      6.38     25,394     1,699     6.69
 Other interest-earning assets.......     4,349        176     4.05       3,002        178      5.93      2,786       222     7.97
 FHLB stock..........................     1,087         70     6.44       1,203         77      6.40      1,143        78     6.82
                                       --------   --------             --------    -------             --------   -------
  Total interest-earning assets(1)...    80,096      6,171     7.70      80,468      6,192      7.70     84,338     6,744     8.00
                                       --------     ------              -------     ------              -------     -----

Interest-Bearing Liabilities:
 Savings deposits....................    23,441      1,055     4.50      19,938        857      4.30     17,118       743     4.34
 Money market deposits...............       433         10     2.31         540         13      2.41        747        18     2.41
 Demand and NOW deposits.............     8,063        163     2.02       6,905        132      1.91      5,863       104     1.77
 Certificates of deposit.............    28,822      1,482     5.14      31,031      1,635      5.27     33,989     1,899     5.59
 FHLB Advances.......................    13,522        738     5.46      19,115      1,005      5.26     22,109     1,257     5.69
                                       --------   --------             --------     ------            ---------  --------
   Total interest-bearing liabilities   $74,281      3,448     4.64     $77,529      3,642      4.70   $ 79,826     4,021     5.04
                                        -------   --------              -------     ------             --------   -------

Net interest income..................               $2,723                          $2,550                         $2,723
                                                    ======                          ======                         ======

Net interest rate spread.............                          3.06%                            3.00%                         2.96%
                                                               ====

Net interest-earning assets..........    $5,815                          $2,939                        $  4,512
                                         ======                          ======                        ========

Net interest margin(2)...............                          3.40%                            3.17%                          3.23%
                                                               ====                            =====                           ====

Average interest-earning assets to

 average interest-bearing liabilities               107.83%                         103.79%                        105.65%
                                                    ======                          ======                         ======

-------------------------------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for losses on loans.

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


                                                                    Year Ended June 30,
                                        -----------------------------------------------------------------------------
                                                    2000 vs. 1999                         1999 vs. 1998
                                        -----------------------------------------------------------------------------
                                                Increase                                  Increase
                                               (Decrease)                                (Decrease)
                                                 Due to                 Total              Due to            Total
                                        -----------------------------  Increase --------------------------- Increase
                                               Volume       Rate      (Decrease)     Volume      Rate      (Decrease)
                                        -----------------------------------------------------------------------------
                                                                       (In Thousands)
Interest-earning assets:
  Loans receivable......................         $250      $    5     $    255      $     4      $(152)        $(148)
  Securities available-for-sale.........         (404)        137         (267)        (275)       (84)         (359)
  Other interest-earning assets.........           (1)         (1)          (2)         (64)        20           (44)
  FHLB Stock............................           (9)          2           (7)         ---         (1)           (1)
                                             --------     -------    ---------     --------    --------     ---------

    Total interest-earning assets.......        $(164)       $143         $(21)       $(335)     $(217)        $(552)
                                                =====        ====         ----        ======     ======

Interest-bearing liabilities:
  Savings deposits......................           (5)        203          198          142        (28)          114
  Money market deposits.................           (3)        ---           (3)          (5)       ---            (5)
  Demand and NOW deposits...............           19          12           31           36         (8)           28
  Certificates of deposits..............          (92)        (61)        (153)        (184)       (80)         (264)
  FHLB advances.........................         (360)         93         (267)        (212)       (40)         (252)
                                               ------     -------    ---------        ------      -----     ---------

    Total interest-bearing liabilities..        $(441)       $247        $(194)       $(223)     $(156)        $(379)
                                                =====        ====        -----        ======     ======        ------

Net interest income.....................                                  $173                                 $(173)
                                                                          ====                                 ======

Interest Rate Spread

         The following table sets forth the weighted average yields on interest-earning assets, the weighted average rates on interest-bearing liabilities and the interest rate spread between weighted average yields and rates at the end of each of the years presented. Non-accruing loans have been included in the table as carrying a zero yield.


                                                           At June 30,
                                               ---------------------------------
                                                    2000       1999      1998
                                               ---------------------------------
Weighted average yield on:

 Loans receivable, net(1)......................     8.16%      8.14%     8.54%
 Securities available-for-sale.................     6.55       6.37      6.98
 Other interest-earning assets(2)..............     1.85       4.85      5.54
 FHLB stock....................................     6.86       6.25      6.92
   Combined weighted average yield on
   interest-earning assets.....................     7.72       7.52      7.95

Weighted average rate paid on:

 Savings deposits..............................     4.60       4.17      4.42
 Money market deposits.........................     2.41       2.37      2.37
 Demand and NOW deposits.......................     1.98       1.81      1.87
 Certificates of Deposit.......................     5.63       5.12      5.57
 FHLB advances.................................     5.67       5.07      5.24
   Combined weighted average rate paid
   on interest-bearing liabilities.............     4.86       4.49      4.90

 Spread........................................     2.86%      3.03%     3.05%

------------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for losses on loans.
(2)   FHLB demand account only other interest-earning assets on June 30, 2000.

Asset/Liability Management

         The Company currently focuses lending efforts toward originating competitively priced adjustable-rate loan products and fixed-rate loan products with relatively short terms to maturity, generally fifteen years or less. The Company also makes a small amount of longer term fixed rate mortgages for its portfolio from time to time. This allows the Company to maintain a portfolio of loans which will be sensitive to changes in the level of interest rates while providing a reasonable spread to the cost of liabilities used to fund the loans. The Company also makes long-term, fixed-rate mortgage loans which are sold in the secondary market.

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

         The OTS issued a regulation which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk based capital requirement. The amount of that deduction is one-half of the difference between
(a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Notwithstanding the foregoing and the fact that the Bank, due to its asset size and level of risk-based capital, is exempt from this requirement, utilizing this measuring concept, a deduction to risk-based capital would have been required as of June 30, 2000 if the regulation applied to the Bank. However, even if such deduction was applied, the Bank would still meet their risk-based capital requirement under current regulatory guidelines.

         Presented below, as of June 30, 2000, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits and in accordance with OTS regulations. Such limits have been established with consideration of the dollar impact of various rate changes and the Bank's strong capital position.

                     Change in        Board Limit       At June 30,
                   Interest Rate    (min NPV ratios)       2000
                   (Basis Points)       % Change         %Change
                  --------------------------------------------------
                        +300              5.00%            7.73%
                        +200              6.00             8.67
                        +100              6.75             9.47
                           0              6.75            10.06
                        -100              6.75            10.13
                        -200              6.00            10.11
                        -300              5.00            10.63


         Management reviews the OTS measurements on a quarterly basis. In a declining interest rate environment, at June 30, 1998, the Bank's interest rate risk was in excess of the Board's prescribed guidelines. The Bank, in an effort to reduce its present interest rate risk exposure and in order to bring its NPV within Board policy limits, has eliminated and is continuing to eliminate certain investments which have proven to be more interest rate sensitive than is currently acceptable to the Bank. At June 30, 2000, the Bank's interest rate risk was within the Board's prescribed guidelines.

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

Liquidity and Capital Resources

         The OTS requires minimum levels of liquid assets. OTS regulations presently require the Bank to maintain an average daily balance of liquid assets (United States treasury and federal agency securities and other investments having maturities of five years or less) equal to at least 4.0% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Such requirements may be changed from time to time by the OTS to reflect changing economic conditions. Such investments are intended to provide a source of relatively liquid funds upon which the Bank may rely, if necessary, to fund deposit withdrawals and other short-term funding needs. The Bank has historically maintained its liquidity ratio in excess of that requirement. The Bank's liquidity ratios were 5.4%, 11.5% and 10.4% at June 30, 2000, 1999 and 1998, respectively.

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

         The Company principally uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs. At June 30, 2000, the Company had $880,000 of loan commitments. The Company anticipates that it will have sufficient funds available to meet outstanding loan commitments. Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Bank's foreseeable short- and long-term liquidity needs.

         Certificates of deposit scheduled to mature in a year or less at June 30, 2000 totaled $20.7 million or 63.7% of the Company's total certificates of deposit. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company. There can be no assurance, however, that the Company can retain all such deposits. At June 30, 2000, the Company had outstanding borrowings of $9.0 million from the FHLB of Des Moines and had the capacity to borrow up to approximately $19.3 million.

         The primary investing activities of the Company include the origination of loans and the purchase of mortgage-backed securities. At June 30, 2000, these assets accounted for over 89.5% of the Company's total assets. Such origination and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, deposit growth, FHLB advances, and net income.

         At June 30, 2000, the Bank had tangible and core capital of $6.3 million, or 7.8% of adjusted total assets, which was approximately $5.1 million and $3.1 million above the minimum requirements of 1.5% and 4.0%, respectively. At June 30, 2000, the Bank had total risk-based capital of $6.7 million (including $6.3 million in core capital), or 13.3% of risk-weighted assets of $50.3 million. This amount was $2.6 million above the 8.0% requirement in effect on that date.

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

Effect of New Accounting Standards

         Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" - SFAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS 133 does not allow hedging of a security which is classified as held to maturity. Accordingly, upon adoption of SFAS 133, companies may reclassify any security from held to maturity to available for sale if they wish to be able to hedge the security in the future. SFAS 133, as amended by SFAS 137 and SFAS 138, will be effective for the Company beginning July 1, 2000. Management does not expect the adoption of SFAS 133, SFAS No. 137 and SFAS No. 138 to have a significant impact on the Company's financial statements.

                          Independent Auditors' Report



The Board of Directors
Horizon Financial Services Corporation
Oskaloosa, Iowa:


We have audited the accompanying consolidated balance sheets of Horizon Financial Services Corporation and subsidiaries as of June 30, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Financial Services Corporation and subsidiaries as of June 30, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/KPMG LLP
-----------
KPMG LLP

July 24, 2000

                                    HORIZON FINANCIAL SERVICES
                                   CORPORATION AND SUBSIDIARIES

                                   Consolidated Balance Sheets

                                      June 30, 2000 and 1999




                                       Assets                          2000             1999
                                                                   ------------     ------------
Cash and cash equivalents                                          $  1,981,511        7,917,020
Securities available-for-sale (note 2)                               15,670,119       17,096,985
Loans receivable, net (notes 3 and 4)                                62,417,395       56,066,399
Real estate (note 5)                                                    248,951          270,779
Stock in Federal Home Loan Bank, at cost                                702,500        1,202,500
Office property and equipment, net (note 6)                           1,049,821        1,089,053
Accrued interest receivable (note 7)                                    602,765          522,121
Deferred tax asset (note 10)                                            380,300          254,000
Income tax receivable                                                        --          522,699
Prepaid expenses and other assets                                       130,718           81,646
                                                                   ------------     ------------

            Total assets                                           $ 83,184,080       85,023,202
                                                                   ============     ============

                        Liabilities and Stockholders' Equity

Deposits (note 8)                                                  $ 64,761,224       59,576,232
Advances from Federal Home Loan Bank (note 9)                         9,014,199       16,606,176
Advance payments by borrowers for taxes and insurance                   410,555          399,830
Accrued income taxes                                                    201,950               --
Accrued expenses and other liabilities                                  530,145          380,617
                                                                   ------------     ------------

            Total liabilities                                        74,918,073       76,962,855
                                                                   ------------     ------------

Stockholders' equity:
    Preferred stock, $.01 par value; authorized 250,000 shares;
      none issued                                                            --               --
    Common stock, $.01 par value; 1,500,000 shares authorized;
      issued and outstanding 1,046,198 shares                            10,462           10,462
    Additional paid-in capital                                        5,020,361        4,996,761
    Retained earnings, substantially restricted (note 12)             5,135,636        4,804,455
    Treasury stock, at cost (183,236 and 171,136 shares in 2000
      and 1999, respectively)                                        (1,314,197)      (1,229,571)
    Unearned employee stock ownership plan shares (note 11)              (5,593)         (65,503)
    Accumulated other comprehensive income (loss) - net
       loss unrealized on securities available for sale                (580,662)        (456,257)
                                                                   ------------     ------------

            Total stockholders' equity                                8,266,007        8,060,347

Commitments and contingencies (notes 3 and 15)                               --               --
                                                                   ------------     ------------

            Total liabilities and stockholders' equity             $ 83,184,080       85,023,202
                                                                   ============     ============


See accompanying notes to consolidated financial statements.

                                            HORIZON FINANCIAL SERVICES
                                           CORPORATION AND SUBSIDIARIES

                                       Consolidated Statements of Operations

                                     Years ended June 30, 2000, 1999, and 1998




                                                                          2000            1999             1998
                                                                      -----------     -----------     -----------
Interest income:
   Loans                                                              $ 4,851,413       4,597,470       4,744,988
   Investment securities available-for-sale                             1,072,849       1,339,629       1,699,038
   Other investment income                                                246,441         255,272         300,494
                                                                      -----------     -----------     -----------

           Total interest income                                        6,170,703       6,192,371       6,744,520
                                                                      -----------     -----------     -----------

Interest expense:
   Deposits (note 8)                                                    2,709,550       2,636,943       2,763,850
   Advance from Federal Home Loan Bank                                    738,089       1,005,569       1,257,447
                                                                      -----------     -----------     -----------

           Total interest expense                                       3,447,639       3,642,512       4,021,297
                                                                      -----------     -----------     -----------

           Net interest income                                          2,723,064       2,549,859       2,723,223

Provision for losses on loans (note 4)                                     96,000         138,540          94,000
                                                                      -----------     -----------     -----------

           Net interest income after allowance for losses on loans      2,627,064       2,411,319       2,629,223
                                                                      -----------     -----------     -----------

Noninterest income:
   Fees, service charges and commissions                                  470,009         497,012         447,871
   Loss on sale of securities, net                                       (233,976)     (2,038,667)       (166,959)
   Other                                                                       --           8,573          26,731
                                                                      -----------     -----------     -----------

           Total noninterest income (loss)                                236,033      (1,533,082)        307,643
                                                                      -----------     -----------     -----------

Noninterest expense:
   Compensation, payroll taxes and employee benefits (note 11)          1,165,315       1,210,041       1,237,633
   Advertising                                                             97,440          71,750          66,850
   Office property and equipment                                          317,303         333,336         317,385
   Federal insurance premiums and special assessments (note 13)            41,431          44,197          35,816
   Data processing services                                               169,557         155,169         117,090
   Other real estate expense                                               21,232          35,317          44,777
   Accumulated other comprehensive income (loss) - net                    326,187         266,798         211,231
                                                                      -----------     -----------     -----------
      loss unrealized on securities available for sale
           Total noninterest expense                                    2,138,465       2,116,608       2,030,782
                                                                      -----------     -----------     -----------

           Earnings (loss) before taxes on income (benefit)               724,632      (1,238,371)        906,084

Taxes on income (benefit) (note 10)                                       239,100        (466,600)        316,700
                                                                      -----------     -----------     -----------

           Net earnings (loss)                                        $   485,532        (771,771)        589,384
                                                                      ===========     ===========     ===========

Basic earnings (loss) per common share                                $      0.56           (0.90)           0.71
                                                                      ===========     ===========     ===========

Diluted earnings (loss) per common share                              $      0.56           (0.90)           0.69
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

                                                  HORIZON FINANCIAL SERVICES
                                                 CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

                                          Years ended June 30, 2000, 1999, and 1998



                                                                                    Additional
                                                        Preferred        Common      paid-in         Retained       Treasury
                                                          stock          stock       capital          earnings         stock
                                                          -----          -----       -------          --------         -----
Balance at June 30, 1997                                 $    --         5,231       4,795,400        5,305,946    (1,360,275)

Comprehensive income:
   Net earnings                                               --            --              --          589,384            --
   Unrealized losses on securities
    available-for-sale                                        --            --              --               --            --
   Less: reclassification adjustment for net
    realized (gains) losses included in net
    income, net of tax                                        --            --              --               --            --


    Total comprehensive income                                --            --              --          589,384            --


Dividends declared ($.18 per share)                           --            --              --         (144,982)           --
Two-for-one stock dividend                                    --         5,231              --           (5,231)           --
Stock options exercised                                       --            --              94          (14,860)      174,351
ESOP shares allocated                                         --            --              --               --            --
Stock appreciation of allocated ESOP shares                   --            --          99,250               --            --
Amortization of recognition and retention plan                --            --              --               --            --


Balance at June 30, 1998                                      --         10,462      4,894,744        5,730,257    (1,185,924)

Comprehensive income:
   Net loss                                                   --            --              --         (771,771)           --
   Unrealized losses on securities
    available-for-sale                                        --            --              --               --            --
   Less: reclassification adjustment for net
    realized (gains) losses included in net
    income, net of tax                                        --            --              --               --            --


    Total comprehensive income                                --            --              --         (771,771)           --

   Accumulated other comprehensive income (loss) - net
Dividloss unrealized$on8securities)available for sale         --            --              --         (153,963)           --
Treasury stock acquired                                       --            --              --               --       (44,375)
Stock options exercised                                       --            --              --              (68)          728
ESOP shares allocated                                         --            --              --               --            --
Stock appreciation of allocated ESOP shares                   --            --          89,450               --            --
Tax benefit related
   to non-qualified recognition and
   retention plan                                             --            --          12,567               --            --
Amortization of recognition and retention plan                --            --              --               --            --


Balance at June 30, 1999                                      --         10,462      4,996,761        4,804,455    (1,229,571)

Comprehensive income:
   Net earnings                                               --            --              --          485,532            --
   Unrealized gains (losses) on securities
    available-for-sale                                        --            --              --               --            --
   Less: reclassification adjustment for net
    realized (gains) losses included in net
    income, net of tax                                        --            --              --               --            --


    Total comprehensive income                                --            --              --          485,532            --


Dividends declared ($.18 per share)                           --            --              --         (154,351)           --
Treasury stock acquired                                       --            --              --               --       (84,626)
ESOP shares allocated                                         --            --              --               --            --
Stock appreciation of allocated ESOP shares                   --            --          23,600               --            --


Balance at June 30, 2000                                 $    --         10,462      5,020,361         5,135,636   (1,314,197)

                                                                   Recognition    Net unrealized
                                                         Unearned      and          loss on
                                                           ESOP    retention      securities
                                                          shares      plan     available for sale        Total
                                                          ------      ----     ------------------        -----
Balance at June 30, 1997                                 (193,798) (47,655)          (92,188)          8,412,661

Comprehensive income:
   Net earnings                                                --       --                --             589,384
   Unrealized losses on securities
    available-for-sale                                         --       --          (969,183)          (969,183)
   Less: reclassification adjustment for net
    realized (gains) losses included in net
    income, net of tax                                         --       --           240,296            240,296


    Total comprehensive income                                 --       --          (728,887)          (139,503)


Dividends declared ($.18 per share)                            --       --                --           (144,982)
Two-for-one stock dividend                                     --       --                --                 --
Stock options exercised                                        --       --                --            159,585
ESOP shares allocated                                      64,593       --                --             64,593
Stock appreciation of allocated ESOP shares                    --       --                --             99,250
Amortization of recognition and retention plan                 --   36,216                --             36,216


Balance at June 30, 1998                                 (129,205) (11,439)         (821,075)         8,487,820

Comprehensive income:
   Net loss                                                   --       --                 --           (771,771)
   Unrealized losses on securities
    available-for-sale                                        --       --         (1,061,478)        (1,061,478)
   Less: reclassification adjustment for net
    realized (gains) losses included in net
    income, net of tax                                        --       --          1,426,296          1,426,296


    Total comprehensive income                                --       --            364,818           (406,953)

   Accumulated other comprehensive income (loss) - net
Dividloss unrealized$on8securities)available for sale         --       --                 --            153,963)
Treasury stock acquired                                       --       --                 --            (44,375)
Stock options exercised                                       --       --                 --                660
ESOP shares allocated                                     63,702       --                 --             63,702
Stock appreciation of allocated ESOP shares                   --       --                 --             89,450
Tax benefit related
   to non-qualified recognition and
   retention plan                                             --       --                 --             12,567
Amortization of recognition and retention plan                --   11,439                 --             11,439


Balance at June 30, 1999                                 (65,503)      --           (456,257)         8,060,347

Comprehensive income:
   Net earnings                                               --       --                 --            485,532
   Unrealized gains (losses) on securities
    available-for-sale                                        --       --           (331,269)          (331,269)
   Less: reclassification adjustment for net
    realized (gains) losses included in net
    income, net of tax                                        --       --            206,864            206,864


    Total comprehensive income                                --       --           (124,405)           361,127


Dividends declared ($.18 per share)                           --       --                 --           (154,351)
Treasury stock acquired                                       --       --                 --            (84,626)
ESOP shares allocated                                     59,910       --                 --             59,910
Stock appreciation of allocated ESOP shares                   --       --                 --             23,600


Balance at June 30, 2000                                  (5,593)      --           (580,662)         8,266,007


See accompanying notes to consolidated financial statements.


                                                     HORIZON FINANCIAL SERVICES
                                                    CORPORATION AND SUBSIDIARIES

                                                Consolidated Statements of Cash Flows

                                              Years ended June 30, 2000, 1999, and 1998




                                                                                      2000            1999             1998
                                                                                  -----------    -----------      -----------
Cash flows from operating activities:
   Net earnings (loss)                                                            $   485,532       (771,771)         589,384
   Adjustments to reconcile net (loss) income to net cash
     provided by operating activities:
       Depreciation                                                                   140,247        147,461          147,585
       Amortization of fees, premiums, and accretion of discounts, net                (36,793)        (7,636)        (179,225)
       Provision for losses on loans                                                   96,000        138,540           94,000
       Loans originated for sale                                                   (2,558,620)    (9,047,665)      (6,478,320)
       Proceeds on sales of loans                                                   3,527,863      8,616,722        6,076,820
       Amortization of stock compensation plans                                        83,510        177,158          200,059
       Loss (gain) on sale of securities                                              233,976        547,667         (308,041)
       Impairment losses on securities                                                     --      1,491,000          475,000
       Gain on sale of fixed assets                                                        --         (8,573)              --
       Decrease (increase) in accrued interest receivable                             (80,644)       160,999         (128,881)
       (Decrease) increase in accrued taxes payable and deferred taxes                669,877       (877,419)         178,216
       Other, net                                                                     122,283       (209,838)         271,281
                                                                                  -----------    -----------      -----------

          Net cash provided by operating activities                                 2,683,231        356,645          937,878
                                                                                  -----------    -----------      -----------

Cash flows from investing activities:
   Securities available-for-sale:
     Purchases                                                                     (4,215,094)    (6,338,703)     (23,698,089)
     Proceeds from sale                                                             1,232,520      6,739,179       18,838,215
     Proceeds from maturity and principal collected                                 4,081,993      5,047,962        4,780,581
   Reinvested dividends from FHLB stock                                               (65,668)       (75,149)              --
   Loans to customers, net                                                         (7,416,239)       222,422       (3,495,633)
   Proceeds from sale of real estate                                                       --          5,000          360,288
   Purchase of investment real estate                                                      --       (100,000)              --
   Purchase of Federal Home Loan Bank stock                                                --             --         (246,900)
   Proceeds from sale of Federal Home Loan Bank stock                                 500,000             --               --
   Proceeds from sale of office property and equipment                                     --         13,582               --
   Purchase of office property and equipment, net                                    (101,015)      (115,007)        (192,088)
                                                                                  -----------    -----------      -----------

   Accumulated Net cash  (used in) provided  by investing activities
      loss unrealized on securities available for sale                             (5,983,503)     5,399,286       (3,653,626)
                                                                                  -----------    -----------      -----------
 Cash flows from financing activities:
   (Decrease) increase in customer deposit accounts, net                            5,184,992       (568,634)       2,503,494
   (Decrease) increase in advance payments by borrowers for taxes and insurance        10,725         (7,220)           6,387
   Proceeds from advances from Federal Home Loan Bank                               1,000,000      6,650,000       27,000,000
   Principal payments on advances from Federal Home Loan Bank                      (8,591,977)   (10,081,998)
   Payment of dividends                                                              (154,351)      (153,963)        (144,982)
   Exercise of stock options                                                               --            660          159,585
   Treasury stock acquired                                                            (84,626)       (44,375)              --
                                                                                  -----------    -----------      -----------

          Net cash (used in) provided by financing activities                      (2,635,237)    (4,205,530)       3,461,125
                                                                                  -----------    -----------      -----------

          Net increase (decrease) in cash and cash equivalents                     (5,935,509)     1,550,401          745,377

Cash and cash equivalents at beginning of year                                      7,917,020      6,366,619        5,621,242
                                                                                  -----------    -----------      -----------

Cash and cash equivalents at end of year                                          $ 1,981,511      7,917,020        6,366,619
                                                                                  ===========    ===========      ===========

Supplemental disclosures of cash flow information:
   Cash paid for interest                                                         $ 3,344,069      3,752,446        3,794,411
   Cash paid for taxes                                                                185,082        415,750           91,102
                                                                                  ===========    ===========      ===========


See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999


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

     Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents include interest-earning deposits of $1,406,000 and $5,000,000 at June 30, 2000 and 1999, respectively.

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

     Earnings Per Share

     Basic earnings per share is determined using net income and weighted average common shares outstanding, decreased by unearned employee stock ownership plan (ESOP) shares. Diluted earnings per share, is computed by dividing net income by the weighted average common shares, decreased by unearned ESOP shares and increased by assumed incremental common shares issued. Amounts used in the determination of basic and diluted earnings per share for the years ended June 30, 2000, 1999, and 1998 are shown in table below.

                                                   2000           1999           1998
                                               -------------  -------------  -------------
Net earnings (loss)                            $    485,532       (771,771)       589,384
                                               =============  =============  =============

Weighted average common shares outstanding          868,899        879,151        862,720
Less - unearned ESOP shares                          (7,487)       (18,768)       (31,279)
                                               -------------  -------------  -------------
             Weighted average common
               shares - basic                       861,412        860,383        831,441

Assumed incremental common shares issued
    upon exercise of stock options                    9,045             --         29,425
                                               -------------  -------------  -------------
             Weighted average common
               shares - diluted                     870,457        860,383        860,866
                                               =============  =============  =============

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

     Securities available-for-sale are recorded at fair value. The aggregate unrealized gains or losses, net of the effect of taxes on income, are recorded as a separate component of other comprehensive income until realized. Discounts and premiums are accreted and amortized, respectively, over the term of the security except for mortgage-backed and related securities and interest and principal only stripped mortgage-backed securities which are accreted and amortized over the period of estimated cash flows using the interest method. Actual prepayment experience on mortgage-backed and related securities and stripped mortgage-backed securities is periodically reviewed, and the timing of accretion or amortization is adjusted accordingly. Other than temporary unrealized losses are recorded in the consolidated statement of operations.

     Gain or loss on sale is recognized in the statements of operations using the specific identification method.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999


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

     Loan Origination Fees and Related Costs

     Mortgage loan origination fees and certain direct loan origination costs, if material, are deferred and the net fee or cost is recognized in operations using the interest method. Direct loan origination costs for other loans are expensed, as such costs are not material.

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


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999


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

     Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the counterparty.

     Office Property and Equipment

     Office property and equipment are recorded at cost, and depreciation is accumulated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are forty years for office buildings and five to ten years for furniture, fixtures, and equipment.

     Maintenance and repairs are charged against income. Improvements are capitalized and subsequently depreciated. The cost and accumulated depreciation of properties retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts. Related profit or loss from such transactions is credited or charged to income.

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

     Auditing principles generally accepted in the United States of America require use of the asset and liability method of accounting for income taxes, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999


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

          Loans- Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, real estate and installment.

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


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999


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

     Effect of New Accounting Standards

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 137, and SFAS No. 138, amendments to SFAS No. 133, will be effective for the Company beginning July 1, 2000. Management expects to adopt SFAS No. 133, SFAS No. 137, and SFAS No. 138 when required and does not expect adoption to have a material effect on its financial statements.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

     (2)  Securities Available-for-sale

          Securities available-for-sale at June 30, 2000 and 1999 were as follows:

                                                                           Gross            Gross
                                                        Amortized       unrealized       unrealized          Fair
                    Description                            cost            gains           losses           value
----------------------------------------------------  ---------------  --------------   --------------  ---------------

2000:
    FHLB bonds - due beyond one year,
      but within five years                           $      500,000              --           57,906          442,094
    FHLB bonds - due beyond five years,
      but within ten years                                   500,000              --           74,754          425,246
    Small Business Administration guaranteed

      loan participation certificates                        710,377              --           18,351          692,026
    Mortgage-backed and related securities:
      Mortgage-backed securities                           5,068,970              --          133,937        4,935,033
      Collateralized mortgage obligations                  7,475,355              --          342,981        7,132,374
    Mutual funds                                           1,209,417              --           18,600        1,190,817
    Equity securities                                      1,144,550           7,250          301,925          849,875
                                                      ---------------  --------------   --------------  ---------------
                                                          16,608,669           7,250          948,454       15,667,465

    Stripped mortgage-backed securities:
      Principal only                                           6,011              --            3,357            2,654
                                                      ---------------  --------------   --------------  ---------------

                                                      $   16,614,680           7,250          951,811       15,670,119
                                                      ===============  ==============   ==============  ===============

1999:
    FHLB bonds - due beyond one year,
      but within five years                           $      500,000              --           56,250          443,750
    FHLB bonds - due beyond five years,
      but within ten years                                   500,000              --          100,000          400,000
    Small Business Administration guaranteed

      loan participation certificates                        731,356           7,336               --          738,692
    Mortgage-backed and related securities:
      Mortgage-backed securities                           1,774,515              --           42,370        1,732,145
      Collateralized mortgage obligations                 10,807,364          87,223          193,564       10,701,023
    Mutual funds                                           1,127,365              --            2,216        1,125,149
    Equity securities                                      1,133,606           6,550          138,103        1,002,053
                                                      ---------------  --------------   --------------  ---------------
                                                          16,574,206         101,109          532,503       16,142,812

    Stripped mortgage-backed securities:
      Principal only                                           8,478              --            4,041            4,437
      Interest only                                        1,246,544              --          296,808          949,736
                                                      ---------------  --------------   --------------  ---------------

                                                      $   17,829,228         101,109          833,352       17,096,985
                                                      ===============  ==============   ==============  ===============


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

     Sales of securities available-for-sale resulted in the following for the three years ended June 30:

                                 2000            1999             1998
                             --------------  --------------   --------------

     Proceeds                $   4,081,993       6,739,179       18,838,215
     Gross realized gains           84,857         166,347          330,031
     Gross realized losses         318,832         714,014           21,990
                             ==============  ==============   ==============


     In 1999, the Company recognized a write down of $1,491,000, on interest only strip mortgage-backed securities resulting from a decline in fair value that was judged to be other than temporary. Those deemed impaired securities were sold in fiscal year 2000.

(3)  Loans Receivable

     At June 30, 2000 and 1999, loans receivable consisted of the following:


                                                2000            1999
                                           --------------  --------------

Residential real estate loans:
    One-to-four-family                     $  39,703,500      34,428,507
    One-to four-family held for sale                  --         969,243
    Multifamily                                1,234,436       1,338,804
    Construction                               1,245,413         151,809
                                           --------------  --------------

                                              42,183,349      36,888,363

Commercial real estate loans                   6,635,612       5,427,615
                                           --------------  --------------

             Total real estate                48,818,961      42,315,978
                                           --------------  --------------

Consumer loans:
    Automobile                                 3,906,348       3,990,454
    Home improvement                             778,223       1,047,558
    Deposit accounts                             123,208         148,990
    Other                                      2,645,555       2,098,553
                                           --------------  --------------

             Total consumer                    7,453,334       7,285,555
                                           --------------  --------------

Commercial business loans                      6,547,696       6,871,944
                                           --------------  --------------

                                              62,819,991      56,473,477

Less:
    Deferred fees and discounts                   23,581          64,088
    Allowance for losses on loans                379,015         342,990
                                           --------------  --------------

                                           $  62,417,395      56,066,399
                                           ==============  ==============


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

     At June 30, 2000, the Bank had committed to originate $880,050 of fixed and variable rate loans. In addition, the Bank had customers with unused lines of credit totaling $1,859,443 at June 30, 2000.

     At June 30, 2000 and 1999, the Bank had nonaccrual loans of $1,099,000 and $1,161,000, respectively. The allowance for losses on loans related to these impaired loans was approximately $159,900 and $97,000, respectively. The average balances of such loans for the years ended June 30, 2000, 1999, and 1998, were $979,750, $1,192,000, and $745,000, respectively. For the years ended June 30, 2000, 1999, and 1998, interest income which would have been recorded under the original terms of such loans was approximately $144,152, $133,853, and $96,000, respectively, and interest income actually recorded amounted to approximately $78,300, $72,000, and $48,000, respectively.

     Loan customers of the Bank include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Changes in loans outstanding to executive officers and directors for the years ended June 30, 2000 and 1999 were as follows:

                                            2000           1999
                                        -------------  -------------

     Balance at beginning of year       $     73,898        285,074
     Repayments                               (4,273)      (211,176)
                                        -------------  -------------

     Balance at end of year             $     69,625         73,898
                                        =============  =============


(4)  Allowance for Losses on Loans

     Following is a summary of the allowance for losses on loans for the three years ended June 30, 2000:


                                         2000           1999         1998
                                     -------------  -----------  -----------

     Balance at beginning of year    $    342,990      348,474      348,028
     Provision for losses on loans         96,000      138,540       94,000
     Charge-offs                          (62,296)    (168,549)     (96,388)
     Recoveries                             2,321       24,525        2,834
                                     -------------  -----------  -----------

     Balance at end of year          $    379,015      342,990      348,474
                                     =============  ===========  ===========

(5)  Real Estate

     Following is a summary of real estate as of June 30, 2000 and 1999:

                                                   2000           1999
                                               -------------  -------------

     Real estate acquired through foreclosure  $         --             --
     Real estate acquired for investment            248,951        270,779
                                               -------------  -------------

                                               $    248,951        270,779
                                               =============  =============

     There were no allowances for losses on real estate for the years ended June 30, 2000, 1999, and 1998, respectively.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999


(6)  Office Property and Equipment

     At June 30, 2000 and 1999, the cost and accumulated depreciation of office property and equipment were as follows:

                                             2000             1999
                                         --------------  ---------------

     Land                                $     216,595          216,595
     Office buildings                        1,175,525        1,092,164
     Furniture, fixtures and equipment       1,008,462        1,154,698
     Automobile                                 18,883           18,883
                                         --------------  ---------------

                                             2,419,465        2,482,340

     Less accumulated depreciation           1,369,644        1,393,287
                                         --------------  ---------------

                                         $   1,049,821        1,089,053
                                         ==============  ===============

(7)  Accrued Interest Receivable

     At June 30, 2000 and 1999, accrued interest receivable consisted of the following:

                                            2000             1999
                                       --------------  ---------------

     Loans receivable                  $     500,796          433,651
     Securities available-for-sale           101,969           88,470
                                       --------------  ---------------

                                       $     602,765          522,121
                                       ==============  ===============

(8)  Deposits

     Deposit account balances at June 30, 2000 and 1999 are summarized as follows:

                                        2000             1999
                                   --------------  ---------------

     Balance by account type:
         Savings                   $  23,380,371       23,442,674
         Money market                    342,875          462,859
         Demand and NOW                8,535,229        7,366,239
         Certificates of deposit      32,502,749       28,304,460
                                   --------------  ---------------

                                   $  64,761,224       59,576,232
                                   ==============  ===============


     The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $4,939,832 and $2,188,000 at June 30, 2000 and 1999, respectively.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999


     At June 30, 2000, scheduled maturities of certificates of deposit were as follows:

                         2001             $    20,698,951
                         2002                   6,949,816
                         2003                   3,271,896
                         2004                   1,171,351
                  2005 and thereafter             410,735
                                            --------------

                                          $    32,502,749
                                            ==============

     Interest expense on deposits is summarized as follows:


                                              Years ended June 30
                                  -------------------------------------------
                                      2000           1999           1998
                                  -------------  -------------  -------------

     Savings                      $  1,055,175        950,097        742,894
     Money market                       10,359         12,745         17,843
     Demand and NOW                    162,401        131,810        104,480
     Certificates of deposit         1,481,615      1,542,291      1,898,633
                                  -------------  -------------  -------------

                                  $  2,709,550      2,636,943      2,763,850
                                  =============  =============  =============


     At June 30, 2000 and 1999, accrued interest payable on deposits totaled $352,438 and $248,686, respectively.

(9)  Advances from FHLB

     Advances from FHLB at June 30, 2000 and 1999, were as follows:

                                                           2000                               1999
                                              -------------------------------    -------------------------------
                                                                 Weighted-                         Weighted-
                                                                  average                           average
                                                 Amount            rates            Amount           rates
                                              --------------   --------------    --------------  ---------------

     Advance maturity:
         Within one year:
           Variable                           $   1,500,000             6.79     $          --               --
           Fixed                                    899,701             5.89           870,712             5.50
         Beyond one year, but within
           five years - Fixed                     3,000,000             5.44         1,100,263             4.93
         Beyond five years, but within
           ten years - Fixed                      3,200,000             5.14        14,200,000             5.02
         Beyond ten years, but within
           fifteen years - Fixed                    414,498             5.50           435,201             5.50
                                              --------------   ==============    --------------  ===============

                                              $   9,014,199                      $  16,606,176
                                              ==============                     ==============


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

     Advances from FHLB are secured by stock in FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 130% of outstanding advances. Certain advances are callable on various dates. Variable rate advances are based on LIBOR.

(10) Taxes on Income

     Taxes on income for the years ended June 30, 2000, 1999, and 1998, were as follows:

                                 2000                                        1999
               ------------------------------------------  ------------------------------------------
                 Federal        State          Total         Federal        State          Total
               ------------- -------------  -------------  ------------- -------------  -------------
Current        $    250,100        44,000        294,100       (437,600)      (92,000)      (529,600)
Deferred            (48,000)       (7,000)       (55,000)        49,000        14,000         63,000
               ------------- -------------  -------------  ------------- -------------  -------------

               $    202,100        37,000        239,100       (388,600)      (78,000)      (466,600)
               ============= =============  =============  ============= =============  =============


                                1998
              ------------------------------------------
                Federal        State          Total
              ------------- -------------  -------------
Current       $    229,700        65,000        294,700
Deferred            19,000         3,000         22,000
              ------------- -------------  -------------

              $    248,700        68,000        316,700
              ============= =============  =============

     Taxes on income differ from the amounts computed by applying the federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:


                                                Years ended June 30,
                                         ------------------------------------
                                            2000         1999         1998
                                         ----------   ----------   ----------

Federal income tax rate                    34.0 %       (34.0)        34.0
Items affecting federal income tax rate:
    State tax, net of federal benefit       3.4          (4.2)         4.9
    Low income housing tax credits         (5.8)         (3.4)        (4.6)
    Other, net                              1.4           3.9          0.7
                                         ----------   ----------   ----------

                                           33.0 %       (37.7)        35.0
                                         ==========   ==========   ==========



                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2000 and 1999 are presented below:

                                                                2000          1999
                                                            -----------    ----------

Deferred tax assets:
     Accrued expenses not deducted                           $   50,000       30,000
     Unrealized losses on securities
         available-for-sale                                     345,300      274,000
     State net operating loss                                    13,000       13,000
     Loan loss allowance                                        100,000       66,000
                                                             -----------   ----------

                    Total gross deferred tax assets             508,300      383,000
                                                             -----------   ----------

Deferred tax liabilities:
     FHLB stock dividends                                        34,000       57,000
     Accrued interest receivable not taxed                        3,000        3,000
     Deferred loan fees                                          91,000       69,000
                                                             -----------   ----------

                    Total gross deferred tax liabilities        128,000      129,000
                                                             -----------   ----------

                    Net deferred tax assets                  $  380,300      254,000
                                                             ===========   ==========

     At June 30, 2000 and 1999, the Bank had federal income tax bad debt reserves of approximately $1,263,000 which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at June 30, 2000 and 1999 were substantially restricted because of the effect of these income tax bad debt reserves.

     Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences.

(11) Employee Benefits

     Pension Plan

     The Bank has a noncontributory, nontrusteed pension plan for all eligible employees. The plan's assets include bonds, stocks, commercial and residential mortgages and cash. The Bank's policy is to fund the benefit cost accrued.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

     The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements at June 30, 2000 and 1999:

                                                           2000            1999
                                                     --------------  --------------

Change in benefit obligation:
    Benefit obligation at beginning of year          $   1,388,500       1,044,684
    Service cost                                            86,255          67,394
    Interest cost                                           79,839          65,293
    Actuarial (gain)/loss                                 (514,755)        211,129
    Benefits paid                                          (23,353)             --
                                                     --------------  --------------

    Benefit obligation at end of year                $   1,016,486       1,388,500
                                                     ==============  ==============

Change in plan assets:
    Fair value of plan assets at beginning of year   $   1,189,278       1,048,560
    Actual return on plan assets                           106,095          49,309
    Employer contributions                                      --          91,409
    Benefits paid                                          (23,353)             --
                                                     --------------  --------------

    Fair value of plan assets and end of year        $   1,272,020       1,189,278
                                                     ==============  ==============

Reconciliation of funded status:
    Funded status (underfunded)/overfunded           $     255,534        (199,222)
    Unrecognized net actuarial (gain)/loss                (359,165)        161,153
    Unrecognized transition asset                          (13,064)        (14,825)
                                                     --------------  --------------

             Accrued benefit cost                    $    (116,695)        (52,894)
                                                     ==============  ==============


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

     The net periodic benefit cost for the years ended June 30, 2000, 1999, and 1998 includes the following components:

                                                           Years ended June 30,
                                                -------------------------------------------
                                                    2000           1999           1998
                                                -------------  -------------  -------------
Service cost                                    $     86,255         67,394         61,554
Interest cost                                         79,839         65,293         59,256
Expected return on plan assets                      (101,910)       (84,169)       (63,749)
Recognized net actuarial gain                          1,378             --             --
Amortization of transition (asset)/obligation         (1,761)        (1,761)        (1,761)
                                                -------------  -------------  -------------

          Net periodic benefit cost             $     63,801         46,757         55,300
                                                =============  =============  =============


                                              2000               1999
                                          --------------    ---------------

Discount rate                                      7.00%              5.75%

Expected long-term rate of return                  8.25               8.25

Weighted-average rate of compensation
 increase                                          5.09               5.09

Amortization method                       Straight-line      Straight-line
                                          ==============    ===============

     ESOP Plan

     All employees meeting age and service requirements are eligible to participate in an ESOP established in June 1994. Contributions made by the Bank to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. The ESOP purchased 80,962 shares (restated for two-for-one stock dividend) in the Bank's conversion and is accounted for under Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). At June 30, 2000 and 1999, 76,712 and 66,168 shares, respectively, were committed to be released, and the fair value of the 954 and 11,498 unearned shares was approximately $6,917 and $96,000. ESOP expense was $83,513, $153,154, and $163,843 for the years ended June 30, 2000, 1999, and 1998, respectively.

     Employment Agreements

     The Company has entered into employment agreements, which expire in July 2003, with two of its executive officers. The agreements provide, among other things, for payment to the officers of up to 299% of the officers' then current annual compensation in the event there is a change of control of the Company where employment terminates involuntarily in connection with such change of control.

     Stock Options

     Certain officers and directors of the Company have been granted options to purchase up to 89,222 shares of the Company's $.01 par common stock. The exercise price is equal to the fair market value of the shares at the date the options are granted. The options are subject to certain vesting requirements and, if unused, the options will expire October 2004.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999


     Changes in options outstanding and exercisable during 2000 and 1999, were as follows:

                     Exercisable        Outstanding        Option price
                       options            options           per share
                   -----------------  -----------------  -----------------

June 30, 1998                30,372             45,180   $ 5.50 - 6.06

Vested                       14,808                 --     5.50 - 6.06
Exercised                      (120)              (120)        5.50
                   -----------------  -----------------

June 30, 1999                45,060             45,060     5.50 - 6.06

Vested                           --                 --
Exercised                        --                 --
                   -----------------  -----------------

June 30, 2000                45,060             45,060     5.50 - 6.06
                   =================  =================


     Recognition and Retention Plan

     In 1995, the Company established a recognition and retention plan (RRP) for certain executive officers and directors. The Company authorized the RRP to award shares equal to approximately 4% of the shares of common stock of the Company. The employees become vested in the shares of stock over a five-year period. RRP expense for the years ended June 30, 1999, and 1998, was $11,439, and $36,216, respectively, and all costs have been fully amortized in fiscal year 2000.

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


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. FDICIA requires depository institutions to maintain a tangible equity ratio of 2%. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions and other changes in the legal and regulatory environment for such institutions. The Bank met all regulatory capital requirements at June 30, 2000 and 1999.

     The Bank's actual and required capital amounts and ratios as of June 30, 2000 were as follows:

                                                                                                             To be well
                                                                               For capital               capitalized under
                                                                                 adequacy                prompt corrective
                                                    Actual                       purposes                action provisions
                                            -----------------------       -----------------------      -----------------------
                                               Amount       Ratio            Amount      Ratio            Amount       Ratio
                                            -------------  --------       ------------- ---------      -------------  --------
Tangible capital (to tangible assets)       $  6,316,000       7.8%       $  1,627,580       2.0%      $        --         --%
Leverage/equity (core) capital
    (to adjusted tangible assets)              6,316,000       7.8           3,255,160       4.0          4,068,950       5.0
Tier I risk-based capital
    (to risk-weighted assets)                  6,316,000      12.6           2,010,920       4.0          3,016,380       6.0
Risk-based (total) capital
    (to risk-weighted assets)                  6,669,000      13.3           4,021,840       8.0          5,027,300      10.0
                                            =============  ========       ============= =========      =============  ========

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

(13) Supervisory Agreement

     On August 23, 1999, the Bank entered into a supervisory agreement with the Office of Thrift Supervision (OTS) which requires certain actions by the Bank including:

          o Implementing procedures to improve credit administration and documentation;

          o Disposal of the Bank's investments classified by the OTS as high risk and reducing the level of the Bank's interest rate risk; and

          o    Obtaining prior approval of the OTS for payment of dividends.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999


     Management is proceeding with the required actions and does not believe these actions will have a material effect on the financial position or results of operations of the Company.

(14) Fair Value of Financial Instruments

     The estimated fair values of the Company's financial instruments as of June 30, 2000 and 1999 were as follows:


                                      Carrying           Fair           Carrying           Fair
                                        value            value           value             value
                                    --------------  ---------------   --------------  ---------------

Financial assets:
    Cash and cash equivalents       $   1,981,511        1,981,511        7,917,020        7,917,020
    Securities available-for-sale      15,670,119       15,670,119       17,096,985       17,096,985
    Loans                              62,417,395       59,883,278       56,066,399       56,361,401
    FHLB stock                            702,500          702,500        1,202,500        1,202,500
    Accrued interest receivable           602,765          602,765          522,121          522,121
Financial liabilities:
    Deposits                           64,761,224       65,067,366       59,576,232       59,673,754
    FHLB advances                       9,014,199        8,167,397       16,606,176       15,350,823
    Advance payments by borrowers
      for taxes and insurance             410,555          410,555          399,830          399,830
    Accrued interest payable              352,438          352,438          248,868          248,868
                                    ==============  ===============   ==============  ===============

                                                      Unrealized                        Unrealized
                                      Notional          gains           Notional          gains
                                        value          (losses)           value          (losses)
                                    --------------  ---------------   --------------  ---------------

Off balance sheet assets:
    Commitments to extend credit    $     880,050               --        1,440,460               --
    Unused lines of credit              1,859,443               --        1,510,000               --
                                    ==============  ===============   ==============  ===============


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

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

(16) Horizon Financial Services Corporation (Parent Company Only) Financial Information

     The Parent Company's principal asset is its 100% ownership of the Bank and the Bank's subsidiary. The following are the condensed financial statements for the Parent Company:


                            Condensed Balance Sheets

                                                 2000            1999
                                             --------------  --------------

Cash and cash equivalents                    $     253,648         409,472
Securities available-for-sale                      608,935         745,803
Loans receivable, net                            1,097,524       1,052,717
Loans receivable from subsidiary                     5,593          65,503
Investment in subsidiary                         5,908,105       5,417,889
Real estate                                        248,951         270,779
Interest receivable                                 35,412          19,623
Deferred taxes                                     119,200          64,100
Income tax receivable                                   --          14,461
                                             --------------  --------------

             Total assets                    $   8,277,368       8,060,347
                                             ==============  ==============

Total liabilities - accrued income taxes     $      11,361              --

Common stock                                        10,462          10,462
Additional paid-in capital                       5,020,361       4,996,761
Retained earnings                                5,135,636       4,804,455
Treasury stock, at cost                         (1,314,197)     (1,229,571)
Unearned ESOP shares                                (5,593)        (65,503)
Accumulated other comprehensive
    income - net unrealized loss
    on securities available-for-sale              (580,662)       (456,257)
                                             --------------  --------------

             Total equities                      8,266,007       8,060,347
                                             --------------  --------------

             Total liabilities and equity    $   8,277,368       8,060,347
                                             ==============  ==============



                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2000 and 1999

                        Condensed Statement of Operations


                                                     2000           1999             1998
                                               --------------  --------------  --------------

Interest income                                $     123,502          79,472         123,091
Equity in (losses) earnings of subsidiaries          461,998        (634,347)        814,876
Other expenses                                      (139,968)       (311,196)       (522,272)
                                               --------------  --------------  --------------

       Net earnings before tax                       445,532        (866,071)        415,695

Income tax benefit                                   (40,000)        (94,300)       (173,689)
                                               --------------  --------------  --------------

       Net (loss) earnings                     $     485,532        (771,771)        589,384
                                               ==============  ==============  ==============

                       Condensed Statements of Cash Flows

                                                                        2000           1999            1998
                                                                  --------------  --------------  --------------
Operating activities:
    Net (loss) earnings                                           $     485,532        (771,771)        589,384
    Equity in losses (earnings) of subsidiary                          (461,998)        634,347        (814,876)
    Other, net                                                           58,574         370,614         288,588
                                                                  --------------  --------------  --------------

             Net cash provided by operating activities                   82,108         233,190          63,096
                                                                  --------------  --------------  --------------

Investing activities:
    Proceeds from sale of securities available-for-sale                 197,262       1,844,763       2,647,147
    Purchase of securities available-for-sale                          (211,319)     (1,510,444)     (3,445,162)
    Principal collected on securities available-for-sale                     --          88,340         599,306
    Purchase of real estate                                                  --        (100,000)             --
    Loans receivable, net                                                15,102        (549,808)       (282,449)
                                                                  --------------  --------------  --------------

             Net cash provided by (used in) investing activities          1,045        (227,149)       (481,158)
                                                                  --------------  --------------  --------------

Financing activities:
    Dividends from subsidiary                                                --         226,109         588,767
    Treasury stock acquired                                             (84,626)        (44,375)             --
    Exercise of stock options                                                --             660         159,585
    Dividends paid                                                     (154,351)       (153,963)       (144,982)
                                                                  --------------  --------------  --------------

             Net cash provided by
               (used in) financing activities                          (238,977)         28,431         603,370
                                                                  --------------  --------------  --------------

             Net (decrease) increase in
               cash and cash equivalents                               (155,824)         34,472         185,308

Cash and cash equivalents at beginning of year                          409,472         375,000         189,692
                                                                  --------------  --------------  --------------

Cash and cash equivalents at end of year                          $     253,648         409,472         375,000
                                                                  ==============  ==============  ==============

                     HORIZON FINANCIAL SERVICES CORPORATION
                             STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------


ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m. local time, on October 26, 2000, at the main office of Horizon Federal Savings Bank, 301 First Avenue East, Oskaloosa, Iowa.


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


                             FISCAL 2000                                             FISCAL 1999
                 --------------------------------                     ------------------------------------

                    HIGH       LOW    DIVIDENDS                              HIGH      LOW     DIVIDENDS
                 --------------------------------                     ------------------------------------
   First Quarter   $9.000    $7.000     $.045          First Quarter       $16.750    $14.875     $.045
   Second Quarter   8.125     6.500      .045          Second Quarter       15.750     12.500      .045
   Third Quarter    7.000     6.500      .045          Third Quarter        12.750     10.000      .045
   Fourth Quarter   7.313     5.125      .045          Fourth Quarter       10.250      7.000      .045


Cash dividend payout is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, the payment will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the Bank's ability to pay dividends to the Company. The Company relies significantly upon such dividends originating from the Bank to accumulate earnings for payment of cash dividends to its stockholders. See Notes 12 and 13 to the Notes to Consolidated Financial Statements for a discussion of restrictions on the Bank's ability to pay dividends.

At September 8, 2000,  there were 845,362 shares of Horizon  Financial  Services
Corporation   common  stock  issued  and  outstanding  and   approximately   144
stockholders of record.

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


HORIZON FINANCIAL SERVICES CORPORATION EXECUTIVE OFFICERS

Robert W. DeCook
  President and Chief Executive Officer

Thomas L. Gillespie
  Vice President

Sharon K. McCrea
  Treasurer and Chief Financial Officer


INDEPENDENT AUDITORS                        CORPORATE COUNSEL

KPMG LLP                                    McCoy, Faulkner & Broerman
2500 Ruan Center                            216 South First Street
Des Moines, Iowa  50309                     Oskaloosa, Iowa  52577


SPECIAL COUNSEL

Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Seventh Floor
Washington, D.C.  20005