Form 10KSB, Exhibit 13
period 2001-06-30
HORIZON FINANCIAL SERVICES CORP
filed 2001-09-28
CIK 920600

--------------------------------------------------------------------------------


2001 ANNUAL REPORT

--------------------------------------------------------------------------------





[LOGO]










                           HORIZON FINANCIAL SERVICES
                                   CORPORATION

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------






         President's Letter to Shareholders.................................  1
         Selected Consolidated Financial Information........................  2
         Management's Discussion and Analysis of Financial
           Condition and Results of Operation...............................  4
         Consolidated Financial Statements.................................. 16
         Stockholder Information............................................ 42
         Corporate Information.............................................. 43















                          Annual Report on Form 10-KSB

A copy of Horizon Financial Services Corporation's Annual Report on Form 10-KSB for the year ended June 30, 2001, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. DeCook, President and Chief Executive Officer, Horizon Financial Services Corporation, 301 First Avenue East, Oskaloosa, Iowa, (641) 673-8328.

                         [HORIZON FINANCIAL LETTERHEAD]






                                                               September 25,2001

Dear Stockholder:


I am very pleased to report to you that the Company's fiscal year ended June 30, 2001 was again one of increased profitability. Net earnings for the year were $570,000, representing a return on average assets of .66%, compared to net earnings of $486,000 for the prior fiscal year, an improvement of 17.3%. Net interest income, the Company's core earnings was $2.65 million for fiscal 2001 compared to $2.72 million for the prior fiscal year, a 2.6% decline during a time of margin compression. Net interest income after provision for losses on loans in fiscal 2001 was $2.4 million compared to $2.6 million in fiscal 2000. The Company's average interest rate spread, the difference between the yield earned on interest earning assets and the rates paid on interest bearing liabilities, was 2.73%,compared to 3.06% for 2000. Its net interest margin, net interest income divided by average interest-earning assets, was 3.15% and 3.40% for the fiscal years 2001 and 2000 respectfully. Fee income was $595,000, an increase of $125,000 or 26.6% from fiscal 2000. This was the result of an increased number of fee based accounts and enhanced fee collection efforts.

Total assets increased by $6.2 million, to $89.4 million, an increase of 7.5%. Loans receivable increased by $3.03 million, to $65.4 million, as residential real estate and commercial real estate loans increased.

The Company repurchased 12.9% of its common stock, or 111,500 shares, during fiscal 2001. To date, the Company has repurchased 266,504 shares under past. repurchase programs. The shares repurchased during fiscal 2001 were purchased at an average price of $7.32, or 65.1% of book value at June 30, 2001. Management believes this to be an excellent investment and a prudent use of the Company's excess capital.

Your Board and management are committed to continue building value in Horizon Financial. We will also continue to be an organization which builds family financial relationships and demonstrates commitment to Jour customers and to the communities we serve.

On behalf of all of us at Horizon Financial and Horizon Federal, we thank you for your support of and your investment in Horizon Financial.


Yours very truly,


/s/ Robert W. DeCook
--------------------
Robert W. DeCook
President and Chief Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                      At June 30,
                                              -------------------------------------------------------------

                                                    2001       2000        1999        1998        1997
                                              -------------------------------------------------------------
                                                                    (In Thousands)
Selected Financial Condition Data:
---------------------------------

Total assets..................................     $89,416    $83,184     $85,023     $89,947     $85,969
Cash and cash equivalents.....................       5,592      1,981       7,917       6,367       5,621
Securities available-for-sale.................      15,525     15,670      17,097      23,922      24,942
Loans receivable, net.........................      65,446     62,417      56,066      55,996      52,193
Deposits......................................      69,872     64,761      59,576      60,145      57,641
Advances from FHLB............................       9,593      9,014      16,606      20,038      19,102
Stockholders' equity..........................       8,446      8,266       8,060       8,488       8,412


                                                                  Year Ended June 30,
                                               ------------------------------------------------------------

                                                    2001        2000        1999      1998(1)     1997(1)
                                               ------------------------------------------------------------
                                                         (In Thousands, Except Per Share Data)
Selected Operations Data:
------------------------

Total interest income..........................     $6,575      $6,171      $6,192     $6,744      $5,895
Total interest expense.........................      3,924       3,448       3,642      4,021       3,402
                                                    ------      ------      ------     ------      ------
  Net interest income..........................      2,651       2,723       2,550      2,723       2,493
Provision for losses on loans..................        276          96         139         94         252
                                                    ------      ------      ------     ------      ------
Net interest income after
 provision for losses on loans.................      2,375       2,627       2,411      2,629       2,241
Noninterest income
  Fees, commissions and service charges........        595         470         497        448         338
  Gain (loss) on sale of securities, net.......          2       (234)     (2,038)      (167)          81
  Other noninterest income.....................        ---         ---           8         27          19
                                                    ------      ------      ------     ------      ------
Total noninterest income.......................        597         236     (1,533)        308         438
Total noninterest expense......................      2,151       2,138       2,116      2,031       2,255(2)
                                                    ------      ------      ------     ------      ------
Earnings (loss) before taxes on income.........        821         725     (1,238)        906         424
Taxes on income................................        251         239       (466)        317         146
                                                    ------      ------      ------     ------      ------
Net earnings (loss)............................     $  570      $  486      $(772)     $  589      $  278
                                                    ======      ======      ======     ======      ======

Basic earnings (loss) per common share.........      $0.72       $0.56     ($0.90)     $ 0.71      $ 0.34
Diluted earnings (loss) per common share.......      $0.71       $0.56     ($0.90)     $ 0.69      $ 0.33
Dividends per share............................      $0.18       $0.18      $0.18      $ 0.18      $ 0.16


---------------
 (1) All per share information has been restated for the 2-for-1 stock split paid by the Company on November 10, 1997 in the form of a 100% stock dividend.

 (2) Includes the special assessment of $331,000 paid by the Company to the Federal Deposit Insurance Fund (the"FDIC") to recapitalize the Savings Association Insurance Fund (the "SAIF").


                                                                     Year Ended June 30,
                                                  -----------------------------------------------------------------

                                                       2001       2000        1999         1998          1997
                                                  -----------------------------------------------------------------
Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of net earnings
  (loss) to average  total assets).............        .66%         .58%        (.88%)       .67%         .35(1)
  Interest rate spread information:
  Average during year..........................       2.73         3.06         3.00        2.96         3.12
  End of year..................................       3.03         2.86         3.03        3.05         3.07
  Net interest margin(2).......................       3.15         3.40         3.17        3.23         3.41
  Ratio of operating expense to average
  total assets.................................       2.49         2.54         2.42        2.31         2.83(1)
  Return on stockholders' equity (ratio of
  net earnings (loss) to average equity).......       6.82         5.95        (9.33)       6.97         3.31(1)
Efficiency ratio(3)............................      66.27        66.96        69.26       63.51        67.51

Asset Quality Ratios:
  Non-performing assets to total assets at
  end of year(4)...............................       1.61         1.39         1.36        1.02         1.22
  Allowance for losses on loans to
  non-performing loans(4)......................      26.47        34.49        29.57       37.74        50.51
  Allowance for losses on loans  to total
  loans........................................        .56          .61          .61         .61          .65

Other Ratios:
  Stockholders' equity to total assets at
  end of year..................................       9.45         9.95         9.48        9.44         9.78
  Average stockholders' equity to average
  assets.......................................       9.68         9.71         9.46        9.61        10.54
  Average interest-earning assets to
  average interest-bearing liabilities.........     108.98%      107.83%      103.79%     105.65%      106.13%

Number of full-service offices.................        3            3            3           3            3


---------------
(1) Includes one-time SAIF assessment paid in fiscal 1997 of $331,000 ($207,000, net of taxes). Excluding the SAIF assessment, return on assets, ratio of operating expenses to total assets and return on stockholders' equity was .61%, 2.41% and 5.77%, respectively, for fiscal 1997.

(2)      Net interest income divided by average interest-earning assets.

(3)      Noninterest expense (excluding one-time SAIF assessment paid in fiscal
         1997) divided by net interest income and noninterest income (excluding gain (loss) on sale of securities, net).

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

         Local economic conditions in the Bank's market are declining. Currently, farm prices for both livestock and grain are better than at this time last year, but this is more than offset by factory layoffs and some decline in retail business. In addition, the Bank is experiencing difficulty, as are most business in the area, in hiring and retaining experienced personnel as labor shortages in the area continue to exist. In the event current economic and market conditions persist or worsen, loan demand and existing loans may be affected, which could adversely affect the financial condition and results of operations of the Company and the Bank.

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

Financial Condition

         June 30, 2001 Compared to June 30, 2000. Total assets increased $6.2 million, or 7.5%, to $89.4 million at June 30, 2001 from $83.1 million at June 30, 2000. The increase was reflected primarily in a $3.6 million increase in cash and cash equivalents and a $3.0 million increase in loans receivable, net. This increase was partially offset by a $295,000 decrease in deferred tax asset and a $222,400 decrease in Federal Home Loan Bank stock.

         Total liabilities increased $6.0 million, or 8.1%, to $81.0 million at June 30, 2001 from $74.9 million at June 30, 2000, primarily as a result of a $5.1 million increase in deposits generally obtained through competitive rate pricing of certificate of deposit accounts. Federal Home Loan Bank advances increased $578,000 and accrued expenses and other liabilities increased $390,000 as a result of increased accrued interest on deposits.

         Stockholders' equity increased $180,000, or 2.2%, during fiscal 2001, primarily through a substantial reduction in unrealized losses on securities available for sale of $558,000 and the retention of net income as retained earnings increased $430,000, or 8.4%. The Company repurchased 111,500 shares, or 12.9%, of its common stock, at an average per share price of $7.32, or 65.1% of book value at June 30, 2001. The Company paid cash dividends totaling approximately $139,000 or $.18 per share during fiscal 2001.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2001 and June 30, 2000

         General. Net earnings for the year ended June 30, 2001 increased $84,000 to $570,000 from $486,000 for the year ended June 30, 2000. This increase was primarily attributable to increased non-interest income. Fees, service charges, and commissions increased $125,000 as a result of increased number of fee-based accounts and enhanced fee collection efforts, and income from the sale of securities rose $236,000.

         During fiscal 2001, the Company's return on average assets ("ROAA") and return on average stockholders' equity ("ROAE") was .66% and 6.82%, respectively, compared to .58% and 5.95% for fiscal 2000. Average stockholders' equity to average assets was 9.68% during fiscal year 2001 compared to 9.71% during fiscal year 2000. The Company's dividend payout ratio was 25% during fiscal 2001 compared to 32% during fiscal 2000.

         Interest Income . Interest income was $6.6 million for the year ended June 30, 2001 and $6.2 million for the year ended June 30, 2000. Interest income on loans increased $628,000 for fiscal 2001 reflecting the increase in the average outstanding balance of loans receivable from $58.4 million for the year ended June 30, 2000 compared to $65.0 million for the year ended June 30, 2001, and an increase in average yield on loans for fiscal 2001 to 8.43% from 8.31% for fiscal 2000. Offsetting this increase in part was a $118,000 decrease in interest income on securities available-for-sale resulting from a decline in balances of securities available-for-sale and a decreasing yield on the available-for-sale portfolio during the last four months of fiscal year 2001. In addition, there was a $106,000 decrease in other investment income for the year ended June 30, 2001 as compared to the year ended June 30, 2000. The yield on all average interest-earning assets increased to 7.81% during fiscal 2001 from 7.70% during fiscal 2000.

         Interest Expense. Interest expense increased $476,000 to $3.9 million for the year ended June 30, 2001 compared to $3.4 million for the year ended June 30, 2000. The increase in interest expense was primarily due to the average outstanding balance of deposits increasing $6.8 million from $60.8 million for fiscal 2000 to $67.6 million for fiscal 2001. Contributing to the increase in interest expense was a weighted average rate on deposits increase of 54 basis points to 5.00% for fiscal 2001 from 4.46% for fiscal 2000. The impact of the increase in interest on deposits was offset in part by a decrease in interest on advances and other borrowings. Interest on advances and other borrowings decreased $191,000, or 26%, to $547,000 for the year ended June 30, 2001 compared to $738,000 for the year ended June 30, 2000. The average rate paid on all interest-bearing liabilities increased 44 basis points to 5.08% during fiscal 2001 from 4.64% during fiscal 2000.

         Net Interest Income. Net interest income decreased $72,000 to $2.65 million in fiscal 2001 from $2.72 in fiscal 2000, primarily the result of increased interest paid on deposits being greater than the growth in interest on loans accompanied with the decrease in interest on securities available-for-sale. The Company's net interest margin, which is net interest income divided by average interest-earning assets, decreased 25 basis points to 3.15% for fiscal 2001 as compared to 3.40% for fiscal 2000. During this same period, the Company's interest rate spread decreased to 2.73% in fiscal 2001 from 3.06% in fiscal 2000. Also in response to decreased earnings on available-for-sale securities and other investment income which were more reactive to the markets declining interest rates. The ratio of the Company's average interest-earning assets to average interest-bearing liabilities increased to 108.98% during fiscal 2001 from 107.83% during fiscal 2000.

         Provision for Losses on Loans. The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowance for losses on loans. During the year ended June 30, 2001, the Company recorded a provision for losses on loans of $276,000 compared to a $96,000 provision in fiscal 2000. Additional provisions were applied in the second quarter of fiscal 2001 in response to a $161,000 charge-off of an unsecured commercial line of credit. The Company continues to monitor and adjust its allowance for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach to maintain the allowance for loan losses at a level consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non- performing assets and their estimated value. Future additions to the Company's allowance for losses on loans and any change in the related ratio of the allowance for losses on loans to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for losses on loans reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations. As of June 30, 2001 and June 30, 2000, the Company's allowance for losses on loans was $369,000 and $379,000, respectively.

         As of June 30, 2001, the Company's non-performing assets, consisting of nonaccruing loans, accruing loans 90 days or more delinquent, real estate owned and repossessed consumer property, totaled $1,444,000 or 1.61% of total assets compared to $1,155,000 or 1.39% of total assets as of June 30, 2000. The increase in non-performing assets related primarily to a $295,000 increase in non-accruing loans past-due 90 or more days and a $6,000 decrease in repossessed consumer property. One-to-four family non-accruing mortgage loans increased $344,000 while all other classes of non-accruing loans decreased $49,000.

         Non-interest Income. Non-interest income increased $361,000 to $597,000 for the year ended June 30, 2001 from $236,000 for the year ended June 30, 2000. The increase was primarily attributable to a gain on sales of securities available-for-sale of $2,000 for fiscal 2001 as compared to losses of $234,000 on sales of securities available-for-sale in fiscal 2000. Contributing to the increase in non-interest income was a 27% increase in fees, service charges and commissions of $125,000, from $470,000 for the year ended June 30, 2000, to $595,000 for the year ended June 30, 2001, as a result of an increased number of fee based accounts and enhanced fee collection efforts.

         Non-interest Expense. Non-interest expense increased by $13,000 in fiscal 2001. Increases of $48,000 in other expense and $11,000 in data processing services were largely offset by decreases in compensation, payroll taxes and employee benefits of $22,000 and advertising expense of $22,000.

         Income Tax Expense. Income taxes increased $12,000 to $251,000 for the year ended June 30, 2001 from $239,000 for the same period in 2000. The increase was primarily due to an increase in earnings before taxes on income. Income tax expense was reduced by low income housing credits of approximately $42,000, which will continue annually through 2005. The Company's effective tax rate for fiscal 2001 was 30.6%, a decrease from 33.0% for fiscal 2000 due to the reduction of necessary over accrual of income tax which is slowly being brought into income.

Comparison of Fiscal Years Ended June 30, 2000 and June 30, 1999

         General. Net earnings for the year ended June 30, 2000 increased $1,257,000 to $485,000 from a net loss of ($772,000) for the year ended June 30, 1999. This increase was primarily attributable to a significant decrease in losses on sales of securities.

         During fiscal 2000, the Company's ROAA and ROAE was .58% and 5.95%, respectively, compared to (.88%) and (9.33%) for fiscal 1999. Average stockholders' equity to average assets was 9.71% during fiscal year 2000 compared to 9.46% during fiscal 1999. The Company's dividend payout ratio was 32% during fiscal 2000.

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

         Non-interest Income. Noninterest income increased $1.8 million to $236,000 for the year ended June 30, 2000 from ($1,533,000) for the year ended June 30, 1999. The increase was primarily attributable to a decrease in losses on assets available for sale from a loss of $2.0 million during fiscal 1999 as compared to a loss of $234,000 for fiscal 2000. The loss recognized on securities for fiscal 1999 of $1.5 million was the result of write-downs on interest only mortgage-backed securities resulting from a decline in fair value that was judged to be other than temporary. This decline in fair value resulted from a sustained increase in the prepayment speeds, due to refinancings, of the underlying mortgage loans as a result of the low interest rate environment. The Bank cannot predict interest rates or prepayment speeds. This increase was slightly offset by a $27,000 decrease in fees, service charges and commissions, primarily due to decreased loan fees received on loans originated for sale in the secondary market as a result of a reduction in loans originated for sale.

         Non-interest Expense. Noninterest expense increased by $22,000 in fiscal 2000. Increases of $59,000 in other expense and $25,000 in advertising expense were partially offset by decreases in compensation, payroll taxes and employee benefits of $45,000 and office property and equipment expense of $16,000.

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


                                                                              Year Ended June 30,
                                     ----------------------------------------------------------------------------------------------
                                                   2001                              2000                          1999
                                     ------------------------------    -----------------------------  -----------------------------
                                      Average      Interest              Average    Interest            Average    Interest
                                     Outstanding    Earned/   Yield/   Outstanding   Earned/  Yield/  Outstanding   Earned/  Yield/
                                      Balance        Paid      Rate      Balance      Paid     Rate     Balance      Paid     Rate
                                     ----------    --------  -------   -----------   ------   ------  -----------   -------  ------
                                                                           (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1).................  $64,985      $5,479     8.43%    $58,401      $4,852    8.31%    $55,243     $4,597    8.32%
 Securities available-for-sale.......   15,228         955     6.27      16,259       1,073    6.60      21,020      1,340    6.38
 Other interest-earning assets.......    3,360         101     3.01       4,349         176    4.05       3,002        178    5.93
 FHLB stock..........................      634          39     6.15       1,087          70    6.44       1,203         77    6.40
                                       -------      ------              -------      ------             -------     ------
  Total interest-earning assets(1)...   84,207       6,574     7.81      80,096       6,171    7.70      80,468      6,192    7.70
                                       -------      ------              -------      ------             -------     ------

Interest-Bearing Liabilities:
 Savings deposits....................   23,124       1,027     4.44      23,441       1,055    4.50      19,938        857    4.30
 Money market deposits...............      352           9     2.56         433          10    2.31         540         13    2.41
 Demand and NOW deposits.............    8,650         179     2.07       8,063         163    2.02       6,905        132    1.91
 Certificates of deposit.............   35,442       2,162     6.10      28,822       1,482    5.14      31,031      1,635    5.27
 FHLB Advances.......................    9,699         547     5.64      13,522         738    5.46      19,115      1,005    5.26
                                       -------      ------              -------      ------             -------     ------
   Total interest-bearing liabilities  $77,267       3,924     5.08     $74,281       3,448    4.64     $77,529      3,642    4.70
                                       -------      ------              -------      ------             -------     ------

Net interest income..................               $2,650                           $2,723                         $2,550
                                                    ======                            =====                          =====

Net interest rate spread.............                          2.73%                           3.06%                          3.00%
                                                               ====                            ====                           ====

Net interest-earning assets..........  $ 6,940                           $5,815                          $2,939
                                       =======                            =====                           =====

Net interest margin(2)...............                          3.15%                           3.40%                          3.17%
                                                               ====                            ====                           ====

Average interest-earning assets to

 average interest-bearing liabilities               108.98%                          107.83%                        103.79%
                                                    ======                           ======                         ======

---------------

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

                                                                    Year Ended June 30,
                                        ------------------------------------------------------------------------------
                                                        2001 vs. 2000                          2000 vs. 1999
                                        ------------------------------------------------------------------------------
                                                Increase                                  Increase
                                               (Decrease)                                (Decrease)
                                                 Due to                                     Due to
                                        ----------------------------      Total      -------------------    Total
                                                                        Increase                           Increase
                                           Volume        Rate          (Decrease)      Volume     Rate    (Decrease)
                                        ----------- ---------------- --------------- --------- --------- -------------
                                                                    (In Thousands)
Interest-earning assets:
  Loans receivable......................    $343         $285            $628           $250       $  5        $ 255
  Securities available-for-sale.........      (6)        (112)           (118)          (404)       137         (267)
  Other interest-earning assets.........     (54)         (21)            (75)            (1)        (1)          (2)
  FHLB Stock............................     (15)         (16)            (31)            (9)         2           (7)
                                           -----        -----           -----         ------        ---         ----

    Total interest-earning assets.......    $268         $136            $404          $(165)      $143        $ (21)
                                             ===          ===             ===           ====        ===           ==

Interest-bearing liabilities:
  Savings deposits......................       2          (30)            (28)            (5)       203          198
  Money market deposits.................      (1)         ---              (1)            (3)       ---           (3)
  Demand and NOW deposits...............      (1)          17              16             19         12           31
  Certificates of deposits..............     557          123             680            (92)       (61)        (153)
  FHLB advances.........................   1,057       (1,248)           (191)          (360)        93         (267)
                                           -----        -----             ---            ---        ---         ----

    Total interest-bearing liabilities..  $1,614      $(1,138)           $476          $(441)      $ 24        $(194)
                                           =====       ======             ===           ====         ==         ----

Net interest income.....................                                 $(72)                                 $ 173
                                                                           ==                                   ====

Interest Rate Spread

         The following table sets forth the weighted average yields on interest-earning assets, the weighted average rates on interest-bearing liabilities and the interest rate spread between weighted average yields and rates at the end of each of the years presented. Non-accruing loans have been included in the table as carrying a zero yield.

                                                            At June 30,
                                                 -------------------------------
                                                    2001        2000        1999
                                                 -------------------------------
Weighted average yield on:

 Loans receivable, net(1)......................    8.49%       8.16%       8.14%
 Securities available-for-sale.................    5.42        6.55        6.37
 Other interest-earning assets(2)..............    3.73        1.85        4.85
 FHLB stock....................................    4.56        6.86        6.25
   Combined weighted average yield on
   interest-earning assets.....................    7.64        7.72        7.52

Weighted average rate paid on:

 Savings deposits..............................    3.69        4.60        4.17
 Money market deposits.........................    2.28        2.41        2.37
 Demand and NOW deposits.......................    1.57        1.98        1.81
 Certificates of Deposit.......................    5.81        5.63        5.12
 FHLB advances.................................    5.49        5.67        5.07
   Combined weighted average rate paid
   on interest-bearing liabilities.............    4.64        4.86        4.49

 Spread........................................    3.00%       2.86%       3.03%


---------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for losses on loans.
(2) FHLB demand account only other interest-earning assets on June 30, 2001.

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

         The OTS issued a regulation which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk based capital requirement. The amount of that deduction is one-half of the difference between
(a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Notwithstanding the foregoing and the fact that the Bank, due to its asset size and level of risk-based capital, is exempt from this requirement, utilizing this measuring concept, a deduction to risk-based capital would have been required as of June 30, 2001 if the regulation applied to the Bank. However, even if such deduction was applied, the Bank would still meet their risk-based capital requirement under current regulatory guidelines.

         Presented below, as of June 30, 2001, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits and in accordance with OTS regulations. Such limits have been established with consideration of the dollar impact of various rate changes and the Bank's strong capital position. Management reviews the OTS measurements on a quarterly basis. At June 30, 2001, the Bank's interest rate risk was within the Board's prescribed guidelines.



                                                    At June 30,
            Change in           Board Limit            2001
          Interest Rate       (min NPV ratios)        -----
          (Basis Points)          % Change           %Change
        -------------------------------------------------------
               +300                5.00%                9.32%
               +200                6.00                10.31
               +100                6.75                11.27
                  0                6.75                12.08
               -100                6.75                12.51
               -200                6.00                12.78
               -300                5.00                13.03


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

         The Company principally uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs. At June 30, 2001, the Company had $2.7 million of loan commitments. The Company anticipates that it will have sufficient funds available to meet outstanding loan commitments. Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Bank's foreseeable short- and long-term liquidity needs.

         Certificates of deposit scheduled to mature in a year or less at June 30, 2001 totaled $28.4 million or 76.3% of the Company's total certificates of deposit. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company. There can be no assurance, however, that the Company can retain all such deposits. At June 30, 2001, the Company had outstanding borrowings of $9.6 million from the FHLB of Des Moines and had the capacity to borrow up to approximately $26.4 million.

         The primary investing activities of the Company include the origination of loans and the purchase of mortgage-backed securities. At June 30, 2001, these assets accounted for over 86.7% of the Company's total assets. Such origination and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, deposit growth, FHLB advances, and net income.

         At June 30, 2001, the Bank had tangible and core capital of $6.2 million, or 7.1% of adjusted total assets, which was approximately $4.9 million and $2.7 million above the minimum requirements of 1.5% and 4.0%, respectively. At June 30, 2001, the Bank had total risk-based capital of $6.5 million (including $6.2 million in core capital), or 12.0% of risk-weighted assets of $54.5 million. This amount was $2.2 million above the 8.0% requirement in effect on that date.

Impact of Inflation and Changing Prices

         The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and results of operations generally in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Effect of New Accounting Standards

         Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" - SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 does not allow hedging of a security which is classified as held to maturity. Accordingly, upon adoption of SFAS No. 133, companies may reclassify any security from held to maturity to available for sale if they wish to be able to hedge the security in the future. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, was effective for the Company beginning July 1, 2000. The adoption of SFAS No. 133, SFAS No. 137 and SFAS No. 138 did not have a significant impact on the Company's financial statements.

         In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

 [KPMG LETTERHEAD]

                          Independent Auditors' Report



The Board of Directors
Horizon Financial Services Corporation
Oskaloosa, Iowa:


We have audited the accompanying consolidated balance sheets of Horizon Financial Services Corporation and subsidiaries as of June 30, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Financial Services Corporation and subsidiaries as of June 30, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP
------------
KPMG LLP



Des Moines, Iowa
August 1, 2001

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             June 30, 2001 and 2000

                                                                                         2001               2000
                                                                                     ------------       ------------
                                     Assets
Cash and cash equivalents                                                            $  5,591,526          1,981,511
Securities available-for-sale (note 2)                                                 15,525,117         15,670,119
Loans receivable, net (notes 3 and 4)                                                  65,445,714         62,417,395
Real estate (note 5)                                                                      280,458            248,951
Stock in Federal Home Loan Bank, at cost                                                  480,100            702,500
Office property and equipment, net (note 6)                                             1,253,741          1,049,821
Accrued interest receivable (note 7)                                                      682,183            602,765
Deferred tax asset (note 10)                                                               85,550            380,300
Prepaid expenses and other assets                                                          71,499            130,718
                                                                                     ------------       ------------

                    Total assets                                                     $ 89,415,888         83,184,080
                                                                                     ============       ============

                      Liabilities and Stockholders' Equity

Deposits (note 8)                                                                    $ 69,871,926         64,761,224
Advances from Federal Home Loan Bank (note 9)                                           9,592,627          9,014,199
Advance payments by borrowers for taxes and insurance                                     393,550            410,555
Accrued income taxes                                                                      191,603            201,950
Accrued expenses and other liabilities                                                    919,996            530,145
                                                                                     ------------       ------------

                    Total liabilities                                                  80,969,702         74,918,073
                                                                                     ------------       ------------

Stockholders' equity:
     Preferred stock, $.01 par value; authorized 250,000 shares; none issued                   --                --
     Common stock, $.01 par value; 1,500,000 shares authorized;
         1,500,000 shares authorized                                                       10,462             10,462
     Additional paid-in capital                                                         5,022,511          5,020,361
     Retained earnings, substantially restricted (note 12)                              5,565,793          5,135,636
     Treasury stock, at cost (294,736 and 183,236 shares in 2001
         and 2000, respectively)                                                       (2,129,894)        (1,314,197)
     Unearned employee stock ownership plan shares (note 11)                                   --             (5,593)
     Accumulated other comprehensive loss - net
         unrealized  loss on securities available for sale                                (22,686)          (580,662)
                                                                                     ------------       ------------

                    Total stockholders' equity                                          8,446,186          8,266,007

Commitments and contingencies (notes 3 and 15)                                                 --                 --
                                                                                     ------------       ------------

                    Total liabilities and stockholders' equity                       $ 89,415,888         83,184,080
                                                                                     ============       ============



See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Operations

                    Years ended June 30, 2001, 2000 and 1999



                                                                                     2001            2000             1999
                                                                                  ----------      ----------       ----------
Interest income:
     Loans                                                                        $5,479,239       4,851,413        4,597,470
     Investment securities available-for-sale                                        955,098       1,072,849        1,339,629
     Other interest income                                                           140,300         246,441          255,272
                                                                                  ----------      ----------       ----------

                     Total interest income                                         6,574,637       6,170,703        6,192,371
                                                                                  ----------      ----------       ----------

Interest expense:
     Deposits (note 8)                                                             3,376,353       2,709,550        2,636,943
     Advance from Federal Home Loan Bank (note 9)                                    547,170         738,089        1,005,569
                                                                                  ----------      ----------       ----------

                     Total interest expense                                        3,923,523       3,447,639        3,642,512
                                                                                  ----------      ----------       ----------

                     Net interest income                                           2,651,114       2,723,064        2,549,859

Provision for losses on loans (note 4)                                               276,373          96,000          138,540
                                                                                  ----------      ----------       ----------

                     Net interest income after provision for losses on loans       2,374,741       2,627,064        2,411,319
                                                                                  ----------      ----------       ----------

Noninterest income:
     Fees, service charges and commissions                                           595,219         470,009          497,012
     Gain (loss) on sale of securities, net                                            2,084        (233,976)      (2,038,667)
     Other                                                                                --              --            8,573
                                                                                  ----------      ----------       ----------

                     Total noninterest income (loss)                                 597,303         236,033       (1,533,082)
                                                                                  ----------      ----------       ----------

Noninterest expense:
     Compensation, payroll taxes and employee benefits (note 11)                   1,143,216       1,165,315        1,210,041
     Advertising                                                                      75,286          97,440           71,750
     Office property and equipment                                                   324,602         317,303          333,336
     Federal insurance premiums and special assessments (note 13)                     32,719          41,431           44,197
     Data processing services                                                        180,961         169,557          155,169
     Other real estate                                                                19,658          21,232           35,317
     Other                                                                           374,399         326,187          266,798
                                                                                  ----------      ----------       ----------

                     Total noninterest expense                                     2,150,841       2,138,465        2,116,608
                                                                                  ----------      ----------       ----------

                     Earnings (loss) before taxes on income (benefit)                821,203         724,632       (1,238,371)

Taxes on earnings (benefit) (note 10)                                                251,600         239,100         (466,600)
                                                                                  ----------      ----------       ----------

                     Net earnings (loss)                                          $  569,603         485,532         (771,771)
                                                                                  ==========      ==========       ==========

Basic earnings (loss) per common share                                            $     0.72            0.56            (0.90)
                                                                                  ==========      ==========       ==========

Diluted earnings (loss) per common share                                          $     0.71            0.56            (0.90)
                                                                                  ==========      ==========       ==========

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

  Consolidated Statements of Changes in Stockholders' Equity and Comprehensive
                                     Income

                    Years ended June 30, 2001, 2000 and 1999

                                                                       Preferred    Common      paid-in      Retained      Treasury
                                                                         stock       stock      capital      earnings       stock
                                                                      -----------   -------   ----------   ----------    ----------
Balance at June 30, 1998                                              $        --    10,462    4,894,744    5,730,257    (1,185,924)

Comprehensive income:
     Net earnings (loss)                                                       --        --           --     (771,771)           --
     Unrealized losses on securities available-for-sale                        --        --           --           --            --
     Less: reclassification adjustment for net realized losses
         included in net income, net of tax                                    --        --           --           --            --
                                                                      -----------   -------   ----------   ----------    ----------

         Total comprehensive income (loss)                                     --        --           --     (771,771)           --
                                                                      -----------   -------   ----------   ----------    ----------


Dividends declared ($.18 per share)                                            --        --           --     (153,963)           --
Treasury stock acquired                                                        --        --           --           --       (44,375)
Stock options exercised                                                        --        --           --          (68)          728
ESOP shares allocated                                                          --        --           --           --            --
Stock appreciation of allocated ESOP shares                                    --        --       89,450           --            --
Tax benefit related to non-qualified recognition and retention plan            --        --       12,567           --            --
Amortization of recognition and retention plan                                 --        --           --           --            --
                                                                      -----------   -------   ----------   ----------    ----------

Balance at June 30, 1999                                                       --    10,462    4,996,761    4,804,455    (1,229,571)

Comprehensive income:
     Net earnings                                                              --        --           --      485,532            --
     Unrealized losses on securities available-for-sale                        --        --           --           --            --
     Less: reclassification adjustment for net realized losses
         included in net income, net of tax                                    --        --           --           --            --
                                                                      -----------   -------   ----------   ----------    ----------

         Total comprehensive income                                            --        --           --      485,532            --
                                                                      -----------   -------   ----------   ----------    ----------

Dividends declared ($.18 per share)                                            --        --           --     (154,351)           --
Treasury stock acquired                                                        --        --           --           --       (84,626)
ESOP shares allocated                                                          --        --           --           --            --
Stock appreciation of allocated ESOP shares                                    --        --       23,600           --            --
                                                                      -----------   -------   ----------   ----------    ----------

Balance at June 30, 2000                                                       --    10,462    5,020,361    5,135,636    (1,314,197)

Comprehensive income:
     Net earnings                                                              --        --           --      569,603            --
     Unrealized gains on securities available-for-sale                         --        --           --           --            --
     Less: reclassification adjustment for net realized gains
         included in net income, net of tax                                    --        --           --           --            --
                                                                      -----------   -------   ----------   ----------    ----------

         Total comprehensive income                                            --        --           --      569,603            --
                                                                      -----------   -------   ----------   ----------    ----------

Dividends declared ($.18 per share)                                            --        --           --     (139,446)           --
Treasury stock acquired                                                        --        --           --           --      (815,697)
ESOP shares allocated                                                          --        --           --           --            --
Stock appreciation of allocated ESOP shares                                    --        --        2,150           --            --
                                                                      -----------   -------   ----------   ----------    ----------

Balance at June 30, 2001                                              $        --    10,462    5,022,511    5,565,793    (2,129,894)
                                                                      ===========   =======   ==========   ==========    ==========

                                                                                     Recognition     Net unrealized
                                                                         Unearned        and            loss on
                                                                           ESOP       retention        securities       Additional
                                                                          shares         plan      available-for-sale      Total
                                                                       ----------    ----------   ------------------    ---------
Balance at June 30, 1998                                                 (129,205)      (11,439)       (821,075)        8,487,820

Comprehensive income:
     Net earnings (loss)                                                       --            --              --          (771,771)
     Unrealized losses on securities available-for-sale                        --            --      (1,061,478)       (1,061,478)
     Less: reclassification adjustment for net realized losses
         included in net income, net of tax                                    --            --       1,426,296         1,426,296
                                                                       ----------    ----------      ----------        ----------

         Total comprehensive income (loss)                                     --            --         364,818          (406,953)
                                                                       ----------    ----------      ----------        ----------


Dividends declared ($.18 per share)                                            --            --              --          (153,963)
Treasury stock acquired                                                        --            --              --           (44,375)
Stock options exercised                                                        --            --              --               660
ESOP shares allocated                                                      63,702            --              --            63,702
Stock appreciation of allocated ESOP shares                                    --            --              --            89,450
Tax benefit related to non-qualified recognition and retention plan            --            --              --            12,567
Amortization of recognition and retention plan                                 --        11,439              --            11,439
                                                                       ----------    ----------      ----------        ----------

Balance at June 30, 1999                                                  (65,503)           --        (456,257)        8,060,347

Comprehensive income:
     Net earnings                                                              --            --              --           485,532
     Unrealized losses on securities available-for-sale                        --            --        (331,269)         (331,269)
     Less: reclassification adjustment for net realized losses
         included in net income, net of tax                                    --            --         206,864           206,864
                                                                       ----------    ----------      ----------        ----------

         Total comprehensive income                                            --            --        (124,405)          361,127
                                                                       ----------    ----------      ----------        ----------

Dividends declared ($.18 per share)                                            --            --              --          (154,351)
Treasury stock acquired                                                        --            --              --           (84,626)
ESOP shares allocated                                                      59,910            --              --            59,910
Stock appreciation of allocated ESOP shares                                    --            --              --            23,600
                                                                       ----------    ----------      ----------        ----------

Balance at June 30, 2000                                                   (5,593)           --        (580,662)        8,266,007

Comprehensive income:
     Net earnings                                                              --            --              --           569,603
     Unrealized gains on securities available-for-sale                         --            --         559,283           559,283
     Less: reclassification adjustment for net realized gains
         included in net income, net of tax                                    --            --          (1,307)           (1,307)
                                                                       ----------    ----------      ----------        ----------

         Total comprehensive income                                            --            --         557,976         1,127,579
                                                                       ----------    ----------      ----------        ----------

Dividends declared ($.18 per share)                                            --            --              --          (139,446)
Treasury stock acquired                                                        --            --              --          (815,697)
ESOP shares allocated                                                       5,593            --              --             5,593
Stock appreciation of allocated ESOP shares                                    --            --              --             2,150
                                                                       ----------    ----------      ----------        ----------

Balance at June 30, 2001                                                       --            --         (22,686)        8,446,186
                                                                       ==========    ==========      ==========        ==========

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended June 30, 2001, 2000 and 1999



                                                                                  2001              2000              1999
                                                                              -----------       -----------       -----------
Cash flows from operating activities:
     Net earnings (loss)                                                      $   569,603           485,532          (771,771)
     Adjustments to reconcile net income (loss) to net cash provided by operating activities:
         Depreciation                                                             134,051           140,247           147,461
         Amortization of fees, premiums, and accretion of discounts, net           13,523           (36,793)           (7,636)
         Provision for losses on loans                                            276,373            96,000           138,540
         Loans originated for sale                                             (5,468,450)       (2,558,620)       (9,047,665)
         Proceeds on sales of loans                                             4,861,203         3,527,863         8,616,722
         Amortization of stock compensation plans                                   7,743            83,510           177,158
         (Gain) loss on sale of securities                                         (2,084)          233,976           547,667
         Impairment losses on securities                                               --                --         1,491,000
         Gain on sale of fixed assets                                              (3,687)               --            (8,573)
         Reinvested dividends                                                     (31,901)          (65,668)          (75,149)
         (Increase) decrease in accrued interest receivable                       (79,418)          (80,644)          160,999
         Increase (decrease) in accrued taxes payable and deferred taxes          (47,346)          669,877          (877,419)
         Other, net                                                               462,563           122,283          (209,838)
                                                                              -----------       -----------       -----------

                    Net cash provided by operating activities                     692,173         2,617,563           281,496
                                                                              -----------       -----------       -----------

Cash flows from investing activities:
     Securities available-for-sale:
         Purchases                                                             (5,072,406)       (4,215,094)       (6,338,703)
         Proceeds from sale                                                     4,651,188         1,232,520         6,739,179
         Proceeds from maturity and principal collected                         1,476,407         4,081,993         5,047,962
     Loans to customers, net                                                   (2,742,445)       (7,416,239)          222,422
     Proceeds from sale of real estate                                                 --                --             5,000
     Purchases of real estate                                                          --                --          (100,000)
     Proceeds from sale of Federal Home Loan Bank stock                           222,400           500,000                --
     Proceeds from sale of office property and equipment                           11,900                --            13,582
     Purchases of office property and equipment                                  (346,184)         (101,015)         (115,007)
                                                                              -----------       -----------       -----------

                    Net cash (used in) provided by investing activities        (1,799,140)       (5,917,835)        5,474,435
                                                                              -----------       -----------       -----------

Cash flows from financing activities:
     Increase (decrease) in deposits                                            5,110,702         5,184,992          (568,634)
     (Decrease) increase in advance payments by borrowers for taxes and
      insurance                                                                   (17,005)           10,725            (7,220)
     Proceeds from advances from Federal Home Loan Bank                         3,500,000         1,000,000         6,650,000
     Principal payments on advances from Federal Home Loan Bank                (2,921,572)       (8,591,977)      (10,081,998)
     Payment of dividends                                                        (139,446)         (154,351)         (153,963)
     Exercise of stock options                                                         --                --               660
     Treasury stock acquired                                                     (815,697)          (84,626)          (44,375)
                                                                              -----------       -----------       -----------

                    Net cash provided by (used in) financing activities         4,716,982        (2,635,237)       (4,205,530)
                                                                              -----------       -----------       -----------

                    Net increase (decrease) in cash and cash equivalents        3,610,015        (5,935,509)        1,550,401

Cash and cash equivalents at beginning of year                                  1,981,511         7,917,020         6,366,619
                                                                              -----------       -----------       -----------

Cash and cash equivalents at end of year                                      $ 5,591,526         1,981,511         7,917,020
                                                                              ===========       ===========       ===========

Supplemental disclosures of cash flow information: Cash paid during the year
     for:
         Interest                                                             $ 3,623,104         3,344,069         3,752,446
         Taxes                                                                    298,947           185,082           415,750
     Noncash investing and financing activities:
         Transfers from loans to real estate                                       45,000                --                --
                                                                              ===========       ===========       ===========

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000



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

      Consolidation and Basis of Presentation

      The consolidated financial statements include the accounts of Horizon Financial Services Corporation and its wholly owned subsidiary, the Bank, and its wholly owned subsidiary, Horizon Investment Services, Inc. Horizon Investment Services, Inc. provides investment products and sells credit life insurance to customers of the Bank. All material intercompany accounts and transactions have been eliminated.

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for losses on loans.

      Cash and Cash Equivalents

      For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents include interest-earning deposits of $5,018,000 and $1,406,000 at June 30, 2001 and 2000, respectively.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


      Earnings Per Share

      Basic earnings per share is determined using net income and weighted average common shares outstanding, decreased by unearned employee stock ownership plan (ESOP) shares. Diluted earnings per share, is computed by dividing net income by the weighted average common shares, decreased by unearned ESOP shares and increased by assumed incremental common shares issued. Amounts used in the determination of basic and diluted earnings per share for the years ended June 30, 2001, 2000, and 1999 are shown in table below.
                                                 2001        2000       1999
                                              ---------   ---------  ---------

Net earnings (loss)                           $ 569,603     485,532   (771,771)
                                              =========   =========  =========

Weighted average common shares outstanding      790,477     868,899    879,151
Less - unearned ESOP shares                        (236)     (7,487)   (18,768)
                                              ---------   ---------  ---------

                    Weighted average common
                        shares - basic          790,241     861,412    860,383

Assumed incremental common shares issued
     upon exercise of stock options               6,782       9,045         --
                                              ---------   ---------  ---------

                    Weighted average common
                        shares - diluted        797,023     870,457    860,383
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

                                                                     (Continued)
                                       21

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


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

      Loan Origination Fees and Related Costs

      Mortgage loan origination fees and certain direct loan origination costs, if material, are deferred and the net fee or cost is recognized in operations using the interest method. Direct loan origination costs for other loans are expensed as incurred, as such costs are not material.

      Real Estate

      Investment in real estate represents a limited partnership interest in a low income housing apartment complex, and a 50% partnership interest in a retail mall. The investments are carried at cost, adjusted for earnings and losses of the limited partnerships.

      Real estate acquired in settlement of loans is carried at the lower of cost or fair value. When property is acquired through foreclosure or a loan is considered impaired, any excess of the related loan balance over fair value is charged to the allowance for losses on loans. An allowance for real estate losses is provided as circumstances indicate additional loss on the property and is charged to noninterest expense.

                                                                     (Continued)
                                       22

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


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

      Maintenance and repairs are charged to expense as incurred. Improvements are capitalized and subsequently depreciated. The cost and accumulated depreciation of properties retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts. Related gain or loss from such transactions is credited or charged to income.

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

      Accounting principles generally accepted in the United States of America require use of the asset and liability method of accounting for income taxes, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                                                                     (Continued)
                                       23

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


      Stock Option Plan

      The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provide pro forma net earnings and pro forma net earnings per common share disclosures for employee stock option grants made subsequent to the adoption date as if the fair-value-based method defined in SFAS No. 123 had been applied. APB Opinion No. 25 requires compensation expense to be recorded only if on the date of grant the current market price of the underlying stock exceeds the exercise price. The Company has made no option grants since the adoption of SFAS No. 123.

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

                      Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, real estate and consumer.

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

                             June 30, 2001 and 2000


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

             Effect of New Accounting Standards

             SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 137 and SFAS No. 138, amendments to SFAS No. 133, was effective for the Company beginning July 1, 2000. Adoption of this new standard has not had a material effect on its financial statements.

             In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

             Reclassifications

      Certain amounts in the June 30, 2000 financial statements have been reclassified to conform to the presentation used in the June 30, 2001 financial statements.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000

                                                                                                 Gross               Gross
                                                       Amortized           unrealized         unrealized             Fair
                     Description                         cost                 gains             losses               value
----------------------------------------------------  -----------         -----------         -----------         -----------
2001:
     FHLB bonds - due beyond one year,
         but within five years                        $ 1,000,000               4,500               8,344             996,156
     FHLB bonds - due beyond five years,
         but within ten years                                  --                  --                  --                  --
     Small Business Administration guaranteed
         loan participation certificates                  689,698               3,526                  --             693,224
     Mortgage-backed and related securities:
         Mortgage-backed securities                     7,923,204              68,853                  --           7,992,057
         Collateralized mortgage obligations            4,108,569              19,908                  --           4,128,477
     Mutual funds                                       1,222,718                  --                  --           1,222,718
     Equity securities                                    612,934              13,030             134,739             491,225
                                                      -----------         -----------         -----------         -----------

                                                       15,557,123             109,817             143,083          15,523,857

     Stripped mortgage-backed securities:
         Principal only                                     4,231                  --               2,971               1,260
                                                      -----------         -----------         -----------         -----------

                                                      $15,561,354             109,817             146,054          15,525,117
                                                      ===========         ===========         ===========         ===========

2000:
     FHLB bonds - due beyond one year,
         but within five years                        $   500,000                  --              57,906             442,094
     FHLB bonds - due beyond five years,
         but within ten years                             500,000                  --              74,754             425,246
     Small Business Administration guaranteed
         loan participation certificates                  710,377                  --              18,351             692,026
     Mortgage-backed and related securities:
         Mortgage-backed securities                     5,068,970                  --             133,937           4,935,033
         Collateralized mortgage obligations            7,475,355                  --             342,981           7,132,374
     Mutual funds                                       1,209,417                  --              18,600           1,190,817
     Equity securities                                  1,144,550               7,250             301,925             849,875
                                                      -----------         -----------         -----------         -----------

                                                       16,608,669               7,250             948,454          15,667,465

     Stripped mortgage-backed securities:
         Principal only                                     6,011                  --               3,357               2,654
                                                      -----------         -----------         -----------         -----------

                                                      $16,614,680               7,250             951,811          15,670,119
                                                      ===========         ===========         ===========         ===========


                                                                     (Continued)
                                       26

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


      Sales of securities available-for-sale resulted in the following for the three years ended June 30:

                               2001                2000               1999
                            ----------          ---------          ---------

Proceeds                    $4,651,188          1,232,520          6,739,179
Gross realized gains            66,373             84,857            166,347
Gross realized losses           64,289            318,832            714,014
                            ==========         ==========         ==========

In 1999, the Company recognized a write down of $1,491,000 on interest only strip mortgage-backed securities resulting from a decline in fair value that was judged to be other than temporary. Those deemed impaired securities were sold in fiscal year 2000.

      As of June 30, 2001, the Company had entered into a commitment to purchase a mortgage backed security in the amount of $1,116,600.

(3)   Loans Receivable

      At June 30, 2001 and 2000, loans receivable consisted of the following:


                                                  2001                2000
                                              -----------         -----------
Residential real estate loans:
     One-to-four-family                       $40,716,220          39,703,500
     One-to four-family held for sale             798,530                  --
     Multifamily                                1,458,223           1,234,436
     Construction                               1,380,661           1,245,413
                                              -----------         -----------

                                               44,353,634          42,183,349

Commercial real estate loans                    6,703,078           6,635,612
                                              -----------         -----------

                    Total real estate          51,056,712          48,818,961
                                              -----------         -----------

Consumer loans:
     Automobile                                 3,482,189           3,906,348
     Home improvement                             360,834             778,223
     Deposit accounts                             198,380             123,208
     Other                                      2,946,494           2,645,555
                                              -----------         -----------

                    Total consumer              6,987,897           7,453,334
                                              -----------         -----------

Commercial business loans                       7,855,852           6,547,696
                                              -----------         -----------

                                               65,900,461          62,819,991

Less:
     Deferred fees and discounts                   85,433              23,581
     Allowance for losses on loans                369,314             379,015
                                              -----------         -----------

                                              $65,445,714          62,417,395
                                              ===========         ===========

                                                                     (Continued)
                                       27

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


      At June 30, 2001, the Bank had committed to originate $2,702,350 of fixed and variable rate loans. In addition, the Bank had customers with unused lines of credit totaling $2,764,700 at June 30, 2001.

      At June 30, 2001 and 2000, the Bank had nonaccrual loans of $1,393,700 and $1,099,000, respectively. The allowance for losses on loans related to these impaired loans was approximately $114,200 and $159,900, respectively. The average balances of such loans for the years ended June 30, 2001, 2000 and 1999, were $1,378,000, $979,800 and $1,192,000, respectively. For the years ended June 30, 2001, 2000, and 1999, interest income which would have been recorded under the original terms of such loans was approximately $169,900, $144,200, and $133,900, respectively, and interest income actually recorded amounted to approximately $77,900, $78,300, and $72,000, respectively.

      Loan customers of the Bank include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Changes in loans outstanding to executive officers and directors for the years ended June 30, 2001 and 2000 were as follows:

                                                   2001                2000
                                                 ---------          ---------

      Balance at beginning of year               $  69,625             73,898
      Balance of newly appointed officer            50,241                 --
      Repayments                                   (14,351)            (4,273)
                                                 ---------          ---------

      Balance at end of year                     $ 105,515             69,625
                                                 =========          =========


 (4)  Allowance for Losses on Loans

      Following is a summary of the allowance for losses on loans for the three years ended June 30, 2001:

                                          2001          2000            1999
                                        ---------     ---------       ---------

      Balance at beginning of year     $ 379,015       342,990         348,474
      Provision for losses on loans      276,373        96,000         138,540
      Charge-offs                       (290,083)      (62,296)       (168,549)
      Recoveries                           4,009         2,321          24,525
                                       ---------     ---------       ---------

      Balance at end of year           $ 369,314       379,015         342,990
                                       =========     =========       =========


(5)   Real Estate

      Following is a summary of real estate as of June 30, 2001 and 2000:

                                                        2001            2000
                                                      --------        --------

      Real estate acquired for investment             $235,458         248,951
      Real estate acquired through foreclosure          45,000              --
                                                      --------        --------

                                                      $280,458         248,951
                                                      ========        ========



      There were no allowances for losses on real estate at June 30, 2001 and 2000, respectively.

                                                                     (Continued)
                                       28

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


(6)  Office Property and Equipment

      At June 30, 2001 and 2000, the cost and accumulated depreciation of office property and equipment were as follows:

                                                   2001              2000
                                                ----------        ----------

       Land                                     $  216,595           216,595
       Office buildings                          1,477,972         1,175,525
       Furniture, fixtures and equipment         1,007,785         1,008,462
       Automobile                                   24,000            18,883
                                                ----------        ----------

                                                 2,726,352         2,419,465

       Less accumulated depreciation             1,472,611         1,369,644
                                                ----------        ----------

                                                $1,253,741         1,049,821
                                                ==========        ==========


(7)   Accrued Interest Receivable

      At June 30, 2001 and 2000, accrued interest receivable consisted of the following:

                                             2001            2000
                                           --------        --------

      Loans receivable                     $580,210         500,796
      Securities available-for-sale         101,973         101,969
                                           --------        --------

                                           $682,183         602,765
                                           ========        ========


(8)   Deposits

      Deposit account balances at June 30, 2001 and 2000 are summarized as follows:


                                              2001               2000
                                          -----------        -----------

      Balance by account type:
           Savings                        $23,680,707         23,380,371
           Money market                       313,001            342,875
           Demand and NOW                   8,679,036          8,535,229
           Certificates of deposit         37,199,182         32,502,749
                                          -----------        -----------
                                          $69,871,926         64,761,224
                                          ===========        ===========

      The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $6,634,600 and $4,939,800 at June 30, 2001 and 2000, respectively.

                                                                     (Continued)
                                       29

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


      At June 30, 2001, scheduled maturities of certificates of deposit were as follows:

                                       Years ended
                                         June 30,
                                       -----------

                     2002              $28,366,235
                     2003                6,359,020
                     2004                1,606,333
                     2005                  251,387
             2006 and thereafter           616,207
                                       -----------

                                       $37,199,182
                                       ===========




      Interest expense on deposits is summarized as follows:


                                                 Years ending June 30
                                       ----------------------------------------
                                          2001           2000           1999
                                       ----------     ----------     ----------

        Savings                        $1,026,751      1,055,175        950,097
        Money market                        8,538         10,359         12,745
        Demand and NOW                    179,401        162,401        131,810
        Certificates of deposit         2,161,663      1,481,615      1,542,291
                                       ----------     ----------     ----------

                                       $3,376,353      2,709,550      2,636,943
                                       ==========     ==========     ==========





      At June 30, 2001 and 2000, accrued interest payable on deposits totaled $626,893 and $352,438, respectively.

                                                                     (Continued)
                                       30

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


(9)   Advances from FHLB

      Advances from FHLB at June 30, 2001 and 2000, were as follows:

                                                             2001                      2000
                                                   -----------------------  -----------------------
                                                                 Weighted-                Weighted-
                                                                  average                  average
                                                      Amount       rates       Amount       rates
                                                   -----------   --------   -----------    --------
         Advance maturity:
              Within one year:
                  Variable                        $        --         --    $ 1,500,000       6.79
                  Fixed                             4,000,000       5.81        899,701       5.89
              Beyond one year, but within
                  five years - Fixed                1,000,000       4.84      3,000,000       5.44
              Beyond five years, but within
                  ten years - Fixed                 4,200,000       5.18      3,200,000       5.14
              Beyond ten years, but within
                  fifteen years - Fixed               392,627       5.50        414,498       5.50
                                                   -----------   ========    -----------    =======

                                                  $ 9,592,627               $ 9,014,199
                                                   ===========               ===========


      Advances from FHLB are secured by stock in FHLB and included one FHLB Short-term Repo Advance that matures on July 9, 2001 in the amount of $1,000,000. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 130% of outstanding advances. Certain advances are callable on various dates. Variable rate advances are based on LIBOR.

                                                                     (Continued)
                                       31

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000



(10)  Taxes on Income

      Taxes on income (benefit) for the years ended June 30, 2001, 2000, and 1999, were as follows:

                                         2001                                      2000
                        -------------------------------------     -------------------------------------
                         Federal        State         Total        Federal        State         Total
                        ---------     ---------     ---------     ---------     ---------     ---------

        Current         $ 239,600        49,000       288,600     $ 250,100        44,000       294,100
        Deferred          (32,000)       (5,000)      (37,000)      (48,000)       (7,000)      (55,000)
                        ---------     ---------     ---------     ---------     ---------     ---------

                        $ 207,600        44,000       251,600     $ 202,100        37,000       239,100
                        =========     =========     =========     =========     =========     =========

                                                 1999
                            ---------------------------------------------
                             Federal            State             Total
                            ---------         ---------         ---------

                            $(437,600)          (92,000)         (529,600)
                               49,000            14,000            63,000
                            ---------         ---------         ---------

                            $(388,600)          (78,000)         (466,600)
                            =========         =========         =========



      Taxes on income (benefit) differ from the amounts computed by applying the federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:


                                                     Years ended June 30,
                                                ----------------------------
                                                 2001       2000       1999
                                                -------   --------   -------

       Federal income tax rate                  34.0 %      34.0     (34.0)
       Items affecting federal income tax rate:
            State tax, net of federal benefit    3.5         3.4      (4.2)
            Low income housing tax credits      (5.1)       (5.8)     (3.4)
            Other, net                          (1.8)        1.4       3.9
                                                ----        ----      ----

                                                30.6 %      33.0     (37.7)
                                                ====        ====      ====


                                                                     (Continued)
                                       32

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2001 and 2000 are presented below:

                                                                           2001          2000
                                                                         --------      --------
           Deferred tax assets:
                Accrued expenses not deducted                            $ 67,000        50,000
                Unrealized losses on securities
                    available-for-sale                                     13,600       345,300
                State net operating loss carryforwards                     13,000        13,000
                Allowance for losses on loans                             117,000       100,000
                                                                         --------      --------

                               Total gross deferred tax assets            210,600       508,300
                                                                         --------      --------
           Deferred tax liabilities:
                FHLB stock dividends                                       23,050        34,000
                Accrued interest receivable not taxed                       3,000         3,000
                Deferred loan fees                                         99,000        91,000
                                                                         --------      --------

                               Total gross deferred tax liabilities       125,050       128,000
                                                                         --------      --------
                               Net deferred tax assets                   $ 85,550       380,300
                                                                         ========      ========



      Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not, the Bank will realize the benefits of these deductible differences.

      At June 30, 2001 and 2000, the Bank had federal income tax bad debt reserves of approximately $1,263,000 which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at June 30, 2001 and 2000 were substantially restricted because of the effect of these income tax bad debt reserves.

(11)  Employee Benefits

      Pension Plan

      The Bank has a noncontributory, nontrusteed pension plan for all eligible employees. The plan's assets include bonds, stocks, commercial and residential mortgages and cash. The Bank's policy is to fund the benefit cost accrued.

                                                                     (Continued)
                                       33

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements at June 30, 2001 and 2000:


                                                                       2001              2000
                                                                   -----------       -----------
Change in benefit obligation:
     Benefit obligation at beginning of year                       $ 1,016,486         1,388,500
     Service cost                                                       57,446            86,255
     Interest cost                                                      71,154            79,839
     Actuarial (gain)/loss                                             (15,723)         (514,755)
     Benefits paid                                                          --           (23,353)
     Other                                                            (201,579)               --
                                                                   -----------       -----------

                    Benefit obligation at end of year              $   927,784         1,016,486
                                                                   ===========       ===========

Change in plan assets:
     Fair value of plan assets at beginning of year                $ 1,272,020         1,189,278
     Actual return on plan assets                                     (122,233)          106,095
     Employer contributions                                                 --                --
     Benefits paid                                                          --           (23,353)
     Other                                                            (201,579)               --
                                                                   -----------       -----------

                    Fair value of plan assets and end of year      $   948,208         1,272,020
                                                                   ===========       ===========

Reconciliation of funded status:
     Funded status (underfunded)/overfunded                        $    20,424           255,534
     Unrecognized net actuarial (gain)/loss                           (109,217)         (359,165)
     Unrecognized transition asset                                      (9,285)          (13,064)
                                                                   -----------       -----------

                    Accrued benefit cost                           $   (98,078)         (116,695)
                                                                   ===========       ===========

                                                                     (Continued)
                                       34

      The net periodic benefit cost for the years ended June 30, 2001, 2000, and 1999 includes the following components:

                                                                          Years ended June 30,
                                                             -----------------------------------------
                                                                2001            2000            1999
                                                             ---------       ---------       ---------
          Service cost                                       $  57,446          86,255          67,394
          Interest cost                                         71,154          79,839          65,293
          Expected return on plan assets                      (104,942)       (101,910)        (84,169)
          Recognized net actuarial gain                        (14,765)          1,378              --
          Amortization of transition (asset)/obligation         (1,761)         (1,761)         (1,761)
          Effect of special events                             (25,749)             --              --
                                                             ---------       ---------       ---------
                           Net periodic benefit cost         $ (18,617)         63,801          46,757
                                                             =========       =========       =========

                                                                   2001               2000
                                                              -------------      -------------
          Discount rate                                            6.25 %             7.00 %

          Expected long-term rate of return                        8.25               8.25

          Weighted-average rate of compensation increase           5.13               5.09

          Amortization method                                 Straight-line      Straight-line
                                                              =============      =============

      ESOP Plan

      All employees meeting age and service requirements are eligible to participate in an ESOP established in June 1994. Contributions made by the Bank to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. The ESOP purchased 80,962 shares (restated for two-for-one stock dividend) in the Bank's conversion and is accounted for under Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). At June 30, 2001 and 2000, 76,712 and 66,168 shares were allocated to the participants and 954 and 10,544 shares were committed to be released, respectively. At June 30, 2001, there were no unearned shares. At June 30, 2000, there were 954 unearned shares with a fair value of approximately $6,900. ESOP expense was $7,743, $83,513, and $153,154 for the years ended June 30, 2001, 2000, and 1999, respectively.

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

                                                                     (Continued)
                                       35

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


      Changes in options outstanding and exercisable during 2001, 2000 and 1999 were as follows:


                              Exercisable   Outstanding    Option price
                                options       options       per share
                                -------       -------       ---------
            June 30, 1998       30,372        45,180       5.50-6.06

            Vested              14,808            --
            Exercised             (120)         (120)
                               -------       -------

            June 30, 1999       45,060        45,060       5.50-6.06

            Vested                  --            --
            Exercised               --            --
                               -------       -------

            June 30, 2000       45,060        45,060       5.50 - 6.06

            Vested                  --            --
            Exercised               --            --
                               -------       -------

            June 30, 2001       45,060        45,060       5.50 - 6.06
                               =======       =======





      Recognition and Retention Plan

      In 1995, the Company established a recognition and retention plan (RRP) for certain executive officers and directors. The Company authorized the RRP to award shares equal to approximately 4% of the shares of common stock of the Company. The employees become vested in the shares of stock over a five-year period. All costs related to the RRP have been fully amortized.

(12)      Stockholders' Equity

      Stock Conversion

      In order to grant priority to eligible account holders in the event of future liquidation, the Bank, at the time of conversion to a stock savings bank, established a liquidation account, in the amount equal to the regulatory capital, as of March 31, 1993. In the event of the future liquidation of the Bank, eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of the eligible account holders is reduced subsequent to the conversion, based on an annual determination of such balances.

                                                                     (Continued)
                                       36

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


      Regulatory Capital Requirements

      The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision
      (OTS) promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3% leverage capital ratio and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.

      The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. FDICIA requires depository institutions to maintain a tangible equity ratio of 2%. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions and other changes in the legal and regulatory environment for such institutions. The Bank met all regulatory capital requirements at June 30, 2001 and 2000.

      The Bank's actual and required capital amounts and ratios as of June 30, 2001 were as follows:

                                                                                                         To be Well
                                                                               For capital            capitalized under
                                                                                adequacy              prompt corrective
                                                        Actual                  purposes              action provisions
                                               ----------------------    ----------------------     ----------------------
                                                  Amount       Ratio        Amount       Ratio         Amount      Ratio
                                               -----------   --------    -----------   --------     -----------   --------
      Tangible capital (to tangible assets)    $ 6,222,000      7.1 %    $ 1,753,180      2.0 %     $        --       -- %
      Leverage/equity (core) capital
           (to adjusted tangible assets)         6,222,000      7.1        3,506,360      4.0         4,382,950      5.0
      Tier I risk-based capital
           (to risk-weighted assets)             6,222,000     11.4        2,183,240      4.0         3,274,860      6.0
      Risk-based (total) capital
           (to risk-weighted assets)             6,541,000     12.0        4,366,480      8.0         5,458,100     10.0
                                                ===========  ========     ===========   ========    ===========   ========


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

                                                                     (Continued)
                                       37

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


(13) Supervisory Agreement

      On August 23, 1999, the Bank entered into a supervisory agreement with the OTS which requires certain actions by the Bank including:

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

(14)  Fair Value of Financial Instruments

      The estimated fair values of the Company's financial instruments as of June 30, 2001 and 2000 were as follows:


                                                June 30, 2001                    June 30, 2000
                                        ----------------------------      ----------------------------
                                          Carrying          Fair            Carrying          Fair
                                           value            value            value            value
                                        -----------      -----------      -----------      -----------
Financial assets:
     Cash and cash equivalents          $ 5,591,525        5,591,525        1,981,511        1,981,511
     Securities available-for-sale       15,525,117       15,525,117       15,670,119       15,670,119
     Loans                               65,445,714       68,517,214       62,417,395       59,883,278
     FHLB stock                             480,100          480,100          702,500          702,500
     Accrued interest receivable            682,183          682,183          602,765          602,765
Financial liabilities:
     Deposits                            69,871,926       70,280,198       64,761,224       65,067,366
     FHLB advances                        9,592,627        9,583,905        9,014,199        8,167,397
     Advance payments by borrowers
         for taxes and insurance            393,550          393,550          410,555          410,555
     Accrued interest payable               653,138          653,138          352,438          352,438
                                        ===========      ===========      ===========      ===========

                                                          Unrealized                       Unrealized
                                          Notional          gains           Notional         gains
                                           value          (losses)            value         (losses)
                                        -----------      -----------      -----------     -----------

Off balance sheet assets:
     Commitments to extend credit        $2,702,350               --         880,050                --
     Unused lines of credit               2,764,700               --       1,859,443                --
                                         ==========      ===========       ==========      ===========


                                                                     (Continued)
                                       38

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


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

(16) Horizon Financial Services Corporation (Parent Company Only) Financial Information

      The Parent Company's principal asset is its 100% ownership of the Bank and the Bank's subsidiary. The following are the condensed financial statements for the Parent Company:

                            Condensed Balance Sheets

                                                                        2001              2000
                                                                    -----------       -----------
Cash and cash equivalents                                           $   603,504           253,648
Securities available-for-sale                                           491,225           608,935
Loans receivable, net                                                   759,912         1,097,524
Loans receivable from subsidiary                                             --             5,593
Investment in subsidiary                                              6,275,754         5,908,105
Real estate                                                             235,458           248,951
Interest receivable                                                      56,830            35,412
Deferred tax asset                                                       58,450           119,200
                                                                    -----------       -----------

                    Total assets                                    $ 8,481,133         8,277,368
                                                                    ===========       ===========

Total liabilities - accrued income taxes                            $    34,947            11,361

Common stock                                                             10,462            10,462
Additional paid-in capital                                            5,022,511         5,020,361
Retained earnings                                                     5,565,793         5,135,636
Treasury stock, at cost                                              (2,129,894)       (1,314,197)
Unearned ESOP shares                                                         --            (5,593)
Accumulated other comprehensive
     income - net unrealized loss
     on securities available-for-sale                                   (22,686)         (580,662)
                                                                    -----------       -----------

                    Total stockholders' equity                        8,446,186         8,266,007
                                                                    -----------       -----------

                    Total liabilities and stockholders' equity      $ 8,481,133         8,277,368
                                                                    ===========       ===========

                                                                     (Continued)
                                       39

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


                       Condensed Statements of Operations


                                                           2001            2000            1999
                                                        ---------       ---------       ---------
Interest income                                         $ 110,589         123,502          79,472
Equity in (losses) earnings of subsidiaries               556,413         461,998        (634,347)
Other expenses                                           (155,299)       (139,968)       (311,196)
                                                        ---------       ---------       ---------

                    Net earnings (loss) before tax        511,703         445,532        (866,071)

Income tax benefit                                         57,900          40,000          94,300
                                                        ---------       ---------       ---------

                    Net earnings (loss)                 $ 569,603         485,532        (771,771)
                                                        =========       =========       =========

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             June 30, 2001 and 2000


                       Condensed Statements of Cash Flows

                                                                    2001           2000           1999
                                                                 ----------     ----------     ----------
Operating activities:
     Net earnings (loss)                                         $  569,603        485,532       (771,771)
     Equity in losses (earnings) of subsidiary                     (556,413)      (461,998)       634,347
     Other, net                                                      49,627         58,574        370,614
                                                                 ----------     ----------     ----------

                    Net cash provided by operating activities        62,817         82,108        233,190
                                                                 ----------     ----------     ----------

Investing activities:
     Proceeds from sale of securities available-for-sale            661,164        197,262      1,844,763
     Purchase of securities available-for-sale                     (412,187)      (211,319)    (1,510,444)
     Principal collected on securities available-for-sale                --             --         88,340
     Purchase of real estate                                             --             --       (100,000)
     Loans receivable, net                                          343,205         15,102       (549,808)
                                                                 ----------     ----------     ----------

                    Net cash provided by (used in)
                        investing activities                        592,182          1,045       (227,149)
                                                                 ----------     ----------     ----------

Financing activities:
     Dividends from subsidiary                                      650,000             --        226,109
     Treasury stock acquired                                       (815,697)       (84,626)       (44,375)
     Exercise of stock options                                           --             --            660
     Dividends paid                                                (139,446)      (154,351)      (153,963)
                                                                 ----------     ----------     ----------

                    Net cash (used in) provided by
                        financing activities                       (305,143)      (238,977)        28,431
                                                                 ----------     ----------     ----------

                    Net increase (decrease) in
                        cash and cash equivalents                   349,856       (155,824)        34,472

Cash and cash equivalents at beginning of year                      253,648        409,472        375,000
                                                                 ----------     ----------     ----------

Cash and cash equivalents at end of year                         $  603,504        253,648        409,472
                                                                 ==========     ==========     ==========

                                                                     (Continued)

                     HORIZON FINANCIAL SERVICES CORPORATION
                             STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------


ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m. local time, on October 25, 2001, at the main office of Horizon Federal Savings Bank, 301 First Avenue East, Oskaloosa, Iowa.


STOCK LISTING

Horizon Financial Services Corporation common stock is traded over-the-counter on the Nasdaq - Bulletin Board under the symbol "HZFS."


PRICE RANGE OF COMMON STOCK

The high and low bid quotations for the common stock as reported on the Nasdaq Stock Market, as well as dividends declared per share, is reflected in the table below. The information set forth in the table below was provided by the Nasdaq Bulletin Board. Such information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                             FISCAL 2001                                         FISCAL 2000
                   -------------------------------                     ----------------------------------

                      HIGH      LOW    DIVIDENDS                         HIGH       LOW      DIVIDENDS
                   -------------------------------                     ----------------------------------
   First Quarter    $8.000    $6.000     $0.45     First Quarter        $9.000     $7.000      $0.45
   Second Quarter    7.250     5.780      0.45     Second Quarter        8.125      6.500       0.45
   Third Quarter     6.250     6.063      0.45     Third Quarter         7.000      6.500       0.45
   Fourth Quarter    8.010     6.250      0.45     Fourth Quarter        7.313      5.125       0.45


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

At September 7, 2001, there were 751,462 shares of Horizon Financial Services Corporation common stock issued and outstanding and approximately 140 stockholders of record.


STOCKHOLDERS AND GENERAL INQUIRIES             TRANSFER AGENT

Robert W. DeCook, President and CEO            First Bankers Trust Company, N.A.
Horizon Financial Services Corporation         1201 Broadway
301 First Avenue East                          Quincy, IL 62301
Oskaloosa, Iowa  52577                         (217) 228-8000

                     HORIZON FINANCIAL SERVICES CORPORATION
                              CORPORATE INFORMATION
--------------------------------------------------------------------------------



COMPANY AND BANK ADDRESS

  301 First Avenue East                          Telephone:       (641) 673-8328
  Oskaloosa, IA  52577                           Fax:             (641) 673-0074



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

Thomas L. Gillespie
  Vice President

Vicki Hladik
  Treasurer and Chief Financial Officer





INDEPENDENT AUDITORS       CORPORATE COUNSEL

KPMG LLP                   McCoy, Faulkner & Broerman
2500 Ruan Center           216 South First Street
Des Moines, Iowa  50309    Oskaloosa, Iowa  52577



SPECIAL COUNSEL

Katten Muchin Zavis
1025 Thomas Jefferson St., N.W.
East Lobby, Suite 700
Washington, D.C. 20007-5201