Form 10KSB, Exhibit 13
period 2002-06-30
HORIZON FINANCIAL SERVICES CORP
filed 2002-09-30
CIK 920600

Exhibit 13

--------------------------------------------------------------------------------
2002 ANNUAL REPORT

--------------------------------------------------------------------------------





[LOGO]






                           HORIZON FINANCIAL SERVICES
                                   CORPORATION

--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------





         President's Letter to Shareholders.................................   1
         Selected Consolidated Financial Information.........................  2
         Management's Discussion and Analysis of Financial
           Condition and Results of Operations...............................  4
         Consolidated Financial Statements................................... 20
         Stockholder Information............................................. 45
         Corporate Information............................................... 46






                          Annual Report on Form 10-KSB

A copy of Horizon Financial Services Corporation's Annual Report on Form 10-KSB for the year ended June 30, 2002, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. DeCook, President and Chief Executive Officer, Horizon Financial Services Corporation, 301 First Avenue East, Oskaloosa, Iowa, (641) 673-8328.

                         [HORIZON FINANCIAL LETTERHEAD]


                               September 24, 2002



Dear Stockholder:

I am very pleased to report to you that our fiscal year ended June 30, 2002, was one of highly increased profitability, that produced a 12.2% return on equity. Our net earnings for the year were $1,085,000, representing a return on average assets of 1.22%, compared to net earnings of $570,000 for the prior fiscal year, an improvement of 90.6%. The fact that core earnings increased $766,000 and non-interest income increased $252,000 were the major factors for such a successful year.

Net interest income, representing our core earnings, was $3.42 million for fiscal 2002, compared to $2.65 million for the prior fiscal year, a 28.9% increase during a period of decreasing interest rates. Net interest income after provision for losses on loans in fiscal 2002 was $3.1 million compared to $2.4 million in fiscal 2001. Our average interest rate spread, the difference between the yield earned on interest earning assets and the rates paid on interest bearing liabilities, was 3.69%, compared to 2.73% for 2001. Our net interest margin, net interest income divided by average interest-earning assets, was 3.97% and 3.15% for the fiscal years 2002 and 2001, respectfully. Fee income was $694,000, an increase of $99,000 or 16.6% from fiscal 2001, the result of an increased number of fee-based accounts and enhanced fee collection efforts.

Total assets decreased by $1.0 million to $88.4 million, but deposits increased by $2.1 million. The decrease in assets was mainly due to a $4 million decrease in advances from the Federal Home Loan Bank to $5.6 million from $9.6 million for fiscal 2001. Loans receivable decreased $347,000, to $65.1 million.

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



Yours very truly,



/s/ Robert W. DeCook
--------------------
Robert W. DeCook
President and Chief Executive Officer


                                              SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                               At June 30,
                                                     ----------------------------------------------------------------
                                                          2002          2001         2000       1999          1998
                                                     ------------ ------------- ------------ ------------ -----------
                                                                                (In Thousands)
Selected Financial Condition Data:
---------------------------------
Total Assets .....................................      $ 88,438     $ 89,416     $ 83,184    $ 85,023       $ 89,947
Cash and cash equivalents ........................         8,125        5,592        1,981       7,917          6,367
Securities available-for-sale ....................        12,086       15,525       15,670      17,097         23,922
Loans receivable, net ............................        65,099       65,446       62,417      56,066         55,996
Deposits .........................................        71,954       69,872       64,761      59,576         60,145
Advances from FHLB ...............................         5,571        9,593        9,014      16,606         20,038
Stockholders' equity .............................         9,403        8,446        8,266       8,060          8,488

                                                                           Year Ended June 30,
                                                     ----------------------------------------------------------------
                                                          2002          2001         2000         1999         1998(1)
                                                     ------------ ------------- ------------ ------------ -----------
                                                                   (In Thousands, Except Per Share Data)
Selected Operations Data:
------------------------
Total interest income ............................      $  6,152     $  6,575     $  6,171    $  6,192       $  6,744
Total interest expense ...........................         2,734        3,924        3,448       3,642          4,021
                                                        --------     --------     --------    --------       --------
  Net interest income ............................         3,418        2,651        2,723       2,550
                                                                                                                2,723
Provisions for losses on loans ...................           332          276           96         139             94
Net interest income after                               --------     --------     --------    --------       --------
  provision for losses on loans ..................         3,086        2,375        2,627       2,411          2,375
Noninterest income
  Fees, commissions and service charges ..........           694          595          470         497            448
  Gain (loss) on sale of securities, net .........           156            2         (234)     (2,038)          (167)
  Other noninterest income .......................            --           --           --           8             27
                                                        --------     --------     --------    --------       --------
Total noninterest income .........................           850          597          236      (1,533)           308

Total noninterest expense ........................         2,298        2,151        2,138       2,116          2,031
                                                        --------     --------     --------    --------       --------
Earnings (loss) before taxes on income ...........         1,637          821          725      (1,238)           906

Taxes on income ...................................          552          251          239        (466)           317
                                                        --------     --------     --------    --------       --------
Net earnings (loss) ..............................      $  1,085     $    570     $    486    $   (772)      $    589
                                                        ========     ========     ========    ========       ========


Basic earnings (loss) before common share ........      $   1.44     $   0.72     $   0.56    ($  0.90)      $   0.71
Diluted earnings (loss) per common share .........      $   1.42     $   0.71     $   0.56    ($  0.90)      $   0.69
Dividends per share ..............................      $   0.18     $   0.18     $   0.18    $   0.18       $   0.18

________________________________________

(1) All per share information has been restated for the 2-for-1 stock split paid by the Company on November 10, 1997 in the form of a 100% stock dividend.

                                                                            Year Ended June 30,
                                                  -------------------------------------------------------------------
                                                        2002         2001          2000          1999          1998
Selected Financial Condition Data:                ------------ --------------- ------------- ------------- ----------
---------------------------------
Performance Ratios:
  Return on assets (ratio of net earnings (loss)
  to average total assets) ............................  1.22%          .66%          .58%         (.88%)          .67%
  Interest rate spread information:
  Average during year .................................  3.69          2.73          3.06          3.00           2.96
  End of year .........................................  4.10          3.03          2.86          3.03           3.05
  Net interest margin(1) ..............................  3.97          3.15          3.40          3.17           3.23
  Ratio of operating expense to average
  total assets ........................................  2.58          2.49          2.54          2.42           2.31
  Return on stockholders' equity (ratio of
  net earnings (loss) to average equity) .............. 12.16          6.82          5.95         (9.33)           .97
Efficiency ratio(2) ................................... 55.98         66.27         66.96         69.26          63.51

Asset Quality Ratios:
  Non-performing assets to total assets at
  end of year(3) ......................................  2.41           .61          1.39          1.36           1.02
  Allowance for losses on loans to non-performing
  loans(3) ............................................ 28.01         26.47         34.49         29.57          37.74
  Allowance for losses on loans to total
  loans ...............................................   .83           .56           .61           .61            .61

Other Ratios:
  Stockholder's equity to total assets at
  end of year ......................................... 10.63          9.45          9.95          9.48           9.44
  Average stockholders' equity to average assets ...... 10.04          9.68          9.71          9.46           9.61
  Average interest-earning assets to average
  interest-bearing liabilities ........................108.89%       108.98%       107.83%       103.79%        105.65%

Number of full-service offices ........................  3             3             3             3              3

___________________________________________

(1)  Net interest income divided by average interest-earning assets.

(2) Noninterest expense divided by net interest income and noninterest income (excluding gain (loss) on sale of securities, net).

(3)  Nonperforming assets consist of nonaccruing loans,  accruing loans past-due
     90  or  more  days  and  real  estate   owned.   Nonperforming   loans  are
     nonperforming assets less real estate owned.

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

     Local economic conditions in the Bank's market are not improving. Some area employers are laying off employees and some are cutting employees hours from 40 to 32 hours per week. Currently, farm prices for both grain and livestock are volatile but generally better than at this time last year. We are currently experiencing decline in some lines of retail business. In the event current economic and market conditions persist or worsen, loan demand and existing loans may be affected, which could adversely affect the financial condition and results of operations of the Company and the Bank.

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

     The Company does not undertake, and specifically disclaims any obligations, to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Financial Condition

     June 30, 2002 Compared to June 30, 2001. Total assets decreased $1.0 million, or 1.1% to $88.4 million at June 30, 2002 from $89.4 million at June 30, 2001. The decrease was reflected in a $3.4 million decrease in securities available-for-sale, to $12.1 million at June 30, 2002 from $15.5 million at June 30, 2001, primarily the result of maturing investments and principal payments received on the Bank's investment in mortgage-backed securities. Partially offsetting this decrease was an increase in cash and cash equivalents of $2.5 million to $8.1 million at June 30, 2002, from $5.6 million at June 30, 2001, as the Bank continues to build cash the result of deposit growth and reduced reinvestment activity while the Company continues to search for desirable investment options. Loans receivable, net decreased $347,000, as loan origination volume for the Bank remains steady, but sales of first mortgage loan originations to the secondary market continue to increase.

     Total liabilities decreased $1.9 million, or 2.4%, to $79.0 million at June 30, 2002 from $80.9 million at June 30, 2001, primarily the result of a $4.0 million decrease in Federal Home Loan Bank ("FHLB") advances offset in part by a $2.1 million increase in deposits. Accrued income taxes increased $299,000 in response to the substantial increase in net income for the fiscal year ended June 30, 2002 and accrued expenses and other liabilities decreased $274,000 as a result of decreased accrued interest on deposits.

     Stockholders' equity increased $957,000, or 11.3%, during fiscal 2002, primarily due to the retention of net income as retained earnings which increased $950,000, or 17.1%. The Company paid cash dividends totaling approximately $135,000 or $.18 per share during fiscal 2002.

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

Results of Operations

Comparison of Fiscal Years Ended June 30, 2002 and June 30, 2001

     General. Net earnings for the year ended June 30, 2002 increased $516,000, or 90.6%, to $1.1 million from $570,000 for the year ended June 30, 2001. This increase was primarily attributable to increased net interest income, both before and after provisions for losses on loans, and increased non-interest income offset in part by a moderate increase in non-interest expense. Earnings per share increased to $1.44 and $1.42 on a basic and fully diluted basis, respectively, for the fiscal year ended 2002 compared to $.72 and $.71, respectively, for fiscal 2001. Earnings per share increases were due to increased net earnings for the 2002 period as there was no stock repurchase activity for the period.

     During fiscal 2002, the Company's return on average assets ("ROAA") and return on average stockholders' equity ("ROAE") was 1.22% and 12.16%, respectively, compared to .66% and 6.82% for fiscal 2001. Average stockholders' equity to average assets was 10.04% during fiscal year 2002 compared to 9.68% during fiscal year 2001. The Company's dividend payout ratio was 12.5% during fiscal 2002.

     Interest Income. Interest income was $6.2 million for the year ended June 30, 2002 and $6.6 million for the year ended June 30, 2001. Interest income on loans decreased $139,000 for fiscal 2002 reflecting the decrease in the average outstanding balance of loans receivable from $65.4 million for the year ended June 30, 2001 compared to $65.1 million for the year ended June 30, 2002, and a decrease in average yield on loans for fiscal 2002 to 8.13% from 8.43% for fiscal 2001. Accompanying this decrease was a $254,000 decrease in interest income on securities available-for-sale and a $30,000 decrease in other investment income for the year ended June 30, 2002 as compared to the year ended June 30, 2001. The average yield on securities available-for-sale and other interest income for fiscal 2002 was 5.40% and 1.37%, respectively, compared to an average yield of 6.27% and 3.01%, respectively, for fiscal 2001. The yield on all average interest-earning assets decreased to 7.15% during fiscal 2002 from 7.81% during fiscal 2001, a 66 basis point decline.

     Interest Expense. Interest expense decreased $1.2 million to $2.7 million for the year ended June 30, 2002 compared to $3.9 million for the year ended June 30, 2001. The decrease in interest expense was primarily due to a 172 basis point decrease in the weighted average rate paid on deposits during the fiscal year ended June 30, 2002 as compared to fiscal 2001. The weighted average rate paid on deposits decreased to 3.28% for fiscal 2002 compared to 5.0% for fiscal 2001. Interest on deposits decreased $1.0 million, or 30.0%, for fiscal year ended June 30, 2002. Contributing to the decrease in interest expense was a decrease in interest on advances. Interest on advances decreased $176,000, or 32.2%, to $371,000 for the year ended June 30, 2002 compared to $547,000 for the year ended June 30, 2001. The average rate paid on all interest-bearing liabilities decreased 162 basis points to 3.46% during fiscal 2002 from 5.08% during fiscal 2001.

     Net Interest Income. Net interest income increased $766,000, or 28.9%, to $3.42 million in fiscal 2002 from $2.65 million in fiscal 2001, primarily the result of decreased interest paid on deposits being greater than the decreased earnings on interest on loans and interest on securities available-for-sale. The Company's net interest margin, which is net interest income divided by average interest-earning assets, increased 82 basis points to 3.97% for fiscal 2002 as compared to 3.15% for fiscal 2001. During this same period, the Company's interest rate spread increased to 3.69% in fiscal 2002 from 2.73% in fiscal

2001. Also in response to decreased interest paid on deposits which were more reactive to the markets' declining interest rates than the Bank's variable rate loan portfolio which follows a lagging index. The ratio of the Company's average interest-earning assets to average interest-bearing liabilities decreased to 108.89% during fiscal 2002 from 108.98% during fiscal 2001.

     Provision for Losses on Loans The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowance for losses on loans. During the year ended June 30, 2002, the Company recorded a provision for losses on loans of $331,500 compared to a $276,400 provision in fiscal 2001. The Company continues to monitor and adjust its allowance for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach to maintain the allowance for loan losses at a level consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non-performing assets and their estimated value. Future additions to the Company's allowance for losses on loans and any change in the related ratio of the allowance for losses on loan to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for losses on loans reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations. As of June 30, 2002 and June 30, 2001 the Company's allowance for losses on loans was $537,000 and $369,000, respectively. Due to local and national economic conditions and the Company's vision for growth and variation in the composition of its loan portfolio, the Company elected in fiscal 2002 to increase its provision for losses on loans to a greater percentage of its overall loans receivable.

     As of June 30, 2002, the Company's non-performing assets, consisting of non-accruing loans, accruing loans 90 days or more delinquent, real estate owned and repossessed consumer property, totaled $2,128,000, or 2.41%, of total assets compared to $1,443,000, or 1.61%, of total assets as of June 30, 2001. The increase in non-performing assets related primarily to a $524,000 increase in non-accruing loans past-due 90 or more days and a $161,000 increase in repossessed consumer property and real estate. One-to-four family non-accruing mortgage loans increased $417,000 while all other classes of non-accruing loans increased $107,000.

     Non-interest Income. Non-interest income increased $252,000 to $849,000 for the year ended June 30, 2002 from $597,000 for the year ended June 30, 2001. The increase was primarily attributable to a gain on sales of securities available-for-sale of $156,000 for fiscal 2002 as compared to a gain of $2,000 on sales of securities available-for-sale in fiscal 2001. Contributing to the increase in non-interest income was a 16.5% increase in fees, service charges and commissions of $98,400, to $693,600 for the year ended June 30, 2002, from $595,200 for the year ended June 30, 2001.

     Non-interest Expense. Non-interest expense increased by $147,000 in fiscal 2002. Increases of $141,000 in compensation, payroll taxes and employee benefits, $16,500 in other real estate, $14,000 in data processing services, and $6,000 in advertising were offset in part by decreases in office property and equipment of $22,000 and federal deposit insurance premiums of $9,000.

     Income Tax Expense. Income taxes increased $300,300 to $551,900 for the year ended June 30, 2002 from $251,600 for the same period in 2001. The increase was primarily due to an increase in earnings prior to taxes on income. Income tax expense was reduced by low income housing credits of approximately $42,000, which will continue annually through 2005. The Company's effective tax rate for fiscal 2002 was 33.7%.

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

     Interest Income. Interest income was $6.6 million for the year ended June 30, 2001 and $6.2 million for the year ended June 30, 2000. Interest income on loans increased $628,000 for fiscal 2001 reflecting the increase in the average outstanding balance of loans receivable from $58.4 million for the year ended June 30, 2000 compared to $65.0 million for the year ended June 30, 2001, and an increase in average yield on loans for fiscal 2001 to 8.43% from 8.31% for fiscal 2000. Offsetting this increase in part was a $118,000 decrease in interest income on securities available-for-sale resulting from a decline in balances of securities available-for-sale and a decreasing yield on the available-for-sale portfolio during the last four months of fiscal year 2001. In addition, there was a $106,000 decrease in other investment income for the year ended June 30, 2001 as compared to the year ended June 30, 2000. The yield on all average interest-earning assets increased to 7.81% during fiscal 2001 from 7.70% during fiscal 2000.

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

     As of June 30, 2001, the Company's non-performing assets, consisting of non-accruing loans, accruing loans 90 days or more delinquent, real estate owned and repossessed consumer property, totaled $1,443,000 or 1.61% of total assets compared to $1,155,000 or 1.39% of total assets as of June 30, 2000. The increase in non-performing assets related primarily to a $295,000 increase in non-accruing loans past-due 90 or more days and a $6,000 decrease in repossessed consumer property. One-to-four family non-accruing mortgage loans increased $344,000 while all other classes of non-accruing loans decreased $49,000.

     Non-interest Income. Non-interest income increased $361,000 to $597,000 for the year ended June 30, 2001 from $236,000 for the year ended June 30, 2000. The increase was primarily attributable to a gain on sales of securities available-for-sale of $2,000 for fiscal 2001 as compared to losses of $234,000 on sales of securities available-for-sale in fiscal 2000. Contributing to the increase in non-interest income was a 27% increase in fees, service charges and commissions of $125,000, from $470,000 for the year ended June 30, 2000, to $595,000 for the year ended June 30, 2001, as a result of an increased number of fee-based accounts and enhanced fee collection efforts.

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

                                                                         Year Ended June 30,
                                 ---------------------------------------------------------------------------------------------------
                                                       2002                     2001                             2000
                                 ---------------------------------------------------------------------------------------------------
                                   Average    Interest            Average     Interest              Average     Interest
                                 Outstanding   Earned/  Yield/  Outstanding   Earned/    Yield/    Outstanding   Earned/    Yield/
                                   Balance      Paid     Rate     Balance      Paid      Rate       Balance       Paid       Rate
                                   -------      ----     ----     -------      ----      ----       -------       ----       ----

                                                                        (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1).............  $65,655    $5,340     8.13%   $64,985      $5,479      8.43%     $58,401      $4,852      8.31%
 Securities available-for-sale...   12,993       701     5.40     15,228         955      6.27       16,259       1,073      6.60
 Other interest-bearing assets...    6,894        95     1.38      3,360         101      3.01        4,349         176      4.05
 FHLB stock......................      489        16     3.27         34          39      6.15        1,087          70      6.44
                                    ------     -----              ------       -----                 ------       -----
  Total interest-earning assets(1)  86,031     6,152     7.15     84,207       6,574      7.81       80,096       6,171      7.70
                                    ------     -----              ------       -----                 ------       -----


Interest-Bearing Liabilities:
 Savings deposits................   29,036       720     2.48     23,124       1,027      4.44       23,441       1,055      4.50
 Money market deposits...........      363         5     1.38         9         2.56       433           10        2.31       352
 Demand and NOW deposits.........    9,819        96      .98       179         2.07     8,063          163        2.02     8,650
 Certificates of deposit.........   32,824     1,542     4.70     35,442       2,162      6.10       28,822       1,482      5.14
 FHLB Advances...................    6,966       371     5.33      9,699         547      5.64       13,522         738      5.46
                                    ------     -----              ------       -----                 ------       -----
Total interest-bearing liabilities  79,008     2,734     3.46     77,267       3,924      5.08       74,281       3,448      4.64
                                   -------     -----              ------       -----                -------       -----


Net interest income..............             $3,418                          $2,650                             $2,723
                                              ======                          ======                             ======

Net interest rate spread.........                        3.69%                            2.73%                              3.06%
                                                         ====                             ====                               ====

Net interest-earning assets......   $7,023                        $6,940                             $5,815
                                    ======                        ======                             ======

Net interest margin(2)...........                        3.97%                            3.15%                              3.40%
                                                         ====                             ====                               ====
Average interest-earning
assets to average
interest-bearing
liabilities .....................             108.89%                     108.98%                            107.83%
                                              ======                      ======                             ======

_______________________________

(1)Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for losses on loans.

(2)Net interest income divided by average interest-earning assets.

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

                                                                      Year Ended June 30,
                                          ----------------------------------------------------------------------------
                                                    2002  vs.  2001                        2001   vs.  2000
                                                    ---------------                        ----------------
                                                Increase                              Increase
                                               (Decrease)                            (Decrease)
                                                 Due to                                Due to
                                          ----------------------                ----------------------
                                                                      Total                                  Total
                                                                    Increase                                Increase
                                          Volume       Rate        (Decrease)        Volume         Rate    (Decrease)
                                          ------       ----        ----------        ------         ----    ----------
                                                                          (In Thousands)
Interest-earning assets:
  Loans receivable.................         $(10)     $(130)         $(140)            $343           $285       $628
  Securities available-for-sale....         (226)       (28)          (254)              (6)          (112)      (118)
  Other interest-earning assets....            8        (14)            (6)             (54)           (21)       (75)
  FHLB Stock.......................            5        (28)           (23)             (15)           (16)       (31)
                                            ----       ----           ----            -----         ------       ----
     Total interest-earning assets.        $(223)     $(200)         $(423)            $268           $136       $404
                                           =====      =====          =====             ====           ====       ====

Interest-bearing liabilities:
  Savings deposits.................          874      (1181)          (307)               2            (30)       (28)
  Money market deposits............            1         (5)            (4)              (1)           ---         (1)
  Demand and NOW deposits..........           50       (133)           (83)              (1)            17         16
  Certificates of deposits.........         (255)      (365)          (620)             557            123        680
  FHLB advances....................         (174)        (2)          (176)           1,057         (1,248)      (191)
                                            ----       ----           ----            -----         ------       ----

     Total interest-bearing liabilities     $496    $(1,686)       $(1,190)          $1,614        $(1,138)      $476
                                           =====      =====          =====            =====         ======       ====
Net interest income................                                   $767                                       $(72)
                                                                     =====                                       ====

Interest Rate Spread

     The following table sets forth the weighted average yields on interest-earning assets, the weighted average rates on interest-bearing liabilities and the interest rate spread between weighted average yields and rates at the end of each of the years presented. Non-accruing loans have been included in the table as carrying a zero yield.


                                                                                  At June 30,
                                                                   ----------------------------------------
                                                                       2002           2001          2000
                                                                   ---------------------------------------
             Weighted average yield on:
               Loans receivable, net(1)....................            7.92%          8.49%         8.16%
               Securities available-for-sale...............            5.27           5.42          6.55
               Other interest-earning assets(2)............             .86           3.73          1.85
               FHLB stock..................................            3.00           4.56          6.86
                  Combined weighted average yield on
                  interest-earning assets..................            6.92           7.64          7.72

             Weighted average rate paid on:
               Savings deposits............................            1.99           3.69          4.60
               Money market deposits.......................             .97           2.28          2.41
               Demand and NOW deposits.....................             .71           1.57          1.98
               Certificates of Deposit.....................            4.06           5.81          5.63
               FHLB advances...............................            5.21           5.49          5.67
                  Combined weighted average rate paid
                  on interest-bearing liabilities..........            2.82           4.64          4.86
               Spread......................................            4.10%          3.00%         2.86%


______________________________

(1) Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for losses on loans.

(2)  FHLB demand account only other interest-earning assets on June 30, 2000.

Asset/Liability Management

     The Company currently focuses lending efforts toward originating competitively priced adjustable-rate loan products and fixed-rate loan products with relatively short terms to maturity, generally fifteen years or less. The Company also makes a small amount of longer term fixed-rate mortgages for its portfolio from time to time. This allows the Company to maintain a portfolio of loans which will be sensitive to changes in the level of interest rates while providing a reasonable spread to the cost of liabilities used to fund the loans. The Company also makes long-term, fixed-rate mortgage loans which are sold in the secondary market.

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

     Under OTS guidelines, interest rate risk is measured using an NPV model to estimate a thrift's market value of portfolio to equity and the impact on that estimate of an adverse 200 basis point shift in interest rates. Unless otherwise directed by the OTS Regional Director, institutions below $1 billion in assets may usually rely on the quarterly NPV estimates produced by the OTS. Utilizing this measuring concept, a deduction to risk-based capital would have been required as of June 30, 2002, if the regulation applied to the bank. However, even if such deduction was applied, the Bank would still meet their risk-based capital requirement under current regulatory guidelines.

     Presented below, as of June 30, 2002, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points and compared to Board policy limits and in accordance with OTS regulations. Interest rate risk exposure typically has been presented for changes of interest rates of up and down 300 basis points; however due to the abnormally low prevailing interest rate environment, the OTS is currently not providing NPV change estimates below minus 100 basis points. Such limits have been established with consideration of the dollar impact of various rate changes and the

Bank's strong capital position. Management reviews the OTS measurements on a quarterly basis. At June 30, 2002, the Bank's interest rate risk was within the Board's prescribed guidelines.



                 Change in                  Board Limit            At June 30,
               Interest Rate             (min NPV ratios)             2002
              (Basis Points)                 % Change               % Change
         -------------------------    ----------------------    ----------------

                     +300                      5.00%                   13.17%
                     +200                      6.00                    13.78
                     +100                      6.75                    14.15
                        0                      6.75                    14.41
                     -100                      6.75                    14.41


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

Critical Accounting Policies

     The Company has identified one critical accounting policy and practice relative to the financial condition and results of operation. This accounting policy relates to the allowance for loan losses.

     The allowance for loan losses is based on management's opinion, and is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of probable credit losses. The allowance for loan loss is established through a provision for loss based on management's evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans, and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loss experience, and other factors that warrant recognition in providing for an adequate allowance for loan loss.

     In the event that management's evaluation of the level of the allowance for loan losses is inadequate, the Company would need to increase it provision for loan losses.

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

     The Company principally uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs. At June 30, 2002, the Company had $1.1 million of loan commitments. The Company anticipates that it will have sufficient funds available to meet outstanding loan commitments. Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Bank's foreseeable short-term and long-term liquidity needs.

     Certificates of deposit scheduled to mature in a year or less at June 30, 2002 totaled $18.4 million or 62.7% of the Company's total certificates of deposit. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company. There can be no assurance, however, that the Company will retain all such deposits. At June 30, 2002, the Company had outstanding borrowings of $5.6 million from the FHLB of Des Moines and had the capacity to borrow up to approximately $19.2 million.

     The primary investing activities of the Company include the origination of loans and the purchase of mortgage-backed securities. At June 30, 2002, these assets accounted for over 84.4% of the Company's total assets. Such origination and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, deposit growth, FHLB advances, and net income.

     At June 30, 2002, the Bank had tangible and core capital of $7.2 million, or 8.4% of adjusted total assets, which was approximately $5.9 million and $3.8 million above the minimum requirements of 1.5% and 4.0%, respectively. At June 30, 2002, the Bank had total risk-based capital of $7.7 million (including $7.2 million in core capital), or 14.0% of risk-weighted assets of $55.3 million. This amount was $3.3 million above the 8.0% requirement in effect on that date.

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

Effect of New Accounting Standards

     In July 2001, the Federal Accounting Standards Board (FASB) issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Adoption of these new accounting standards have not had a material effect on the consolidated financial statements.

     In June 2001, the FASB issued SFAS No. l43, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of assets. The Company also records a corresponding asset which is depreciated over the life of the asset. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not expect this statement to have a material effect on its consolidated financial statements.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provision of APB Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. l44 for fiscal years beginning after December 15, 2001. The adoption of this statement will not have a material effect on the consolidated financial statements.

     SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, was issued April 2002. This
Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

     The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of this Statement related to Statement l3 shall be effective for transactions occurring after May 15, 2002. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. The effects of implementation are not material.

     SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued June 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).

     The provisions of this Statement are effective for exit and disposal activities that are initiated after December 31, 2002.

                          Independent Auditors' Report



The Board of Directors
Horizon Financial Services Corporation
Oskaloosa, Iowa:


We  have  audited  the  accompanying  consolidated  balance  sheets  of  Horizon
Financial Services Corporation and subsidiaries (the Company) as of June 30, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Financial Services Corporation and subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.



                                                          /s/ KPMG LLP
                                                          -------------
                                                          KPMG



Des Moines, Iowa
July 26, 2002

                                         HORIZON FINANCIAL SERVICES
                                        CORPORATION AND SUBSIDIARIES

                                        Notes to Financial Statements

                                           June 30, 2002 and 2001


                                                                                2002                   2001
                                                                             ------------           ------------
                                         Assets
Cash and cash equivalents                                                    $  8,124,566              5,591,526
Securities available-for-sale (note 2)                                         12,086,313             15,525,117
Loans receivable, net (notes 3 and 4)                                          65,098,795             65,445,714
Real estate (note 5)                                                              417,137                280,458
Stock in Federal Home Loan Bank, at cost                                          509,200                480,100
Office property and equipment, net (note 6)                                     1,351,486              1,253,741
Accrued interest receivable (note 7)                                              587,134                682,183
Deferred tax asset (note 10)                                                      211,800                 85,550
Prepaid expenses and other assets                                                  51,576                 71,499
                                                                             ------------           ------------
                   Total assets                                              $ 88,438,007             89,415,888
                                                                             ============           ============
                            Liabilities and Stockholders' Equity
Deposits (note 8)                                                            $ 71,953,695             69,871,926
Advances from Federal Home Loan Bank (note 9)                                   5,571,497              9,592,627
Advance payments by borrowers for taxes and insurance                             373,147                393,550
Accrued income taxes                                                              490,522                191,603
Accrued expenses and other liabilities                                            645,694                919,996
                                                                             ------------           ------------
                   Total liabilities                                           79,034,555             80,969,702
                                                                             ------------           ------------
Stockholders' equity:
     Preferred stock, $.01 par value; authorized 1500,000 shares;
         none issued                                                                   --                     --
     Common stock, $.01 par value; 1,500,000 shares authorized;
         1,046,198 shares issued                                                   10,462                 10,462
     Additional paid-in capital                                                 5,025,598              5,022,511
     Retained earnings, substantially restricted (note 10, 12, and 13)          6,515,330              5,565,793
     Treasury stock, at cost (293,016 and 294,736 shares in 2002
         and 2001, respectively)                                               (2,119,466)            (2,129,894)
     Accumulated other comprehensive loss - net
         unrealized loss on securities available-for-sale                         (28,472)               (22,686)
                                                                             ------------           ------------
                   Total stockholders' equity                                   9,403,452              8,446,186
Commitments and contingencies (notes 3 and 15)
                                                                             ------------           ------------
                   Total liabilities and stockholders' equity                $ 88,438,007             89,415,888
                                                                             ============           ============


See accompanying notes to consolidated financial statements.


                                        HORIZON FINANCIAL SERVICES
                                       CORPORATION AND SUBSIDIARIES
                                   Consolidated Statements of Operations
                                 Years ended June 30, 2002, 2001, and 2000


                                                                  2002                 2001               2000
                                                               -----------         -----------        -----------
Interest income:
     Loans                                                     $ 5,339,939           5,479,239          4,851,413
     Investment securities available-for-sale                      701,044             955,098          1,072,849
     Other interest income                                         110,511             140,300            246,441
                                                               -----------         -----------        -----------
                   Total interest income                         6,151,494           6,574,637          6,170,703
                                                               -----------         -----------        -----------
Interest expense:
     Deposits (note 8)                                           2,363,078           3,376,353          2,709,550
     Advance from Federal Home Loan Bank (note 9)                  370,855             547,170            738,089
                                                               -----------         -----------        -----------
                   Total interest expense                        2,733,933           3,923,523          3,447,639
                                                               -----------         -----------        -----------
                   Net interest income                           3,417,561           2,651,114          2,723,064

Provision for losses on loans (note 4)                             331,500             276,373             96,000
                                                               -----------         -----------        -----------
                   Net interest income after provision
                       for losses on loans                       3,086,061           2,374,741          2,627,064
                                                               -----------         -----------        -----------
Noninterest income:
     Fees, service charges, and commissions                        693,561             595,219            470,009
     Gain (loss) on sale of securities, net (note 2)               236,384               2,084           (233,976)
     Impairment loss on equity securities (note 2)                 (80,360)                 --                 --
                                                               -----------         -----------        -----------
                   Total noninterest income                        849,585             597,303            236,033
                                                               -----------         -----------        -----------
Noninterest expense:
     Compensation, payroll taxes, and employee
         benefits (note 11)                                      1,283,858           1,143,216          1,165,315
     Advertising                                                    81,339              75,286             97,440
     Office property and equipment                                 302,982             324,602            317,303
     Federal insurance premiums and special
         assessments (note 13)                                      23,771              32,719             41,431
     Data processing services                                      195,119             180,961            169,557
     Other real estate                                              36,159              19,658             21,232
     Other                                                         375,072             374,399            326,187
                                                               -----------         -----------        -----------
                   Total noninterest expense                     2,298,300           2,150,841          2,138,465
                                                               -----------         -----------        -----------
                   Earnings before taxes                         1,637,346             821,203            724,632
Taxes (note 10)                                                    551,900             251,600            239,100
                                                               -----------         -----------        -----------
                   Net earnings                                $ 1,085,446             569,603            485,532
                                                               ===========         ===========        ===========
Basic earnings per common share                                $      1.44                0.72               0.56
                                                               ===========         ===========        ===========
Diluted earnings per common share                              $      1.42                0.71               0.56
                                                               ===========         ===========        ===========

See accompanying notes to consolidated financial statements.


                                         HORIZON FINANCIAL SERVICES
                                        CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
                                  Years ended June 30, 2002, 2001, and 2000



                                                                              Additional                            Unearned
                                                       Preferred   Common      paid-in    Retained     Treasury       ESOP
                                                         stock      stock      capital    earnings       stock       shares
                                                        -------  ----------  ----------  ----------   ----------   ----------
Balance at June 30, 1999                                $    --      10,462   4,996,761   4,804,455   (1,229,571)     (65,503)
                                                        -------  ----------  ----------  ----------   ----------   ----------
Comprehensive income:
    Net earnings                                             --          --          --     485,532           --           --
    Unrealized losses on securities available-for-sale       --          --          --          --           --           --
    Less: reclassification adjustment for net realized
       losses included in net income, net of tax             --          --          --          --           --           --
                                                        -------  ----------  ----------  ----------   ----------   ----------
               Total comprehensive income                    --          --          --     485,532           --           --
                                                        -------  ----------  ----------  ----------   ----------   ----------
Dividends declared ($.18 per share)                          --          --          --    (154,351)          --           --
Treasury stock acquired                                      --          --          --          --      (84,626)          --
ESOP shares allocated                                        --          --          --          --           --       59,910
Stock appreciation of allocated ESOP shares                  --          --      23,600          --           --           --
                                                        -------  ----------  ----------  ----------   ----------   ----------
Balance at June 30, 2000                                     --      10,462   5,020,361   5,135,636   (1,314,197)      (5,593)
                                                        -------  ----------  ----------  ----------   ----------   ----------
Comprehensive income:
    Net earnings                                             --          --          --     569,603           --           --
    Unrealized gains on securities available-for-sale        --          --          --          --           --           --
    Less: reclassification adjustment for net realized
       gains included in net income, net of tax              --          --          --          --           --           --
                                                        -------  ----------  ----------  ----------   ----------   ----------
               Total comprehensive income                    --          --          --     569,603           --           --
                                                        -------  ----------  ----------  ----------   ----------   ----------
Dividends declared ($.18 per share)                          --          --          --    (139,446)          --           --
Treasury stock acquired                                      --          --          --          --     (815,697)          --
ESOP shares allocated                                        --          --          --          --           --        5,593
Stock appreciation of allocated ESOP shares                  --          --       2,150          --           --           --
                                                        -------  ----------  ----------  ----------   ----------   ----------
Balance at June 30, 2001                                     --      10,462   5,022,511   5,565,793   (2,129,894)          --
                                                        -------  ----------  ----------  ----------   ----------   ----------
Comprehensive income:
    Net earnings                                             --          --          --   1,085,446           --           --
    Unrealized gains on securities available-for-sale        --          --          --          --           --           --
    Less: reclassification adjustment for net realized
       gains included in net income, net of tax              --          --          --          --           --           --
                                                        -------  ----------  ----------  ----------   ----------   ----------
               Total comprehensive income                    --          --          --   1,085,446           --           --
                                                        -------  ----------  ----------  ----------   ----------   ----------
Dividends declared ($.18 per share)                          --          --          --    (135,264)          --           --
Stock options exercised                                      --          --       3,087        (645)      10,428           --
                                                        -------  ----------  ----------  ----------   ----------   ----------
Balance at June 30, 2002                                $    --      10,462   5,025,598   6,515,330   (2,119,466)          --
                                                        =======  ==========  ==========  ==========   ==========   ==========



                                                               Net unrealized
                                                                  loss on
                                                                securities
                                                             available-for-sale       Total
                                                             ------------------    ----------
Balance at June 30, 1999                                          (456,257)         8,060,347
                                                                ----------         ----------
Comprehensive income:
    Net earnings                                                        --            485,532
    Unrealized losses on securities available-for-sale            (331,269)          (331,269)
    Less: reclassification adjustment for net realized
       losses included in net income, net of tax                   206,864            206,864
                                                                ----------         ----------
               Total comprehensive income                         (124,405)           361,127
                                                                ----------         ----------
Dividends declared ($.18 per share)                                     --           (154,351)
Treasury stock acquired                                                 --            (84,626)
ESOP shares allocated                                                   --             59,910
Stock appreciation of allocated ESOP shares                             --             23,600
                                                                ----------         ----------
Balance at June 30, 2000                                          (580,662)         8,266,007
                                                                ----------         ----------
Comprehensive income:
    Net earnings                                                        --            569,603
    Unrealized gains on securities available-for-sale              559,283            559,283
    Less: reclassification adjustment for net realized
       gains included in net income, net of tax                     (1,307)            (1,307)
                                                                ----------         ----------
               Total comprehensive income                          557,976          1,127,579
                                                                ----------         ----------
Dividends declared ($.18 per share)                                     --           (139,446)
Treasury stock acquired                                                 --           (815,697)
ESOP shares allocated                                                   --              5,593
Stock appreciation of allocated ESOP shares                             --              2,150
                                                                ----------         ----------
Balance at June 30, 2001                                           (22,686)         8,446,186
                                                                ----------         ----------
Comprehensive income:
    Net earnings                                                        --          1,085,446
    Unrealized gains on securities available-for-sale               92,041             92,041
    Less: reclassification adjustment for net realized
       gains included in net income, net of tax                    (97,827)           (97,827)
                                                                ----------         ----------
               Total comprehensive income                           (5,786)         1,079,660
                                                                ----------         ----------
Dividends declared ($.18 per share)                                     --           (135,264)
Stock options exercised                                                 --             12,870
                                                                ----------         ----------
Balance at June 30, 2002                                           (28,472)         9,403,452
                                                                ==========         ==========


See accompanying notes to consolidated financial statements.


                                                  HORIZON FINANCIAL SERVICES
                                                 CORPORATION AND SUBSIDIARIES
                                             Consolidated Statements of Cash Flows
                                           Years ended June 30, 2002, 2001, and 2000



                                                                                2002            2001            2000
                                                                            ------------    ------------    ------------
Cash flows from operating activities:
    Net earnings                                                            $  1,085,446         569,603         485,532
    Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation                                                           128,940         134,051         140,247
          Amortization of fees, premiums, and accretion of discounts, net         68,466          13,523         (36,793)
          Provision for losses on loans                                          331,500         276,373          96,000
          Loans originated for sale                                           (9,709,045)     (5,468,450)     (2,558,620)
          Proceeds on sales of loans                                          11,055,197       4,861,203       3,527,863
          Amortization of stock compensation plans                                    --           7,743          83,510
          Tax benefit from exercise of stock options                               3,087              --              --
          (Gain) loss on sale or disposal of securities                         (236,384)         (2,084)        233,976
          Impairment losses on securities                                         80,360              --              --
          Gain (loss) on sale of fixed assets                                        914          (3,687)             --
          Reinvested dividends                                                   (14,718)        (31,901)        (65,668)
          Decrease (increase) in accrued interest receivable                      95,049         (79,418)        (80,644)
          Increase (decrease) in accrued taxes payable and
             deferred taxes                                                      179,005         (47,346)        669,877
          Other, net                                                            (236,328)        462,563         122,283
                                                                            ------------    ------------    ------------
                Net cash provided by operating activities                      2,831,489         692,173       2,617,563
                                                                            ------------    ------------    ------------
Cash flows from investing activities:
    Securities available-for-sale:
       Purchases                                                              (8,224,359)     (5,072,406)     (4,215,094)
       Proceeds from sale                                                      7,771,215       4,651,188       1,232,520
       Proceeds from maturity and principal collected                          3,985,189       1,476,407       4,081,993
    Loans to customers, net                                                   (1,632,521)     (2,742,445)     (7,416,239)
    Proceeds from sale of real estate                                            143,971              --              --
    Purchases of real estate                                                          --              --              --
    Proceeds from sale of Federal Home Loan Bank stock                                --         222,400         500,000
    Purchases of Federal Home Loan Bank stock                                    (29,100)             --              --
    Proceeds from sale of office property and equipment                               --          11,900              --
    Purchases of office property and equipment                                  (227,599)       (346,184)       (101,015)
                                                                            ------------    ------------    ------------
                Net cash provided (used in) by investing activities            1,786,796      (1,799,140)     (5,917,835)
                                                                            ------------    ------------    ------------
Cash flows from financing activities:
    Increase in deposits                                                       2,081,769       5,110,702       5,184,992
    (Decrease) increase in advance payments by borrowers for
       taxes and insurance                                                       (20,403)        (17,005)         10,725
    Proceeds from advances from Federal Home Loan Bank                                --       3,500,000       1,000,000
    Principal payments on advances from Federal Home Loan Bank                (4,021,130)     (2,921,572)     (8,591,977)
    Payment of dividends                                                        (135,264)       (139,446)       (154,351)
    Exercise of stock options                                                      9,783              --              --
    Treasury stock acquired                                                           --        (815,697)        (84,626)
                                                                            ------------    ------------    ------------
                Net cash (used in) provided by financing activities           (2,085,245)      4,716,982      (2,635,237)
                                                                            ------------    ------------    ------------
                Net increase (decrease) in cash and cash equivalents           2,533,040       3,610,015      (5,935,509)

Cash and cash equivalents at beginning of year                                 5,591,526       1,981,511              --
                                                                            ------------    ------------    ------------
Cash and cash equivalents at end of year                                    $  8,124,566       5,591,526      (5,935,509)
                                                                            ============    ============    ============
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
       Interest                                                             $  3,046,638       3,623,104       3,344,069
       Taxes                                                                     372,810         298,947         185,082
    Noncash investing and financing activities:
       Transfers from loans to real estate                                       301,788          45,000              --



See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



(1)  Summary of Significant Accounting Policies

     (a)  Description of the Business and Concentration of Credit

          Horizon Financial Services Corporation and subsidiaries (the Company or the Parent Company) is a thrift holding company headquartered in Oskaloosa, Iowa. The Company was organized for the purpose of owning the outstanding stock of Horizon Federal Savings Bank, FSB (the Bank).

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

     (b)  Consolidation and Basis of Presentation

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

     (c)  Cash and Cash Equivalents

          For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents include interest-earning deposits of $7,188,000 and $5,018,000 at June 30, 2002 and 2001, respectively.

                                                                     (Continued)
                                       24

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



     (d)  Earnings Per Share

          Basic earnings per share is determined using net income and weighted average common shares outstanding, decreased by unearned employee stock ownership plan (ESOP) shares. Diluted earnings per share, is computed by dividing net income by the weighted average common shares, decreased by unearned ESOP shares and increased by assumed incremental common shares issued. Amounts used in the determination of basic and diluted earnings per share for the years ended June 30, 2002, 2001, and 2000 are shown in table below.

                                                           2002          2001           2000
                                                        ----------    ----------     ----------
          Net earnings (loss)                           $1,085,546       569,603        485,532
                                                        ----------    ----------     ----------
          Weighted average common shares outstanding       751,495       790,477        868,899
               Less unearned ESOP shares                        --          (236)        (7,487)
                                                        ----------    ----------     ----------
                             Weighted average common
                                 shares - basic            751,495       790,241        861,412
          Assumed incremental common shares issued
               upon exercise of stock options               13,657         6,782          9,045
                                                        ----------    ----------     ----------
                             Weighted average common
                                 shares - diluted       $  765,152       797,023        870,457
                                                        ==========    ==========     ==========


     (e)  Securities Available-for-sale

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

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000


     (f)  Allowance for Losses on Loans

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

          Accrued interest receivable on loans that become more than ninety days in arrears is charged to income. Subsequently, interest income is not recognized on such loans until collected or until determined by management to be collectable.

     (g)  Loans Receivable

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

     (h)  Loan Origination Fees and Related Costs

          Mortgage loan origination fees and certain direct loan origination costs, if material, are deferred and the net fee or cost is recognized in operations using the interest method. Direct loan origination costs for other loans are expensed as incurred, as such costs are not material.

     (i)  Real Estate

          Investment in real estate represents a limited partnership interest in a low income housing apartment complex and a 50% partnership interest in a retail mall. The investments are carried at cost, adjusted for earnings and losses of the limited partnerships.

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


                                                                     (Continued)
                                       26

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



     (j)  Financial Instruments with Off Balance Sheet Risk

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

     (k)  Office Property and Equipment

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

     (l)  Treasury Stock

          Treasury stock is accounted for by the cost method, whereby shares of common stock reacquired are recorded at their purchase price.

     (m)  Taxes on Income

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



     (n)  Stock Option Plan

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

     (o)  Fair Value of Financial Instruments

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



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

     (p)  Effect of New Accounting Standards

          In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Adoption of these new standards has not had a material effect on its consolidated financial statements.

          In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of assets. The Company also records a corresponding asset which is depreciated over the life of the asset. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not expect this statement to have a material effect on its consolidated financial statements.

          In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provision of APB Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



          circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held-for-sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 for fiscal years beginning after December 15, 2001. The adoption of this statement will not have a material effect on the consolidated financial statements.

          SFAS No. 145 Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections was issued April 2002. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that
          Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

          The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of this Statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provision of this Statement shall be effective for financial statements issued on or after May 15, 2002. The effects of implementation are not anticipated to be material.

          SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities was issued June 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).

          The provisions of this Statement are effective for exit and disposal activities that are initiated after December 31, 2002.

     (q)  Reclassifications

          Certain amounts in the June 30, 2001 and 2000 financial statements have been reclassified to conform to the presentation used in the June 30, 2002 financial statements and did not result in a change to net earnings or total stockholder's equity.

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



(2)  Securities Available-for-sale

     Securities available-for-sale at June 30, 2002 and 2001 were as follows:


                                                                      Gross          Gross
                                                      Amortized     unrealized     unrealized       Fair
                    Description                         cost           gains         losses         value
     ---------------------------------------------   -----------    -----------    -----------    -----------
     2002:
          Small Business Administration guaranteed
              loan participation certificates         $   667,384             --            191        667,193
          Mortgage-backed and related securities:
              Mortgage-backed securities                9,007,233         41,484             --      9,048,717
              Collateralized mortgage obligations         463,926             --          1,913        462,013
          Mutual funds                                  1,237,436             --             --      1,237,436
          Equity securities                               755,605         18,475        103,126        670,954
                                                      -----------    -----------    -----------    -----------
                                                      $12,131,584         59,959        105,230     12,086,313
                                                      ===========    ===========    ===========    ===========
     2001:
          FHLB bonds - due beyond one year,
              but within five years                   $ 1,000,000          4,500          8,344        996,156
          Small Business Administration guaranteed
              loan participation certificates             689,698          3,526             --        693,224
          Mortgage-backed and related securities:
              Mortgage-backed securities                7,923,204         68,853             --      7,992,057
              Collateralized mortgage obligations       4,108,569         19,908             --      4,128,477
          Mutual funds                                  1,222,718             --             --      1,222,718
          Equity securities                               612,934         13,030        134,739        491,225
                                                      -----------    -----------    -----------    -----------
                                                       15,557,123        109,817        143,083     15,523,857
          Stripped mortgage-backed securities:
              Principal only                                4,231             --          2,971          1,260
                                                      -----------    -----------    -----------    -----------
                                                      $15,561,354        109,817        146,054     15,525,117
                                                      ===========    ===========    ===========    ===========


     Sales of securities available-for-sale resulted in the following for the three years ended June 30:

                                      2002          2001           2000
                                   ----------    ----------     ----------
          Proceeds                 $7,771,215     4,651,188     1,232,520
          Gross realized gains        250,141        66,373        84,857
          Gross realized losses        13,757        64,289       318,832


     In 2002, the Company recognized a write down of $80,360 on equity securities resulting from a decline in fair value that was judged to be other than temporary.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000


(3)  Loans Receivable

     At June 30, 2002 and 2001, loans receivable consisted of the following:



                                                  2002           2001
                                              -----------    -----------
     Residential real estate loans:
          One-to-four family                  $38,294,960     40,716,220
          One-to-four family held-for-sale        258,346        798,530
          Multifamily                           1,362,607      1,458,223
          Construction                          1,474,881      1,380,661
                                              -----------    -----------
                                               41,390,794     44,353,634
     Commercial real estate loans               7,020,223      6,703,078
                                              -----------    -----------
                        Total real estate      48,411,017     51,056,712
                                              -----------    -----------
     Consumer loans:
          Automobile                            3,170,629      3,482,189
          Home improvement                        299,297        360,834
          Deposit accounts                        264,790        198,380
          Other                                 3,121,570      2,946,494
                                              -----------    -----------
                        Total consumer          6,856,286      6,987,897
                                              -----------    -----------
     Commercial business loans                 10,385,968      7,855,852
                                              -----------    -----------
                                               65,653,271     65,900,461
     Less:
          Deferred fees and discounts              17,243         85,433
          Allowance for losses on loans           537,233        369,314
                                              -----------    -----------
                                              $65,098,795     65,445,714
                                              ===========    ===========



     At June 30, 2002, the Bank had committed to originate $1,051,050 of fixed- and variable-rate loans. In addition, the Bank had customers with unused lines of credit totaling $2,648,846 at June 30, 2002.

     At June 30, 2002 and 2001, the Bank had nonaccrual loans of $1,917,390 and $1,393,700, respectively. The allowance for losses on loans related to these impaired loans was approximately $147,750 and $114,200, respectively. The average balances of such loans for the years ended June 30, 2002, 2001, and 2000, were $1,716,000, $1,378,000, and $980,000, respectively. For the years ended June 30, 2002, 2001, and 2000, interest income which would have been recorded under the original terms of such loans was approximately $198,000, $170,000, and $144,000, respectively, and interest income actually recorded amounted to approximately $92,000, $78,000, and $78,000, respectively.

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000




     Loan customers of the Bank include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Changes in loans outstanding to executive officers and directors for the years ended June 30, 2002 and 2001 were as follows:



                                                  2002          2001
                                                ---------     ---------
          Balance at beginning of year          $ 105,515        69,625
          Balance of newly appointed officer           --        50,241
          Repayments                              (57,713)      (14,351)
                                                ---------     ---------
          Balance at end of year                $  47,802       105,515
                                                =========     =========

(4)  Allowance for Losses on Loans

     Following is a summary of the allowance for losses on loans for the three years ended June 30, 2002:



                                             2002         2001          2000
                                           ---------    ---------    ---------
          Balance at beginning of year     $ 369,314      379,015      342,990
          Provision for losses on loans      331,500      276,373       96,000
          Charge-offs                       (164,223)    (290,083)     (62,296)
          Recoveries                             642        4,009        2,321
                                           ---------    ---------    ---------
          Balance at end of year           $ 537,233      369,314      379,015
                                           =========    =========    =========


(5)  Real Estate

     Following is a summary of real estate as of June 30, 2002 and 2001:


                                                        2002        2001
                                                      --------    --------
          Real estate acquired for investment         $210,787     235,458
          Real estate acquired through foreclosure     206,350      45,000
                                                      --------    --------
                                                      $417,137     280,458
                                                      ========    ========


     There were no allowances for losses on real estate at June 30, 2002 and 2001, respectively.

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000


(6)  Office Property and Equipment

     At June 30, 2002 and 2001, the cost and accumulated depreciation of office property and equipment were as follows:


                                                   2002          2001
                                                ----------    ----------
          Land                                  $  216,595       216,595
          Office buildings                       1,483,776     1,477,972
          Furniture, fixtures, and equipment     1,058,320     1,007,785
          Automobile                                24,000        24,000
                                                ----------    ----------
                                                 2,782,691     2,726,352
          Less accumulated depreciation          1,431,205     1,472,611
                                                ----------    ----------
                                                $1,351,486     1,253,741
                                                ==========    ==========




(7)  Accrued Interest Receivable

     At June 30, 2002 and 2001, accrued interest receivable consisted of the following:

                                             2002        2001
                                           --------    --------
          Loans receivable                 $528,354     580,210
          Securities available-for-sale      58,780     101,973
                                           --------    --------
                                           $587,134     682,183
                                           ========    ========


(8)  Deposits

     Deposit  account  balances  at June 30,  2002 and  2001 are  summarized  as follows:
                                              2002          2001
                                          -----------    -----------
          Balance by account type:
               Savings                    $31,754,018     23,680,707
               Money market                   463,750        313,001
               Demand and NOW              10,363,591      8,679,036
               Certificates of deposit     29,372,336     37,199,182
                                          -----------    -----------
                                          $71,953,695     69,871,926
                                          ===========    ===========


     The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $3,208,885 and $6,634,600 at June 30, 2002 and 2001, respectively.


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



     At June 30, 2002, scheduled maturities of certificates of deposit were as follows:


     Years ended June 30:
           2003                                     $18,421,024
           2004                                       6,309,597
           2005                                         837,275
           2006                                         964,862
           2007 and thereafter                        2,839,578
                                                    -----------
                                                    $29,372,336
                                                    ===========

     Interest expense on deposits is summarized as follows:



                                          Years ending June 30,
                                  --------------------------------------
                                     2002          2001          2000
                                  ----------    ----------    ----------
      Savings                     $  720,012     1,026,751     1,055,175
      Money market                     5,037         8,538        10,359
      Demand and NOW                  95,824       179,401       162,401
      Certificates of deposit      1,542,205     2,161,663     1,481,615
                                  ----------    ----------    ----------
                                  $2,363,078     3,376,353     2,709,550
                                  ==========    ==========    ==========



     At June 30, 2002 and 2001, accrued interest payable on deposits totaled $340,433 and $626,893, respectively.

(9)  Advances from FHLB

        Advances from FHLB at June 30, 2002 and 2001, were as follows:



                                                    2002                         2001
                                           -----------------------      -----------------------
                                                          Weighted                    Weighted
                                                          average                      average
                                              Amount       rates          Amount        rates
                                           -----------   ---------      -----------   ---------
     Advance maturity:
          Within one year:
              Fixed                        $    26,382       5.50%      $ 4,023,105      5.81%
          Beyond one year, but within
              five years - Fixed             1,112,199       4.91         1,106,208      4.90
          Beyond five years, but within
              ten years - Fixed              4,379,734       5.19         4,370,136      5.19
          Beyond ten years, but within
              fifteen years - Fixed             53,182       5.50            93,178      5.50
                                           -----------                 ------------
                                           $ 5,571,497                  $ 9,592,627
                                           ===========                 ============


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



     Advances from FHLB are secured by stock in FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 130% of outstanding advances. Certain advances are callable on various dates.

(10) Taxes

     Taxes on income (benefit) for the years ended June 30, 2002, 2001, and 2000, were as follows:

                                 2002                                      2001
                 -------------------------------------     -------------------------------------
                  Federal        State         Total        Federal        State        Total
                 ---------     ---------     ---------     ---------     ---------     ---------
     Current     $ 579,900        95,000       674,900       239,600        49,000       288,600
     Deferred     (107,000)      (16,000)     (123,000)      (32,000)       (5,000)      (37,000)
                 ---------     ---------     ---------     ---------     ---------     ---------
                 $ 472,900        79,000       551,900       207,600        44,000       251,600
                 =========     =========     =========     =========     =========     =========


                                                 2000
                                 -------------------------------------
                                  Federal        State         Total
                                 ---------     ---------     ---------
                                 $ 250,100        44,000       294,100
                                   (48,000)       (7,000)      (55,000)
                                 ---------     ---------     ---------
                                 $ 202,100        37,000       239,100
                                 =========     =========     =========


     Taxes on income (benefit) differ from the amounts computed by applying the federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:



                                                         Years ended June 30,
                                                   -----------------------------
                                                    2002       2001       2000
                                                   ------     ------     ------
     Federal income tax rate                         34.0%      34.0       34.0%
     Items affecting federal income tax rate:
          State tax, net of federal benefit           3.2        3.5        3.4
          Low income housing tax credits             (2.6)      (5.1)      (5.8)
          Other, net                                 (0.9)      (1.8)       1.4
                                                   ------     ------     ------
                                                     33.7%      30.6       33.0%
                                                   ======     ======     ======


                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2002 and 2001 are presented below:

                                                                  2002        2001
                                                                --------    --------
     Deferred tax assets:
          Accrued expenses not deducted                         $ 83,000      67,000
          Unrealized losses on securities available-for-sale      16,850      13,600
          State net operating loss carryforwards                  12,000      13,000
          Allowance for losses on loans                          200,000     117,000
          Impairment on stock investments                         31,000          --
                                                                --------    --------
                        Total gross deferred tax assets          342,850     210,600
                                                                --------    --------
     Deferred tax liabilities:
          FHLB stock dividends                                    23,050      23,050
          Accrued interest receivable not taxed                    2,000       3,000
          Deferred loan fees                                      85,000      99,000
          Depreciation                                            21,000          --
                                                                --------    --------
                        Total gross deferred tax liabilities     131,050     125,050
                                                                --------    --------
                        Net deferred tax assets                 $211,800      85,550
                                                                ========    ========



     Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not, the Bank will realize the benefits of these deductible differences.

     At June 30, 2002 and 2001, the Bank had federal income tax bad debt reserves of approximately $1,263,000 that constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at June 30, 2002 and 2001 were substantially restricted because of the effect of these income tax bad debt reserves.

(11) Employee Benefits

     (a)  Pension Plan

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

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



          The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements at June 30, 2002 and 2001:

                                                                2002           2001
                                                            -----------     -----------
     Change in benefit obligation:
          Benefit obligation at beginning of year           $   927,784       1,016,486
          Service cost                                           57,617          57,446
          Interest cost                                          57,987          71,154
          Actuarial (gain)/loss                                (133,201)        (15,723)
          Benefits paid                                          (3,370)             --
          Other                                                 397,990        (201,579)
                                                            -----------     -----------
          Benefit obligation at end of year                 $ 1,304,807         927,784
                                                            ===========     ===========
     Change in plan assets:
          Fair value of plan assets at beginning of year    $   948,208       1,272,020
          Actual return on plan assets                          106,878        (122,233)
          Employer contributions                                     --              --
          Benefits paid                                          (3,370)             --
          Other                                                 397,990        (201,579)
                                                            -----------     -----------
          Fair value of plan assets and end of year         $ 1,449,706         948,208
                                                            ===========     ===========
     Reconciliation of funded status:
          Funded status (underfunded)/overfunded            $   144,899          20,424
          Unrecognized net actuarial (gain)/loss               (270,207)       (109,217)
          Unrecognized transition asset                          (7,838)         (9,285)
                                                            -----------     -----------
     Accrued benefit cost                                   $  (133,146)        (98,078)
                                                            ===========     ===========


          The net periodic benefit cost for the years ended June 30, 2002, 2001, and 2000 includes the following components:

                                                               Years ended June 30,
                                                       ----------------------------------
                                                         2002         2001         2000
                                                       --------     --------     --------
     Service cost                                      $ 57,617       57,446       86,255
     Interest cost                                       57,987       71,154       79,839
     Expected return on plan assets                     (78,227)    (104,942)    (101,910)
     Recognized net actuarial gain                         (862)     (14,765)       1,378
     Amortization of transition (asset)/obligation       (1,447)      (1,761)      (1,761)
     Effect of special events                                --      (25,749)          --
                                                       --------     --------     --------
                        Net periodic (benefit) cost    $ 35,068      (18,617)      63,801
                                                       ========     ========     ========




                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000


                                                              2002               2001
                                                          --------------    --------------
     Discount rate                                                 7.00%              6.25%
     Expected long-term rate of return                             7.75               8.25
     Weighted-average rate of compensation increase                5.16               5.13
     Amortization method                                  Straight-line      Straight-line


     (b)  ESOP Plan

          All employees meeting age and service requirements are eligible to participate in an ESOP established in June 1994. Contributions made by the Bank to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. The ESOP purchased 80,962 shares (restated for two-for-one stock dividend) in the Bank's conversion and is accounted for under Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). At June 30, 2002 and 2001, 77,666 and 76,712 shares were allocated to the participants and zero and 954 shares were committed to be released, respectively. At June 30, 2002 and 2001, there were no unearned shares. ESOP expense was $0, $7,743, and $83,513 for the years ended June 30, 2002, 2001, and 2000, respectively.

     (c)  Employment Agreements

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

     (d)  Stock Options

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

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



          Changes in options outstanding and exercisable during 2002, 2001, and 2000 were as follows:

                                                                       Weighted
                        Exercisable   Outstanding     Option price      average
                          options       options        per share         price
                         --------      --------       ------------     --------
     June 30, 1999         45,060        45,060       5.50 - 6.06         5.55
     Vested                    --            --
     Exercised                 --            --
                         --------      --------
     June 30, 2000         45,060        45,060       5.50 - 6.06         5.55
     Vested                    --            --
     Exercised                 --            --
                         --------      --------
     June 30, 2001         45,060        45,060       5.50 - 6.06         5.55
     Vested                    --            --
     Expired                 (600)         (600)             5.50         5.50
     Exercised             (1,720)       (1,720)             5.69         5.69
                         --------      --------
     June 30, 2002         42,740        42,740       5.50 - 6.06         5.55
                         ========      ========

     (e)  Recognition and Retention Plan

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

     (a)  Stock Conversion

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

     (b)  Regulatory Capital Requirements

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

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000



          The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. FDICIA requires depository institutions to maintain a tangible equity ratio of 2%. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions and other changes in the legal and regulatory environment for such institutions. The Bank met all regulatory capital requirements at June 30, 2002 and 2001.

          The Bank's actual and required capital amounts and ratios as of June 30, 2002 were as follows:



                                                                                                     To be well
                                                                            For capital           capitalized under
                                                                             adequacy             prompt corrective
                                                       Actual                purposes             action provisions
                                                -------------------     -------------------      -------------------
                                                  Amount      Ratio       Amount      Ratio         Amount     Ratio
                                                ----------    -----     ----------    -----      ----------    -----
          Tangible capital
               (to tangible assets)             $7,239,000     8.38%    $1,727,500     2.00%     $       --      --%
          Leverage/equity (core) capital
               (to adjusted tangible assets)     7,239,000     8.38      3,455,000     4.00       4,318,750    5.00
          Tier I risk-based capital
               (to risk-weighted assets)         7,239,000    13.10      2,210,520     4.00       3,315,780    6.00
          Risk-based (total) capital
               (to risk-weighted assets)         7,725,000    13.98      4,421,040     8.00       5,526,300   10.00


     (c)  Dividend Restrictions

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

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000


          o Disposal of the Bank's investments classified by the OTS as high risk and reducing the level of the Bank's interest rate risk; and


     Management is proceeding with the required actions and does not believe these actions will have a material effect on the financial position or results of operations of the Company.

(14) Fair Value of Financial Instruments

     The estimated fair values of the Company's financial instruments as of June 30, 2002 and 2001 were as follows:

                                                                   2002                        2001
                                                        --------------------------    --------------------------
                                                          Carrying        Fair         Carrying         Fair
                                                           value          value          value          value
                                                        -----------    -----------    -----------    -----------
     Financial assets:
          Cash and cash equivalents                     $ 8,124,566      8,124,566      5,591,525      5,591,525
          Securities available-for-sale                  12,086,313     12,086,313     15,525,117     15,525,117
          Loans                                          65,098,795     67,147,492     65,445,714     68,517,214
          FHLB stock                                        509,200        509,200        480,100        480,100
          Accrued interest receivable                       587,134        587,134        682,183        682,183
     Financial liabilities:
          Deposits                                       71,953,695     72,391,893     69,871,926     70,280,198
          FHLB advances                                   5,571,497      5,782,251      9,592,627      9,583,905
          Advance payments by borrowers
              for taxes and insurance                       373,147        373,147        393,550        393,550
          Accrued interest payable                          340,433        340,433        653,138        653,138
                                                        ===========    ===========    ===========    ===========

                                                                        Unrealized                   Unrealized
                                                          Notional        gains        Notional         gains
                                                            value       (losses)         value        (losses)
                                                        -----------    -----------    -----------    -----------
     Off balance sheet assets:
          Commitments to extend credit                  $ 1,051,050             --      2,702,350             --
          Unused lines of credit                          2,648,846             --      2,764,700             --
                                                        ===========    ===========    ===========    ===========

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

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2000


(16) Horizon Financial Services Corporation (Parent Company Only) Financial Information

     The Parent Company's principal asset is its 100% ownership of the Bank and the Bank's subsidiary. The following are the condensed financial statements for the Parent Company:


                            Condensed Balance Sheets
                                                                         2002            2001
                                                                      -----------     -----------
     Cash and cash equivalents                                        $   279,787         603,504
     Securities available-for-sale                                        670,954         491,225
     Loans receivable, net                                                905,419         759,912
     Investment in subsidiary                                           7,263,499       6,275,754
     Real estate                                                          210,787         235,458
     Interest receivable                                                   53,375          56,830
     Deferred tax asset                                                    74,500          58,450
                                                                      -----------     -----------
                        Total assets                                  $ 9,458,321       8,481,133
                                                                      ===========     ===========
     Total liabilities - accrued income taxes                         $    54,869          34,947
     Common stock                                                          10,462          10,462
     Additional paid-in capital                                         5,025,598       5,022,511
     Retained earnings                                                  6,515,330       5,565,793
     Treasury stock, at cost                                           (2,119,466)     (2,129,894)
     Accumulated other comprehensive income - net
          unrealized loss on securities available-for-sale                (28,472)        (22,686)
                                                                      -----------     -----------
                        Total stockholders' equity                      9,403,452       8,446,186
                                                                      -----------     -----------
                        Total liabilities and stockholders' equity    $ 9,458,321       8,481,133
                                                                      ===========     ===========


                       Condensed Statements of Operations


                                                       2002            2001            2000
                                                   -----------     -----------     -----------
     Interest income                               $   114,049         110,589         123,502
     Equity in earnings of subsidiaries              1,016,637         556,413         461,998
     Gain (loss) on sale of securities                 127,285         (31,817)         (3,113)
     Other expenses                                   (198,525)       (123,482)       (136,885)
                                                   -----------     -----------     -----------
                        Net earnings before tax      1,059,446         511,703         445,502
     Income tax benefit                                 26,000          57,900          40,000
                                                   -----------     -----------     -----------
                        Net earnings               $ 1,085,446         569,603         485,502
                                                   ===========     ===========     ===========

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2002 and 2001



                       Condensed Statements of Cash Flows

                                                              2002            2001            2000
                                                          -----------     -----------     -----------
     Operating activities:
          Net earnings                                    $ 1,085,446         569,603         485,532
          Equity in earnings of subsidiary                 (1,016,637)       (556,413)       (461,998)
          (Gain) loss on sale of securities                  (127,285)         31,817           3,113
          Tax benefit from exercise of stock option             3,087              --              --
          Other, net                                           28,674          17,810          55,461
                                                          -----------     -----------     -----------
                        Net cash (used in) provided by
                            operating activities              (26,715)         62,817          82,108
                                                          -----------     -----------     -----------
     Investing activities:
          Proceeds from sale of securities
              available-for-sale                            2,339,371         661,164         197,262
          Purchase of securities available-for-sale        (2,365,385)       (412,187)       (211,319)
          Loans receivable, net                              (145,507)        343,205          15,102
                                                          -----------     -----------     -----------
                        Net cash (used in) provided by
                            investing activities             (171,521)        592,182           1,045
                                                          -----------     -----------     -----------
     Financing activities:
          Dividends from subsidiary                                --         650,000              --
          Treasury stock acquired                                  --        (815,697)        (84,626)
          Exercise of stock options                             9,783              --              --
          Dividends paid                                     (135,264)       (139,446)       (154,351)
                                                          -----------     -----------     -----------
                        Net cash used in financing
                            activities                       (125,481)       (305,143)       (238,977)
                                                          -----------     -----------     -----------
                        Net (decrease) increase in
                            cash and cash equivalents        (323,717)        349,856        (155,824)

     Cash and cash equivalents at beginning of year           603,504         253,648         409,472
                                                          -----------     -----------     -----------
     Cash and cash equivalents at end of year             $   279,787         603,504         253,648
                                                          ===========     ===========     ===========

                     HORIZON FINANCIAL SERVICES CORPORATION
                             STOCKHOLDER INFORMATION

--------------------------------------------------------------------------------

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m. local time, on October 24, 2002, at the main office of Horizon Federal Savings Bank, 301 First Avenue East, Oskaloosa, Iowa.

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


                                 FISCAL 2002                                              FISCAL 2001
                    -------------------------------------                  ----------------------------------------
                        HIGH         LOW       DIVIDENDS                       HIGH         LOW         DIVIDENDS
                    -------------------------------------                  ----------------------------------------
First Quarter          $8.010      $7.000         $.045     First Quarter      $8.000     $6.000         $.045
Second Quarter          7.870       7.020          .045     Second Quarter     7.250       5.780          .045
Third Quarter           9.500       7.800          .045     Third Quarter      6.250       6.063          .045
Fourth Quarter         10.850       9.000          .045     Fourth Quarter     8.010       6.250          .045


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

At September 6, 2002,  there were 753,182 shares of Horizon  Financial  Services
Corporation   common  stock  issued  and  outstanding  and   approximately   130
stockholders of record.

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

                     HORIZON FINANCIAL SERVICES CORPORATION
                              CORPORATE INFORMATION

--------------------------------------------------------------------------------


COMPANY AND BANK ADDRESS

301 First Avenue East                                                  Telephone:........(641) 673-8328
Oskaloosa, IA  52577                                                   Fax:     .........(641) 673-0074


DIRECTORS OF THE BOARD

Robert W. DeCook                                                       Thomas L. Gillespie
   Chairman of the Board, President and Chief Executive                    Vice President of Horizon Financial Services
   Officer of Horizon Financial Services Corporation and                   Corporation and Horizon Federal Savings Bank
   Horizon Federal Savings Bank

Gary L. Rozenboom                                                      Norman P. Zimmerman
   Self-Employed Flooring Business                                         Retired Dentist and Former Mayor of the City of
   Oskaloosa, Iowa                                                         Oskaloosa
                                                                           Oskaloosa, Iowa


HORIZON FINANCIAL SERVICES CORPORATION EXECUTIVE OFFICES

Robert W. DeCook                                                       Vicki Hladik
   President and Chief Executive Officer                                   Treasurer and Chief Financial Officer


INDEPENDENT AUDITORS                     CORPORATE COUNSEL                          SPECIAL COUNSEL

KPMG LLP                                 McCoy, Faulkner & Broerman                 Katten Muchin Zavis Rosenman
2500 Ruan Center                         216 South First Street                     1025 Thomas Jefferson Street, NW
Des Moines, IA  50309                    Oskaloosa, Iowa  52577                     East Lobby, Suite 700
                                                                                    Washington, DC  20007-5201
