Form 10-K, Exhibit 13
HORIZON FINANCIAL SERVICES CORP
filed 2003-09-29
CIK 920600

--------------------------------------------------------------------------------

2003 ANNUAL REPORT

--------------------------------------------------------------------------------

                           HORIZON FINANCIAL SERVICES
                                   CORPORATION

--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------

      President's Letter to Shareholders ............................    1
      Selected Consolidated Financial Information ...................    2
      Management's Discussion and Analysis of Financial
        Condition and Results of Operations .........................    4
      Consolidated Financial Statements .............................   19
      Stockholder Information .......................................   48
      Corporate Information .........................................   50

                          Annual Report on Form 10-KSB

A copy of Horizon Financial Services Corporation's Annual Report on Form 10-KSB for the year ended June 30, 2003, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. DeCook, President and Chief Executive Officer, Horizon Financial Services Corporation, 301 First Avenue East, Oskaloosa, Iowa, (641) 673-8328.

                         [HORIZON FINANCIAL LETTERHEAD]

                                        September 23, 2003

Dear Stockholder:

I am very pleased to report to you that our fiscal year ended June 30, 2003 was one of strong profitability that produced an 11.48% return on equity. Our net earnings for the year were $1,139,000, or $1.48 per share fully diluted, and represented a return on average assets of 1.27% compared to net earnings of $1,085,000, or $1.42 per share fully diluted, for the prior fiscal year, an improvement of five percent. A core earnings increase of $357,500 was the primary factor for such a successful year.

Net interest income, representing our core earnings, was $3.78 million for fiscal 2003 compared to $3.42 million for the prior fiscal year, a 10.5% increase during a period of decreasing interest rates. Net interest income after provision for losses on loans in fiscal 2003 was $3.5 million compared to $3.1 million in fiscal 2002. Our average interest rate spread, the difference between the yield earned on interest earning assets and the rates paid on interest bearing liabilities, was 4.10% compared to 3.69% for 2002. Our net interest margin, net interest income divided by average interest-earning assets, was 4.31% and 3.97% for the fiscal years 2003 and 2002, respectively.

Total assets increased by $2.9 million to $91.3 million and deposits increased by $2.4 million. The increase in assets was primarily due to an increase in securities available-for-sale of $5.1 million. Loans receivable decreased $92,000, to $65.0 million, in an environment of heavy refinancing.

As we look forward to the coming year, we are delighted that we will soon begin construction of a new branch office in the rapidly growing community of Pleasant Hill, Iowa.

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

Yours very truly,

Robert W. DeCook
President and Chief Executive Officer

RWD;hb

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                         At June 30,
                                                 ----------------------------------------------------------
                                                   2003         2002        2001        2000         1999
                                                 --------     --------     -------    --------     --------
                                                                       (In Thousands)
Selected Financial Condition Data:

Total Assets ................................    $ 91,322     $ 88,438     $89,416    $ 83,184     $ 85,023
Cash and cash equivalents ...................       5,304        8,125       5,592       1,981        7,917
Securities available-for-sale ...............      17,176       12,086      15,525      15,670       17,097
Loans receivable, net .......................      65,007       65,099      65,446      62,417       56,066
Deposits ....................................      74,423       71,954      69,872      64,761       59,576
Advances from FHLB ..........................       5,545        5,571       9,593       9,014       16,606
Stockholders' equity ........................      10,444        9,403       8,446       8,266        8,060

                                                                     Year Ended June 30,
                                                 ----------------------------------------------------------
                                                   2003         2002        2001        2000         1999
                                                 --------     --------     -------    --------     --------
                                                           (In Thousands, Except Per Share Data)
Selected Operations Data:

Total interest income .......................    $  5,805     $  6,152     $ 6,575    $  6,171     $  6,192
Total interest expense ......................       2,030        2,734       3,924       3,448        3,642
                                                 --------     --------     -------    --------     --------
  Net interest income .......................       3,775        3,418       2,651       2,723        2,550
Provisions for losses on loans ..............         236          332         276          96          139
                                                 --------     --------     -------    --------     --------
Net interest income after
  provision for losses on loans .............       3,539        3,086       2,375       2,627        2,411
Noninterest income
  Fees, commissions and service charges .....         648          630         595         470          497
  Gain (loss) on sale of securities, net ....          34          236           2        (234)      (2,038)
  Gain on sale of mortgage loans ............          82           63          --          --           --
  Impairment loss on equity securities ......        (183)         (80)         --          --           --
  Other noninterest income ..................          44           11          --          --            8
                                                 --------     --------     -------    --------     --------
Total noninterest income ....................         625          860         597         236       (1,533)
Total noninterest expense ...................       2,448        2,309       2,151       2,138        2,116
                                                 --------     --------     -------    --------     --------
Earnings (loss) before taxes on income ......       1,716        1,637         821         725       (1,238)
Taxes on income .............................         577          552         251         239         (466)
                                                 --------     --------     -------    --------     --------
Net earnings (loss) .........................    $  1,139     $  1,085     $   570    $    486     $   (772)
                                                 ========     ========     =======    ========     ========

Basic earnings (loss) before common share ...    $   1.52     $   1.44     $  0.72    $   0.56     ($  0.90)
Diluted earnings (loss) per common share ....    $   1.48     $   1.42     $  0.71    $   0.56     ($  0.90)
Dividends per share .........................    $   0.20     $   0.18     $  0.18    $   0.18     $   0.18

                                                                                    Year Ended June 30,
                                                                  -------------------------------------------------------
                                                                   2003        2002        2001        2000        1999
                                                                  -------     -------     -------     -------     -------
Selected Financial Condition Data:

Performance Ratios:
  Return on assets (ratio of net earnings (loss) to
  average total assets) ......................................       1.27%       1.22%        .66%        .58%       (.88%)
  Interest rate spread information:
  Average during year ........................................       4.10        3.69        2.73        3.06        3.00
  End of year ................................................       4.30        4.10        3.03        2.86        3.03
  Net interest margin(1) .....................................       4.31        3.97        3.15        3.40        3.17
  Ratio of operating expense to average
  total assets ...............................................       2.72        2.58        2.49        2.54        2.42
  Return on stockholders' equity (ratio of
  net earnings (loss) to average equity) .....................      11.48       12.16        6.82        5.95       (9.33)
Efficiency ratio(2) ..........................................      54.80       55.98       66.27       66.96       69.26

Asset Quality Ratios:
  Non-performing assets to total assets at
  end of year(3) .............................................       3.28        2.41         .61        1.39        1.36
  Allowance for losses on loans to non-performing loans(3) ...      20.94       28.01       26.47       34.49       29.57
  Allowance for losses on loans to total
  loans ......................................................        .86         .83         .56         .61         .61

Other Ratios:
  Stockholder's equity to total assets at
  end of year ................................................      11.44       10.63        9.45        9.95        9.48
  Average stockholders' equity to average assets .............      11.04       10.04        9.68        9.71        9.46
  Average interest-earning assets to average
  interest-bearing liabilities ...............................     109.28%     108.89%     108.98%     107.83%     103.79%

Number of full-service offices ...............................          3           3           3           3           3

----------

(1)   Net interest income divided by average interest-earning assets.

(2) Noninterest expense divided by net interest income and noninterest income (excluding gain (loss) on sale of securities, net).

(3) Non-performing assets consist of nonaccruing loans, accruing loans past-due 90 or more days and real estate owned. Non-performing loans are non-performing assets less real estate owned.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

      Horizon Financial Services Corporation (the "Company") is a savings and loan holding company whose primary asset is Horizon Federal Savings Bank (the "Bank"). The Company was incorporated in March 1994 and issued shares of common stock for the purpose of acquiring all of the capital stock of the Bank in connection with the Bank's conversion from mutual to stock form of ownership (the "Conversion"). All references to the Company prior to June 28, 1994, except where otherwise indicated, are to the Bank and its subsidiary on a consolidated basis.

      The principal business of the Company has historically consisted of attracting deposits from the general public and making loans secured by residential and, to a lesser extent, other properties. The Company's results of operations are primarily dependent on net interest rate spread, which is the difference between the average yield on loans, mortgage-backed securities and investments and the average rate paid on deposits and other borrowings. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, the Company, like other non-diversified savings institution holding companies, is subject to interest rate risk to the extent that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities.

      The Company's results of operations are also affected by, among other things, fee income received, gain or loss on securities available for sale, gain on sale of mortgage loans, the establishment of provisions for losses on loans, income derived from subsidiary activities, and the level of operating expenses and income taxes. The Company's operating expenses principally consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums, data processing expenses and other general and administrative expenses.

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

      Local economic conditions in the Bank's Mahaska and Marion County markets are somewhat sluggish as some area employers are laying off employees while others are cutting employees' weekly work hours from a 40 hour work week to a 32 hour work week. Currently, farm prices for both grain and livestock are volatile, but farmers are not struggling. We are currently experiencing a decline in some lines of retail business in the Mahaska and Marion County markets. Local economic conditions in Polk County are better and offer the Bank a good opportunity to extend its lending area through the Bank's new loan production office in Pleasant Hill. However, in the event current economic and market conditions persist or worsen in the Mahaska and Marion County markets, loan demand and existing loans may be affected, which could adversely affect the financial condition and the results of operations of the Company and the Bank.

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

Financial Condition

      June 30, 2003 Compared to June 30, 2002.

     Total assets increased $2.9 million, or 3.3%, to $91.3 million at June 30, 2003 from $88.4 million at June 30, 2002. The increase was primarily attributable to a $5.1 million increase in securities available-for-sale, to $17.2 million at June 30, 2003 from $12.1 million at June 30, 2002, as the Bank focused on reducing cash and cash equivalent balances which were earning less desirable returns and investing these dollars in higher yielding mortgage-backed securities and investment grade corporate bonds. Accompanying this increase was a $620,400, or 45.9% increase, in office property and equipment due to extensive remodeling of the Bank's home office and the Bank's land purchase at 1290 Copper Creek Drive, Pleasant Hill, Iowa for the construction of a branch office. Partially offsetting these increases was a decrease in cash and cash equivalents of $2.8 million to $5.3 million at June 30, 2003, from $8.1 million at June 30, 2002. Loans receivable, net decreased slightly by $92,000, as loan origination volume for the Bank remains steady, but sales of first mortgage loan originations to the secondary market continue to increase.

      Total liabilities increased $1.8 million, or 2.3%, to $80.9 million at June 30, 2003 from $79.0 million at June 30, 2002, primarily the result of increased deposits of $2.5 million to $74.4 million at June 30, 2003, from $71.9 million at June 30, 2002. Accrued income taxes decreased $490,000 and accrued expenses and other liabilities decreased $82,500 as a result of decreased accrued interest on deposits and a reduction in the over-accrual of the Company's pension plan.

      Stockholders' equity increased $1.04 million, or 11.0%, during fiscal 2003, primarily due to the retention of net income as retained earnings increased $983,000, or 15.1%. Accompanying this increase was an increase of $176,000 for accumulated other comprehensive income. The Company paid cash dividends totaling approximately $152,300 or $.2025 per share during fiscal 2003. The Company acquired 15,191 shares of treasury stock at $184,400, and disbursed 10,940 shares of treasury stock, with a net value of $62,200 through exercise of employee stock options.

      June 30, 2002 Compared to June 30, 2001.

      Total assets decreased $1.0 million, or 1.1% to $88.4 million at June 30, 2002 from $89.4 million at June 30, 2001. The decrease was reflected in a $3.4 million decrease in securities available-for-sale, to $12.1 million at June 30, 2002 from $15.5. million at June 30, 2001, primarily the result of maturing investments and principal payments received on the Bank's investment in mortgage-backed securities. Partially offsetting this decrease was an increase in cash and cash equivalents of $2.5 million to $8.1 million at June 30, 2002, from $5.6 million at June 30, 2001, as the Bank continues to build cash the result of deposit growth and reduced reinvestment activity while the Company continues to search for desirable investment options. Loans receivable, net decreased $347,000, as loan origination volume for the Bank remains steady, but sales of first mortgage loan originations to the secondary market continue to increase.

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

Results of Operations

Comparison of Fiscal Years Ended June 30, 2003 and June 30, 2002

      General. Net earnings for the fiscal year ended June 30, 2003 ("fiscal 2003") increased $53,700 to $1.14 million from $1.09 million for the fiscal year ended June 30, 2002 ("fiscal 2002"). This increase of net earnings was primarily attributable to increased net interest income, both before and after provisions for losses on loans as interest rate decreases due to the current economy in the loan portfolio continued to lag behind rate decreases imposed on deposits, creating a very favorable spread for the Bank. Non-interest income decreased as a result of the substantial reduction in gain on sales of securities and increased impairment loss adjustments. Non-interest expense also increased for fiscal 2003 over fiscal 2002. Earnings per share increased to $1.52 and $1.48 on a basic and fully diluted basis, respectively, for fiscal 2003 compared to $1.44 and $1.42, respectively, for fiscal 2002. Earnings per share increases were due to increased net earnings for fiscal 2003 and decreased common stock shares outstanding of 4,251 shares.

      During fiscal 2003, the Company's return on average assets ("ROAA") and return on average stockholders' equity ("ROAE") was 1.27% and 11.48%, respectively, compared to 1.22% and 12.16% for fiscal 2002. Average stockholders' equity to average assets was 11.04% during fiscal year 2003 compared to 10.04% during fiscal year 2002. The Company's dividend payout ratio was 13.3% during fiscal 2003.

      Interest Income. Interest income was $5.8 million for fiscal 2003 and $6.2 million for fiscal 2002. Interest income on loans decreased $232,000 for fiscal 2003 reflecting the slight decrease in the average outstanding balance of loans receivable from $65.1 million for fiscal 2002 compared to $65.0 million for fiscal 2003, and a decrease in average yield on loans for fiscal 2003 to 7.77% from 8.13% for fiscal 2002. Accompanying this decrease was a $73,400 decrease in interest income on securities available-for-sale and a $41,400 decrease in other investment income for fiscal 2003 as compared to fiscal 2002. Average balance for securities available-for-sale for fiscal 2003 were $13.7 million compared to $13.0 million for fiscal 2002 and the average yield on securities available-for-sale for fiscal 2003 was 4.56% compared to 5.40% for fiscal 2002. Other interest earning assets averaged $7.5 million and yielded .71% for fiscal 2003 compared to $6.9 million and 1.37% for fiscal 2002. The average yield on all interest-earning assets decreased to 6.63% during fiscal 2003 from 7.15% during fiscal 2002; a 52 basis point decline.

      Interest Expense. Interest expense decreased $704,000 to $2.0 million for fiscal 2003 compared to $2.7 million for fiscal 2002. The decrease in interest expense was primarily due to a 94 basis point decrease in the weighted average rate paid on deposits during fiscal 2003 as compared to fiscal 2002. The weighted average rate paid on deposits decreased to 2.34% for fiscal 2003 compared to 3.28% for fiscal 2002. Interest on deposits decreased $621,000, or 26.3% for fiscal 2003. Contributing to the decrease in interest expense was a decrease in interest on advances. Interest on advances decreased $83,000, or 22.4%, to $288,000 for fiscal 2003 compared to $371,000 for fiscal 2002. The average rate paid on all interest-bearing liabilities decreased 93 basis points to 2.53% during fiscal 2003 from 3.46% during fiscal 2002.

      Net Interest Income. Net interest income increased $357,500, or 10.5%, to $3.8 million in fiscal 2003 from $3.4 in fiscal 2002, primarily the result of decreased interest paid on deposits being greater than the decreased earnings for interest on loans and interest on securities available-for-sale. The Company's net interest margin, which is net interest income divided by average interest-earning assets, increased 34 basis points to 4.31% for fiscal 2003 as compared to 3.97% for fiscal 2002. During this same period, the Company's interest rate spread increased to 4.10% for fiscal 2003 from 3.69% for fiscal 2002, also in response to decreased interest paid on deposits which were more reactive to the markets declining interest rates than the Bank's variable-rate loan portfolio which follows a lagging index. The ratio of the Company's average interest-earning assets to average interest-bearing liabilities increased to 109.28% during fiscal 2003 from 108.89% during fiscal 2002.

      Provision for Losses on Loans. The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowance for losses on loans. During fiscal 2003, the Company recorded a provision for losses on loans of $235,800 compared to a $331,500 provision in fiscal 2002. The Company continues to monitor and adjust its allowance for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach to maintain the allowance for loan losses at a level consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non-performing assets and their estimated value. Future additions to the Company's allowance for losses on loans and any change in the related ratio of the allowance for losses on loan to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for losses on loans reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations.

      As of June 30, 2003 and June 30, 2002 the Company's allowance for losses on loans was $556,000 and $537,000, respectively. As of June 30, 2003, the Company's non-performing assets, consisting of nonaccruing loans, accruing loans 90 days or more delinquent, real estate owned and repossessed consumer property, totaled $2,998,000 or 3.28% of total assets compared to $2,128,000 or 2.41% of total assets as of June 30, 2002. The increase in non-performing assets related primarily to a $737,000 increase in non-accruing loans past-due 90 or more days and a $133,000 increase in repossessed consumer property and real estate. One-to-four family non-accruing mortgage loans increased $556,000 while all other classes of non-accruing loans increased $181,000.

      Non-interest Income. Non-interest income decreased $236,000 to $625,000 for fiscal 2003 from $861,000 for fiscal 2002. The increase was primarily attributable to a reduction in gain on sales of securities available-for-sale of $203,000 for fiscal 2003 as compared to 2002 as the Company greatly reduced it security sales activity in fiscal 2003. Contributing to the decrease in non-interest income was an impairment write-down adjustment on securities for fiscal 2003 of $182,700 compared to $80,400 for 2002.

      Non-interest Expense. Non-interest expense increased by $139,000 in fiscal 2003. Increases of $66,000 in compensation, payroll taxes and employee benefits, $103,000 in office property and equipment and $22,000 in data processing services, were offset in part by decreases in other non-interest expense of $31,000 and decreased federal deposit insurance premiums of $11,000.

      Income Tax Expense. Income taxes increased $25,000 to $576,900 for fiscal 2003 from $551,900 for fiscal 2002. The increase was primarily due to an increase in earnings prior to taxes on income. Income tax expense was reduced by low income housing credits of approximately $42,000, which will continue annually through 2005. The Company's effective tax rate for fiscal 2003 was 33.6%.

Comparison of Fiscal Years Ended June 30, 2002 and June 30, 2001

      General. Net earnings for fiscal 2002 increased $516,000, or 90.6%, to $1.1 million from $570,000 for the year ended June 30, 2001 ("fiscal 2001"). This increase was attributable primarily to increased net interest income, both before and after provisions for losses on loans, and increased non-interest income offset in part by a moderate increase in non-interest expense. Earnings per share increased to $1.44 and $1.42 on a basic and fully diluted basis, respectively, for fiscal 2002, compared to $.72 and $.71, respectively, for fiscal 2001. Earnings per share increases were due to increased net earnings for the 2002 period as there was no stock repurchase activity for the period.

      During fiscal 2002, the Company's return on average assets ("ROAA") and return on average stockholders' equity ("ROAE") was 1.22% and 12.16%, respectively, compared to .66% and 6.82% for fiscal 2001. Average stockholders' equity to average assets was 10.04% during fiscal 2002, compared to 9.68% during fiscal 2001. The Company's dividend payout ratio was 12.5% during fiscal 2002.

      Interest Income. Interest income was $6.2 million for the fiscal 2002 and $6.6 million for fiscal 2001. Interest income on loans decreased $139,000 for fiscal 2002 reflecting the decrease in the average outstanding balance of loans receivable from $65.4 million for fiscal 2001, compared to $65.1 million for fiscal 2002, and a decrease in average yield on loans for fiscal 2002 to 8.13% from 8.43% for fiscal 2001. Accompanying this decrease was a $254,000 decrease in interest income on securities available for sale and a $30,000 decrease in other investment income for fiscal 2002, as compared to fiscal 2001. The average yield on securities available for sale and other interest income for fiscal 2002 was 5.40% and 1.37%, respectively, compared to an average yield of 6.27% and 3.01%, respectively, for fiscal 2001. The yield on all average interest-earning assets decreased to 7.15% during fiscal 2002 from 7.81% during fiscal 2001, a 66 basis point decline.

      Interest Expense. Interest expense decreased $1.2 million to $2.7 million for fiscal 2002, compared to $3.9 million for fiscal 2001. The decrease in interest expense was due primarily to a 172 basis point decrease in the weighted average rate paid on deposits during fiscal year 2002, as compared to fiscal 2001. The weighted average rate paid on deposits decreased to 3.28% for fiscal 2002, compared to 5.0% for fiscal 2001. Interest on deposits decreased $1.0 million, or 30.0%, for fiscal 2002. Contributing to the decrease in interest expense was a decrease in interest on advances. Interest on advances decreased $176,000, or 32.2%, to $371,000 for fiscal 2002, compared to $547,000 for fiscal 2001. The average rate paid on all interest-bearing liabilities decreased 162 basis points to 3.46% during fiscal 2002 from 5.08% during fiscal 2001.

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

      Provision for Losses on Loans. The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowance for losses on loans. During fiscal 2002, the Company recorded a provision for losses on loans of $331,500 compared to a $276,400 provision in fiscal 2001. The Company continues to monitor and adjust its allowance for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach to maintain the allowance for loan losses at a level consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non-performing assets and their estimated value. Future additions to the Company's allowance for losses on loans and any change in the related ratio of the allowance for losses on loan to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for losses on loans reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations. As of June 30, 2002 and June 30, 2001 the Company's allowance for losses on loans was $537,000 and $369,000, respectively. Due to local and national economic conditions, the Company elected in fiscal 2002 to increase its provision for losses on loans to a greater percentage of its overall loans receivable.

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

      Non-interest Income. Non-interest income increased $252,000 to $849,000 for fiscal 2002 from $597,000 for fiscal 2001. The increase was attributable primarily to a gain on sales of securities available for sale of $156,000 for fiscal 2002 as compared to a gain of $2,000 on sales of securities available for sale in fiscal 2001. Contributing to the increase in non-interest income was a 16.5% increase in fees, service charges and commissions of $98,400, to $693,600 for fiscal 2002, from $595,200 for fiscal 2001.

      Non-interest Expense. Non-interest expense increased by $147,000 in fiscal 2002. Increases of $141,000 in compensation, payroll taxes and employee benefits, $16,500 in other real estate, $14,000 in data processing services, and $6,000 in advertising were offset in part by decreases in office property and equipment of $22,000 and federal deposit insurance premiums of $9,000.

      Income Tax Expense. Income taxes increased $300,300 to $551,900 for fiscal 2002 from $251,600 for the same period in fiscal 2001. The increase was primarily due to an increase in earnings prior to taxes on income. Income tax expense was reduced by low income housing credits of approximately $42,000, which will continue annually through 2005. The Company's effective tax rate for fiscal 2002 was 33.7%.

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

                                                                           Year Ended June 30,
                                               ---------------------------------------------------------------------------
                                                                2003                                    2002
                                               -----------------------------------     -----------------------------------
                                                 Average      Interest                   Average      Interest
                                               Outstanding     Earned/      Yield/     Outstanding     Earned/      Yield/
                                                 Balance        Paid         Rate        Balance        Paid         Rate
                                               -----------     -------      ------     -----------     -------      ------
                                                                           (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable(1) ....................       $65,741       $5,108        7.77%       $65,655       $5,340        8.13%
  Securities available-for-sale ..........        13,773          628        4.56         12,993          701        5.40
  Other interest-bearing assets ..........         7,525           53         .70          6,894           95        1.38
  FHLB stock .............................           509           16        3.14            489           16        3.27
                                                 -------       ------                    -------       ------
   Total interest-earning assets(1) ......        87,548        5,805        6.63         86,031        6,152        7.15
                                                 -------       ------                    -------       ------
Interest-Bearing Liabilities:
  Savings deposits .......................        32,625          542        1.61         29,036          720        2.48
  Money market deposits ..................           314            2         .64            363            5        1.38
  Demand and NOW deposits ................        11,109           61         .55          9,819           96         .98
  Certificates of deposit ................        30,505        1,137        3.73         32,824        1,542        4.70
  FHLB Advances ..........................         5,558          288        5.18          6,966          371        5.33
                                                 -------       ------                    -------       ------
   Total interest-bearing liabilities ....        80,111        2,030        2.53         79,008        2,734        3.46
                                                 -------       ------                    -------       ------

Net interest income ......................                     $3,775                                  $3,418
                                                               ======                                  ======

Net interest rate spread .................                                   4.10%                                   3.69%
                                                                             ====                                    ====

Net interest-earning assets ..............       $ 7,437                                 $ 7,023
                                                 =======                                 =======

Net interest margin(2) ...................                                   4.31%                                   3.97%
                                                                             ====                                    ====

Average interest-earning assets to
average interest-bearing liabilities .....                     109.28%                                 108.89%
                                                               ======                                  ======

                                                         Year Ended June 30,
                                               ------------------------------------
                                                                2001
                                               ------------------------------------
                                                  Average     Interest
                                               Outstanding     Earned/       Yield/
                                                  Balance       Paid          Rate
                                               -----------     -------       ------
                                                        (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable(1) ....................        $64,985       $5,479        8.43%
  Securities available-for-sale ..........         15,228          955        6.27
  Other interest-bearing assets ..........          3,360          101        3.01
  FHLB stock .............................             34           39        6.15
                                                  -------       ------
   Total interest-earning assets(1) ......         84,207        6,574        7.81
                                                  -------       ------
Interest-Bearing Liabilities:
  Savings deposits .......................         23,124        1,027        4.44
  Money market deposits ..................            352            9        2.56
  Demand and NOW deposits ................          8,650          179        2.07
  Certificates of deposit ................         35,442        2,162        6.10
  FHLB Advances ..........................          9,699          547        5.64
                                                  -------       ------
   Total interest-bearing liabilities ....         77,267        3,924        5.08
                                                  -------       ------

Net interest income ......................                      $2,650
                                                                ======

Net interest rate spread .................                                    2.73%
                                                                              ====

Net interest-earning assets ..............        $ 6,940
                                                  =======

Net interest margin(2) ...................                                    3.15%
                                                                              ====

Average interest-earning assets to
average interest-bearing liabilities .....                      108.98%
                                                                ======

----------

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

                                                                             Year Ended June 30,
                                                   -----------------------------------------------------------------------
                                                             2003 vs. 2002                        2002 vs. 2001
                                                   --------------------------------    -----------------------------------
                                                        Increase                            Increase
                                                       (Decrease)                          (Decrease)
                                                         Due to                              Due to
                                                   -----------------                   -------------------
                                                                           Total                                  Total
                                                                          Increase                               Increase
                                                   Volume       Rate     (Decrease)    Volume        Rate       (Decrease)
                                                   ------      -----     ----------    ------      -------      ----------
                                                                               (In Thousands)
Interest-earning assets:
   Loans receivable .........................      $  (8)      $(224)      $(232)      $ (10)      $  (130)      $  (140)
   Securities available-for-sale ............       (116)         43         (73)       (226)          (28)         (254)
   Other interest-earning assets ............        (12)        (30)        (42)          8           (14)           (6)
   FHLB Stock ...............................         --          --          --           5           (28)          (23)
                                                   -----       -----       -----       -----       -------       -------

     Total interest-earning assets ..........      $(136)      $(211)      $(347)      $(223)      $  (200)      $  (423)
                                                   =====       =====       =====       =====       =======       =======

Interest-bearing liabilities:
   Savings deposits .........................         21        (199)       (178)        874        (1,181)         (307)
   Money market deposits ....................         (1)         (2)         (3)          1            (5)           (4)
   Demand and NOW deposits ..................          9         (44)        (35)         50          (133)          (83)
   Certificates of deposits .................         46        (451)       (405)       (255)         (365)         (620)
   FHLB advances ............................        (83)         --         (83)       (174)           (2)         (176)
                                                   -----       -----       -----       -----       -------       -------

     Total interest-bearing liabilities .....      $  (8)      $(696)      $(704)      $ 496       $(1,686)      $(1,190)
                                                   =====       =====       =====       =====       =======       =======

Net interest income .........................                              $ 357                                 $   767
                                                                           =====                                 =======

Interest Rate Spread

      The following table sets forth the weighted average yields on interest-earning assets, the weighted average rates on interest-bearing liabilities and the interest rate spread between weighted average yields and rates at the end of each of the years presented. Non-accruing loans have been included in the table as carrying a zero yield.

                                                                  At June 30,
                                                       ------------------------- -------
                                                         2003         2002         2001
                                                       -------      -------      -------
      Weighted average yield on:

         Loans receivable, net(1) ................        7.60%        7.92%        8.49%
         Securities available-for-sale ...........        4.45         5.27         5.42
         Other interest-earning assets ...........         .09          .86         3.73
         FHLB stock ..............................        3.00         3.00         4.56
           Combined weighted average yield on
           interest-earning assets ...............        6.52         6.92         7.64

      Weighted average rate paid on:

         Savings deposits ........................        1.41         1.99         3.69
         Money market deposits ...................          --          .97         2.28
         Demand and NOW deposits .................         .35          .71         1.57
         Certificates of Deposit .................        3.30         4.06         5.81
         FHLB advances ...........................        5.21         5.21         5.49
           Combined weighted average rate paid
           on interest-bearing liabilities .......        2.22         2.82         4.64

         Spread ..................................        4.30%        4.10%        3.00%

----------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for losses on loans.

Asset/Liability Management

      The Company currently focuses lending efforts on originating competitively priced adjustable-rate loan products and fixed-rate loan products with relatively short terms to maturity, generally fifteen years or less. The Company also makes a small amount of longer term fixed-rate mortgages for its portfolio from time to time. This allows the Company to maintain a portfolio of loans that will be sensitive to changes in the level of interest rates while providing a reasonable spread to the cost of liabilities used to fund the loans. The Company also makes long-term, fixed-rate mortgage loans, which are sold in the secondary market.

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

      The Company's cost of funds are typically responsive to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by the levels of short-term interest rates. The Company offers a range of maturities on its deposit products at competitive rates, and monitors the maturities on an ongoing basis.

      The Company emphasizes and promotes its savings, money market, checking accounts and, subject to market conditions, certificates of deposit with maturities of six months through five years, principally within its primary market area.

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

      Under OTS guidelines, interest rate risk is measured using an NPV model to estimate a thrift's market value of portfolio to equity and the impact on that estimate of an adverse 200 basis point shift in interest rates. Unless otherwise directed by the OTS Regional Director, institutions below $1 billion in assets may usually rely on the quarterly NPV estimates produced by the OTS. Utilizing this measuring concept, a deduction to risk-based capital would have been required as of June 30, 2003 if the regulation applied to the Bank. However, even if such deduction was applied, the Bank would still meet their risk-based capital requirement under current regulatory guidelines.

      Presented below is an analysis of the Bank's interest rate risk as of June 30, 2003, as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points and compared to Board policy limits and in accordance with OTS regulations. Interest rate risk exposure typically has been presented for changes of interest rates of up and down 300 basis points; however due to the abnormally low prevailing interest rate environment, the OTS is currently not providing NPV change estimates below minus 100 basis points. Such limits have been established with consideration of the dollar impact of various rate changes and the Bank's strong capital position. Management reviews the OTS measurements on a quarterly basis. At June 30, 2003, the Bank's interest rate risk was within the Board's prescribed guidelines.

                                                       At June 30,
              Change in             Board Limit            2003
            Interest Rate        (min NPV ratios)      -----------
            (Basis Points)           % Change            % Change
            -------------        ----------------      -----------

                 +300                  5.00%              12.56%
                 +200                  6.00               13.16
                 +100                  6.75               13.58
                    0                  6.75               13.84
                 -100                  6.75               13.88

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

      The allowance for loan losses is based on management's opinion, and is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and the management's estimate of probable credit losses. The allowance for loan loss is established through a provision for loss based on management's evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans, and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assure, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loss experience, and other factors that warrant recognition in providing for an adequate allowance for loan loss.

      In the event that management's evaluation of the level of the allowance for loan losses is inadequate, the Company would need to increase its provision for loan losses.

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

      The Company principally uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs. At June 30, 2003, the Company had $4.5 million of loan commitments. The Company anticipates that it will have sufficient funds available to meet outstanding loan commitments. Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Bank's foreseeable short-term and long-term liquidity needs.

      Certificates of deposit scheduled to mature in a year or less at June 30, 2003 totaled $16.5 million or 55.3% of the Company's total certificates of deposit. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company. There can be no assurance, however, that the Company will retain all such deposits. At June 30, 2003, the Company had outstanding borrowings of $5.5 million from the FHLB of Des Moines and had the capacity to borrow up to approximately $18.0 million.

      The primary investing activities of the Company include the origination of loans and the purchase of mortgage-backed securities. At June 30, 2003, these assets accounted for over 85.6% of the Company's total assets. Such origination and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, deposit growth, FHLB advances, and net income.

      At June 30, 2003, the Bank had tangible and core capital of $8.2 million, or 9.2% of adjusted total assets, which was approximately $6.9 million and $4.6 million above the minimum requirements of 1.5% and 4.0%, respectively. At June 30, 2003, the Bank had total risk-based capital of $8.7 million (including $8.2 million in core capital), or 14.1% of risk-weighted assets of $61.7 million. This amount was $3.8 million above the 8.0% requirement in effect on that date.

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

Effect of New Accounting Standards

      Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Correction was issued April 2002. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of this Statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provision of this Statement shall be effective for financial statements issued on or after May 15, 2002. The effect of implementation of this Statement was not material.

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

      In October 2002, SFAS No. 147, Acquisitions of Certain Financial Institutions, which amends SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and no longer requires the separate recognition and subsequent amortization of goodwill that was originally required by SFAS No. 72, was issued. SFAS No. 147 also amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets (such as core deposit intangibles). The effects of implementation on the Company's financial statements were not material.

      In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of SFAS No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002, and were not material to the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 and have been included in these financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 addresses consolidation by business enterprises of variable interest entities that have certain characteristics. It requires a business enterprise that has a controlling interest in a variable interest entity (as defined by FIN 46) to include the assets, liabilities, and results of the activities of the variable interest entity of the consolidated financial statements of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest acquired before February 1, 2003, it applies in the first fiscal year or interim period beginning after June 15, 2003. The impact of adopting FIN 46 will not be material as the Company does not presently have any variable interest entities.

      In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of "an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors," the meaning of "underlying," and the characteristics of a derivative that contains financing components. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company will adopt SFAS No. 149 as indicated above and such adoption is not expected to have a material effect on its financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Company will adopt SFAS No. 150 on July 1, 2003 and such adoption is not expected to have a material effect on its financial position or results of operations.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIEs

                        Consolidated Financial Statements

                             June 30, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Board of Directors
Horizon Financial Services Corporation
Oskaloosa, Iowa:

We have audited the accompanying consolidated balance sheets of Horizon Financial Services Corporation and subsidiaries (the Company) as of June 30, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Financial Services Corporation and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.


                                        /s/ KPMG LLP

Des Moines, Iowa
July 25, 3003

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             June 30, 2003 and 2002

                             Assets                                      2003              2002
                                                                     ------------      -----------
Cash and cash equivalents                                            $  5,303,912        8,124,566
Securities available-for-sale (note 2)                                 17,176,190       12,086,313
Loans receivable, net (notes 3 and 4)                                  65,006,810       65,098,795
Real estate (note 5)                                                      638,658          417,137
Stock in Federal Home Loan Bank, at cost                                  509,200          509,200
Office property and equipment, net (note 6)                             1,971,871        1,351,486
Accrued interest receivable (note 7)                                      567,301          587,134
Deferred tax asset (note 10)                                               60,000          211,800
Accrued income taxes receivable                                            42,282               --
Prepaid expenses and other assets                                          46,109           51,576
                                                                     ------------      -----------

              Total assets                                           $ 91,322,333       88,438,007
                                                                     ============      ===========

              Liabilities and Stockholders' Equity

Deposits (note 8)                                                    $ 74,422,752       71,953,695
Advances from Federal Home Loan Bank (note 9)                           5,545,115        5,571,497
Advance payments by borrowers for taxes and insurance                     347,265          373,147
Accrued income taxes payable                                                   --          490,522
Accrued expenses and other liabilities                                    563,151          645,694
                                                                     ------------      -----------

              Total liabilities                                        80,878,283       79,034,555
                                                                     ------------      -----------

Stockholders' equity:
   Preferred stock, $0.01 par value. Authorized 250,000 shares;
      none issued                                                              --               --
   Common stock, $0.01 par value. Authorized 1,500,000 shares;
      1,046,198 shares issued                                              10,462           10,462
   Additional paid-in capital                                           5,025,598        5,025,598
   Retained earnings, substantially restricted (notes 10 and 12)        7,498,305        6,515,330
   Treasury stock, at cost (297,267 and 293,016 shares in 2003
      and 2002, respectively)                                          (2,237,884)      (2,119,466)
   Accumulated other comprehensive gain (loss) - net
      unrealized gain (loss) on securities available-for-sale             147,569          (28,472)
                                                                     ------------      -----------

                 Total stockholders' equity                            10,444,050        9,403,452
Commitments and contingencies (notes 3 and 14)
                                                                     ------------      -----------
              Total liabilities and stockholders' equity             $ 91,322,333       88,438,007
                                                                     ============      ===========

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Operations
                    Years ended June 30, 2003, 2002, and 2001

                                                            2003            2002            2001
                                                        -----------      ----------      ---------
Interest income:
    Loans                                               $ 5,107,922       5,339,939      5,479,239
    Investment securities available-for-sale                627,615         701,044        955,098
    Other interest income                                    69,093         110,511        140,300
                                                        -----------      ----------      ---------
                Total interest income                     5,804,630       6,151,494      6,574,637
                                                        -----------      ----------      ---------
Interest expense:
    Deposits (note 8)                                     1,741,930       2,363,078      3,376,353
    Advance from Federal Home Loan Bank (note 9)            287,610         370,855        547,170
                                                        -----------      ----------      ---------
                Total interest expense                    2,029,540       2,733,933      3,923,523
                                                        -----------      ----------      ---------
                Net interest income                       3,775,090       3,417,561      2,651,114
    Provision for losses on loans (note 4)                  235,800         331,500        276,373
                                                        -----------      ----------      ---------
                Net interest income after provision
                   for losses on loans                    3,539,290       3,086,061      2,374,741
                                                        -----------      ----------      ---------
Noninterest income:
      Fees, service charges, and commissions                647,901         629,987        595,219
      Gain on sale of securities, net (note 2)               33,521         236,384          2,084
      Gain on sale of mortgage loans                         82,111          63,574             --
      Impairment loss on equity securities (note 2)        (182,702)        (80,360)            --
      Other                                                  43,874          11,084            814
                                                        -----------      ----------      ---------
                Total noninterest income                    624,705         860,669        598,117
                                                        -----------      ----------      ---------
Noninterest expense:
      Compensation, payroll taxes, and employee
        benefits (note 11)                                1,349,422       1,283,858      1,143,216
      Advertising                                            86,479          81,339         75,286
      Office property and equipment                         405,657         302,982        324,602
      Federal insurance premiums and special
        assessments (note 13)                                12,329          23,771         32,719
      Data processing services                              217,280         195,119        180,961
      Other real estate                                      32,298          47,243         20,472
      Other                                                 344,520         375,072        374,399
                                                        -----------      ----------      ---------
                Total noninterest expense                 2,447,985       2,309,384      2,151,655
                                                        -----------      ----------      ---------
                Earnings before taxes                     1,716,010       1,637,346        821,203
Taxes (note 10)                                             576,900         551,900        251,600
                                                        -----------      ----------      ---------
                Net earnings                            $ 1,139,110       1,085,446        569,603
                                                        ===========      ==========      =========
Basic earnings per common share                         $      1.52            1.44           0.72
Diluted earnings per common share                              1.48            1.42           0.71

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

  Consolidated Statements of Changes in Stockholders' Equity and Comprehensive
                Income Years ended June 30, 2003, 2002, and 2001

                                                                                      Additional
                                                          Preferred       Common        paid-in         Retained          Treasury
                                                            stock         stock         capital         earnings            stock
                                                          ---------       ------      ----------       ----------        ----------
Balance at June 30, 2000                                  $      --       10,462       5,020,361        5,135,636        (1,314,197)
                                                          ---------       ------       ---------       ----------        ----------
Comprehensive income:
  Net earnings                                                   --           --              --          569,603                --
  Unrealized gains on securities available-for-sale              --           --              --               --                --
  Less reclassification adjustment for net realized
    gains included in net income, net of tax                     --           --              --               --                --
                                                          ---------       ------       ---------       ----------        ----------
      Total comprehensive income
                                                                 --           --              --          569,603                --

Dividends declared ($0.18 per share)                             --           --              --         (139,446)               --
Treasury stock acquired                                          --           --              --               --          (815,697)
ESOP shares allocated                                            --           --              --               --                --
Stock appreciation of allocated ESOP:                            --           --           2,150               --                --
                                                          ---------       ------       ---------       ----------        ----------
Balance at June 30, 2001                                         --       10,462       5,022,511        5,565,793        (2,129,894)
                                                          ---------       ------       ---------       ----------        ----------
Comprehensive income:
  Net earnings                                                   --           --              --        1,085,446                --
  Unrealized gains on securities available-for-sale              --           --              --               --                --
  Less reclassification adjustment for net realized
    gains included in net income, net of tax                     --           --              --               --                --
                                                          ---------       ------       ---------       ----------        ----------
      Total comprehensive income                                 --           --              --        1,085,446                --

Dividends declared ($0.18 per share)                             --           --              --         (135,264)               --
Stock options exercised                                          --           --           3,087             (645)           10,428
                                                          ---------       ------       ---------       ----------        ----------
Balance at June 30, 2002                                         --       10,462       5,025,598        6,515,330        (2,119,466)
                                                          ---------       ------       ---------       ----------        ----------
Comprehensive income:
  Net earnings                                                   --           --              --        1,139,110                --
  Unrealized gains on securities available-for-sale              --           --              --               --                --
  Less reclassification adjustment for net realized
    losses included in net income, net of tax                    --           --              --               --                --
                                                          ---------       ------       ---------       ----------        ----------
      Total comprehensive income                                 --           --              --        1,139,110                --

Dividends declared ($0.2025 per share)                           --           --              --         (152,277)               --

Treasury stock acquired                                          --           --              --               --          (184,448)
Stock options exercised                                          --           --              --           (3,858)           66,030
                                                          ---------       ------       ---------       ----------        ----------
Balance at June 30, 2003                                  $      --       10,462       5,025,598        7,498,305        (2,237,884)
                                                          =========       ======       =========       ==========        ==========

                                                          Unearned    Net unrealized loss
                                                            ESOP         on securities
                                                           shares      available-for-sale      Total
                                                          --------    -------------------   -----------
Balance at June 30, 2000                                    (5,593)         (580,662)         8,266,007
                                                          --------        ----------        -----------
Comprehensive income:
  Net earnings                                                  --                --            569,603
  Unrealized gains on securities available-for-sale             --           559,283            559,283
  Less reclassification adjustment for net realized
    gains included in net income, net of tax                    --            (1,307)            (1,307)
                                                          --------        ----------        -----------
      Total comprehensive income
                                                                --           557,976          1,127,579

Dividends declared ($0.18 per share)                            --                --           (139,446)
Treasury stock acquired                                         --                --           (815,697)
ESOP shares allocated                                        5,593                --              5,593
Stock appreciation of allocated ESOP:                           --                --              2,150
                                                          --------        ----------        -----------
Balance at June 30, 2001                                        --           (22,686)         8,446,186
                                                          --------        ----------        -----------
Comprehensive income:
  Net earnings                                                  --                --          1,085,446
  Unrealized gains on securities available-for-sale             --            92,041             92,041
  Less reclassification adjustment for net realized
    gains included in net income, net of tax                    --           (97,827)           (97,827)
                                                          --------        ----------        -----------
      Total comprehensive income                                --            (5,786)         1,079,660

Dividends declared ($0.18 per share)                            --                --           (135,264)
Stock options exercised                                         --                --             12,870
                                                          --------        ----------        -----------
Balance at June 30, 2002                                        --           (28,472)         9,403,452
                                                          --------        ----------        -----------
Comprehensive income:
  Net earnings                                                  --                --          1,139,110
  Unrealized gains on securities available-for-sale             --            82,505             82,505
  Less reclassification adjustment for net realized
    losses included in net income, net of tax                   --            93,536             93,536
                                                          --------        ----------        -----------
      Total comprehensive income                                --           176,041          1,315,151

Dividends declared ($0.2025 per share)                          --                --           (152,277)

Treasury stock acquired                                         --                --           (184,448)
Stock options exercised                                         --                --             62,172
                                                          --------        ----------        -----------
Balance at June 30, 2003                                        --           147,569         10,444,050
                                                          ========        ==========        ===========

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

                    Years ended June 30, 2003, 2002, and 2001

                                                                                  2003              2002            2001
                                                                              ------------      -----------      ----------
Cash flows from operating activities:
    Net earnings                                                              $  1,139,110        1,085,446         569,603
    Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation                                                             171,986          128,940         134,051
          Amortization of fees, premiums, and accretion of discounts, net           90,119           68,466          13,523
          Provision for losses on loans                                            235,800          331,500         276,373
          Loans originated for sale                                            (10,933,786)      (9,709,045)     (5,468,450)
          Proceeds on sales of loans                                            10,501,709       11,118,771       4,861,203
          Amortization of stock compensation plans                                      --               --           7,743
          Tax benefit from exercise of stock options                                    --            3,087              --
          Gain on sale or disposal of securities                                   (33,521)        (236,384)         (2,084)
          Impairment losses on securities                                          182,702           80,360              --
          Gain on sale of mortgage loans                                           (82,111)         (63,574)             --
          Loss (gain) on disposal or sale of fixed assets                            8,345              914          (3,687)
          Reinvested dividends                                                     (43,607)         (14,718)        (31,901)
          Decrease (increase) in accrued interest receivable                        19,833           95,049         (79,418)
          (Decrease) increase in accrued taxes receivable/payable                 (532,804)         258,005          (3,346)
          Deferred taxes                                                           (93,000)         (79,000)        (44,000)
          Other, net                                                                85,084         (236,328)        462,563
                                                                              ------------      -----------      ----------
                Net cash provided by operating activities                          715,859        2,831,489         692,173
                                                                              ------------      -----------      ----------

Cash flows from investing activities:
    Securities available-for-sale:
       Purchases                                                               (11,634,353)      (8,224,359)     (5,072,406)
       Proceeds from sale                                                        4,919,729        7,771,215       4,651,188
       Proceeds from maturity and principal collected                            1,709,921        3,985,189       1,476,407
    Loans to customers, net                                                         (4,661)      (1,632,521)     (2,742,445)
    Proceeds from sale of real estate                                              227,181          143,971              --
    Purchases of real estate                                                       (95,854)              --              --
    Proceeds from sale of Federal Home Loan Bank stock                                  --               --         222,400
    Purchases of Federal Home Loan Bank stock                                           --          (29,100)             --
    Proceeds from sale of office property and equipment                                 --               --          11,900
    Purchases of office property and equipment                                    (800,716)        (227,599)       (346,184)
                                                                              ------------      -----------      ----------
                Net cash (used in) provided by investing activities             (5,678,753)       1,786,796      (1,799,140)
                                                                              ------------      -----------      ----------

Cash flows from financing activities:
    Increase in deposits                                                         2,469,057        2,081,769       5,110,702
    Decrease in advance payments by borrowers for
       taxes and insurance                                                         (25,882)         (20,403)        (17,005)
    Proceeds from advances from Federal Home Loan Bank                                  --               --       3,500,000
    Principal payments on advances from Federal Home Loan Bank                     (26,382)      (4,021,130)     (2,921,572)
    Payment of dividends                                                          (152,277)        (135,264)       (139,446)
    Exercise of stock options                                                       62,172            9,783              --
    Treasury stock acquired                                                       (184,448)              --        (815,697)
                                                                              ------------      -----------      ----------
                Net cash provided by (used in) financing activities              2,142,240       (2,085,245)      4,716,982
                                                                              ------------      -----------      ----------
                Net (decrease) increase in cash and cash equivalents            (2,820,654)       2,533,040       3,610,015
Cash and cash equivalents at beginning of year                                   8,124,566        5,591,526       1,981,511
                                                                              ------------      -----------      ----------
Cash and cash equivalents at end of year                                      $  5,303,912        8,124,566       5,591,526
                                                                              ============      ===========      ==========

Supplemental disclosures of cash flow information:
    Cash paid during the year for:
       Interest                                                               $  2,063,726        3,046,638       3,623,104
       Taxes                                                                     1,073,300          372,810         298,947
    Noncash investing and financing activities:
       Transfers from loans to real estate                                         375,034          301,788          45,000

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

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

            The Bank serves Mahaska County, Marion County, and to a lesser extent Wapello County through its three retail offices, two of which are located in Oskaloosa, Iowa, and one located in Knoxville, Iowa. The Bank is primarily engaged in attracting retail deposits from the general public and investing those funds in residential and commercial real estate loans and other consumer and commercial loans in its central Iowa market area. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon the economic conditions in the Company's market area.

            In April 2003, the Bank opened a mortgage loan origination office in Pleasant Hill, Iowa which serves Polk County and surrounding areas. The Bank has also received approval from the Office of Thrift Supervision to establish a retail banking office in Pleasant Hill, Iowa which is scheduled to open in the spring of 2004. The establishment of a branch office typically affects net income adversely in the short term until business reaches a level consistent with profitable operations.

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

      (c)   Cash and Cash Equivalents

            For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents include interest-earning deposits of $4,627,783 and $7,374,000 at June 30, 2003 and 2002, respectively.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

      (d)   Earnings Per Share

            Basic earnings per share is determined using net income and weighted average common shares outstanding, decreased by unearned employee stock ownership plan (ESOP) shares. Diluted earnings per share is computed by dividing net income by the weighted average common shares, decreased by unearned ESOP shares and increased by assumed incremental common shares issued. Amounts used in the determination of basic and diluted earnings per share for the years ended June 30, 2003, 2002, and 2001 are shown in table below.

                                                     2003          2002        2001
                                                  ----------    ---------    --------
            Net earnings                          $1,139,110    1,085,546     569,603
                                                  ==========    =========    ========

            Weighted average common shares
                outstanding                          751,414      751,495     790,477
            Less unearned ESOP shares                     --           --        (236)
                                                  ----------    ---------    --------

                            Weighted average
                               common shares -
                               basic                 751,414      751,495     790,241

            Assumed incremental common shares
                issued upon exercise of stock
                options                               18,054       13,657       6,782
                                                  ----------    ---------    --------

                            Weighted average
                               common shares -
                               diluted               769,468      765,152     797,023
                                                  ==========    =========    ========

      (e)   Securities Available-for-Sale

            The Company classifies investment securities based on the Company's intended holding period. Securities which may be sold prior to maturity to meet liquidity needs, to respond to market changes, or to adjust the Company's asset-liability position are classified as available-for-sale. Securities which the Company intends to hold to maturity are classified as held-to-maturity.

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

      (j)   Financial Instruments with Off-balance Sheet Risk

            In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance sheet risk, which include commitments to extend credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on balance sheet instruments.

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

      (n)   Stock Option Plan

            The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board
            (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provide pro forma net earnings and pro forma net earnings per common share disclosures for employee stock option grants made subsequent to the adoption date as if the fair value based method defined in SFAS No. 123 had been applied. APB Opinion No. 25 requires compensation expense to be recorded only if on the date of grant the current market price of the underlying stock exceeds the exercise price. The Company has made no option grants since the adoption of SFAS No. 123.

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

            Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, real estate, and consumer.

            The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using the current rates at which similar loans would be made to borrowers with similar credit ratings. The estimate of maturity is based on the historical experience, with repayments for each loan classification, modified as required by an estimate of the effect of current economic and lending conditions. The effect of non-performing loans is considered in assessing the credit risk inherent in the fair value estimate.

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

                             June 30, 2003 and 2002

            Advances from the FHLB - The fair value of advances from the FHLB is calculated by discounting the scheduled payments through maturity. The discount rate is estimated using the rates currently offered for similar instruments.

            Off-balance Sheet Instruments - The fair value of commitments to extend credit and unused lines of credit is estimated using the difference between current levels of interest rates and committed rates.

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

      (p)   Effect of New Accounting Standards

            Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Correction was issued April 2002. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of this Statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provision of this Statement shall be effective for financial statements issued on or after May 15, 2002. The effect of implementation of this Statement was not material.

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

            In October 2002, SFAS No. 147, Acquisitions of Certain Financial Institutions, which amends SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and no longer requires the separate recognition and subsequent amortization of goodwill that was originally required by SFAS No. 72, was issued. SFAS No. 147 also amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets (such as core deposit intangibles). The effects of implementation on the Company's financial statements were not material.

            In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of SFAS No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002, and were not material to the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 and have been included in these financial statements.

            In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

            In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 addresses consolidation by business enterprises of variable interest entities that have certain characteristics. It requires a business enterprise that has a controlling interest in a variable interest entity (as defined by FIN 46) to include the assets, liabilities, and results of the activities of the variable interest entity of the consolidated financial statements of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest acquired before February 1, 2003, it applies in the first fiscal year or interim period beginning after June 15, 2003. The impact of adopting FIN 46 will not be material as the Company does not presently have any variable interest entities.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

            In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of "an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors," the meaning of "underlying," and the characteristics of a derivative that contains financing components. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company will adopt SFAS No. 149 as indicated above and such adoption is not expected to have a material effect on its financial position or results of operations.

            In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Company will adopt SFAS No. 150 on July 1, 2003 and such adoption is not expected to have a material effect on its financial position or results of operations.

      (q)   Reclassifications

            Certain amounts in the June 30, 2002 and 2001 financial statements have been reclassified to conform to the presentation used in the June 30, 2003 financial statements and did not result in a change to net earnings or total stockholder's equity.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

(2)   Securities Available-for-sale

      Securities available-for-sale at June 30, 2003 and 2002 were as follows:

                                                                Gross          Gross
                                             Amortized       unrealized      unrealized
                 Description                    Cost            gains          losses         Fair value
      -------------------------------        ---------       ----------      ----------      -----------
      2003:
        Small Business
           Administration Guaranteed
           loan participation
           certificates loan
           participation certificates           593,081         30,075             --        $   623,156
        Corporate bonds                       2,539,244         63,479             --          2,602,723
        Mortgage-backed securities           11,444,568         99,224             --         11,543,792
        Mutual funds                          1,281,043             --             --          1,281,043
        Equity securities                     1,082,661         46,368          3,553          1,125,476
                                             ----------        -------        -------        -----------

                                             16,940,597        239,146          3,553        $17,176,190
                                             ==========        =======        =======        ===========

      2002:
        Small Business
           Administration Guaranteed
           loan participation
           certificates loan
           participation certificates           667,384             --            191        $   667,193
        Mortgage-backed and related
           securities:
           Mortgage-backed securities         9,007,233         41,484             --          9,048,717
           Collateralized mortgage
             Obligations                        463,926             --          1,913            462,013
        Mutual funds                          1,237,436             --             --          1,237,436
        Equity securities                       755,605         18,475        103,126            670,954
                                             ----------        -------        -------        -----------

                                             12,131,584         59,959        105,230        $12,086,313
                                             ==========        =======        =======        ===========

      Sales of securities available-for-sale resulted in the following for the three years ended June 30:

                                     2003            2002           2001
                                  ----------      ---------      ---------

      Proceeds                    $4,919,279      7,771,215      4,651,188
      Gross realized gains            64,905        250,141         66,373
      Gross realized losses           31,384         13,757         64,289

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

      In 2003 and 2002, the Company recognized a write down of $182,702 and $80,360, respectively, on equity securities resulting from a decline in fair value that was judged to be other than temporary.

(3)   Loans Receivable

      At June 30, 2003 and 2002, loans receivable consisted of the following:

                                                    2003            2002
                                                -----------      ----------

      Residential real estate loans:
          One-to-four family                    $34,207,391      38,294,960
          One-to-four family held-for-sale          767,394         258,346
          Multifamily                               795,932       1,362,607
          Construction                            2,356,946       1,474,881
                                                -----------      ----------

                                                 38,127,663      41,390,794

      Commercial real estate loans                7,117,027       7,020,223
                                                -----------      ----------

                      Total real estate          45,244,690      48,411,017
                                                -----------      ----------

      Consumer loans:
          Automobile                              2,996,073       3,170,629
          Home improvement                           85,927         299,297
          Deposit accounts                          296,876         264,790
          Other                                   3,655,966       3,121,570
                                                -----------      ----------

                      Total consumer              7,034,842       6,856,286
                                                -----------      ----------

      Commercial business loans                  13,308,135      10,385,968
                                                -----------      ----------

                                                 65,587,667      65,653,271
      Less:
          Deferred fees and discounts                25,231          17,243
          Allowance for losses on loans             555,626         537,233
                                                -----------      ----------

                                                $65,006,810      65,098,795
                                                ===========      ==========

      At June 30, 2003 and 2002, the Company had committed to originate $4,497,325 and $1,051,050, respectively, of fixed and variable rate loans. In addition, the Company had customers with unused lines of credit totaling $2,036,956 and $2,421,846 at June 30, 2003 and 2002,
      respectively.

      At June 30, 2003 and 2002, the Company had nonaccrual loans of $2,655,000 and $1,917,000, respectively. The allowance for losses on loans related to these impaired loans was approximately $196,000 and $148,000, respectively. The average balances of such loans for the years ended June 30, 2003, 2002, and 2001 were $2,450,000, $1,716,000, and $1,378,000, respectively. For the years ended June 30, 2003, 2002 and 2001, interest income which would have been recorded under the original terms

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

      of such loans was approximately $291,000, $198,000, and $170,000, respectively, and interest income actually recorded amounted to approximately $133,000, $92,000, and $78,000, respectively.

      Loan customers of the Company include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Changes in loans outstanding to executive officers and directors for the years ended June 30, 2003 and 2002 were as follows:

                                                    2003           2002
                                                  --------       --------

      Balance at beginning of year                $ 47,802        105,515
      Balance of new officer loan                   34,708             --
      Repayments                                   (30,029)       (57,713)
                                                  --------       --------

      Balance at end of year                      $ 52,481         47,802
                                                  ========       ========

(4)   Allowance for Losses on Loans

      Following is a summary of the allowance for losses on loans for the three years ended June 30, 2003:

                                          2003         2002         2001
                                       ---------     --------     --------

      Balance at beginning of year     $ 537,233      369,314      379,015
      Provision for losses on loans      235,800      331,500      276,373
      Charge-offs                       (222,793)    (164,223)    (290,083)
      Recoveries                           5,386          642        4,009
                                       ---------     --------     --------

      Balance at end of year           $ 555,626      537,233      369,314
                                       =========     ========     ========

(5)   Real Estate

      Following is a summary of real estate as of June 30, 2003 and 2002:

                                                    2003        2002
                                                  --------    -------

      Real estate acquired for investment         $295,124    210,787
      Real estate acquired through foreclosure     343,534    206,350
                                                  --------    -------

                                                  $638,658    417,137
                                                  ========    =======

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

(6)   Office Property and Equipment

      At June 30, 2003 and 2002, the cost and accumulated depreciation of office property and equipment were as follows:

                                               2003          2002
                                            ----------    ---------

      Land                                  $  547,467      216,595
      Office buildings                       1,699,219    1,483,776
      Furniture, fixtures, and equipment     1,238,677    1,058,320
      Automobile                                24,000       24,000
                                            ----------    ---------

                                             3,509,363    2,782,691

      Less accumulated depreciation          1,537,492    1,431,205
                                            ----------    ---------

                                            $1,971,871    1,351,486
                                            ==========    =========

(7)   Accrued Interest Receivable

      At June 30, 2003 and 2002, accrued interest receivable consisted of the following:

                                                      2003           2002
                                                    --------       -------

      Loans receivable                              $476,569       528,354
      Securities available-for-sale                   90,732        58,780
                                                    --------       -------

                                                    $567,301       587,134
                                                    ========       =======

(8)   Deposits

      Deposit account balances at June 30, 2003 and 2002 are summarized as follows:

                                                   2003            2002
                                               -----------      ----------

      Balance by account type:
          Savings                              $32,720,341      31,754,018
          Money market                             212,407         463,750
          Demand and NOW                        11,561,957      10,363,591
          Certificates of deposit               29,928,047      29,372,336
                                               -----------      ----------

                                               $74,422,752      71,953,695
                                               ===========      ==========

      The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $3,239,328 and $3,208,885 at June 30, 2003 and 2002, respectively.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

      At June 30, 2003, scheduled maturities of certificates of deposit were as follows:

                  Years ended June 30:
                      2004                         $16,546,451
                      2005                           5,146,653
                      2006                           1,496,951
                      2007                           3,244,993
                      2008 and thereafter            3,492,999
                                                   -----------

                                                   $29,928,047
                                                   ===========

      Interest expense on deposits is summarized as follows:

                                              Years ending June 30,
                                      ------------------------------------
                                         2003          2002         2001
                                      ----------    ---------    ---------

      Savings                         $  542,537      720,012    1,026,751
      Money market                         1,767        5,037        8,538
      Demand and NOW                      60,912       95,824      179,401
      Certificates of deposit          1,136,714    1,542,205    2,161,663
                                      ----------    ---------    ---------

                                      $1,741,930    2,363,078    3,376,353
                                      ==========    =========    =========

      At June 30, 2003 and 2002, accrued interest payable on deposits totaled $306,246 and $340,433, respectively.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

(9)   Advances from FHLB

      Advances from FHLB at June 30, 2003 and 2002 were as follows:

                                              2003                         2002
                                   --------------------------   --------------------------
                                                  Weighted                     Weighted
                                     Amount     average rates     Amount     average rates
                                   ----------   -------------   ----------   -------------
      Advance maturity:
          Within one year:
             Fixed                 $1,025,785       4.86%       $   26,382       5.50%
          Beyond one year,
             but within five
             years - fixed          3,118,528       5.32         1,112,199       4.91
          Beyond five years,
             but within ten
             years - fixed          1,389,872       4.94         4,379,734       5.19
          Beyond ten years,
             but within
             fifteen years -
             fixed                     10,930       5.50            53,182       5.50
                                   ----------                   ----------

                                   $5,545,115                   $5,571,497
                                   ==========                   ==========

      Advances from FHLB are secured by stock in FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 130% of outstanding advances. Certain advances are callable on various dates.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

(10)  Taxes

      Taxes on income (benefit) for the years ended June 30, 2003, 2002, and 2001 were as follows:

                                 2003                                    2002
                  -----------------------------------    -------------------------------------
                   Federal       State        Total       Federal        State         Total
                  ---------    ---------    ---------    ---------     ---------     ---------
      Current     $ 443,000       86,950      529,950      579,900        95,000       674,900
      Deferred       40,900        6,050       46,950     (107,000)      (16,000)     (123,000)
                  ---------    ---------    ---------    ---------     ---------     ---------

                  $ 483,900       93,000      576,900      472,900        79,000       551,900
                  =========    =========    =========    =========     =========     =========

                                 2001
                  -----------------------------------
                   Federal       State        Total
                  ---------    ---------    ---------
                  $ 239,600       49,000      288,600
                    (32,000)      (5,000)     (37,000)
                  ---------    ---------    ---------

                  $ 207,600       44,000      251,600
                  =========    =========    =========

      Taxes on income (benefit) differ from the amounts computed by applying the Federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:

                                                      Years ended June 30,
                                                 ------------------------------
                                                  2003        2002        2001
                                                 ------      ------      ------

      Federal income tax rate                      34.0%       34.0%       34.0%
      Items affecting Federal income tax rate:
          State tax, net of Federal benefit         3.6         3.2         3.5
          Low income housing tax credits           (2.5)       (2.6)       (5.1)
          Other, net                               (1.5)       (0.9)       (1.8)
                                                 ------      ------      ------

                                                   33.6%       33.7%       30.6%
                                                 ======      ======      ======

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2003 and 2002 are presented below:

                                                                  2003        2002
                                                                --------    --------
      Deferred tax assets:
          Accrued expenses not deducted                         $ 50,000      83,000
          Unrealized losses on securities available-for-sale          --      16,850
          State net operating loss carryforwards                  13,000      12,000
          Allowance for losses on loans                          207,000     200,000
          Impairment on stock investments                         22,000      31,000
                                                                --------    --------

                      Total gross deferred tax assets            292,000     342,850
                                                                --------    --------

      Deferred tax liabilities:
          FHLB stock dividends                                    23,000      23,050
          Unrealized gains on securities available-for-sale       88,000          --
          Accrued interest receivable not taxed                    1,000       2,000
          Deferred loan fees                                      77,000      85,000
          Depreciation                                            43,000      21,000
                                                                --------    --------

                      Total gross deferred tax liabilities       232,000     131,050
                                                                --------    --------

                      Net deferred tax assets                   $ 60,000     211,800
                                                                ========    ========

      Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not, the Bank will realize the benefits of these deductible differences.

      At June 30, 2003 and 2002, the Bank had Federal income tax bad debt reserves of approximately $1,263,000 that constitute allocations to bad debt reserves for Federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at June 30, 2003 and 2002 were substantially restricted because of the effect of these income tax bad debt reserves.

(11)  Employee Benefits

      (a)   Pension Plan

            The Bank has a noncontributory, nontrusteed pension plan for all eligible employees. The plan's assets include bonds, stocks, commercial and residential mortgages, and cash. The Bank's policy is to fund the benefit cost accrued.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

            The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements at June 30, 2003 and 2002:

                                                                             2003            2002
                                                                         -----------     -----------
            Change in benefit obligation:
                Benefit obligation at beginning of year                  $ 1,304,807         927,784
                Service cost                                                  54,782          57,617
                Interest cost                                                 89,920          57,987
                Actuarial (gain) loss                                        325,969        (133,201)
                Benefits paid                                                (40,444)         (3,370)
                Other                                                             --         397,990
                                                                         -----------     -----------

                            Benefit obligation at end of year            $ 1,735,034       1,304,807
                                                                         ===========     ===========

            Change in plan assets:
                Fair value of plan assets at beginning of year           $ 1,449,706         948,208
                Actual return on plan assets                                 (78,095)        106,878
                Employer contributions                                        31,080              --
                Benefits paid                                                (40,444)         (3,370)
                Other                                                             --         397,990
                                                                         -----------     -----------

                            Fair value of plan assets and end of year    $ 1,362,247       1,449,706
                                                                         ===========     ===========

            Reconciliation of funded status:
                Funded status (underfunded) overfunded                   $  (372,787)        144,899
                Unrecognized net actuarial (gain) loss                       251,953        (270,207)
                Unrecognized transition asset                                 (6,391)         (7,838)
                                                                         -----------     -----------

                            Accrued benefit cost                         $  (127,225)       (133,146)
                                                                         ===========     ===========

            The net periodic benefit cost for the years ended June 30, 2003, 2002, and 2001 includes the following components:

                                                         Years ended June 30,
                                                -------------------------------------
                                                   2003          2002          2001
                                                ---------     ---------     ---------
            Service cost                        $  54,782        57,617        57,446
            Interest cost                          89,920        57,987        71,154
            Expected return on plan assets       (110,785)      (78,227)     (104,942)
            Recognized net actuarial gain          (7,311)         (862)      (14,765)
            Amortization of transition asset       (1,447)       (1,447)       (1,761)
            Effect of special events                   --            --       (25,749)
                                                ---------     ---------     ---------

                   Net periodic (benefit)
                      cost                      $  25,159        35,068       (18,617)
                                                =========     =========     =========

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

                                                                       2003              2002
                                                                   -------------     -------------
            Discount rate                                              5.75%             7.00%
            Expected long-term rate of return                          7.50              7.75
            Weighted average rate of compensation increase             4.73              5.16
            Amortization method                                    Straight-line     Straight-line

      (b)   ESOP Plan

            All employees meeting age and service requirements are eligible to participate in an ESOP established in June 1994. Contributions made by the Bank to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. The ESOP purchased 80,962 shares (restated for two-for-one stock dividend) in the Bank's conversion and is accounted for under Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). At June 30, 2003 and 2002, 57,200 and 57,200 shares were allocated to the participants and zero and 954 shares were committed to be released, respectively. At June 30, 2003 and 2002, there were no unearned shares. ESOP expense was $0, $0, and $7,743 for the years ended June 30, 2003, 2002, and 2001, respectively.

      (c)   Employment Agreements

            The Company has entered into employment agreements, which expire in July 2006, with two of its executive officers. The agreements provide, among other things, for payment to the officers of up to 299% of the officers' then-current annual compensation in the event there is a change of control of the Company where employment terminates involuntarily in connection with such change of control.

      (d)   Stock Options

            Certain officers and directors of the Company have been granted options to purchase up to 31,800 shares of the Company's $0.01 par common stock. The exercise price is equal to the fair market value of the shares at the date the options are granted. The options are subject to certain vesting requirements and, if unused, the options will expire October 2004.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

            Changes in options outstanding and exercisable during 2003, 2002, and 2001 were as follows:

                                 Exercisable        Outstanding       Option price        Weighted
                                   options            options           per share       average price
                                 -----------        -----------       ------------      -------------
            June 30, 2000           45,060            45,060          $5.50 - 6.06          5.55
            Vested                      --                --
            Exercised                   --                --
                                   -------           -------

            June 30, 2001           45,060            45,060           5.50 - 6.06          5.55
            Vested                      --                --
            Expired                   (600)             (600)              5.50             5.50
            Exercised               (1,720)           (1,720)              5.69             5.69
                                   -------           -------

            June 30, 2002           42,740            42,740           5.50 - 6.06          5.55
            Vested                      --                --
            Expired                     --                --
            Exercised              (10,940)          (10,940)          5.50 - 6.06          5.68
                                   -------           -------

            June 30, 2003           31,800            31,800           5.50 - 6.06          5.50
                                   =======           =======

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

      (b) Regulatory Capital Requirements

            The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision (OTS) promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3% leverage capital ratio, and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

            The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. FDICIA requires depository institutions to maintain a tangible equity ratio of 2%. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier I risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Bank met all regulatory capital requirements at June 30, 2003 and 2002.

            The Bank's actual and required capital amounts and ratios as of June 30, 2003 were as follows:

                                                                                                 To be well capitalized under
                                                                          For capital adequacy     prompt corrective action
                                                      Actual                     purposes                 provisions
                                               ---------------------      ---------------------  ----------------------------
                                                 Amount        Ratio        Amount        Ratio        Amount        Ratio
            Tangible capital (to
                tangible assets)               $8,203,000       9.2%      $1,788,340       2.0%      $       --        --
            Leverage/equity (core)
                capital (to adjusted
                tangible assets)                8,203,000       9.2        3,576,680       4.0        4,470,850       5.0%
            Tier I risk-based capital (to
                risk-weighted assets)           8,203,000      13.3        2,469,480       4.0        3,704,220       6.0
            Risk-based (total) capital
                (to risk-weighted
                assets)                         8,732,000      14.1        4,938,960       8.0        6,173,700      10.0

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

(13)  Fair Value of Financial Instruments

      The estimated fair values of the Company's financial instruments as of June 30, 2003 and 2002 were as follows:

                                                2003                                   2002
                                  --------------------------------       -------------------------------
                                  Carrying value        Fair value       Carrying value       Fair value
                                  --------------        ----------       --------------       ----------
      Financial assets:
          Cash and cash
             equivalents            $ 5,303,912          5,303,912          8,124,566          8,124,566
          Securities
             available-for-
             sale                    17,176,190         17,176,190         12,086,313         12,086,313
          Loans                      65,006,810         67,955,222         65,098,795         67,147,492
          FHLB stock                    509,200            509,200            509,200            509,200
          Accrued interest
             receivable                 567,301            567,301            587,134            587,134
      Financial liabilities:
          Deposits                   74,422,752         75,144,662         71,953,695         72,391,893
          FHLB advances               5,545,115          6,195,028          5,571,497          5,782,251
          Advance
             payments by
             borrowers for
             taxes and
             insurance                  347,265            347,265            373,147            373,147
          Accrued interest
             payable                    306,246            306,244            340,433            340,433

                                                        Unrealized          National          Unrealized
                                  National value      Gains (losses)          Value         gains (losses)
                                  --------------      --------------     --------------     --------------
      Off balance sheet
          assets:
          Commitments to
             extend credit          $ 4,497,325                 --          1,051,050                 --
          Unused lines of
             credit                   2,036,956                 --          2,421,840                 --

(14)  Contingency

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

(15) Horizon Financial Services Corporation (Parent Company Only) Financial Information

      The Parent Company's principal asset is its 100% ownership of the Bank and the Bank's subsidiary. The following are the condensed financial statements for the Parent Company:

                            Condensed Balance Sheets

                                                                          2003             2002
                                                                      ------------     ------------
      Cash and cash equivalents                                       $    200,883          279,787
      Securities available-for-sale                                        606,976          670,954
      Loans receivable, net                                                989,447          905,419
      Investment in subsidiary                                           8,318,106        7,263,499
      Real estate                                                          199,270          210,787
      Interest receivable                                                   47,804           53,375
      Deferred tax asset                                                    25,775           74,500
      Accrued income taxes receivable                                       55,789               --
                                                                      ------------     ------------

                      Total assets                                    $ 10,444,050        9,458,321
                                                                      ============     ============

      Accrued income taxes payable                                    $         --           54,869
      Common stock                                                          10,462           10,462
      Additional paid-in capital                                         5,025,598        5,025,598
      Retained earnings                                                  7,498,305        6,515,330
      Treasury stock, at cost                                           (2,237,884)      (2,119,466)
      Accumulated other comprehensive income - net unrealized loss
          on securities available-for-sale                                 147,569          (28,472)
                                                                      ------------     ------------

                      Total stockholders' equity                        10,444,050        9,403,452
                                                                      ------------     ------------

                      Total liabilities and stockholders' equity      $ 10,444,050        9,458,321
                                                                      ============     ============

                       Condensed Statements of Operations

                                                    2003            2002            2001
                                                 -----------     -----------     -----------
      Interest income                            $   117,680         114,049         110,589
      Equity in earnings of subsidiaries           1,196,807       1,016,637         556,413
      Gain (loss) on sale of securities               18,924         207,645         (31,817)
      Other expenses                                (113,149)       (198,525)       (123,482)
      Impairment loss on equity securities          (182,702)        (80,360)             --
                                                 -----------     -----------     -----------

                      Net earnings before tax      1,037,560       1,059,446         511,703

      Income tax benefit                             101,550          26,000          57,900
                                                 -----------     -----------     -----------

                      Net earnings               $ 1,139,110       1,085,446         569,603
                                                 ===========     ===========     ===========

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2003 and 2002

                       Condensed Statements of Cash Flows

                                                          2003            2002             2001
                                                       -----------     -----------     -----------
      Operating activities:
          Net earnings                                 $ 1,139,110       1,085,446         569,603
          Equity in earnings of subsidiary              (1,196,807)     (1,016,637)       (556,413)
          (Gain) loss on sale of securities                (18,924)       (207,645)         31,817
          Impairment losses on securities                  182,702          80,360              --
          Tax benefit from exercise of stock
             option                                             --           3,087              --
          Other, net                                       (85,570)         28,674          17,810
                                                       -----------     -----------     -----------

                      Net cash provided by (used
                         in) operating activities           20,511         (26,715)         62,817
                                                       -----------     -----------     -----------

      Investing activities:
          Proceeds from sale of securities
             available-for-sale                          1,202,268       2,339,371         661,164
          Purchase of securities available-for-sale     (1,193,102)     (2,365,385)       (412,187)
          Loans receivable, net                            (84,028)       (145,507)        343,205
                                                       -----------     -----------     -----------

                      Net cash (used in) provided
                         by investing activities           (74,862)       (171,521)        592,182
                                                       -----------     -----------     -----------

      Financing activities:
          Dividends from subsidiary                        250,000              --         650,000
          Treasury stock acquired                         (184,448)             --        (815,697)
          Exercise of stock options                         62,172           9,783              --
          Dividends paid                                  (152,277)       (135,264)       (139,446)
                                                       -----------     -----------     -----------

                      Net cash used in financing
                         activities                        (24,553)       (125,481)       (305,143)
                                                       -----------     -----------     -----------

                      Net (decrease) increase in
                         cash and cash equivalents         (78,904)       (323,717)        349,856

      Cash and cash equivalents at beginning of
          year                                             279,787         603,504         253,648
                                                       -----------     -----------     -----------

      Cash and cash equivalents at end of year         $   200,883         279,787         603,504
                                                       ===========     ===========     ===========

                     HORIZON FINANCIAL SERVICES CORPORATION
                             STOCKHOLDER INFORMATION

--------------------------------------------------------------------------------

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m. local time, on October 23, 2003, at the main office of Horizon Federal Savings Bank, 301 First Avenue East, Oskaloosa, Iowa.

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

                               FISCAL 2003                                                FISCAL 2002
                    ----------------------------------                         ----------------------------------
                      HIGH         LOW       DIVIDENDS                           HIGH         LOW       DIVIDENDS
                    --------     -------     ---------                         -------      -------     ---------
First Quarter       $10.600      $10.050      $  .050      First Quarter       $ 8.010      $ 7.000      $  .045
Second Quarter       11.060       10.050         .050      Second Quarter        7.870        7.020         .045
Third Quarter        12.450       11.100         .050      Third Quarter         9.500        7.800         .045
Fourth Quarter       13.000       11.000        .0525      Fourth Quarter       10.850        9.000         .045

Cash dividend payout is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, the payment will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the Bank's ability to pay dividends to the Company. The Company relies significantly upon such dividends originating from the Bank to accumulate earnings for payment of cash dividends to its stockholders. See
Note 12 of the Notes to Consolidated Financial Statements for a discussion of restrictions on the Bank's ability to pay dividends.

At September 5, 2003, there were 764,111 shares of Horizon Financial Services Corporation common stock issued and outstanding and approximately 130 stockholders of record.

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

DIRECTORS OF THE BOARD

Robert W. DeCook                                       Thomas L. Gillespie
   Chairman of the Board, President and Chief              Vice President of Horizon Financial Services
   Executive Officer of Horizon Financial Services         Corporation and Horizon Federal Savings
   Corporation and Horizon Federal Savings Bank            Bank
Gary L. Rozenboom                                      Norman P. Zimmerman
   Self-Employed Flooring Business                         Retired Dentist and Former Mayor of the City
   Oskaloosa, Iowa                                         of Oskaloosa
                                                           Oskaloosa, Iowa
Michael F. Cooney, III
   Retired Partner with KPMG LLP
   West Des Moines, Iowa

HORIZON FINANCIAL SERVICES CORPORATION EXECUTIVE OFFICES

Robert W. DeCook                                       Vicki Hladik
   President and Chief Executive Officer                   Treasurer and Chief Financial Officer

INDEPENDENT AUDITORS        CORPORATE COUNSEL                SPECIAL COUNSEL

KPMG LLP                    McCoy, Faulkner & Broerman       Katten Muchin Zavis Rosenman
666 Grand Avenue            216 South First Street           1025 Thomas Jefferson Street, NW
Suite 2500                  Oskaloosa, Iowa 52577            East Lobby, Suite 700
Des Moines, IA 50309                                         Washington, DC 20007-5201