Form 10-K, Exhibit 13
period 2004-06-30
HORIZON FINANCIAL SERVICES CORP
filed 2004-09-28
CIK 920600

--------------------------------------------------------------------------------
2004 ANNUAL REPORT
--------------------------------------------------------------------------------

[LOGO]

                           HORIZON FINANCIAL SERVICES
                                   CORPORATION

--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------

         President's Letter to Shareholders...............................    1
         Selected Consolidated Financial Information......................    2
         Management's Discussion and Analysis of Financial
           Condition and Results of Operations............................    4
         Consolidated Financial Statements................................   19
         Stockholder Information..........................................   46
         Corporate Information............................................   48

                          Annual Report on Form 10-KSB

A copy of Horizon Financial Services Corporation's Annual Report on Form 10-KSB for the year ended June 30, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. DeCook, President and Chief Executive Officer, Horizon Financial Services Corporation, 301 1st Avenue East, Oskaloosa, Iowa, (641) 673-8328.

                         [HORIZON FINANCIAL LETTERHEAD]

September 28, 2004

Dear Stockholder:

I am very pleased to report to you that our fiscal year ended June 30, 2004 was one of strong profitability that produced a 12.15% return on equity. Our net earnings for the year were $1,331,000, or $1.72 per share fully diluted, and a 1.40% return on average assets compared to net earnings of $1,139,000, or $1.48 per share fully diluted, for the prior fiscal year, an improvement of 16.8%. A core earnings increase of $397,000 was the primary factor for such a successful year.

Fiscal 2004 represents the fifth year of a five year period during which we have achieved, with your help, consistent growth in net earnings, dividends per share, and return on assets.

Net interest income, representing our core earnings, was $4.17 million for fiscal 2004 compared to $3.78 million for the prior fiscal year, a 10.5% increase during a period of decreasing interest rates. Net interest income after provision for losses on loans in fiscal 2004 was $3.9 million compared to $3.5 million in fiscal 2003. Our average interest rate spread, the difference between the yield earned on interest earning assets and the rates paid on interest bearing liabilities, was 4.33% compared to 3.98% for 2003. Our net interest margin, net interest income divided by average interest-earning assets, was 4.61% and 4.31% for the fiscal years 2004 and 2003, respectively.

Total assets increased by $7.7 million to $99.0 million and deposits increased by $4.3 million. The increase in assets was primarily due to an increase in loans of $14.4 million. Securities available for sale decreased $4.7 million, to $12.5 million, in an environment of increased lending activity.

As we look forward to the coming year, we are delighted that we have opened a new banking office in the rapidly growing community of Pleasant Hill, Iowa. We expect this new office to increase growth in the company at a faster pace.

Your Board and management are committed to continue building value in Horizon Financial. We will also continue to be an organization which builds financial relationships and demonstrates commitment to our customers and to the communities we serve.

On behalf of all of us at Horizon Financial and Horizon Federal, we thank you for your support of and your investment in Horizon Financial.

Yours very truly,


Robert W. DeCook
President and Chief Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                         At June 30,
                                                         --------------------------------------------------------------------------
                                                           2004            2003             2002              2001            2000
                                                         --------        --------         --------         --------        --------
                                                                                       (In Thousands)
Selected Financial Condition Data:
----------------------------------

Total Assets ....................................        $ 99,038        $ 91,322         $ 88,438         $ 89,416        $ 83,184
Cash and cash equivalents .......................           1,863           5,304            8,125            5,592           1,981
Securities available-for-sale ...................          12,494          17,176           12,086           15,525          15,670
Loans receivable, net ...........................          79,379          65,007           65,099           65,446          62,417
Deposits ........................................          78,723          74,423           71,954           69,872          64,761
Advances from FHLB ..............................           7,958           5,545            5,571            9,593           9,014
Stockholders' equity ............................          11,465          10,444            9,403            8,446           8,266

                                                                                    Year Ended June 30,
                                                         --------------------------------------------------------------------------
                                                           2004            2003             2002              2001            2000
                                                         --------        --------         --------         --------        --------
                                                                           (In Thousands, Except Per Share Data)
Selected Operations Data:
-------------------------

Total interest income ...........................        $  5,801        $  5,805         $  6,152         $  6,575        $  6,171
Total interest expense ..........................           1,629           2,030            2,734            3,924           3,448
                                                         --------        --------         --------         --------        --------
  Net interest income ...........................           4,172           3,775            3,418            2,651           2,723
Provisions for losses on loans ..................             300             236              332              276              96
                                                         --------        --------         --------         --------        --------
Net interest income after
  provision for losses on loans .................           3,872           3,539            3,086            2,375           2,627
Noninterest income
  Fees, commissions and service charges .........             710             648              630              595             470
  Gain (loss) on sale of securities, net ........             189              34              236                2            (234)
  Gain on sale of mortgage loans ................              66              82               63               --              --
  Impairment loss on equity securities ..........              --            (183)             (80)              --              --
  Other noninterest income ......................              --              44               11               --              --
                                                         --------        --------         --------         --------        --------
Total noninterest income ........................             965             625              860              597             236
Total noninterest expense .......................           2,881           2,448            2,309            2,151           2,138
                                                         --------        --------         --------         --------        --------
Earnings before taxes on income .................           1,956           1,716            1,637              821             725
Taxes on income .................................             625             577              552              251             239
                                                         --------        --------         --------         --------        --------
Net earnings ....................................        $  1,331        $  1,139         $  1,085         $    570        $    486
                                                         ========        ========         ========         ========        ========

Basic earnings before common share ..............        $   1.74        $   1.52         $   1.44         $   0.72        $   0.56
Diluted earnings per common share ...............        $   1.72        $   1.48         $   1.42         $   0.71        $   0.56
Dividends per share .............................        $  0.225        $   0.20         $   0.18         $   0.18        $   0.18

                                                                                    Year Ended June 30,
                                                               ----------------------------------------------------------
                                                                2004         2003         2002         2001         2000
                                                               ------       ------       ------       ------       ------
Selected Financial Condition Data:
----------------------------------

Performance Ratios:
  Return on assets (ratio of net earnings (loss)
  to average total assets) ..............................        1.40%        1.27%        1.22%         .66%         .58%
  Interest rate spread information:
  Average during year ...................................        4.33         3.98         3.55         2.73         3.06
  End of year ...........................................        4.37         4.18         3.96         3.03         2.86
  Net interest margin(1) ................................        4.61         4.31         3.97         3.15         3.40
  Ratio of operating expense to average
  total assets ..........................................        3.03         2.72         2.58         2.49         2.54
  Return on stockholders' equity (ratio of
  net earnings (loss) to average equity) ................       12.15        11.48        12.16         6.82         5.95
  Efficiency ratio(2) ...................................       59.01        54.80        55.98        66.27        66.96

Asset Quality Ratios:
  Non-performing assets to total assets at
  end of year(3) ........................................        2.83         3.28         2.41          .61         1.39
  Allowance for losses on loans to non-performing
  loans .................................................       26.57        20.94        28.01        26.47        34.49
  Allowance for losses on loans to total
  loans .................................................         .88          .86          .83          .56          .61

Other Ratios:
  Stockholders' equity to total assets at
  end of year ...........................................       11.58        11.44        10.63         9.45         9.95
  Average stockholders' equity to average assets ........       11.51        11.04        10.04         9.68         9.71
  Average interest-earning assets to average
  interest-bearing liabilities ..........................      115.23%      114.21%      113.41%      108.98%      107.83%

Number of full-service offices ..........................           3            3            3            3            3

----------

(1)   Net interest income divided by average interest-earning assets.

(2) Noninterest expense divided by net interest income and noninterest income (excluding gain (loss) on sale of securities, net and gain on sale of mortgage loans).

(3)   Non-performing   assets  consist  of  nonaccruing  loans,  accruing  loans
      past-due 90 or more days, real estate owned, and repossessed consumer property.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

      Horizon Financial Services Corporation (the "Company") is a savings and loan holding company whose primary asset is Horizon Federal Savings Bank (the "Bank"). The Company was incorporated in March 1994 and issued shares of common stock for the purpose of acquiring all of the capital stock of the Bank in connection with the Bank's conversion from mutual to stock form of ownership. All references to the Company prior to June 28, 1994, except where otherwise indicated, are to the Bank and its subsidiary on a consolidated basis.

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

      The Company's results of operations are also affected by, among other things, fee income received, gain or loss on securities available for sale, gain on sale of mortgage loans, the establishment of provisions for losses on loans, income derived from subsidiary activities, and the level of operating expenses and income taxes. The Company's operating expenses principally consist of employee compensation and benefits, occupancy expenses, advertising, data processing expenses and other general and administrative expenses.

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

      Local economic conditions in the Bank's Mahaska and Marion County markets have improved although the housing market, which has been a good economic engine, is weakening. Currently, farm prices for both grain and livestock are volatile, but farmers are not struggling. We are currently experiencing a decline in some lines of retail business in the Mahaska and Marion County markets. Local economic conditions in Polk County are better and offer the Bank a good opportunity to extend its lending area through the Bank's new office in Pleasant Hill, Iowa. However, in the event current economic and market conditions worsen in the Mahaska and Marion County markets, loan demand and existing loans may be affected, which could adversely affect the financial condition and the results of operations of the Company and the Bank.

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

Financial Condition

      June 30, 2004 Compared to June 30, 2003.

      Total assets increased $7.7 million, or 8.5%, to $99.0 million at June 30, 2004 from $91.3 million at June 30, 2003. The increase in assets was primarily attributable to a $14.4 million increase in loans receivable, net to $79.4 million at June 30, 2004 from $65.0 million at June 30, 2003. The $14.4 million loan receivable, net increase primarily consists of increased gross commercial business loans of $8.6 million, total real estate loans of $5.1 million, and total consumer loans of $779,000. Accompanying this increase was a $1.4 million, or 70.0%, increase in office property and equipment due to completion of an extensive remodeling of the Bank's home office and the construction of a bank office in Pleasant Hill, Iowa which was completed in August 2004. Partially offsetting these increases were decreases in cash and cash equivalents of $3.4 million to $1.9 million at June 30, 2004, from $5.3 million at June 30, 2003 and a decrease in securities available-for-sale of $4.7 million to $12.5 million at June 30, 2004 from $17.2 million at June 30, 2003. The decrease in cash and the funds received from sales and principal payments on securities available-for-sale were used primarily to fund loan originations.

      Total liabilities increased $6.7 million, or 8.3%, to $87.6 million at June 30, 2004 from $80.9 million at June 30, 2003, primarily the result of increased deposits of $4.3 million, or 5.8%, to $78.7 million at June 30, 2004, from $74.4 million at June 30, 2003. Advances from Federal Home Loan Bank increased $2.4 million, or 43.5%, with the additional borrowed funds being disbursed in loan originations.

      Stockholders' equity increased $1.02 million, or 9.8%, during fiscal 2004, primarily due to the retention of net earnings as retained earnings increased $1.14 million, or 15.2%. Accompanying this increase was a decrease of $139,000 in treasury stock as the Company acquired 200 shares of treasury stock at $2,600, and distributed 10,940 shares of treasury stock, with a net value of $125,000 through exercise of employee stock options. Accumulated other comprehensive gain (loss) on securities available for sale decreased $286,000 to a loss of $138,000 from a gain of $148,000. The decrease in market value of the Company's available-for-sale portfolio is largely due to the increase in rates negatively influencing the market value of the mortgage-backed securities owned by the Bank. Mortgage-backed securities at amortized cost are 63.5% of the Company's available-for-sale portfolio. During the fiscal year ended June 30, 2004, the Company paid cash dividends totaling approximately $173,200 or $.2250 per share.

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

Results of Operations

Comparison of Fiscal Years Ended June 30, 2004 and June 30, 2003.

      General. For the fiscal year ended June 30, 2004 ("fiscal 2004"), net earnings increased $192,000 to $1.33 million, or $1.72 per share, diluted, from $1.14 million, or $1.48 per share, diluted, for the fiscal year ended June 30, 2003 ("fiscal 2003"). The net earnings increase for fiscal 2004 was primarily attributable to increased net interest income, both before and after provision for losses on loans as interest paid on deposits, largely due to reduced rates, continued to decrease, creating an improved spread. Non-interest income increased largely due to the absence of an impairment adjustment in fiscal 2004 as compared to fiscal 2003 and an increase in gain on sale of securities in fiscal 2004. Offsetting the increases in income were non-interest expense increases of 17.7% for fiscal 2004 as compared to fiscal 2003 primarily due to increases in compensation costs, office property and equipment expenses, and advertising.

      During fiscal 2004, the Company's return on average assets ("ROAA") and return on average stockholders' equity ("ROAE") was 1.40% and 12.15%, respectively, compared to 1.27% and 11.48% for fiscal 2003. Average stockholders' equity to average assets was 11.51% during fiscal year 2004 compared to 11.04% during fiscal year 2003. The Company's dividend payout ratio was 12.93% during fiscal 2004.

      Interest Income. For fiscal 2004 interest income decreased $3,500 as compared to fiscal 2003. Interest and fees on loans increased $71,000 to $5.18 million for fiscal 2004 from $5.11 million for fiscal 2003 as average loans for the period increased $5.3 million, but weighted average yield on loans receivable decreased 48 basis points to 7.29% for fiscal 2004 compared to 7.77% for fiscal 2003. Other interest income decreased $49,000, or 71.1%, to $20,000 for fiscal 2004 compared to $69,000 for fiscal 2003. Average balances of other interest-earning assets decreased $3.3 million for fiscal 2004 compared to fiscal 2003 and weighted average yield on other interest-earning assets for fiscal 2004 decreased 44 basis points to .26% for fiscal 2004 from .70% for fiscal 2003, the result of sharp decreases in interest rates paid by FHLB on the Bank's demand and daily time accounts and stringent liquidity management leading to decreased balances in these lower interest earning accounts. Interest on securities available-for-sale also decreased for fiscal 2004 compared to fiscal 2003 by $25,000 to $602,000 from $627,000 for fiscal 2003, a 4.0% decrease.
Average balance for securities available-for-sale for fiscal 2004 compared to 2003 increased $1.1 million, but weighted average yield on securities available-for-sale for the year decreased 52 basis points to 4.04% for the fiscal year ended 2004 from 4.56% for the fiscal year ended 2003. The average rate earned on all interest-earning assets decreased 22 basis points for fiscal 2004 to 6.41% from 6.63% for fiscal 2003.

      Interest expense. Interest expense decreased $400,000, or 19.7%, to $1.63 million for fiscal 2004 from $2.03 million for fiscal 2003. The decrease in interest expense was predominantly due to the weighted average rate on interest-bearing deposits decrease of 60 basis points to 1.85% for fiscal 2004 from 2.45% for fiscal 2003. Average outstanding balance of interest-bearing deposits increased $1.1 million to $72.2 million for fiscal 2004 from $71.1 million for fiscal 2003. Interest on advances increased slightly for fiscal 2004. Average advances increased $786,000 to $6.34 million for fiscal 2004, at a weighted average rate of 4.60%, from $5.56 million for fiscal 2003, at a weighted average rate of 5.18%. The average rate paid on all interest-bearing liabilities decreased 58 basis points for fiscal 2004 to 2.07% from 2.65% for fiscal 2003.

      Net interest income. Net interest income increased $397,000, or 10.5%, to $4.2 million for fiscal 2004 compared to $3.8 million for fiscal 2003. The Company's net interest margin, which is net interest income divided by average interest-earning assets, increased 30 basis points for fiscal 2004 to 4.61% from 4.31% for fiscal 2003. The net interest margin increase is the result of decreased rates paid on deposits and FHLB advances accompanied with the slower reduction in loan rates for fiscal 2004. The Company does not expect the current increase in net interest margin to continue as rates paid on deposits remain constant or increase in response to local competition and recovery in the national economy and as our adjustable-rate loan portfolio continues to adjust to a lagging market loan rate index. The Company's interest rate spread increased to 4.33% for fiscal 2004 from 3.98% for fiscal 2003, also primarily the result of decreased interest paid on deposits. The ratio of the Company's average interest-earning assets to average interest-bearing liabilities increased to 115.23% during fiscal 2004 from 114.21% during fiscal 2003.

      Provision for Losses on Loans. The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowance for losses on loans. During fiscal 2004, the Company recorded a provision for losses on loans of $300,000 compared to a $235,800 provision in fiscal 2003. The Company continues to monitor and adjust its allowance for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach to maintain the allowance for losses on loans at a level consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non-performing assets and their estimated value. Future additions to the Company's allowance for losses on loans and any change in the related ratio of the allowance for losses on loans to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for losses on loans reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations.

      As of June 30, 2004, the Company's non-performing assets, consisting of nonaccrual loans of $2,623,000, and real estate owned and repossessed consumer property of $181,000 totaled $2,804,000 or 2.83% of total assets, compared to $2,655,000 of nonaccrual loans and $343,500 of real estate owned and repossessed consumer property, or 3.28% of total assets as of June 30, 2003. As of June 30, 2004, the Company's allowance for losses on loans was $697,000, representing 24.9% of non-performing assets and .88% of net loans receivable compared to a $555,600 allowance for losses on loans at June 30, 2003 representing 18.5% of non-performing assets and .86% of net loans receivable. One-to-four family non-accruing mortgage loans decreased $458,000 as of June 30, 2004 compared to June 30, 2003, while all other classes of non-accruing loans increased $426,000.

      Non-interest income. Non-interest income increased $340,000 for fiscal 2004 to $965,000 from $625,000 for fiscal 2003. The increase for fiscal 2004 is largely attributable to the recorded $161,660 impairment loss on equity securities in fiscal 2003 and a $155,000 increase in gain on sale of securities in fiscal 2004. Fees, commissions, and service charges increased by $62,000, or 9.6%, in fiscal 2004, but gain on sale of mortgage loans decreased $16,000, or 19.7%, as the number of loans sold to the secondary market began to slow primarily the result of the increase in mortgage loan rates decreasing the number of loans refinanced.

      Non-interest expense. Non-interest expense increased $433,000 for fiscal 2004. Compensation and employee benefits expense, the largest component of non-interest expense, increased $261,000, or 19.3% primarily due to increased benefit costs and the addition of employees in preparation for opening the new bank office in Pleasant Hill, Iowa. Office property and equipment also increased by $113,000 for fiscal 2004, largely due to increased depreciation, property taxes, technology equipment maintenance, and office building rent. Advertising costs increased $52,000, as the Company began promotion of the upcoming bank office in Pleasant Hill, Iowa. Other real estate expense increased primarily the result of loss on sale of real estate owned and repairs and maintenance costs on foreclosed real estate properties.

      Income Tax Expense. Income taxes increased $48,700 for fiscal 2004. The income tax increase was primarily due to an increase in earnings prior to taxes on income. Income tax expense was reduced by low income housing credits of approximately $42,000, which will continue annually through 2005. The Company's effective tax rate for fiscal 2004 and 2003 were 32.0% and 33.6%, respectively.

Comparison of Fiscal Years Ended June 30, 2003 and June 30, 2002.

      General. Net earnings for the fiscal year ended June 30, 2003 ("fiscal 2003") increased $53,700 to $1.14 million from $1.09 million for the fiscal year ended June 30, 2002 ("fiscal 2002"). This increase in net earnings was primarily attributable to increased net interest income, both before and after provisions for losses on loans as interest rate decreases due to the current economy in the loan portfolio continued to lag behind rate decreases imposed on deposits, creating a very favorable spread for the Bank. Non-interest income decreased as a result of the substantial reduction in gain on sales of securities and increased impairment loss adjustments. Non-interest expense also increased for fiscal 2003 over fiscal 2002. Earnings per share increased to $1.52 and $1.48 on a basic and diluted basis, respectively, for fiscal 2003 compared to $1.44 and $1.42, respectively, for fiscal 2002. Earnings per share increases were due to increased net earnings for fiscal 2003 and decreased common stock shares outstanding of 4,251 shares.

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

      Interest Expense. Interest expense decreased $704,000 to $2.0 million for fiscal 2003 compared to $2.7 million for fiscal 2002. The decrease in interest expense was primarily due to a 98 basis point decrease in the weighted average rate paid on interest-bearing deposits during fiscal 2003 as compared to fiscal 2002. The weighted average rate paid on interest-bearing deposits decreased to 2.45% for fiscal 2003 compared to 3.43% for fiscal 2002. Interest on deposits decreased $621,000, or 26.3% for fiscal 2003. Contributing to the decrease in interest expense was a decrease in interest on advances. Interest on advances decreased $83,000, or 22.4%, to $288,000 for fiscal 2003 compared to $371,000 for fiscal
2002. The average rate paid on all interest-bearing liabilities decreased 95 basis points to 2.65% during fiscal 2003 from 3.60% during fiscal 2002.

         Net Interest Income. Net interest income increased $357,500, or 10.5%, to $3.8 million in fiscal 2003 from $3.4 in fiscal 2002, primarily the result of decreased interest paid on deposits being greater than the decreased earnings for interest on loans and interest on securities available-for-sale. The Company's net interest margin increased 34 basis points to 4.31% for fiscal 2003 as compared to 3.97% for fiscal 2002. During this same period, the Company's interest rate spread increased to 3.98% for fiscal 2003 from 3.55% for fiscal 2002, also in response to decreased interest paid on deposits which were more reactive to the markets declining interest rates than the Bank's variable-rate loan portfolio which follows a lagging index. The ratio of the Company's average interest-earning assets to average interest-bearing liabilities increased to 114.21% during fiscal 2003 from 113.41% during fiscal 2002.

        Provision for Losses on Loans. The provision for losses on loans is a result of management's periodic analysis of the adequacy of the Company's allowance for losses on loans. During fiscal 2003, the Company recorded a provision for losses on loans of $235,800 compared to a $331,500 provision in fiscal 2002. The Company continues to monitor and adjust its allowance for losses on loans as management's analysis of its loan portfolio and economic conditions dictate. The Company believes it has taken an appropriate approach to maintain the allowance for losses on loans at a level consistent with the Company's loss experiences and considering, among other factors, the composition of the Company's loan portfolio, the level of the Company's classified and non-performing assets and their estimated value. Future additions to the Company's allowance for losses on loans and any change in the related ratio of the allowance for losses on loans to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for losses on loans reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations.

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

                                                                              Year Ended June 30,
                                        -------------------------------------------------------------------------------------------
                                                       2004                           2003                           2002
                                        ------------------------------  ----------------------------   ----------------------------
                                          Average    Interest             Average   Interest             Average   Interest
                                        Outstanding   Earned/   Yield/  Outstanding  Earned/  Yield/   Outstanding  Earned/  Yield/
                                          Balance     Paid       Rate     Balance     Paid     Rate      Balance     Paid     Rate
                                        -----------  --------   ------  -----------  -------  ------   ----------- --------  ------
                                                                            (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1) ..................   $71,011    $ 5,179     7.29%    $65,741    $ 5,108   7.77%     $65,655    $ 5,340    8.13%
 Securities available-for-sale ........    14,889        602     4.04      13,773        628   4.56       12,993        701    5.40
 Other interest-bearing assets ........     4,234         11      .26       7,525         53    .70        6,894         95    1.38
 FHLB stock ...........................       417          9     2.16         509         16   3.14          489         16    3.27
                                          -------    -------              -------    -------             -------    -------
  Total interest-earning assets(1) ....    90,551      5,801     6.41      87,548      5,805   6.63       86,031      6,152    7.15
                                          -------    -------              -------    -------             -------    -------

Interest-Bearing Liabilities:
 Savings deposits .....................    33,356        424     1.27      32,625        542   1.61       29,036        720    2.48
 Money market deposits ................       236         --       --         314          2    .64          363          5    1.38
 Demand and NOW deposits ..............     9,045         53      .59       7,655         61    .80        6,666         96    1.44
 Certificates of deposit ..............    29,604        860     2.90      30,505      1,137   3.73       32,824      1,542    4.70
 FHLB Advances ........................     6,343        292     4.60       5,558        288   5.18        6,966        371    5.33
                                          -------    -------              -------    -------             -------    -------
  Total interest-bearing liabilities ..    78,584      1,629     2.07      76,657      2,030   2.65       75,855      2,734    3.60
                                          -------    -------              -------    -------             -------    -------

Net interest income ...................              $ 4,172                         $ 3,775                        $ 3,418
                                                     =======                         =======                        =======
Net interest rate spread ..............                          4.33%                         3.98%                           3.55%
                                                                 ====                          ====                            ====
Net interest-earning assets ...........   $11,967                         $10,891                        $10,176
                                          =======                         =======                        =======
Net interest margin(2) ................                          4.61%                         4.31%                           3.97%
                                                                 ====                          ====                            ====

Average  interest-earning assets to
average interest-bearing liabilities ..               115.23%                         114.21%                        113.42%
                                                     =======                         =======                        =======

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

                                                                                 Year Ended June 30,
                                                         ------------------------------------------------------------------------
                                                                  2004 vs. 2003                           2003 vs. 2002
                                                         --------------------------------     -----------------------------------
                                                             Increase                              Increase
                                                            (Decrease)                            (Decrease)
                                                              Due to                                Due to
                                                         --------------------                 --------------------
                                                                                 Total                                   Total
                                                                                Increase                                Increase
                                                         Volume        Rate    (Decrease)     Volume         Rate      (Decrease)
                                                         ------      --------  ----------     ------      ---------    ----------
                                                                                    (In Thousands)
Interest-earning assets:
  Loans receivable ...............................       $ 115        $ (44)      $  71        $  (8)       $(224)       $(232)
  Securities available-for-sale ..................         (19)          (7)        (26)        (116)          43          (73)
  Other interest-earning assets ..................         (32)         (10)        (42)         (12)         (30)         (42)
  FHLB Stock .....................................          (1)          (6)         (7)          --           --           --
                                                         -----        -----       -----        -----        -----        -----

     Total interest-earning assets ...............       $  63        $ (67)      $  (4)       $(136)       $(211)       $(347)
                                                         =====        =====       =====        =====        =====        =====

Interest-bearing liabilities:
  Savings deposits ...............................          74         (192)       (118)          21         (199)        (178)
  Money market deposits ..........................          --           (2)         (2)          (1)          (2)          (3)
  Demand and NOW deposits ........................          (5)          (3)         (8)           6          (41)         (35)
  Certificates of deposits .......................         (11)        (266)       (277)          46         (451)        (405)
  FHLB advances ..................................           8           (4)          4          (83)          --          (83)
                                                         -----        -----       -----        -----        -----        -----

     Total interest-bearing liabilities ..........       $  66        $(467)      $(401)       $ (11)       $(693)       $(704)
                                                         =====        =====       =====        =====        =====        =====

Net interest income ..............................                                $ 397                                  $ 357
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

                                                                                   At June 30,
                                                                       ----------------------------------
                                                                       2004           2003          2002
                                                                       ----           ----          ----
             Weighted average yield on:

               Loans receivable, net(1)....................            6.95%          7.60%         7.92%
               Securities available-for-sale...............            4.02           4.45          5.27
               Other interest-earning assets...............             .07            .09           .86
               FHLB stock..................................            1.79           3.00          3.00
                  Combined weighted average yield on
                  interest-earning assets..................            6.36           6.52          6.92

             Weighted average rate paid on:

               Savings deposits............................            1.25           1.41          1.99
               Money market deposits.......................              --             --           .97
               Demand and NOW deposits.....................             .63            .54          1.07
               Certificates of Deposit.....................            2.77           3.30          4.06
               FHLB advances...............................            4.05           5.21          5.21
                  Combined weighted average rate paid
                  on interest-bearing liabilities..........            1.99           2.34          2.96

               Spread......................................            4.37%          4.18%         3.96%

(1) Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for losses on loans.

Asset/Liability Management

      The Company currently focuses lending efforts on originating competitively priced adjustable-rate loan products and fixed-rate loan products, real estate, commercial and consumer, with relatively short terms to maturities. The Company also makes a small amount of longer term fixed-rate real estate mortgages for its portfolio from time to time. This allows the Company to maintain a portfolio of loans that will be sensitive to changes in the level of interest rates while providing a reasonable spread to the cost of liabilities used to fund the loans. The Company also makes long-term, fixed-rate mortgage loans, which are sold in the secondary market.

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

      The Company's cost of funds is typically responsive to changes in interest rates due to the relatively short-term nature of its deposit portfolio.
Consequently, the results of operations are influenced by the levels of short-term interest rates. The Company offers a range of maturities on its deposit products at competitive rates, and monitors the maturities on an ongoing basis.

      The Company emphasizes and promotes its savings, checking accounts and, subject to market conditions, certificates of deposit with maturities of six months through five years, principally within its primary market area.

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

      Under OTS guidelines, interest rate risk is measured using an NPV model to estimate a thrift's market value of portfolio to equity and the impact on that estimate of an adverse 200 basis point shift in interest rates. Unless otherwise directed by the OTS Regional Director, institutions below $1 billion in assets may usually rely on the quarterly NPV estimates produced by the OTS. Utilizing this measuring concept, a deduction to risk-based capital would have been required as of June 30, 2004 if the regulation applied to the Bank. However, even if such deduction was applied, the Bank would still meet their risk-based capital requirement under current regulatory guidelines.

      Presented below is an analysis of the Bank's interest rate risk as of June 30, 2004, as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points and compared to Board policy limits and in accordance with OTS regulations. Interest rate risk exposure typically has been presented for changes of interest rates of up and down 300 basis points; however due to the abnormally low prevailing interest rate environment, the OTS is currently not providing NPV change estimates below minus 100 basis points. Such limits have been established with consideration of the dollar impact of various rate changes and the Bank's strong capital position. Management reviews the OTS measurements on a quarterly basis. At June 30, 2004, the Bank's interest rate risk was within the Board's prescribed guidelines.

                                                          At June 30,
              Change in            Board Limit               2004
            Interest Rate       (min NPV ratios)          -----------
           (Basis Points)           % Change               % Change
           --------------       ---------------           -----------
                 +300                5.00%                   13.93%
                 +200                6.00                    14.54
                 +100                6.75                    14.98
                    0                6.75                    15.30
                 -100                6.75                    15.33

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

Critical Accounting Policies

      The Company has identified one critical accounting policy and practice relative to the financial condition and results of operation. This accounting policy relates to the allowance for losses on loans.

      The allowance for losses on loans is based on management's opinion, and is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and the management's estimate of probable credit losses. The allowance for losses on loans is established through a provision for loss based on management's evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans, and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assure, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loss experience, and other factors that warrant recognition in providing for an adequate allowance for losses on loans.

      In the event that management's evaluation of the level of the allowance for loan losses is inadequate, the Company would need to increase its provision for losses on loans.

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

      The Company principally uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet other operating needs. At June 30, 2004, the Company had $3.6 million of loan commitments. The Company anticipates that it will have sufficient funds available to meet outstanding loan commitments. Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Bank's foreseeable short-term and long-term liquidity needs.

      Certificates of deposit scheduled to mature in a year or less at June 30, 2004 totaled $17.0 million or 57.3% of the Company's total certificates of deposit. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company. There can be no assurance, however, that the Company will retain all such deposits. At June 30, 2004, the Company had outstanding borrowings of $7.96 million from the FHLB of Des Moines and had the capacity to borrow up to approximately $17.4 million.

      The primary investing activities of the Company include the origination of loans and the purchase of mortgage-backed securities. At June 30, 2004, these assets accounted for over 92.8% of the Company's total assets. Such origination and purchases are funded primarily from loan repayments, repayments of mortgage-backed and investment securities, deposit growth, FHLB advances, and net income.

      At June 30, 2004, the Bank had tangible and core capital of $9.4 million, or 9.6% of adjusted total assets, which was approximately $7.9 million and $5.5 million above the minimum requirements of 1.5% and 4.0%, respectively. At June 30, 2004, the Bank had total risk-based capital of $10.1 million (including $9.4 million in core capital), or 13.7% of risk-weighted assets of $73.5 million. This amount was $4.2 million above the 8.0% requirement in effect on that date.

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

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIEs

                        Consolidated Financial Statements

                             June 30, 2004 and 2003

                   (With Independent Auditors' Report Thereon)

             Report of Independent Registered Public Accounting Firm

The Board of Directors and
Shareholders of Horizon Financial Services Corporation:

We  have  audited  the  accompanying  consolidated  balance  sheets  of  Horizon
Financial Services Corporation and subsidiaries (the Company) as of June 30, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon Financial Services Corporation and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.


                                  /s/ KPMG LLP

KPMG LLP
Des Moines, Iowa
August 2, 2004

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             June 30, 2004 and 2003

                                    Assets                                    2004               2003
                                                                          ------------      ------------
Cash and cash equivalents                                                 $  1,863,244         5,303,912
Securities available-for-sale (note 2)                                      12,494,069        17,176,190
Loans receivable, net (notes 3 and 4)                                       79,378,663        65,006,810
Real estate (note 5)                                                           437,022           638,658
Stock in Federal Home Loan Bank, at cost                                       464,000           509,200
Office property and equipment, net (note 6)                                  3,352,387         1,971,871
Accrued interest receivable (note 7)                                           722,273           567,301
Deferred tax assets (note 10)                                                  221,200            60,000
Accrued income taxes receivable                                                 18,792            42,282
Prepaid expenses and other assets                                               86,196            46,109
                                                                          ------------      ------------
                 Total assets                                             $ 99,037,846        91,322,333
                                                                          ============      ============
                     Liabilities and Stockholders' Equity
Deposits (note 8)                                                         $ 78,723,389        74,422,752
Advances from Federal Home Loan Bank (note 9)                                7,957,500         5,545,115
Advance payments by borrowers for taxes and insurance                          353,802           347,265
Accrued expenses and other liabilities                                         538,353           563,151
                                                                          ------------      ------------
                 Total liabilities                                          87,573,044        80,878,283
                                                                          ------------      ------------
Stockholders' equity (note 12):
     Preferred stock, $0.01 par value. Authorized 250,000 shares;
        none issued                                                                 --                --
     Common stock, $0.01 par value. Authorized 1,500,000 shares;
        1,046,198 shares issued                                                 10,462            10,462
     Additional paid-in capital                                              5,052,022         5,025,598
     Retained earnings, substantially restricted                             8,639,455         7,498,305
     Treasury stock, at cost (274,727 and 297,267 shares in 2004
        and 2003, respectively)                                             (2,099,098)       (2,237,884)
     Accumulated other comprehensive (loss) gain - net
        unrealized (loss) gain on securities available-for-sale               (138,039)          147,569
                                                                          ------------      ------------
                 Total stockholders' equity                                 11,464,802        10,444,050
Commitments and contingencies (notes 3 and 14)
                                                                          ------------      ------------
                 Total liabilities and stockholders' equity               $ 99,037,846        91,322,333
                                                                          ============      ============

See accompanying notes to consolidated financial statements

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Operations

                    Years ended June 30, 2004, 2003, and 2002

                                                                         2004               2003               2002
                                                                      ------------      ------------       ------------
Interest income:
    Loans                                                             $  5,178,629         5,107,922          5,339,939
    Investment securities available-for-sale                               602,485           627,615            701,044
    Other interest income                                                   19,997            69,093            110,511
                                                                      ------------      ------------       ------------
                Total interest income                                    5,801,111         5,804,630          6,151,494
                                                                      ------------      ------------       ------------
Interest expense:
    Deposits (note 8)                                                    1,337,102         1,741,930          2,363,078
    Advances from Federal Home Loan Bank (note 9)                          291,779           287,610            370,855
                                                                      ------------      ------------       ------------
                Total interest expense                                   1,628,881         2,029,540          2,733,933
                                                                      ------------      ------------       ------------
                Net interest income                                      4,172,230         3,775,090          3,417,561

Provision for losses on loans (note 4)                                     300,000           235,800            331,500
                                                                      ------------      ------------       ------------
                Net interest income after provision
                   for losses on loans                                   3,872,230         3,539,290          3,086,061
                                                                      ------------      ------------       ------------
Noninterest income:
    Fees, service charges, and commissions                                 710,153           647,901            629,987
    Gain on sale of securities, net (note 2)                               188,704            33,521            236,384
    Gain on sale of mortgage loans                                          65,946            82,111             63,574
    Impairment loss on equity securities (note 2)                               --          (182,702)           (80,360)
    Other                                                                       --            43,874             11,084
                                                                      ------------      ------------       ------------
                Total noninterest income                                   964,803           624,705            860,669
                                                                      ------------      ------------       ------------
Noninterest expense:
    Compensation, payroll taxes, and employee
       benefits (note 11)                                                1,610,316         1,349,422          1,283,858
    Advertising                                                            138,923            86,479             81,339
    Office property and equipment                                          518,929           405,657            302,982
    Federal insurance premiums and special
       assessments                                                          11,652            12,329             23,771
    Data processing services                                               211,573           217,280            195,119
    Other real estate                                                       61,084            32,298             47,243
    Other                                                                  328,289           344,520            375,072
                                                                      ------------      ------------       ------------
                Total noninterest expense                                2,880,766         2,447,985          2,309,384
                                                                      ------------      ------------       ------------
                Earnings before taxes                                    1,956,267         1,716,010          1,637,346

Taxes (note 10)                                                            625,600           576,900            551,900
                                                                      ------------      ------------       ------------
                Net earnings                                          $  1,330,667         1,139,110          1,085,446
                                                                      ============      ============       ============
Basic earnings per common share                                       $       1.74              1.52               1.44
Diluted earnings per common share                                             1.72              1.48               1.42

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

         Consolidated Statements of Changes in Stockholders' Equity and
                              Comprehensive Income

                    Years ended June 30, 2004, 2003, and 2002

                                                                                       Additional
                                                           Preferred      Common         paid-in       Retained
                                                             stock         stock         capital       earnings
                                                          ----------    -----------    -----------    -----------
Balance at June 30, 2001                                  $       --         10,462      5,022,511      5,565,793
                                                          ----------    -----------    -----------    -----------
Comprehensive income:
    Net earnings                                                  --             --             --      1,085,446
    Unrealized gains on securities available-for-sale             --             --             --             --
    Less reclassification adjustment for net realized
      gains included in net income, net of tax                    --             --             --             --
                                                          ----------    -----------    -----------    -----------
             Total comprehensive income                           --             --             --      1,085,446
Dividends declared ($0.18 per share)                              --             --             --       (135,264)
Stock options exercised                                           --             --          3,087           (645)
                                                          ----------    -----------    -----------    -----------
Balance at June 30, 2002                                          --         10,462      5,025,598      6,515,330
                                                          ----------    -----------    -----------    -----------
Comprehensive income:
    Net earnings                                                  --             --             --      1,139,110
    Unrealized gains on securities available-for-sale             --             --             --             --
    Less reclassification adjustment for net realized
      losses included in net income, net of tax                   --             --             --             --
                                                          ----------    -----------    -----------    -----------
             Total comprehensive income                           --             --             --      1,139,110
Dividends declared ($0.2025 per share)                            --             --             --       (152,277)
Treasury stock acquired                                           --             --             --             --
Stock options exercised                                           --             --             --         (3,858)
                                                          ----------    -----------    -----------    -----------
Balance at June 30, 2003                                          --         10,462      5,025,598      7,498,305
                                                          ----------    -----------    -----------    -----------
Comprehensive income:
    Net earnings                                                  --             --             --      1,330,667
    Unrealized losses on securities available-for-sale            --             --             --             --
    Less reclassification adjustment for net realized
      gains included in net income, net of tax                    --             --             --             --
                                                          ----------    -----------    -----------    -----------
             Total comprehensive income                           --             --             --      1,330,667
Dividends declared ($.2250 per share)                             --             --             --       (173,200)
Treasury stock acquired                                           --             --             --             --
Stock options exercised                                           --             --         26,424        (16,317)
                                                          ----------    -----------    -----------    -----------
Balance at June 30, 2004                                  $       --         10,462      5,052,022      8,639,455
                                                          ==========    ===========    ===========    ===========

                                                                                 Net
                                                                             unrealized
                                                                           gain (loss) on
                                                                              securities
                                                              Treasury        available-
                                                                stock          for-sale         Total
                                                             -----------   ---------------   -----------
Balance at June 30, 2001                                      (2,129,894)        (22,686)      8,446,186
                                                             -----------     -----------     -----------
Comprehensive income:
    Net earnings                                                      --              --       1,085,446
    Unrealized gains on securities available-for-sale                 --          92,041          92,041
    Less reclassification adjustment for net realized
      gains included in net income, net of tax                        --         (97,827)        (97,827)
                                                             -----------     -----------     -----------
             Total comprehensive income                               --          (5,786)      1,079,660
Dividends declared ($0.18 per share)                                  --              --        (135,264)
Stock options exercised                                           10,428              --          12,870
                                                             -----------     -----------     -----------
Balance at June 30, 2002                                      (2,119,466)        (28,472)      9,403,452
                                                             -----------     -----------     -----------
Comprehensive income:
    Net earnings                                                      --              --       1,139,110
    Unrealized gains on securities available-for-sale                 --          82,505          82,505
    Less reclassification adjustment for net realized
      losses included in net income, net of tax                       --          93,536          93,536
                                                             -----------     -----------     -----------
             Total comprehensive income                               --         176,041       1,315,151
Dividends declared ($0.2025 per share)                                --              --        (152,277)
Treasury stock acquired                                         (184,448)             --        (184,448)
Stock options exercised                                           66,030              --          62,172
                                                             -----------     -----------     -----------
Balance at June 30, 2003                                      (2,237,884)        147,569      10,444,050
                                                             -----------     -----------     -----------
Comprehensive income:
    Net earnings                                                      --              --       1,330,667
    Unrealized losses on securities available-for-sale                --        (167,291)       (167,291)
    Less reclassification adjustment for net realized
      gains included in net income, net of tax                        --        (118,317)       (118,317)
                                                             -----------     -----------     -----------
             Total comprehensive income                               --        (285,608)      1,045,059
Dividends declared ($.2250 per share)                                 --              --        (173,200)
Treasury stock acquired                                           (2,600)             --          (2,600)
Stock options exercised                                          141,386              --         151,493
                                                             -----------     -----------     -----------
Balance at June 30, 2004                                      (2,099,098)       (138,039)     11,464,802
                                                             ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended June 30, 2004, 2003, and 2002

                                                                                2004             2003             2002
                                                                            ------------     ------------     ------------
Cash flows from operating activities:
    Net earnings                                                            $  1,330,667        1,139,110        1,085,446
    Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation                                                            231,899          171,986          128,940
         Amortization of fees, premiums, and accretion of discounts, net         131,614           90,119           68,466
         Provision for losses on loans                                           300,000          235,800          331,500
         Loans originated for sale                                           (12,256,795)     (10,933,786)      (9,709,045)
         Proceeds on sales of loans                                           12,452,070       10,501,709       11,118,771
         Tax benefit from exercise of stock options                               26,424               --            3,087
         Gain on sale of securities                                             (188,704)         (33,521)        (236,384)
         Impairment losses on securities                                              --          182,702           80,360
         Gain on sale of mortgage loans                                          (65,946)         (82,111)         (63,574)
         Loss on disposal or sale of fixed assets                                     --            8,345              914
         Reinvested dividends                                                    (80,027)         (43,607)         (14,718)
         (Increase) decrease in accrued interest receivable                     (154,972)          19,833           95,049
         Increase (decrease) in accrued taxes receivable/payable                  23,515         (672,754)         302,005
         Deferred taxes                                                           10,000           46,950         (123,000)
         Other, net                                                              (61,670)          85,084         (236,328)
                                                                            ------------     ------------     ------------
              Net cash provided by operating activities                        1,698,075          715,859        2,831,489
                                                                            ------------     ------------     ------------
Cash flows from investing activities:
    Securities available-for-sale:
      Purchases                                                               (4,712,630)     (11,634,353)      (8,224,359)
      Proceeds from sale                                                       4,163,567        4,919,729        7,771,215
      Proceeds from maturity and principal collected                           4,911,468        1,709,921        3,985,189
    Loans to customers, net                                                  (15,012,040)          (4,661)      (1,632,521)
    Proceeds from sale of real estate                                            415,163          227,181          143,971
    Investment in real estate                                                     (5,884)         (95,854)              --
    Redemption of Federal Home Loan Bank stock                                    45,200               --               --
    Purchases of Federal Home Loan Bank stock                                         --               --          (29,100)
    Purchases of office property and equipment                                (1,612,415)        (800,716)        (227,599)
                                                                            ------------     ------------     ------------
              Net cash (used in) provided by investing activities            (11,807,571)      (5,678,753)       1,786,796
                                                                            ------------     ------------     ------------
Cash flows from financing activities:
    Increase in deposits                                                       4,300,637        2,469,057        2,081,769
    Increase (decrease) in advance payments by borrowers for
      taxes and insurance                                                          6,537          (25,882)         (20,403)
    Proceeds from advances from Federal Home Loan Bank                         3,757,500               --               --
    Principal payments on advances from Federal Home Loan Bank                (1,345,115)         (26,382)      (4,021,130)
    Payment of dividends                                                        (173,200)        (152,277)        (135,264)
    Exercise of stock options                                                    125,069           62,172            9,783
    Treasury stock acquired                                                       (2,600)        (184,448)              --
                                                                            ------------     ------------     ------------
              Net cash provided by (used in) financing activities              6,668,828        2,142,240       (2,085,245)
                                                                            ------------     ------------     ------------
              Net (decrease) increase in cash and cash equivalents            (3,440,668)      (2,820,654)       2,533,040

Cash and cash equivalents at beginning of year                                 5,303,912        8,124,566        5,591,526
                                                                            ------------     ------------     ------------
Cash and cash equivalents at end of year                                    $  1,863,244        5,303,912        8,124,566
                                                                            ============     ============     ============
Supplemental  disclosures  of cash flow  information:
    Cash paid during the year for:
      Interest                                                              $  1,671,132        2,063,726        3,046,638
      Taxes                                                                      564,651        1,073,300          372,810
    Noncash investing and financing activities:
      Net transfers from loans to real estate                                    210,858          375,034          301,788

See accompanying notes to consolidated financial statements.

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

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

            In April 2003, the Bank opened a mortgage loan origination office in Pleasant Hill, Iowa, which serves Polk County and surrounding areas. The Bank has also received approval from the Office of Thrift Supervision to establish a retail banking office in Pleasant Hill, Iowa, which is scheduled to open in August 2004.

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

      (c)   Cash and Cash Equivalents

            For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents include interest-earning deposits of $1,223,587 and $4,627,783 at June 30, 2004 and 2003, respectively.

                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

      (d)   Earnings Per Share

            Basic earnings per share is determined using net earnings and weighted average common shares outstanding. Diluted earnings per share is computed by dividing net earnings by the weighted average common shares, increased by assumed incremental common shares issued. Amounts used in the determination of basic and diluted earnings per share for the years ended June 30, 2004, 2003, and 2002 are shown in table below.

                                                   2004          2003           2002
                                                ----------    ----------    ----------
            Net earnings                        $1,330,667     1,139,110     1,085,546
                                                ==========    ==========    ==========

                  Weighted average common
                    shares - basic                 766,282       751,414       751,495

            Assumed incremental common
              shares issued upon exercise of
              stock options                          6,591        18,054        13,657
                                                ----------    ----------    ----------

                  Weighted average common
                    shares - diluted               772,873       769,468       765,152
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

            Securities available-for-sale are recorded at fair value. The aggregate unrealized gains or losses, net of the effect of taxes on income, are recorded as a separate component of other comprehensive income until realized. Discounts and premiums are accreted and amortized, respectively, over the term of the security except for mortgage-backed and related securities and interest and principal only stripped mortgage-backed securities which are accreted and amortized over the period of estimated cash flows using the interest method. Actual prepayment experience on mortgage-backed and related securities and stripped mortgage-backed securities is periodically reviewed, and the timing of accretion or amortization is adjusted accordingly. Other than temporary unrealized losses are recorded in the consolidated statements of operations.

            Gain or loss on sale is recognized in the statements of operations using the specific identification method.


                                       26
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

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

      (h)   Loan Origination Fees and Related Costs

            Mortgage loan origination fees and certain direct loan origination costs are deferred and the net fee or cost is recognized in operations using the interest method. Direct loan origination costs for other loans are expensed as incurred, as such costs are not material.

      (i)   Real Estate

            Investment in real estate represents a limited partnership interest in a low income housing apartment complex and a 50% partnership interest in a retail mall. The investments are valued using the equity method and adjusted for earnings and losses of the limited partnerships.

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


                                       27
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

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


                                       28
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

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


                                       29
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

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

      (p)   Effect of New Accounting Standards

            In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) which provides guidance on consolidation of variable interest entities. In December 2003, the FASB issued FIN 46 (Revised 2003) which deferred the effective date of FIN 46 for certain variable interest entities (i.e., non-special purpose entities) until the first interim or annual period ending after March 15, 2004. The adoption of the provisions of FIN 46 (Revised
            2003) did not have a material effect on the Company's consolidated results of operations or financial position.

            In April 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133,
            (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of "an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors," the meaning of "underlying," and the characteristics of a derivative that contains financing components. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 as indicated above and such adoption did not have a material effect on its financial position or results of operations.

            In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, SFAS No.150 requires issuers of financial instruments to classify as liabilities certain freestanding financial instruments that embody obligations for the issuer. SFAS No.150 was effective for all freestanding financial instruments entered into or modified after May 31, 2003 and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. On October 29, 2003, the FASB voted to defer for an indefinite period the application of the guidance in SFAS No.150 to non-controlling interests that are classified as equity in the financial statements of a subsidiary but


                                       30
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

            would be classified as a liability on the parent's financial statements. The adoption of the sections of this Statement that have not been deferred did not have a significant impact on the Company's financial condition or results of operations. The section noted above that has been deferred indefinitely is not expected to have a material impact on the Company's financial condition or results of operations.

            On March 9, 2004, the SEC issued Staff Accounting Bulleting (SAB) No. 105, Application of Accounting Principles to Loan Commitments. SAB 105 summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 will act to significantly limit opportunities to recognize an asset related to a commitment to originate a mortgage loan that will be held for sale prior to funding the loan. SAB 105 pertains to recognizing and disclosing the loan commitments and is effective for commitments to originate mortgage loans to be held for sale that are entered into after March 31, 2004. The Company adopted the provisions of SAB 105 beginning April 1, 2004. Adoption of SAB 105 did not have a material impact on the Company's financial position or results of operations.


                                       31
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

(2)   Securities Available-for-sale

      Securities available-for-sale at June 30, 2004 and 2003 were as follows:

                                                                 Gross           Gross
                                                Amortized     unrealized      unrealized
                   Description                     Cost          gains          losses        Fair value
      ------------------------------------     -----------    -----------     -----------     -----------
      2004:
          Small Business Administration
            Guaranteed loan participation
            certificates                       $   348,878         15,063              --         363,941
          Corporate bonds                        1,550,045          3,742          (2,728)      1,551,059
          Mortgage-backed securities             8,082,990          8,242        (184,887)      7,906,345
          FHLB Bonds                               500,000             --          (5,296)        494,704
          Mutual funds                           1,361,071             --              --       1,361,071
          FNMA Preferred Stock                     500,000             --          (1,123)        498,877
          Equity securities                        372,324          3,750         (58,002)        318,072
                                               -----------    -----------     -----------     -----------

                                               $12,715,308         30,797        (252,036)     12,494,069
                                               ===========    ===========     ===========     ===========
      2003:
          Small Business Administration
            Guaranteed loan participation
            certificates loan participation
            certificates                       $   593,081         30,075              --         623,156
          Corporate bonds                        2,539,244         63,479              --       2,602,723
          Mortgage-backed securities            11,444,568         99,224              --      11,543,792
          Mutual funds                           1,281,043             --              --       1,281,043
          Equity securities                      1,082,661         46,368           3,553       1,125,476
                                               -----------    -----------     -----------     -----------

                                               $16,940,597        239,146           3,553      17,176,190
                                               ===========    ===========     ===========     ===========

      Sales of securities available-for-sale resulted in the following for the three years ended June 30:

                                                             2004               2003               2002
                                                         ------------        ---------          ---------
      Proceeds                                           $  4,163,567        4,919,279          7,771,215
      Gross realized gains                                    195,702           64,905            250,141
      Gross realized losses                                     6,998           31,384             13,757


                                       32
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

      The following table sets forth the Company's investment securities' gross unrealized losses and fair value, aggregated by investment type and the length of time the securities have been in a continuous unrealized loss position at June 30, 2004.

                              Less than 12 months                   12 months or more                         Total
                       ---------------------------------   ----------------------------------    --------------------------------
                              Fair   Unrealized                   Fair     Unrealized                  Fair    Unrealized
                        #    value      loss        %       #     value       loss       %       #     value      loss        %
                       --   -------  ----------   -----    --    -------   ----------  -----     --   -------  ----------  ------
                                (In Thousands)                       (In Thousands)                       (In Thousands)
Corporate bonds         2   $ 1,045       (3)     (0.00)              --        --        --      2   $ 1,045       (3)    (0.00)
Mortgage-backed
 securities            10     5,839     (108)     (0.02)    2    $ 1,594       (77)    (0.05)    12     7,433     (185)    (0.07)
FHLB Bonds              1       495       (5)     (0.01)              --        --        --      1       495       (5)    (0.01)
FNMA Preferred
 Stock                  1       499       (1)     (0.00)              --        --        --      1       499       (1)    (0.00)
Equity securities       2       258      (58)     (0.23)              --        --        --      2       258      (58)    (0.23)
                       --   -------     ----      -----    --    -------       ---     -----     --   -------     ----     -----
   Total temporarily
    impaired
    securities         16   $ 8,136     (175)     (0.26)    2    $ 1,594       (77)    (0.05)    18   $ 9,730     (252)    (0.31)
                       ==   =======     ====      =====    ==    =======       ===     =====     ==   =======     ====     =====

The Company concluded that the impairments disclosed in the above table are temporary and not other-than-temporary impairments. The mortgage-backed securities are issued and guaranteed by FNMA, GNMA, and FHLMC. Unrealized losses associated with the corporate bonds, mortgage-backed securities, and FHLB bonds are due to changes in interest rates and will not result in the non-collection of principal and interest on these investments. The unrealized losses to the FNMA preferred stock and the equity securities are viewed by the Company as temporary fluctuations in the market.

In 2003 and 2002, the Company recognized a write down of $182,702 and $80,360, respectively, on equity securities resulting from a decline in fair value that was judged to be other than temporary.


                                       33
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

(3)   Loans Receivable

      At June 30, 2004 and 2003, loans receivable consisted of the following:

                                                        2004            2003
                                                    -----------     -----------
      Residential real estate loans:
          One-to-four-family                        $36,054,919      34,207,391
          One-to-four family held-for-sale              563,784         767,394
          Multifamily                                   413,404         795,932
          Construction                                7,106,143       2,356,946
                                                    -----------     -----------
                                                     44,138,250      38,127,663
      Commercial real estate loans                    6,241,087       7,117,027
                                                    -----------     -----------
                    Total real estate                50,379,337      45,244,690
                                                    -----------     -----------

      Consumer loans:
          Automobile                                  3,113,110       2,996,073
          Home improvement                               69,695          85,927
          Deposit accounts                              226,965         296,876
          Other                                       4,404,061       3,655,966
                                                    -----------     -----------
                    Total consumer                    7,813,831       7,034,842
                                                    -----------     -----------
      Commercial business loans                      21,909,588      13,308,135
                                                    -----------     -----------

                                                     80,102,756      65,587,667

      Less:
          Deferred fees and discounts                    26,826          25,231
          Allowance for losses on loans                 697,267         555,626
                                                    -----------     -----------

                                                    $79,378,663      65,006,810
                                                    ===========     ===========

      At June 30, 2004 and 2003, the Company had committed to originate $3,593,000 and $4,497,000, respectively, of fixed and variable rate loans. In addition, the Company had customers with unused lines of credit totaling $6,149,000 and $2,037,000 at June 30, 2004 and 2003,
      respectively.

      At June 30, 2004 and 2003, the Company had nonaccrual loans of $2,623,000 and $2,655,000, respectively. The allowance for losses on loans related to these impaired loans was approximately $163,000 and $196,000, respectively. The average balances of such loans for the years ended June 30, 2004, 2003, and 2002 were $2,756,000, $2,450,000, and $1,716,000, respectively. For the years ended June 30, 2004, 2003, and 2002, interest income which would have been recorded under the original terms of such loans was approximately $268,000, $291,000, and $198,000, respectively, and


                                       34
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

      interest income actually recorded amounted to approximately $116,000, $133,000, and $92,000, respectively.

      Loan customers of the Company include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Changes in loans outstanding to executive officers and directors for the years ended June 30, 2004 and 2003 were as follows:

                                                        2004            2003
                                                    -----------     -----------
      Balance at beginning of year                  $    52,481          47,802
      Balance of new officer loan                            --          34,708
      Repayments                                        (32,929)        (30,029)
                                                    -----------     -----------

      Balance at end of year                        $    19,552          52,481
                                                    ===========     ===========

(4)   Allowance for Losses on Loans

      Following is a summary of the allowance for losses on loans for the three years ended June 30, 2004:

                                             2004          2003          2002
                                          ---------     ---------     ---------

      Balance at beginning of year        $ 555,626       537,233       369,314
      Provision for losses on loans         300,000       235,800       331,500
      Charge-offs                          (177,625)     (222,793)     (164,223)
      Recoveries                             19,266         5,386           642
                                          ---------     ---------     ---------

      Balance at end of year              $ 697,267       555,626       537,233
                                          =========     =========     =========

(5)    Real Estate

       Following is a summary of real estate as of June 30, 2004 and 2003:

                                                         2004            2003
                                                      ----------      ----------

      Real estate acquired for investment             $  290,018         295,124
      Real estate acquired through foreclosure           147,004         343,534
                                                      ----------      ----------

                                                      $  437,022         638,658
                                                      ==========      ==========


                                       35
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

(6)   Office Property and Equipment

      At June 30, 2004 and 2003, the cost and accumulated depreciation of office property and equipment were as follows:

                                                          2004           2003
                                                      -----------    -----------

      Land                                            $   547,467        547,467
      Office buildings                                  1,746,628      1,667,361
      Furniture, fixtures, and equipment                1,530,832      1,238,677
      Construction in progress                          1,242,129         31,858
      Automobiles                                          53,723         24,000
                                                      -----------    -----------
                                                        5,121,779      3,509,363

      Less accumulated depreciation                     1,769,392      1,537,492
                                                      -----------    -----------

                                                      $ 3,352,387      1,971,871
                                                      ===========    ===========

(7)   Accrued Interest Receivable

      At June 30, 2004 and 2003, accrued interest receivable consisted of the following:

                                                          2004           2003
                                                      -----------    -----------

      Loans receivable                                $   649,572        476,569
      Securities available-for-sale                        72,701         90,732
                                                      -----------    -----------

                                                      $   722,273        567,301
                                                      ===========    ===========

(8)   Deposits

      Deposit account balances at June 30, 2004 and 2003 are summarized as follows:

                                                          2004           2003
                                                      -----------    -----------
      Balance by account type:
          Savings                                     $34,415,261     32,932,748
          Demand and NOW                               14,571,319     11,561,957
          Certificates of deposit                      29,736,809     29,928,047
                                                      -----------    -----------

                                                      $78,723,389     74,422,752
                                                      ===========    ===========

      The  aggregate   amount  of   certificates   of  deposit  with  a  minimum
      denomination of $100,000 was approximately $4,009,000 and $3,239,000 at June 30, 2004 and 2003, respectively.


                                       36
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

      At June 30, 2004, scheduled maturities of certificates of deposit were as follows:

                 Years ended June 30:
                     2005                            $ 17,040,404
                     2006                               3,945,350
                     2007                               4,128,838
                     2008                               3,645,920
                     2009                                 976,297
                                                     ------------

                                                     $ 29,736,809
                                                     ------------

      Interest expense on deposits is summarized as follows:

                                                    Years ending June 30,
                                          --------------------------------------
                                             2004          2003          2002
                                          ----------    ----------    ----------

      Savings                             $  423,768       544,304       725,049
      Demand and NOW                          53,350        60,912        95,824
      Certificates of deposit                859,984     1,136,714     1,542,205
                                          ----------    ----------    ----------

                                          $1,337,102     1,741,930     2,363,078
                                          ==========    ==========    ==========

      At June 30, 2004 and 2003, accrued interest payable on deposits totaled $263,522 and $306,246, respectively.


                                       37
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

(9) Advances from FHLB

      Advances from FHLB at June 30, 2004 and 2003 were as follows:

                                                      2004                                     2003
                                          --------------------------------        -------------------------------
                                                               Weighted                                Weighted
                                             Amount          average rates           Amount         average rates
                                          ----------         -------------        ----------        -------------
      Advance maturity:
          Within one year:
            Fixed                         $  750,000               1.47%          $1,025,785            4.86%
            Daily Adjustable                 300,000               1.71
          Beyond one year, but
            within five years -
            fixed                          6,907,750               4.36            3,118,528            5.32
          Beyond five years, but
            within ten years -
            fixed                                 --                               1,389,872            4.94
          Beyond ten years, but
            within fifteen years
            - fixed                               --                                  10,930            5.50
                                          ----------                              ----------

                                          $7,957,500                              $5,545,115
                                          ==========                              ==========

      Advances from FHLB are secured by stock in FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 130% of outstanding advances. Certain advances are callable on various dates.


                                       38
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

(10)  Taxes

      Taxes on income (benefit) for the years ended June 30, 2004, 2003, and 2002 were as follows:

                                       2004                                          2003
                    -----------------------------------------       ---------------------------------------
                     Federal          State           Total          Federal         State          Total
                    ---------       ---------       ---------       ---------      ---------      ---------
      Current       $ 518,300          97,300         615,600         443,000         86,950        529,950
      Deferred          8,500           1,500          10,000          40,900          6,050         46,950
                    ---------       ---------       ---------       ---------      ---------      ---------

                    $ 526,800          98,800         625,600         483,900         93,000        576,900
                    =========       =========       =========       =========      =========      =========

                                      2002
                    -----------------------------------------
                     Federal          State           Total
                    ---------       ---------       ---------
      Current       $ 579,900          95,000         674,900
      Deferred       (107,000)        (16,000)       (123,000)
                    ---------       ---------       ---------
                    $ 472,900          79,000         551,900
                    =========       =========       =========

      Taxes on income (benefit) differ from the amounts computed by applying the Federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:

                                                          Years ended June 30,
                                                    ---------------------------------
                                                       2004        2003        2002
                                                    ---------   ---------   ---------
      Federal income tax rate                            34.0%       34.0%       34.0%
      Items affecting Federal income tax rate:
          State tax, net of Federal benefit               3.3         3.6         3.2
          Low income housing tax credits                 (2.2)       (2.5)       (2.6)
          Other, net                                     (3.1)       (1.5)       (0.9)
                                                    ---------   ---------   ---------

                                                         32.0%       33.6%       33.7%
                                                    =========   =========   =========


                                       39
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2004 and 2003 are presented below:

                                                                      2004               2003
                                                                  ------------      ------------
      Deferred tax assets:
          Accrued expenses not deducted                           $     50,700            50,000
          Unrealized losses on securities available-for-sale            83,200                --
          State net operating loss carryforwards                        13,000            13,000
          Allowance for losses on loans                                260,100           207,000
          Impairment on equity investments                                  --            22,000
                                                                  ------------      ------------

                    Total gross deferred tax assets                    407,000           292,000
                                                                  ------------      ------------

      Deferred tax liabilities:
          FHLB stock dividends                                          13,300            23,000
          Unrealized gains on securities available-for-sale                 --            88,000
          Accrued interest receivable not taxed                          1,300             1,000
          Deferred loan fees                                            94,000            77,000
          Depreciation                                                  77,200            43,000
                                                                  ------------      ------------

                    Total gross deferred tax liabilities               185,800           232,000
                                                                  ------------      ------------

                    Net deferred tax assets                       $    221,200            60,000
                                                                  ============      ============

      Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not, the Bank will realize the benefits of these deductible differences.

      At June 30, 2004 and 2003, the Bank had Federal income tax bad debt reserves of approximately $1,263,000, respectively, that constitute allocations to bad debt reserves for Federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at June 30, 2004 and 2003 were substantially restricted because of the effect of these income tax bad debt reserves.

(11)  Employee Benefits

      (a)   Pension Plan

            The Bank has a noncontributory, nontrusteed pension plan for all eligible employees. The plan's assets include bonds, stocks, commercial and residential mortgages, and cash. The Bank's policy is to fund the benefit cost accrued.

            On September 1, 2003 the Company froze its defined benefit pension plan and is in the process of terminating the plan. The standard termination commenced on June 30, 2004. The pension plan liability recorded by the Company at June 30, 2004 and 2003 was $127,000. Estimated


                                       40
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                          June 30, 2004, 2003 and 2002

            plan liabilities supplied in the sensitivity analysis provided to the plan by Principal Financial Group supports the determination that the plan assets and the Company's current pension plan accrued liability will cover the estimated termination funding of the plan. However, actual distributions from the termination of the plan could take up to 18 months to complete and the final cost to terminate the plan will be unknown until distribution occurs. Depending upon interest rates at the time of distribution, the plan liability could be more or less than the expected amount. The value of assets can change dramatically with market conditions. The Company will continue to monitor the estimated plan termination liability, but at this time does not expect that additional accruals will be necessary.

            The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements at June 30, 2003:

            Change in benefit obligation:
                Benefit obligation at beginning of year                  $ 1,304,807
                Service cost                                                  54,782
                Interest cost                                                 89,920
                Actuarial (gain) loss                                        325,969
                Benefits paid                                                (40,444)
                                                                         -----------

                          Benefit obligation at end of year              $ 1,735,034
                                                                         ===========

            Change in plan assets:
                Fair value of plan assets at beginning of year           $ 1,449,706
                Actual return on plan assets                                 (78,095)
                Employer contributions                                        31,080
                Benefits paid                                                (40,444)
                                                                         -----------

                          Fair value of plan assets and end of year      $ 1,362,247
                                                                         ===========

            Reconciliation of funded status:
                Funded status underfunded                                $  (372,787)
                Unrecognized net actuarial gain                              251,953
                Unrecognized transition asset                                 (6,391)
                                                                         -----------

                          Accrued benefit cost                           $  (127,225)
                                                                         ===========


                                       41
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2004 and 2003

            Pension expense for the years ended June 30, 2003 and 2002 includes the following components:

                                                               2003              2002
                                                            ---------        ---------
            Service cost                                    $  54,782           57,617
            Interest cost                                      89,920           57,987
            Expected return on plan assets                   (110,785)         (78,227)
            Recognized net actuarial gain                      (7,311)            (862)
            Amortization of transition asset                   (1,447)          (1,447)
                                                            ---------        ---------

                          Pension expense                   $  25,159           35,068
                                                            =========        =========

                                                                                         2003                 2002
                                                                                    ----------------------------------
             Discount rate                                                                5.75%                7.00%
             Expected long-term rate of return                                            7.50                 7.75
             Weighted average rate of compensation increase                               4.73                 5.16
             Amortization method                                                    Straight-line        Straight-line

            There was no pension expense recorded for the year ended June 30, 2004.

      (b)   Employment Agreements

            The Company has entered into employment agreements, which expire in July 2007, with two of its executive officers. The agreements provide, among other things, for payment to the officers of up to 299% of the officers' then-current annual compensation in the event there is a change of control of the Company where employment terminates involuntarily in connection with such change of control.

      (c)   Stock Options

            Certain officers and directors of the Company have been granted options to purchase up to 9,060 shares of the Company's $0.01 par common stock. The exercise price is equal to the fair market value of the shares at the date the options are granted. The options are subject to certain vesting requirements and, if unused, the options will expire October 2004.


                                       42
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2004 and 2003

            Changes in options outstanding and exercisable during 2004, 2003, and 2002 were as follows:

                                  Exercisable      Outstanding        Option price      Weighted
                                    options          options            per share     average price
                                  -----------      -----------        ------------    -------------
            June 30, 2001             45,060           45,060         $5.50 - 6.06        $5.55
            Vested                        --               --
            Expired                     (600)            (600)                5.50         5.50
            Exercised                 (1,720)          (1,720)                5.69         5.69
                                  ----------       ----------

            June 30, 2002             42,740           42,740          5.50 - 6.06         5.55
            Vested                        --               --
            Expired                       --               --
            Exercised                (10,940)         (10,940)         5.50 - 6.06         5.68
                                  ----------       ----------

            June 30, 2003             31,800           31,800          5.50 - 6.06         5.50
            Vested                        --               --
            Expired                       --               --
            Exercised                (22,740)         (22,740)                5.50         5.50
                                  ----------       ----------

            June 30, 2004              9,060            9,060                 5.50         5.50
                                  ==========       ==========

(12)  Stockholders' Equity

      (a)   Regulatory Capital Requirements

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

            The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations.
            FDICIA requires depository institutions to maintain a tangible equity ratio of 2%. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier I risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Bank met all regulatory capital requirements at June 30, 2004 and 2003.


                                       43
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2004 and 2003

            The Bank's actual and required capital amounts and ratios as of June 30, 2004 and 2003 were as follows:

                                                                                                        To be well capitalized
                                                                           For capital adequacy         under prompt corrective
                                                   Actual                        purposes                  action provisions
                                        -------------------------       ------------------------       -------------------------
               June 30, 2004               Amount           Ratio          Amount          Ratio          Amount          Ratio
            Tangible capital (to
                tangible assets)        $ 9,414,000           9.6%      $ 1,953,860          2.0%      $        --           --%
            Leverage/equity (core)
                capital (to
                adjusted tangible
                assets)                   9,414,000           9.6         3,907,720          4.0         4,884,650           5.0
            Tier I risk-based
                capital (to
                risk-weighted
                assets)                   9,414,000          12.8         2,938,560          4.0         4,407,840           6.0
            Risk-based (total)
                capital (to
                risk-weighted
                assets)                  10,068,000          13.7         5,877,120          8.0         7,346,400          10.0

                                                                                                        To be well capitalized
                                                                           For capital adequacy         under prompt corrective
                                                   Actual                        purposes                  action provisions
                                        -------------------------       ------------------------       -------------------------
               June 30, 2003               Amount           Ratio          Amount          Ratio          Amount          Ratio
               Tangible capital (to
                tangible assets)        $ 8,203,000           9.2%      $ 1,788,340          2.0%      $        --           --%
            Leverage/equity (core)
                capital (to
                adjusted tangible
                assets)                   8,203,000           9.2         3,576,680          4.0         4,470,850           5.0
            Tier I risk-based
                capital (to
                risk-weighted
                assets)                   8,203,000          13.3         2,469,480          4.0         3,704,220           6.0
            Risk-based (total)
                capital (to
                risk-weighted
                assets)                   8,732,000          14.1         4,938,960          8.0         6,173,700          10.0

      (b)   Dividend Restrictions

            Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. Under the regulations, a savings institution, such as the Bank, that meet the requirement of being adequately capitalized (as defined by the OTS regulations as Tier 1 leverage capital of 4% or greater, and Tier 1 risk-based capital of 4% or greater, and Total risk-based capital of 8% or greater subsequent to a capital distribution) is generally permitted to make such capital distributions without OTS approval, but by giving notice of the capital distribution to the OTS, subject to certain limitations and restrictions as described in the regulations. The Bank gives notice to the OTS before any payment of dividends or other capital distributions unless the proposed capital distribution falls within the application requirements for an OTS capital distribution approval.


                                       44
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2004 and 2003

(13)  Fair Value of Financial Instruments

      The estimated fair values of the Company's financial instruments as of June 30, 2004 and 2003 were as follows:

                                                    2004                                   2003
                                     ---------------------------------      --------------------------------
                                     Carrying value         Fair value      Carrying value        Fair value
                                     --------------         ----------      --------------        ----------
      Financial assets:
          Cash and cash
            equivalents                $ 1,863,244          1,863,244          5,303,912          5,303,912
          Securities
            available-for-sale          12,494,069         12,494,069         17,176,190         17,176,190
          Loans                         79,378,663         86,407,620         65,006,810         67,955,222
          FHLB stock                       464,000            464,000            509,200            509,200
          Accrued interest
            receivable                     722,273            722,273            567,301            567,301
      Financial liabilities:
          Deposits                      78,723,389         79,311,172         74,422,752         75,144,662
          FHLB advances                  7,957,500          7,900,220          5,545,115          6,195,028
          Advance payments by
            borrowers for
            taxes and insurance            353,802            353,802            347,265            347,265
          Accrued interest
            payable                        263,522            263,522            306,246            306,244

                                                            Unrealized         Notional           Unrealized
                                     Notional value       Gains (losses)         Value          gains (losses)
                                     --------------       --------------      -----------       --------------
      Off balance sheet assets:
          Commitments to
            extend credit              $ 3,593,000                 --          4,497,325                 --
          Unused lines of
            credit                       6,148,991                 --          2,036,956                 --

(14)  Contingency

      The Bank is involved in various legal actions and proceedings arising from the normal course of operations. Management believes that liability, if any, arising from such legal actions and proceedings will not have a material adverse effect upon the consolidated financial statements of the Company.


                                       45
                                                                     (Continued)

                           HORIZON FINANCIAL SERVICES
                          CORPORATION AND SUBSIDIARIES

                          Notes to Financial Statements

                             June 30, 2004 and 2003

(15) Horizon Financial Services Corporation (Parent Company Only) Financial Information

      The Parent Company's principal asset is its 100% ownership of the Bank and
      the  Bank's  subsidiary.   The  following  are  the  condensed   financial
      statements for the Parent Company:

                            Condensed Balance Sheets


                                                                                      2004                2003
                                                                                  ------------       ------------
      Cash and cash equivalents                                                   $    518,065            200,883
      Securities available-for-sale                                                    318,072            606,976
      Loans receivable, net                                                            923,562            989,447
      Investment in subsidiary                                                       9,360,652          8,318,106
      Real estate                                                                      194,164            199,270
      Interest receivable                                                               83,932             47,804
      Deferred tax asset                                                                33,800             25,775
      Accrued income taxes receivable                                                   32,555             55,789
                                                                                  ------------       ------------

                    Total assets                                                  $ 11,464,802         10,444,050
                                                                                  ============       ============

      Common stock                                                                $     10,462             10,462
      Additional paid-in capital                                                     5,052,022          5,025,598
      Retained earnings                                                              8,639,455          7,498,305
      Treasury stock, at cost                                                       (2,099,098)        (2,237,884)
      Accumulated other comprehensive income - net unrealized
          (loss) gain on securities available-for-sale                                (138,039)           147,569
                                                                                  ------------       ------------

                    Total stockholders' equity                                      11,464,802         10,444,050
                                                                                  ------------       ------------

                    Total liabilities and stockholders' equity                    $ 11,464,802         10,444,050
                                                                                  ============       ============

                       Condensed Statements of Operations

                                                                     2004              2003              2002
                                                                 -----------       -----------       -----------
      Interest income                                            $   110,898           117,680           114,049
      Equity in earnings of subsidiaries                           1,253,189         1,196,807         1,016,637
      Gain on sale of securities                                      94,256            18,924           207,645
      Other expenses                                                (148,676)         (113,149)         (198,525)
      Impairment loss on equity securities                                --          (182,702)          (80,360)
                                                                 -----------       -----------       -----------

                    Net earnings before tax                        1,309,667         1,037,560         1,059,446

      Income tax benefit                                              21,000           101,550            26,000
                                                                 -----------       -----------       -----------

                    Net earnings                                 $ 1,330,667         1,139,110         1,085,446
                                                                 ===========       ===========       ===========


                                       46
                                                                     (Continued)

                       Condensed Statements of Cash Flows

                                                             2004              2003               2002
                                                          -----------       -----------       -----------
      Operating activities:
          Net earnings                                    $ 1,330,667         1,139,110         1,085,446
          Equity in earnings of subsidiary                 (1,328,154)       (1,196,807)       (1,016,637)
          Gain on sale of securities                          (94,256)          (18,924)         (207,645)
          Impairment losses on securities                          --           182,702            80,360
          Tax benefit from exercise of stock option                --                --             3,087
          Other, net                                           10,611           (85,570)           28,674
                                                          -----------       -----------       -----------

                    Net cash (used in) provided by
                      operating activities                    (81,132)           20,511           (26,715)
                                                          -----------       -----------       -----------

      Investing activities:
          Proceeds from sale of securities
            available-for-sale                              1,222,130         1,202,268         2,339,371
          Purchase of securities available-for-sale          (836,971)       (1,193,102)       (2,365,385)
          Loans receivable, net                                65,885           (84,028)         (145,507)
                                                          -----------       -----------       -----------

                    Net cash provided by (used in)
                      investing activities                    451,044           (74,862)         (171,521)
                                                          -----------       -----------       -----------

      Financing activities:
          Dividends from subsidiary                                --           250,000                --
          Treasury stock acquired                              (2,600)         (184,448)               --
          Exercise of stock options                           125,069            62,172             9,783
          Dividends paid                                     (173,200)         (152,277)         (135,264)
                                                          -----------       -----------       -----------

                    Net cash used in financing
                      activities                              (50,730)          (24,553)         (125,481)
                                                          -----------       -----------       -----------

                    Net increase (decrease) in cash
                      and cash equivalents                    317,182           (78,904)         (323,717)

      Cash and cash equivalents at beginning of year          200,883           279,787           603,504
                                                          -----------       -----------       -----------

      Cash and cash equivalents at end of year            $   518,065           200,883           279,787
                                                          ===========       ===========       ===========


                                       47
                                                                     (Continued)

                     HORIZON FINANCIAL SERVICES CORPORATION
                             STOCKHOLDER INFORMATION

--------------------------------------------------------------------------------

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 3:00 p.m. local time, on October 28, 2004, at the main office of Horizon Federal Savings Bank, 301 1st Avenue East, Oskaloosa, Iowa.

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

                                FISCAL 2004                                                   FISCAL 2003
                   ---------------------------------------                      --------------------------------------
                      HIGH          LOW         DIVIDENDS                        HIGH            LOW        DIVIDENDS
                   ----------    ---------     -----------                      -------        -------     -----------
First Quarter        $14.000       $12.850         $.0525    First Quarter      $10.600        $10.050       $.0500
Second Quarter        17.000        13.700          .0550    Second Quarter      11.060         10.050        .0500
Third Quarter         18.000        16.050          .0575    Third Quarter       12.450         11.100        .0500
Fourth Quarter        16.500        14.200          .0600    Fourth Quarter      13.000         11.000        .0525

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

At September 3, 2004,  there were 771,371 shares of Horizon  Financial  Services
Corporation   common  stock  issued  and  outstanding  and   approximately   120
stockholders of record.

STOCKHOLDERS AND GENERAL INQUIRIES            TRANSFER AGENT

                                              First Bankers Trust Services, Inc.
Robert W. DeCook, President and CEO           2321 Kochs Lane
Horizon Financial Services Corporation        P.O. Box 4005
301 1st Avenue East                           Quincy, IL 62305-4005
Oskaloosa, Iowa  52577                        (217) 228-8060

                     HORIZON FINANCIAL SERVICES CORPORATION
                              CORPORATE INFORMATION

--------------------------------------------------------------------------------

COMPANY AND BANK ADDRESS

301 1st Avenue East                            Telephone:  (641) 673-8328
Oskaloosa, IA  52577                           Fax:        (641) 673-0074

DIRECTORS OF THE BOARD

Robert W. DeCook
   Chairman of the Board, President and Chief
   Executive Officer of Horizon Financial Services
   Corporation and Horizon Federal Savings Bank

Gary L. Rozenboom
   Self-Employed Flooring Business
   Oskaloosa, Iowa

Thomas L. Gillespie
   Vice President of Horizon Financial Services
   Corporation and Senior Vice President of Horizon
   Federal Savings Bank

Michael F. Cooney, III
   Retired Partner with KPMG LLP
   West Des Moines, Iowa

HORIZON FINANCIAL SERVICES CORPORATION EXECUTIVE OFFICERS

Robert W. DeCook
   President and Chief Executive Officer

Vicki Hladik
   Treasurer and Chief Financial Officer

INDEPENDENT AUDITORS

KPMG LLP
666 Grand Avenue
Suite 2500
Des Moines, IA  50309

CORPORATE COUNSEL

McCoy, Faulkner & Broerman
216 South 1st Street
Oskaloosa, Iowa  52577

SPECIAL COUNSEL

Katten Muchin Zavis Rosenman
1025 Thomas Jefferson Street, NW
East Lobby, Suite 700
Washington, DC  20007-5201

#4155645